Form 10-K405, Exhibit 13
period 1998-08-31
PRICESMART INC
filed 1998-11-25
CIK 1041803

                                               Exhibit 13.1


Annual Report Page 14

SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

Prior to fiscal year 1997, the Company operated as certain subsidiaries of PEI. Accordingly, the financial data of the Company during each of the four fiscal years ended August 31, 1997 included herein has been prepared on a historical basis as though the Company had been a stand-alone business operating the businesses and the assets acquired as a result of the Distribution. See Footnote 1 of "PriceSmart, Inc., Notes to Consolidated Financial Statements" included in this report for a description of the businesses and the assets included in PriceSmart's historical financial statements. The Company has independently owned and operated its businesses throughout fiscal 1998.

        The following table sets forth selected historical financial data of the Company for the five fiscal years ended August 31, 1998. The selected historical financial data as of August 31, 1998, 1997, 1996, and 1995, and for each of the four years ended August 31, 1998, have been derived from the audited financial statements of the Company. The selected historical financial data as of August 31, 1994 has been derived from the unaudited books and records of the Company, and in the opinion of management, includes all adjusting entries (consisting of only normal and recurring adjustments) necessary to present fairly the information set forth therein.

                                                                      Fiscal Years (1)
                                                  ---------------------------------------------------------
                                                  1998          1997        1996         1995          1994
                                                  ----          ----        ----         ----          ----
INCOME STATEMENT DATA:
Merchandise sales (2)                           $  81,100    $  59,042    $  36,211    $  66,573       53,015
International royalties and fees                    2,720        3,139        2,164          553         --
Auto, travel and other program revenues            13,368       12,194        9,875        8,769        5,846
Cost of goods sold (2)                             74,684       55,947       34,644       62,756       49,449
Selling, general and administrative (3)            26,854       26,607       31,069       33,337       15,095
Operating loss                                     (4,350)      (8,179)     (17,463)     (20,198)      (5,683)
Real estate operations, net income (loss) (4)       1,532       (1,480)      (8,359)      (2,238)     (16,354)
Interest and other income, net (5)                  5,960        2,717        7,663        6,031        6,636
Income (loss) before provision (benefit)
for income taxes                                    3,142       (6,942)     (18,159)     (16,405)     (15,401)
Net income (loss)                                   3,028      (24,843)     (11,423)     (12,517)      (9,087)
EARNINGS PER SHARE:
Basic (6)                                       $    0.51    $   (4.20)   $   (1.93)   $   (2.12)   $   (1.54)
Diluted (6)                                          0.50        (4.20)       (1.93)       (2.12)       (1.54)
BALANCE SHEET DATA:
Cash and equivalents                            $   8,643    $  58,383    $    --      $    --      $    --
Marketable securities                              56,133         --           --           --           --
Total assets                                      124,576      125,885       97,981      107,085      188,431
Stockholders' equity (7)                          103,081      107,172       86,990       92,556      129,389

(1) Effective September 1, 1997, the Company changed its 52/53 week fiscal year which ends on the Sunday nearest August 31 to a fiscal year end of August 31. For ease of presentation, all fiscal years in this report are referred to as having ended on August 31.

(2) Merchandise sales and cost of goods sold relate to international and electronic merchandising businesses.

(3) Prior to fiscal year 1998, PEI provided administrative services to the Company. Amounts allocated to the Company for corporate administrative expenses for fiscal years 1997, 1996, 1995, and 1994 were $1,065, $1,350,
$1,363, and $752, respectively.

(4) Real estate operations relate to properties held for sale which were transferred to PriceSmart in connection with the Distribution and reflect rental revenue, rental expenses, gain or loss on sales of properties and provisions for asset impairment related to these properties.

(5) Interest and other income includes interest income, loss on sale of investment, equity in the income and losses of international joint ventures and minority interest of partners in merchandising joint venture businesses.

(6) For each of the fiscal years 1994 through 1997, earnings per share is based on the 5,908,235 shares issued in connection with the Distribution.

(7) Prior to fiscal year 1998, stockholders' equity represents the net assets transferred and the earnings of the businesses and assets comprising PriceSmart on a historical basis.

Annual Report Page 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis compares the results of operations for the three fiscal years ended August 31, 1998, and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report. All dollar amounts are in thousands.

                                    AUGUST 31,
                               ---------------------
        STORE LOCATIONS        1998    1997     1996
        ---------------        ----    ----     ----
        Joint Ventures           2       1       --
        Licensees                3       5        2
                               ----    ----     ----
            Total                5       6        2


The Company had three new locations open in fiscal 1998: one under a joint venture arrangement in Panama and two owned and operated by licensees, one in China and one in the Philippines.

        The Asian financial crisis resulted in store closures in Guam and the Philippines and the termination of the Indonesian licensing arrangement (two stores).

        The Company recently completed two new joint venture arrangements to open a total of 11 new stores in six Latin America countries. See - "Liquidity and Capital Resources."

MERCHANDISE SALES

                                           INTERNATIONAL                    ELECTRONIC SHOPPING
                      -------------------------------------------------     -------------------
                      STORE        PERCENT          EXPORT      PERCENT                 PERCENT
                      SALES        CHANGE           SALES       CHANGE       SALES      CHANGE
                      -----        -------          ------      -------      -----      -------
Fiscal 1998           $48,287       122%           $32,813       (10%)      $  --        (100%)
Fiscal 1997            21,750       100%            36,335        43%           957       (91%)
Fiscal 1996              --        --               25,441        --         10,670        --

STORE SALES -- During fiscal 1998, store sales increased due to the opening of a second store in Panama in December 1997 and increased sales from the first Panama store, which was open for the full year. During 1997, store sales were from the first store which opened in Panama in October 1996.

EXPORT SALES -- During fiscal 1998, export sales to licensees and trade sale customers decreased, primarily due to the Asian economic crisis, and the decision in 1997 to discontinue the export trading business, which had been selling U.S.-sourced goods to customers in Hong Kong and Mexico. Export sales decreased to licensees in Guam, Indonesia and the first China location. The decreased sales were partially offset by sales to new locations in Philippines and China, and increased sales to Saipan.

        During fiscal 1997, export sales increased primarily due to sales to new licensee stores in Indonesia (2 stores), and China and increased sales to Saipan and Guam.

ELECTRONIC SHOPPING SALES -- Electronic shopping sales were reduced to zero in fiscal 1998, because the business was discontinued in fiscal 1997. Fiscal 1997 sales declined sharply from 1996 because the business was closed in January 1997.

MERCHANDISE GROSS MARGIN

                                     INTERNATIONAL                                                      ELECTRONIC SHOPPING
                 ---------------------------------------------------------------------------    ----------------------------------
                    STORE        PERCENT    PERCENT OF       EXPORT       PERCENT    PERCENT                   PERCENT    PERCENT
                 GROSS MARGIN    CHANGE        SALES      GROSS MARGIN    CHANGE    OF SALES    GROSS MARGIN    CHANGE    OF SALES
                 ------------    -------    ----------    ------------    -------   --------    ------------    -------   --------
Fiscal 1998         $5,671         140%        11.7%         $  745         (52%)      2.3%         $ --         (100%)       --
Fiscal 1997          2,364         100%        10.9%          1,567          58%       4.3%          (836)       (245%)     (87.4%)
Fiscal 1996            --           --           --             992          --        3.9%           575         --          5.4%

STORE GROSS MARGIN -- During fiscal 1998, store gross margin dollars and percentage increased primarily due to higher store sales.

EXPORT GROSS MARGIN -- During fiscal 1998, export gross margin percentage decreased by 2% due to lower export sales that have higher gross margin percentage.

        During fiscal 1997, export gross margin increased due to higher export sales, described above, and due to a slightly higher gross margin percentage.

ELECTRONIC SHOPPING GROSS MARGIN -- During fiscal 1997, gross margin was negatively impacted by reserves of $0.9 million associated with markdowns to sell certain returned and discontinued merchandise.

OTHER REVENUES

                    INTERNATIONAL                                  AUTO REFERRAL,
                     ROYALTIES                  PERCENT              TRAVEL AND             PERCENT
                      & FEES                     CHANGE            OTHER PROGRAMS            CHANGE
                    -------------            --------------        --------------           -------
Fiscal 1998           $  2,720                   (13%)                $13,368                  10%
Fiscal 1997              3,139                    45%                  12,194                  23%
Fiscal 1996              2,164                    --                    9,875                  --

During fiscal 1998, international royalties and fees decreased due to reduced know-how and construction fee income; partially offset by increased royalty income generated from higher store sales at licensed locations and increased membership income from Panama. Increased sales for the Auto Referral, Travel and other programs was due to increased Auto Referral advertising revenue resulting from more Costco locations, and increased travel commissions on car rentals and cruises.

        During fiscal 1997, international royalties and fees increased primarily as a result of the newly established licensee operations in China (Beijing). With respect to the Auto Referral, Travel and other programs, increases in cruise sales to Costco members and increases in car rental referral commissions accounted for substantially all of the revenue increase.

SELLING, GENERAL AND ADMINISTRATIVE

                                                                     AUTO REFERRAL,
                                   PERCENT   ELECTRONIC    PERCENT    TRAVEL AND     PERCENT
                  INTERNATIONAL    CHANGE     SHOPPING      CHANGE   OTHER PROGRAMS   CHANGE
                  -------------    -------   ----------    -------   --------------  -------
Fiscal 1998          $12,773         12%       $  --        (100%)       $10,552         7%
Fiscal 1997           11,400         39%         4,296       (64%)         9,846         4%
Fiscal 1996            8,196         --         12,098        --           9,425        --

During fiscal 1998, international expenses increased due to the addition of a second store in Panama (opened December 1997) and a full year of operations for the first Panama location (opened October 1996). These increased expenses were partially offset by decreases in home office international expenses, including the reversal of $.7 million of prior year's reserve for doubtful accounts receivable. Auto Referral, Travel Program and other expenses increased by 7% as a result of additional staffing and related overhead expense required to support the 10% increase in revenues. Electronic shopping expenses were eliminated in fiscal 1998 due to discontinuing the business in fiscal 1997.

        During fiscal 1997, international expenses increased largely due to increased staffing, higher travel expenses to support the needs of licensees in Indonesia and China (Beijing), establishment of a reserve for doubtful accounts and expenses related to the Company's pursuit of international licensing opportunities in additional countries. At the end of fiscal 1996, expenses associated with the electronic shopping program began to decline significantly upon the expiration of certain contractual obligations to pay Costco $4.5 million per year for marketing-related activities and location rent expense. Auto Referral and Travel Program expenses were generally consistent with the prior year's comparable period as expansion of the car rental referral and Costco cruise programs did not generate any significant increase in expenses.

CORPORATE ADMINISTRATIVE EXPENSES

                                                  PERCENT
                         AMOUNTS      CHANGE       CHANGE
                        --------      ------      -------
Fiscal 1998             $ 3,529      $ 2,464        231%
Fiscal 1997               1,065         (285)       (21)%
Fiscal 1996               1,350           --         --

During fiscal 1998, corporate administrative expenses increased due to additional salaries, benefits and other expenses associated with becoming a separate, publicly held company and increased marketing salaries and related expenses. Prior to fiscal 1998, the Company operated as certain subsidiaries of PEI. Certain general and administrative costs of PEI were allocated to the Company, principally based on PEI's specific identification of individual cost items or otherwise based upon estimated levels of effort devoted by its general and administrative departments to individual entities or relative measures of size of entities. During fiscal 1997, corporate expenses decreased primarily due to a decrease in legal fees.

REAL ESTATE OPERATIONS (NET)

                                                        PROVISION
                                            GAIN        FOR ASSET
                 REVENUES      EXPENSES   ON SALES      IMPAIRMENT        TOTAL
                 --------      --------   --------      ----------        -----
Fiscal 1998      $ 1,791       $(1,185)     $926          $    -         $ 1,532
Fiscal 1997        3,031        (2,900)      389          (2,000)         (1,480)
Fiscal 1996        2,798        (3,355)      240          (8,042)         (8,359)

Real estate operations relate to properties held for sale which were transferred to the Company in connection with the Distribution and reflect rental revenue, operating expenses, gain or loss on sales of properties and provisions for asset impairment related to these properties. The Company expects the remaining properties to be sold during fiscal 1999.

        The increase in net income from real estate operations in fiscal 1998 was primarily due to increased gains on sales of properties and no additional provision for asset impairment. The improvement also reflects reduced operating expenses resulting from the disposition of non-income producing properties. During fiscal 1997 and 1996, the non-cash charges for provision for asset impairment reflected in the table above were taken to write down the carrying value of real estate properties which were being held for sale and which are expected to generate net sales proceeds below their book values.

OTHER

INTEREST INCOME. Interest income for the Company reflects earnings on marketable securities, cash balances, City Notes and certain secured notes receivable from buyers of formerly owned properties. During fiscal 1998, interest income increased primarily due to increased balances in cash and marketable securities. Interest income for fiscal 1997 declined primarily as a result of principal repayments of specific City Notes during fiscal 1997.

MINORITY INTEREST. For fiscal 1998 and 1997, minority interest relates to an allocation of the Panama joint venture earnings to the 49% partner in this venture. During fiscal 1996, minority interest represents the allocation of losses on the international merchandising business to Costco until the time that the cumulative amount of such losses equaled the cumulative amount of Costco's capital contributions. Once the book value of Costco's investment reached zero during the third quarter of fiscal 1996, the Company began to absorb 100% of losses from these joint ventures which were funded with stockholder advances by the Company and borrowings from PEI.

PROVISION (BENEFIT) FOR INCOME TAXES. The Company's provision for income taxes decreased to $114,000 in fiscal 1998 from $17.9 million in fiscal 1997. In fiscal 1998, the provision for income taxes relates to foreign taxes on the profit of the Company's Panama joint venture. In fiscal 1997, deferred tax assets of approximately $22.0 million were charged to income tax expense because the realization of deferred tax assets is no longer more likely than not, and therefore, a valuation allowance was established. As of August 31, 1998, the Company has Federal and California net operating loss carryforwards of approximately $29 million and $10 million, respectively. The Federal and California tax loss carryforwards will begin expiring in 2010 and 2001, respectively, unless previously utilized.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by (used in) the Company's operations for the fiscal years ended August 31, 1998, 1997 and 1996 was $(1.6) million, $2.6 million and $(7.9) million, respectively.

        The Company expects to satisfy short-term liquidity requirements through its cash and marketable securities, cash from operations of the Company's businesses, and principal and interest payments on the City Notes and other note receivable. The Company also expects to generate cash from sales of the properties held for sale. Certain borrowings by the Company's joint ventures, secured by assets of the joint ventures discussed below, are anticipated.

        In 1998, the Company announced programs to repurchase up to 700,000 shares of the Company's common stock. Prior to year-end, 550,000 shares under this program had been repurchased at a cost to the Company of $8.6 million. In September 1998, the Company repurchased the remaining 150,000 shares for $2.3 million.

        In November 1998, the Company announced that it would use up to an additional $5.0 million to repurchase shares of the Company's common stock from time to time in blocks of 50,000 shares or more.

        In July 1998, the Company entered into an agreement with a Guatemalan headquartered company to form a new joint venture that plans to open two PriceSmart membership shopping warehouses in Guatemala. It is anticipated that the stores will be built in a "build to suit" arrangement with local landowners. The total cost of the project is approximately $6.7 million of which $4.6 million has been contributed in cash by the partners and $2.1 million will be borrowed. PriceSmart owns 66% of this venture.

        In September 1998, the Company entered into a joint venture agreement with PSC, S.A., whose stockholders are Latin American businessmen, to open nine PriceSmart membership shopping warehouses in Costa Rica, the Dominican Republic, El Salvador, Honduras, and Nicaragua. The total cost of the project is approximately $84.4 million of which $33.8 million will be contributed in cash by the partners and $50.6 million will be borrowed. PriceSmart owns 60% of this venture.

        In September 1998, the Company made a $5.9 million, five year term loan to its Panama joint venture. The loan yields interest at a rate of 3-month LIBOR + 1 3/4%. Loan proceeds were used to repay Panama's bank borrowings of $3.7 million, with the remaining portion to be used in future business opportunities.

        Additionally, the Company estimates that it will spend approximately $.3 million for central office fixtures and equipment, and $10 million for business opportunities that may arise. Actual capital expenditures, investment in merchandising businesses and net proceeds realized from property sales for fiscal 1999 may vary from estimated amounts depending on business conditions and other risks and uncertainties to which the Company and its businesses are subject.

        The Company believes that its cash balances, marketable securities and net cash provided by operating activities, principal and interest payments on notes receivable and sales of its properties held for sale and bank borrowings will be sufficient to meet its working capital expenditure requirements for at least the next 12 months. Management intends to invest the Company's cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

        In August 1998, the company entered into an agreement to sell the Company's Auto Referral Program, effective November 1, 1999. The Company will continue to own and operate the Program through October 31, 1999 delivering automotive referral services to Costco members. The Program was sold for a net gain of $.4 million.

        Certain Asian markets served by the Company have experienced a significant devaluation of local currencies relative to the U.S. dollar. Because the Company transacts its business in the Asian markets in U.S. dollars, the Company does not bear exchange rate risk. However, devaluation of local currencies relative to the U.S. dollar causes U.S. merchandise to be less affordable, and generally has a negative impact on the Company's sales of U.S.-sourced goods to the affected markets, location sales and royalty income. The Company's licensees in Indonesia and Guam were particularly affected by the economic crisis, which largely contributed to the cancellation of the Indonesian license agreement and the closing of the Guam store in fiscal 1998. Neither of these issues resulted in a material economic loss to the Company.

        The Company has an immaterial risk of loss in certain markets most affected by the Asian economic downturn discussed above, as these are licensing arrangements.

        In November 1998, Honduras and Nicaragua were severely damaged by a hurricane. It is unclear to what extent the storm damage will impact the Company's planned expansion in these countries.

SEASONALITY

Historically, the Company's merchandising businesses have experienced moderate holiday retail seasonality in their markets. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served by the Company, the timing of holidays, weather, timing of shipments, product mix, and cost of U.S.-sourced products. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts.

IMPACT OF YEAR 2000

The year 2000 issue results from computer programs and hardware being written with two digits rather than four digits to define the applicable year. As a result, there is a risk that date sensitive software may recognize a date using "00" as the year 1900, rather than the year 2000. This potentially could result in system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions or engage in normal business activities.

        The Company has already received letters of year 2000 compliance from its key hardware and software vendors regarding the Company's core transaction processing systems, including both the point of sale and back room processes. In addition, the Company plans to conduct its own internal testing of year 2000 compliance by February 1999. Further, certain custom programs are planned to be modified by February 1999. The total cost of the year 2000 project is not expected to exceed $100,000, which excludes the cost of the recently purchased hardware and software, which was already 2000 compliant.

        The Company plans to initiate formal communications with its significant suppliers and customers regarding year 2000 compliance. However, the Company's systems interface with its suppliers is minimal, which makes the Company less vulnerable.

        The costs of the year 2000 project and the estimated completion date are based on management's best estimates, which are derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from the estimates. Specific factors that might cause material differences include, but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer codes, and similar uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        Not Applicable.

Annual Report Page 20

FINANCIAL STATEMENTS

                               PRICESMART, INC.
                       INDEX TO FINANCIAL STATEMENTS


                                                                         PAGE
                                                                         ----
Report of Independent Auditors....................................        21

Consolidated Balance Sheets as of August 31, 1998 and 1997........        22

Consolidated Statements of Operations for the years ended
     August 31, 1998, 1997 and 1996...............................        23

Consolidated Statements of Stockholders' Equity for the years
     ended August 31, 1998, 1997 and 1996.........................        24

Consolidated Statements of Cash Flows for the years ended
     August 31, 1998, 1997 and 1996...............................        25

Notes to Consolidated Financial Statements........................   26 - 35

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 1998 in conformity with generally accepted accounting principles.


/s/ Ernst & Young, LLP

San Diego, California
October 16, 1998

                                PRICESMART, INC.
                          CONSOLIDATED BALANCE SHEETS
                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  AUGUST 31,
                                                            ---------------------
                                                              1998         1997
                                                            --------     --------
ASSETS
Current assets:
  Cash and equivalents                                      $  8,643     $ 58,383
  Marketable securities                                       56,133         --
  Receivables, net of allowance for doubtful accounts of
  $414 and $1,000 in 1998 and 1997, respectively               6,503        4,806
  Merchandise inventories                                      9,160        5,518
  Prepaid expenses and other current assets                      965          578
  Property held for sale, net                                  4,886       19,913
                                                            --------     --------
Total current assets                                          86,290       89,198

Property and equipment:
  Land                                                         2,250        2,250
  Building and improvements                                    6,905        4,578
  Fixtures and equipment                                       6,659        4,712
                                                            --------     --------
                                                              15,814       11,540
  Less accumulated depreciation                               (2,841)      (1,946)
                                                            --------     --------
Property and equipment, net                                   12,973        9,594

Other assets:
  City notes receivable                                       21,501       23,052
  Other notes receivable                                       3,812        4,041
                                                            --------     --------
TOTAL ASSETS                                                $124,576     $125,885
                                                            --------     --------
                                                            --------     --------

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
  Bank borrowings                                           $  3,782     $    --
  Accounts payable, trade                                      5,463        4,901
  Other payables and accrued expenses                          6,622        8,376
                                                            --------     --------
Total current liabilities                                     15,867       13,277

Minority interest                                              5,628        5,436
Commitments

Stockholders' equity
  Preferred stock, $.0001 par value, 2,000,000 shares
   authorized, none issued                                       --           --
  Common stock, $.0001 par value, 15,000,000 shares
   authorized, 5,453,603 shares outstanding in 1998 and
   5,908,235 shares outstanding in 1997, net of 550,000
   shares in treasury in 1998                                      1            1
  Additional paid-in capital                                 100,230      107,171
  Notes receivable from stockholders                            (697)        --
  Unrealized gains on marketable securities                      519         --
  Retained earnings                                            3,028         --
                                                            --------     --------
Total stockholders' equity                                   103,081      107,172
                                                            --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $124,576     $125,885
                                                            --------     --------
                                                            --------     --------

                              See accompanying notes.

                                 PRICESMART, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEARS ENDED AUGUST 31,
                                                -------------------------------------
                                                    1998         1997         1996
                                                ----------    ----------   ----------
REVENUES
Sales:
  International                                 $ 81,100     $ 58,085     $ 25,541
  Electronic shopping                               --            957       10,670
International royalties and other fees             2,720        3,139        2,164
Auto referral, travel and other programs          13,368       12,194        9,875
                                                --------     --------     --------
TOTAL REVENUES                                    97,188       74,375       48,250

EXPENSES
Cost of goods sold:
  International                                   74,684       54,154       24,549
  Electronic shopping                               --          1,793       10,095
Selling, general and administrative:
  International                                   12,773       11,400        8,196
  Electronic shopping                               --          4,296       12,098
  Auto referral, travel, and other programs       10,552        9,846        9,425
  Corporate administrative expenses                3,529        1,065        1,350
                                                --------     --------     --------
TOTAL EXPENSES                                   101,538       82,554       65,713
                                                --------     --------     --------
OPERATING LOSS                                    (4,350)      (8,179)     (17,463)

OTHER
  Real estate operations, net                      1,532       (1,480)      (8,359)
  Interest income                                  6,152        2,776        3,076
  Minority interest                                 (192)         (59)       4,587
                                                --------     --------     --------
TOTAL OTHER                                        7,492        1,237         (696)
                                                --------     --------     --------

Income (loss) before provision (benefit) for
  income taxes                                     3,142       (6,942)     (18,159)
Provision (benefit) for income taxes                 114       17,901       (6,736)
                                                --------     --------     --------
NET INCOME (LOSS)                               $  3,028     $(24,843)    $(11,423)
                                                --------     --------     --------
                                                --------     --------     --------

Earnings (loss) per share
  Basic                                         $   0.51     $  (4.20)    $  (1.93)
                                                --------     --------     --------
                                                --------     --------     --------
  Diluted                                       $   0.50     $  (4.20)    $  (1.93)
                                                --------     --------     --------
                                                --------     --------     --------

Shares used in per share computation
  Basic                                            5,912        5,908        5,908
                                                --------     --------     --------
                                                --------     --------     --------
  Diluted                                          6,062        5,908        5,908
                                                --------     --------     --------
                                                --------     --------     --------


                             See accompanying notes.

                                  PRICESMART, INC.
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       FOR THE THREE YEARS ENDED AUGUST 31, 1998
                              (AMOUNTS IN THOUSANDS)

                                                                               NOTES    UNREALIZED
                                                               ADDITIONAL   RECEIVABLE    GAINS ON
                                           COMMON STOCK          PAID-IN       FROM      MARKETABLE     RETAINED
                                        SHARES      AMOUNT       CAPITAL   STOCKHOLDERS  SECURITIES     EARNINGS     TOTAL
                                        ------      ------     ----------  ------------  ----------     --------     -----
Investment by PEI at August 31, 1995       5,908    $       1   $  92,555    $    --      $    --      $    --     $  92,556
  Net loss                                                        (11,423)        --           --           --       (11,423)
  Net return to PEI                         --           --         5,857         --           --           --         5,857
                                         -------    ---------   ---------    ---------    ---------    ---------   ---------
Investment by PEI at August 31, 1996       5,908            1      86,989         --           --           --        86,990
  Net loss                                  --           --       (24,843)        --           --           --       (24,843)
  Net return to PEI                         --           --        45,025         --           --           --        45,025
                                         -------    ---------   ---------    ---------    ---------    ---------   ---------
Balance at August 31, 1997                 5,908            1     107,171         --           --           --       107,172
  Issuance of common stock for cash
   and notes receivable                       71         --         1,093         (697)        --           --           396
  Exercise of stock options                   25         --           214         --           --           --           214
  Purchase of treasury stock                (550)        --        (8,643)        --           --           --        (8,643)
  Stock based compensation                  --           --           395         --           --           --           395
  Unrealized gains on marketable
    securities                              --           --          --           --            519         --           519
  Net income                                --           --          --           --           --          3,208       3,028
                                         -------    ---------   ---------    ---------    ---------    ---------   ---------
Balance at August 31, 1998                 5,454    $       1   $ 100,230    $    (697)   $     519    $   3,028   $ 103,081
                                         -------    ---------   ---------    ---------    ---------    ---------   ---------
                                         -------    ---------   ---------    ---------    ---------    ---------   ---------

                              See accompanying notes.

                              PRICESMART, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (AMOUNTS IN THOUSANDS)

                                                                 YEARS ENDED AUGUST 31,
                                                               --------------------------
                                                               1998        1997      1996
                                                               ----        ----      ----
OPERATING ACTIVITIES
Net income (loss)                                           $  3,028    $(24,843)   $(11,423)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation                                                 1,409       1,374       2,259
  Provision for asset impairments                               --         2,000       8,042
  Provision for doubtful accounts                               (586)      1,000        --
  Net loss on disposition of property and equipment              111        --          --
  Income tax (benefit) charge                                    114      17,901      (6,736)
  Minority interest                                              192          59      (4,587)
  Stock-based compensation                                       395        --          --
  Change in operating assets and liabilities
  Accounts receivable and other assets                        (5,140)       (180)      4,332
  Accounts payable and other liabilities                      (1,104)      5,241         209
  Other                                                          (44)       --          --
                                                            --------    --------    --------
Net cash flows provided by (used in) operating activities     (1,625)      2,552      (7,904)

INVESTING ACTIVITIES
  Purchases of marketable securities                         (86,378)       --          --
  Sales of marketable securities                              30,801        --          --
  Additions to property and equipment                         (5,094)     (8,131)     (2,560)
  Proceeds from sale of property and equipment                  --            97         147
  Additions to notes receivable                                 --          --        (1,337)
  Payments of notes receivable                                 1,780       8,614       3,105
                                                            --------    --------    --------
Net cash flows provided by (used in) investing activities    (58,891)        580        (645)

FINANCING ACTIVITIES
  Change in property held for sale                            15,027       6,594        (190)
  Proceeds from bank borrowings                                3,782        --           --
  Proceeds from exercise of stock options                        214        --           --
  Issuance of common stock for cash and notes receivable         396        --           --
  Purchases of treasury stock                                 (8,643)       --           --
  Net investments by PEI                                        --        45,025       6,994
  Contributions by Panama JV partner                            --         3,632       1,745
                                                            --------    --------    --------
Net cash flows provided by financing activities               10,776      55,251       8,549
                                                            --------    --------    --------
Net increase (decrease) in cash                              (49,740)     58,383         --
Cash and equivalents at beginning of year                     58,383        --           --
                                                            --------    --------    --------
Cash and equivalents at end of year                         $  8,643    $ 58,383    $    --
                                                            --------    --------    --------
                                                            --------    --------    --------

                             See accompanying notes.

                              PRICESMART, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

FORMATION OF THE COMPANY

PriceSmart, Inc. ("PriceSmart" or the "Company") owns and operates certain merchandising businesses. The Company's primary business is international merchandising consisting of membership shopping stores similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 1998, there were three stores licensed to and owned by in-country business people and two stores owned 51% by the Company. Additionally, the Company operates domestic auto referral and travel businesses marketed to Costco members.

         In June 1997, the Price Enterprises, Inc. (PEI) Board of Directors approved, in principle, a plan to separate PEI's core real estate business from the merchandising businesses it operated through a number of subsidiaries. To effect such separation, PEI first transferred to the Company, through a series of preliminary transactions, the assets listed below. PEI then distributed on August 29, 1997 all of the Company's Common Stock pro rata to PEI's existing stockholders through a special dividend (the "Distribution").

         Assets transferred to PriceSmart were comprised of: (i) the merchandising business segment of PEI; (ii) certain real estate properties held for sale (the "Properties"); (iii) notes receivable from various municipalities and agencies ("City Notes") and certain secured notes receivable from buyers of properties; (iv) cash and cash equivalents of approximately $58.4 million; and (v) all other assets and liabilities not specifically associated with PEI's portfolio of 27 investment properties, except for current corporate income tax assets and liabilities.

BASIS OF PRESENTATION

The consolidated financial statements include the assets, liabilities and results of operations of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                OWNERSHIP        BASIS OF PRESENTATION
                                ---------        ---------------------
Ventures Services, Inc.            100%               Consolidated
PB Real Estate, S.A.                51%               Consolidated
Price Costco de Panama, S.A.        51%               Consolidated

The financial statements prior to fiscal 1998 present the Company as if it were a separate entity from PEI. PEI's historical basis in the assets and liabilities of the Company have been carried over. Changes in additional paid-in capital represent the net income (loss) of the Company plus the net change in cash and non-cash items transferred between the Company and PEI prior to distribution.

         Certain amounts in the prior period financial statements have been reclassified to conform to the current presentation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

Effective September 1, 1997, the Company changed its reporting periods to 12 months ending August 31, with each quarter consisting of three months. Prior to the change, the Company generally reported 13 periods (ending on the Sunday closest to August 31) of four weeks each, with the first quarter consisting of 16 weeks, and each remaining quarter consisting of 12 weeks.

CASH AND EQUIVALENTS

Cash and equivalents represent cash and short term highly liquid investments with maturities of three months or less when purchased.

                               PRICESMART, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

MARKETABLE SECURITIES

In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Debt and Equity Securities," marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. The amortized cost of securities in the category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

         The Company invests its excess cash primarily in investment grade debt instruments, marketable debt securities of U.S. government agencies, and high grade commercial paper. Management has established guidelines relative to diversification and maturities that maintain safety and liquidity.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

         Building and improvements          10-25 years
         Fixtures and equipment               3-7 years

MERCHANDISE INVENTORIES

Merchandise inventories which include merchandise for resale are valued at the lower of cost (average cost) or market.

REVENUES RECOGNITION

The Company recognizes international sales when title passes to the customer. Revenues from the auto referral program are recognized on a monthly basis when billed, pursuant to contracts which are generally month-to-month. Revenues from travel programs are recognized as services are performed.

INCOME TAXES

Income taxes have been provided for in accordance with SFAS No. 109, "Accounting for Income Taxes." That standard requires companies to account for deferred taxes using the asset and liability method. Accordingly, deferred income taxes are provided to reflect temporary differences between financial and tax reporting, including asset write-downs of real estate and related assets, accelerated tax depreciation methods, and international fees. Additionally, deferred taxes were transferred to the Company as a result of the Costco spin off in 1994.

         In fiscal year 1997, the Company was included in the consolidated Federal and in various combined state tax returns of PEI. The Company was allocated the benefit of its tax net operating losses used in PEI's consolidated or combined tax returns. Benefits realized by PEI were not paid to the Company but were deemed to be reductions in PEI's investment in the Company.

ASSET IMPAIRMENT

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. No such indicators of impairment were present in fiscal 1998 and 1997.

         SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company estimated the sales value, net of related selling costs, on its real estate properties which are being held for sale and recorded impairment losses of $2.0 million and $8.0 million in fiscal 1997 and 1996 respectively. No impairment losses were recorded in fiscal 1998. See Note 4.

                               PRICESMART, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company sells its merchandise primarily to its international licensees. Credit is generally extended based on letters of credit.

STOCK-BASED COMPENSATION

Stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principle Board Opinion No. 25 or the fair-value method described in SFAS No. 123. The Company adopted SFAS No. 123 in fiscal 1997 using the intrinsic-value method; accordingly, there has been no effect on the Company's financial position or results of operations.

CAPITAL STOCK

The Company's authorized stock consists of 15 million shares of $0.0001 par value common stock and 2 million shares of $0.0001 par value preferred stock. No preferred stock has been issued. In August 1998, the Board of Directors authorized the repurchase of up to 700,000 shares of its common stock. At August 31, 1998, 550,000 shares have been repurchased at an aggregate cost of $8.6 million.

EARNINGS (LOSS) PER SHARE

In the second quarter of fiscal year 1998, the Company adopted SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Shares used in computing diluted earnings per share include 150,000 shares related to the dilutive effect of stock options. In fiscal years 1997 and 1996, loss per share amounts are based on the 5,908,235 shares issued in connection with the Distribution.

COMPREHENSIVE INCOME AND SEGMENT INFORMATION

The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Segment Information" which are required reporting for the Company in fiscal 1999. SFAS No. 130 requires that all components of comprehensive income including net income be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances. The impact of adopting SFAS No. 130 cannot be determined at this time. SFAS No. 131 amends the requirements to report financial and descriptive information about its reportable operating segments. The financial information is required to be reported on the basis that is used internally for evaluating the segment performance. The Company does not believe that SFAS No. 131 will have a material impact on income or financial statement presentation.

PRE-OPENING COSTS

The Company capitalizes pre-opening costs related to store openings and amortizes these costs over twelve months. As of August 31, 1998 and 1997, capitalized pre-opening costs totaled $129,000 and $243,000, respectively. The Company is required to adopt Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" in fiscal 2000. The statement requires that pre-opening costs be charged to expense as incurred, and will have the impact of accelerating expense recognition in the year of adoption by a yet undetermined amount.

                              PRICESMART, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

NOTE 3 -- MARKETABLE SECURITIES

The following is a summary of short-term investments classified as marketable securities as of August 31, 1998 (in thousands):

                                                    GROSS       GROSS         ESTIMATED
                                   AMORTIZED     UNREALIZED   UNREALIZED         FAIR
                                      COST          GAINS      LOSSES           VALUES
                                   ---------     ----------   ----------      ----------
U.S. Government Securities          $55,614          $519     $     --          $56,133

Gross realized gains and losses were not material during fiscal 1998. As of August 31, 1998, the average maturity for these marketable securities is 17 months.

NOTE 4 -- PROPERTY HELD FOR SALE

Property held for sale primarily includes former membership warehouse club facilities and unimproved land, which the Company expects to dispose of in the next twelve months. Property held for sale consists of the following (in thousands):

                                              AUGUST 31,
                                         --------------------
                                           1998        1997
                                         --------    --------
Land and land improvements               $  3,811    $ 16,181
Building and improvements                   1,894      10,120
Deferred rents                               --           601
Deferred leasing costs, net                  --           423
                                         --------    --------
                                            5,705      27,325
Accumulated depreciation                     (594)     (2,617)
Provision for asset impairments:
Unimproved land                              --          (755)
Properties with buildings                    (225)     (4,040)
                                         --------    --------
                                             (225)     (4,795)
                                         --------    --------
Property held for sale, net              $  4,886    $ 19,913

Because the properties are held for sale, the net results of the real estate operations are presented on the consolidated statement of operations, and consist of the following (in thousands):

                                                 YEARS ENDED AUGUST 31,
                                               --------------------------
                                               1998      1997        1996
                                               ----      ----        ----
Rental income                               $  1,791   $  3,031    $  2,798
Gains on sales of real estate                    926        389         240
                                            --------   --------    --------
        Total revenue                          2,717      3,420       3,038

Operating, maintenance and administrative        642      1,690       1,724
Property taxes                                   421        672         857
Depreciation and amortization                    122        538         774
Provision for asset impairments                 --        2,000       8,042
                                            --------   --------    --------
        Total expenses                         1,185      4,900      11,397
                                            --------   --------    --------
Real estate operations, net                 $  1,532   $ (1,480)   $ (8,359)

                               PRICESMART, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Provision for asset impairments represent non-cash charges taken to write-down the carrying value of real estate properties which are being held for sale, and which are expected to generate net sales proceeds below their book values.

         The Company determines the estimated carrying value of properties held for sale based upon the expected net sales proceeds to be received, taking into consideration existing sales contracts, past and current sales negotiations and relevant market data.

         Certain properties held for sale generate future minimum rental income of approximately $.4 million per year. These properties are leased under noncancelable leases with remaining terms ranging from 4 years to 9 years.

NOTE 5 -- CITY NOTES RECEIVABLE

The City Notes include amounts loaned to municipalities and agencies to facilitate real property acquisition and improvements and carry interest rates which range from 8% to 10%. Repayment of the majority of these notes is generally based on that municipality's allocation of sales tax revenues generated by retail businesses located on a particular property associated with such City Note. City Note repayments are calculated in accordance with specific revenue sharing agreements; and, under the terms of most City Notes, the unpaid balance of the note is forgiven on its maturity date. The carrying values of these notes was established when PEI was spun out from Costco. The carrying values are evaluated by the Company in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." Interest income is recognized based upon the stated interest rates of the various notes and amounted to $1.9 million, $2.1 million, $2.5 million for the years ended August 31, 1998, 1997 and 1996, respectively. At August 31, 1998 and 1997, the aggregate stated principal value plus compounded interest amounted to $71 million and $67 million , respectively. As a result, the total carrying value of the City Notes is less than the stated principal value and interest by $50 million and $44 million, respectively. As of August 31, 1998, twelve City Notes were outstanding with maturity dates ranging from 1999-2028.

NOTE 6 - PROFIT SHARING AND 401(K) PLAN

Substantially all of the employees of the Company are participants in PriceSmart's defined contribution profit sharing and 401(k) plan. Profit sharing contributions, if any, are based on a discretionary amount determined by the Board of Directors and are allocated to each participant based on the relative compensation of the participant, subject to certain limitations. The Company makes a matching 401(k) contribution equal to 50% of the participant's contribution up to an annual maximum matching contribution of $250.

         Profit sharing contributions of approximately $363,000, $406,000, and $158,000 were made for the benefit of PriceSmart plan participants during fiscal 1998, 1997, and 1996, respectively. Employer contributions to the 401(k) plan were approximately $26,000, $24,000, and $31,000 during fiscal 1998, 1997, and 1996, respectively.

NOTE 7 - STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN

On August 6, 1997, the Company adopted the 1997 Stock Option Plan of PriceSmart, Inc. (the "1997 Plan") for the benefit of its eligible employees, consultants and independent directors. Under the 1997 Plan, 700,000 shares of the Company's common stock are authorized for issuance. The Compensation Committee of the Board administers the Plan with respect to grants to employees or consultants of the Company, and the full Company Board administers the Plan with respect to director options. Options issued under the 1997 Plan typically vest over 5 years and expire in 6 years.

         Certain employees and directors of the Company participated in the PEI stock option plan. Upon consummation of the Distribution, the unvested PEI options held by these individuals were canceled. To replace those canceled options, the Company granted options to purchase PriceSmart common stock at share amounts and prices per share so that the employees and directors were in substantially the same economic position as they were prior to the Distribution.

                                PRICESMART, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Stock option activity relating to the 1997 Plan was as follows:

                                                                WEIGHTED
                                                                AVERAGE
                                                 SHARES      EXERCISE PRICE
                                                 ------      --------------
Balance at August 31, 1997                          --         $     --
Granted                                          734,500           13.39
Exercised                                        (24,801)           8.63
Cancelled                                        (75,963)          10.40
                                                 -------       ---------
Balance at August 31, 1998                       633,736           13.94

As of August 31, 1998, options to purchase 41,662 shares were exercisable under the 1997 Plan. As of August 31, 1998, there were 675,199 shares of Common Stock reserved for future issuance in connection with the 1997 Plan.

         The following table summarizes information about stock options outstanding at August 31, 1998:

                     OUTSTANDING     WEIGHTED-AVERAGE                            EXERCISABLE
   RANGE OF            AS OF            REMAINING        WEIGHTED-AVERAGE           AS OF          WEIGHTED-AVERAGE
EXERCISE PRICES       08/31/98       CONTRACTUAL LIFE     EXERCISE PRICE           08/31/98         EXERCISE PRICE
---------------      ----------      ----------------    ----------------        -----------       ----------------
$7.15 - $8.94         216,177               2.4              $    8.59              32,146           $    8.59
 8.94 - 10.73          35,893               5.4                   9.49               8,273                9.65
10.73 - 12.52           7,093               4.3                  11.74                 412               11.69
14.30 - 16.09           5,409               7.5                  15.21                 417               14.69
16.09 - 17.88         369,164               5.3                  17.53                 414               17.88
--------------        -------               ---              ---------              ------           ---------
$7.15 - $17.88        633,736               4.3              $   13.94              41,662           $    8.98

The weighted-average fair value of the stock options granted during 1998, 1997, and 1996 were $5.04, $3.48 and $2.69, respectively.

         Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS 123. The fair value of each option grant is estimated on the date of grant using the "Black-Scholes" option pricing model with the following weighted average assumptions used for grants in fiscal 1998, 1997 and 1996:

                              1998      1997        1996
                              ----      ----        ----
Risk free interest rate          6%        6%          6%
Expected life               3 years    3 years    3 years
Expected volatility           31.5%     26.5%       26.5%
Expected dividend yield          0%        0%          0%

For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended August 31, 1998, 1997, 1996 follows:

                                            1998        1997           1996
                                            ----        ----           ----
         Pro forma net income (loss)
             (in thousands)                $2,558     $(25,002)      $(11,580)
         Pro forma income (loss)
             per share (diluted)           $ 0.42    $   (4.23)      $  (1.96)

The pro forma effect on net income for 1998 and net loss for 1997 and 1996 is not likely to be representative of the pro forma effect on reported income or loss in future years because these amounts reflect less than full vesting of options granted during these periods.

                               PRICESMART, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

In August 1998, the Company adopted, subject to stockholder approval, the 1998 Equity Participation Plan (the "Equity Plan") for the benefit of its eligible employees, consultants and independent directors. The Plan authorizes 700,000 shares of the Company's common stock for issuance. Options issued under the 1998 Equity Plan typically vest over 5 years and expire in 6 years. As of August 31, 1998 options to purchase 446,041 shares have been granted, subject to stockholder approval, at an exercise price of $15.50 per share. The stock option data presented above does not include the options to be granted under the Equity Plan.

         The Equity Plan also allows the Company to make loans to participants for the purchase of shares or exercise of options. As of August 31, 1998 officer loans outstanding were $697,000. Interest is payable semi-monthly at 6% with the principal due in six years.

NOTE 8 -- INCOME TAXES

Significant components of the income tax (benefit) provision are as follows (in thousands):

                                        YEARS ENDED AUGUST 31,
                                  1998           1997           1996
                                  ----           ----           ----
         Current:
             Federal           $   --         $ (3,612)      $ (3,431)
             State                 --             --             (807)
             Foreign                114           --             --
                               --------       --------       --------
                                    114         (3,612)        (4,238)
         Deferred:
             Federal               --           20,945         (1,935)
             State                 --              568           (563)
             Foreign               --             --             --
                               --------       --------       --------
                                   --           21,513         (2,498)
                               --------       --------       --------
Total provision (benefit)      $    114       $ 17,901       $ (6,736)

The reconciliation of income tax computed at the federal statutory tax rate to the provision (benefit) for income taxes is as follows (in thousands):

                                                            YEARS ENDED AUGUST 31,
                                                      ---------------------------------
                                                      1998           1997          1996
                                                      ----           ----          ----
Federal taxes at the statutory rate                $  1,068       $ (2,430)      $ (6,355)
State taxes, net of federal benefit                     188           (416)        (1,091)
Tax losses (income) of 51% owned subsidiaries          (130)          --              708
Increase (decrease) in valuation allowance
    for deferred tax assets                          (1,027)        20,683           --
All other, net                                           15             64              2
                                                   --------       --------       --------
         Total provision (benefit)                 $    114       $ 17,901       $ (6,736)

                                PRICESMART, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Significant components of the Company's tax assets as of August 31, 1998 and 1997 are shown below. A valuation allowance has been recognized to offset the deferred tax assets as realization of such assets is uncertain (in thousands).

                                                               AUGUST 31,
                                                          -------------------
                                                          1998           1997
                                                          ----           ----
Deferred tax assets:
         Real estate properties                         $     18       $  6,961
         City notes receivable                            11,615         12,535
         Net operating losses                             10,567          5,437
         International revenues and expenses                 127            228
         All other, net                                    1,677          1,913
                                                        --------       --------
         Total deferred tax assets                        24,004         27,074

Deferred tax liabilities:
         Deferred rental income                             --             (261)
         Deferred state income taxes                        --             (693)
         Unrealized gains on marketable securities          (207)          --
                                                        --------       --------
         Total deferred tax liabilities                     (207)          (954)

Valuation allowance                                      (23,797)       (26,120)
                                                        --------       --------
Net deferred tax assets                                 $   --         $   --

As of August 31, 1998, the Company has federal and California net operating loss carryforwards of approximately $29 million and $10 million, respectively. The federal and California tax loss carryforwards will begin expiring in 2010 and 2001, respectively, unless previously utilized.
Pursuant to Section 382 of the Internal Revenue Code, annual use of the Company's net operating loss carryforwards will be limited because of cumulative changes in ownership of more than 50% which occurred during 1995. However, the Company does not believe such change will have a material impact upon utilization of these carryforwards.

NOTE 9 -- BANK LOAN

During fiscal 1998, the Company's Panama subsidiary entered into a seven year bank term loan with an original principal amount of $4.2 million. The loan required minimum monthly payments including principal and interest of $50,000. Interest was payable at LIBOR plus 1.75%. The loan was secured by Panama land and building. Subsequent to August 31, 1998, the loan was repaid in full.

NOTE 10 -- COMMITMENTS

The Company leases one of its facilities in Panama under an operating lease which expires in March 2008. Rent expense totaled $580,000 for the year ended August 31, 1998. Future annual lease payments are as follows for each of the next five fiscal years (in thousands):

         1999              $  750
         2000                 750
         2001                 750
         2002                 750
         2003                 788
         Thereafter         3,712
                           ------
         Total             $7,500

                                 PRICESMART, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

NOTE 11 -- SALE OF AUTO REFERRAL PROGRAM

In August 1998, the Company entered into an agreement to sell the Auto Referral Program, effective November 1, 1999. The Company will continue to own and operate the Program through October 31, 1999, delivering automotive referral services to Costco members.

NOTE 12 -- RELATED PARTY TRANSACTIONS

As a result of the Distribution to stockholders of the Company and for the purpose of governing certain of the ongoing relationships between the Company and PEI after the Distribution, and to provide mechanisms for an orderly transition, the Company and PEI have entered into various agreements, and have adopted policies, as described below.

         The Company and PEI have entered into an Asset Management and Disposition Agreement dated as of August 26, 1997 calling for PEI to provide asset management services with respect to certain properties distributed to the Company. As consideration for such services, the Company pays PEI management fees, leasing fees, disposition fees and developer's fees. Such agreement has a two-year term; provided that either the Company or PEI may terminate the agreement upon 60 days written notice. The Company paid PEI $225,000 in fiscal 1998 in connection with this agreement.

         The Company and PEI entered into a Transitional Services Agreement dated as of August 26, 1997 pursuant to which the Company and PEI provided certain services to one another. Fees for such transitional services (which do not include real estate management services) reflect the costs of providing such services, which may include cash management services, certain accounting services, litigation management or any other similar services that the Company or PEI required. There were no significant costs associated with this agreement in fiscal 1998. The Transitional Services Agreement expired June 30, 1998.

         The Company and PEI have entered into a Tax Sharing Agreement dated as of August 26, 1997 defining the parties' rights and obligations with respect to tax returns and tax liabilities for taxable years and other taxable periods ending on or before the Distribution Date. In general, PEI was responsible for (i) filing all Federal and state income tax returns of the Company, PEI and any of their subsidiaries for all taxable years ending on or before or including the Distribution Date and (ii) paying the taxes relating to such returns to the extent attributable to pre-Distribution Date periods.

         The Company leases 42,000 square feet of office space from PEI to house the Company's headquarters. The Company pays $25,704 per month pursuant to a two-year lease commencing on August 26, 1997 with five renewal options of two years each. On December 1, 1997, the Company and PEI entered into an Office Services Agreement which provided that the Company would provide certain office services (such as receptionist, mail room, telecommunications and voice mail, utilities and copy services) to PEI, which occupies space in the same building, for $13,450 per month for the first nine months and $7,600 per month for the last twelve months of the term of the agreement. On June 1, 1998, PEI and the Company terminated the Office Services Agreement and amended the headquarters lease to provide that PEI would provide office services to the Company for a fee based on a percentage of PEI's estimated expenses for providing such services.

         In fiscal 1998, the Company sold a 15-acre property to PEI, for $3,950,000 resulting in a realized gain of $293,000. The sales price was based on an independent appraisal.

         In August 1998, the Company repurchased 200,000 shares of common stock from the Sol and Helen Price Trust, of which Sol Price is trustee, at a price of $15.00 per share.

                                PRICESMART, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

NOTE 13 -- GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (IN THOUSANDS)

                                                 Year Ended August 31,
                                                 ---------------------
                                                 1998            1997
                                                 ----            ----
Revenues:
    United States                             $  47,709       $  51,806
    Latin America                                49,479          22,569
                                              ---------       ---------
                                              $  97,188       $  74,375
                                              ---------       ---------
                                              ---------       ---------
Operating income (loss):
    United States                             $  (4,741)      $  (8,299)
    Latin America                                   391             120
                                              ---------       ---------
                                              $  (4,350)      $  (8,179)
                                              ---------       ---------
                                              ---------       ---------
Identifiable assets:
    United States                             $ 103,778       $ 113,749
    Latin America                                20,798          12,136
                                              ---------       ---------
                                              $ 124,576       $ 125,885
                                              ---------       ---------
                                              ---------       ---------

The Latin American operations consist of a 51% interest in a joint venture in Panama whose currency is the U.S. dollar. Foreign operations were not significant in fiscal 1996.

         Export sales were approximately $32.8 million, $36.3 million and $25.2 million for fiscal 1998, 1997 and 1996, respectively. Approximate revenues attributable to a single customer represented 28%, 37% and 48% of total revenues for fiscal 1998, 1997 and 1996, respectively.

Annual Report Page 36.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock has been quoted and traded on the NASDAQ National market under the symbol "PSMT" since September 2, 1997. As of November 16, 1998, there were approximately 564 holders of record of the Common Stock.

                                    HIGH             LOW
                                    ----             ---
CALENDAR QUARTER - 1997
Third Quarter
(beginning 9/2/97)                 18.250           15.250
Fourth Quarter                     18.875           15.750

CALENDAR QUARTER - 1998
First Quarter                      17.875           16.000
Second Quarter                     17.000           15.250
Third Quarter
(through 8/31/98)                  17.563           14.000

The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.