Form 10-K, Exhibit 13
period 1999-08-31
PRICESMART INC
filed 1999-11-29
CIK 1041803

[PRICESMART REVERSE OUT]

SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE)

The following table sets forth selected consolidated financial data of the Company for the five fiscal years ended August 31, 1999.

--------------------------------------------------------------------------------


                                                               SELECTED CONSOLIDATED FINANCIAL DATA
                                                     (AMOUNTS IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE)
                                                                 FISCAL YEARS ENDED AUGUST 31 (1)

                                                1999         1998      1997 (2)     1996 (2)      1995 (2)
                                             ---------    ---------    ---------   ----------    ----------

INCOME STATEMENT DATA:

Net warehouse sales                          $  89,184    $  48,287    $  21,750    $    --      $    --
Export sales                                     6,773       32,813       37,292       36,211       66,573
Membership, royalties and fees                   2,008        2,720        3,139        2,164          553
Auto, travel and other programs                 10,907       13,368       12,194        9,875        8,769
                                             ---------    ---------    ---------   ----------    ----------
Total revenues                                 108,872       97,188       74,375       48,250       75,895
Cost of goods sold                              84,638       74,684       55,947       34,644       62,756
Selling, general and administrative (3)         32,021       26,421       25,993       31,069       33,337
Preopening expenses                              4,949          433          614         --           --
                                              ---------    ---------    ---------   ----------    ----------
Operating loss                                 (12,736)      (4,350)      (8,179)     (17,463)     (20,198)
Interest and other income (expenses), net(4)     9,034        7,492        1,237         (696)       3,793
                                              ---------    ---------    ---------   ----------    ----------
Income (loss) before provision
    for income taxes                            (3,702)       3,142       (6,942)     (18,159)     (16,405)
Net income (loss)                            $  (3,892)   $   3,028    $ (24,843)   $ (11,423)   $ (12,517)

EARNINGS (LOSS) PER SHARE:
Basic (5)                                    $   (0.76)   $    0.51    $   (4.20)   $   (1.93)   $   (2.12)
Diluted (5)                                      (0.76)        0.50        (4.20)       (1.93)       (2.12)

BALANCE SHEET DATA:
Cash and cash equivalents                    $  14,957    $   5,639    $  58,383    $    --       $
Marketable securities                           17,627       56,133         --           --           --
Total assets                                   152,074      124,576      125,885       97,981      107,085
Long-term debt                                   7,787         --           --           --           --
Stockholders' equity (6)                        93,861      103,081      107,172       86,990       92,556



--------------------------------------------------------------------------------

(1) Effective September 1, 1997, the Company changed its 52/53 week fiscal year which ends on the Sunday nearest August 31 to a fiscal year end of August
     31. For ease of presentation, all fiscal years in this report are referred to as having ended on August 31.

(2) Prior to fiscal year 1998, the Company operated as certain subsidiaries of Price Enterprises, Inc. ("PEI"). Accordingly, the financial data of the Company during each of the three fiscal years ended August 31, 1997 has been prepared as though the Company had been a stand-alone business. See
     Note 1 of "Notes to Consolidated Financial Statements" included in this report.

(3) Prior to fiscal year 1998, PEI provided administrative services to the Company. Amounts allocated to the Company for corporate administrative expenses for fiscal years 1997, 1996, and 1995 were $1,065, $1,350, and $1,363, respectively.

(4) Interest and other income (expenses), net include interest income, gains and losses on sale of assets, interest on bank borrowings of joint venture businesses and minority interest of shareholders in joint venture businesses.

(5) For each of the fiscal years 1995 through 1997, loss per share is based on the 5,908,235 shares issued in connection with the Distribution. (See Note 1 "Notes to Consolidated Financial Statements.")

(6) Prior to fiscal year 1998, stockholders' equity represents the net assets transferred and the earnings of the businesses and assets comprising PriceSmart, Inc. on a historical basis.

[PRICESMART REVERSE OUT]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This Annual Report contains forward-looking statements concerning the Company's anticipated future revenues and earnings, adequacy of future cash flow, expected year 2000 readiness, and related matters. (These forward-looking statements include, but are not limited to, statements containing the words "expect", "believe", "will", "may", "should", "project", "estimate", and like expressions, and the negative thereof.) These statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements, including foreign exchange risks, political or economic instability of host countries, and competition, as well as those risks described in the Company's SEC reports, including the Company's Form 10-K filed pursuant to the Securities and Exchange Act of 1934.


     The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 1999, and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

     In fiscal 1999, the Company opened three new US-style membership shopping warehouses under joint venture arrangements in Latin America; one in Guatemala (April 1999), one in Costa Rica (June 1999) and one in El Salvador (August
1999), bringing a total of five warehouses under joint venture arrangements as of August 31, 1999. Our licensee in China opened two warehouses during fiscal 1999 bringing the total number of licensee warehouses to five as of August 31, 1999. In fiscal 1998, the Company opened one new US-style membership shopping warehouse under a joint venture arrangement in Panama and two warehouses were opened by licensees, one in China and one in the Philippines. The Asian financial crisis resulted in four licensee owned and operated warehouse closures (one in Guam, one in the Philippines, and two in Indonesia) during fiscal 1998.

     Net warehouse sales (from the Company's joint venture locations in Latin America) increased 85% to $89.2 million in fiscal 1999 from $48.3 million in fiscal 1998. The increase was a result of three new warehouses opened during fiscal 1999 and a full year of operations related to a warehouse opened in December 1997. Net warehouse sales increased 122% to $48.3 million in fiscal 1998 from $21.8 million in fiscal 1997. The increase was due to the opening of a second warehouse in December 1997 and a full year of operations from a warehouse opened in October 1996. During fiscal 1997, warehouse sales of $21.8 million were from the Company's first warehouse that opened in Panama in October 1996.

     The Company's warehouse gross margins for fiscal 1999 increased to 12.4% from 11.7% and 10.9% for the fiscal years 1998 and 1997, respectively. The increases in warehouse gross margin was primarily due to the Company's increased sales from higher margin ancillary businesses including food services, photo processing and bakery departments.

     Export sales to the Company's licensee warehouses in Asia decreased 79% to $6.8 million in fiscal 1999 from $32.8 million in fiscal 1998. The decrease was primarily due to the closure of licensee owned and operated locations in fiscal 1998 that exceeded the additional sales to two new licensee warehouses opened in China in fiscal 1999. Export sales decreased 10% to $32.8 million in fiscal 1998 from $36.3 million in fiscal 1997. The decrease was primarily due to the Asian economic crisis, and the decision in fiscal 1997 to discontinue the export trading business, which had been selling U.S.-sourced goods to customers in Hong Kong and Mexico.

     The Company's export sales gross margin for fiscal 1999 was 3.2% compared to 2.3% and 4.3% for fiscal years 1998 and 1997, respectively. The change in gross margin year over year was due to the volume of sales to licensees with varying agreements to the margin the Company can earn.

     Membership, royalties and fees decreased to $2.0 million in fiscal 1999 from $2.7 million and $3.1 million in fiscal 1998 and 1997, respectively. Membership fees (including other warehouse income) increased 30% to $1.3 million in fiscal year 1999 from $1.0 million in fiscal 1998. The increase was a result of the new Latin American warehouses and an increase in average memberships per warehouse. Membership fees (including other warehouse income) increased 39% to $1.0 million in fiscal 1998 from $717,000 in fiscal 1997 due to one new warehouse opened in fiscal 1998. Royalties and fees decreased to $674,000 in fiscal 1999 from $1.7 million and $2.4 million for fiscal 1998 and 1997, respectively. The decreases were a result of reduced sales to licensees as disclosed above.

[PRICESMART REVERSE OUT]

     Auto, travel and other program revenues decreased 18% to $10.9 million in fiscal 1999 from $13.4 million in fiscal 1998. The decrease was due to the sale of the auto referral business in mid fiscal 1999, partially offset by an increase in travel program revenues. The travel program generates most of its revenue through an agreement with Costco Companies, Inc. ("Costco") that expires November 30, 1999. The Company currently is engaged in discussions with Costco to extend the agreement through February 2000, but there can be no assurance the agreement will be extended. However, in anticipation of the expiration of the Costco travel service contract, the Company has entered into agreements with Farmers Insurance Group and 20th Century Insurance Group, pursuant to which the Company will offer discount travel services to new customers, employees and agents. Auto, travel and other program revenues increased 2% to $13.4 million in fiscal 1998 from $13.2 million in fiscal 1997.

     Selling, general and administrative expenses include the operating expenses related to the Company's warehouse operations; operating expenses related to the auto, travel and other programs and corporate administrative expenses. Selling, general and administrative expenses increased to $32.0 million in fiscal 1999 from $26.4 million in fiscal 1998. Warehouse operating expenses increased in fiscal 1999 primarily due to three new warehouses opened during fiscal 1999 and a full year operations from one warehouse opened in fiscal 1998. Corporate administrative expenses increased in fiscal 1999 to support the Company's planned expansion through the opening of six to ten additional warehouses in fiscal 2000. Selling, general and administrative expenses increased in fiscal 1998 to $26.4 million from $26.0 million in fiscal 1997. The increase was primarily from a second warehouse opened in December 1997 and a full year of operations for a warehouse opened in fiscal 1997, and was reduced by the reversal of a prior year's reserve for doubtful accounts receivable in the amount of $702,000.

     Preopening expenses increased to $5.0 million in fiscal 1999 from $433,000 in fiscal 1998 as a result of opening three warehouses in fiscal 1999 and costs incurred during fiscal 1999 relating to additional warehouses scheduled to open in fiscal 2000. Preopening expenses in fiscal 1998 declined to $433,000 from $614,000 in fiscal 1997. One warehouse was opened in each of these years.

     Interest income, net, reflects earnings on marketable securities, cash and cash equivalent balances, City Notes (See "Notes to Consolidated Financial Statements") and certain secured notes receivable from buyers of formerly owned properties and reduced by interest expense on bank borrowings at the Company's joint ventures. Interest income, net, decreased to $5.1 million in fiscal 1999 from $6.2 million in fiscal 1998 primarily due to decreased balances in cash and cash equivalents and marketable securities as a result of the Company's use of cash to finance the Company's expansion and increased interest expense on bank borrowing during fiscal 1999 at the Company's joint ventures. Interest income, net, increased to $6.2 million in fiscal 1998 from $2.8 million in fiscal 1997 primarily due to increased balances in cash and cash equivalents and marketable securities.

     Other income increased to $3.0 million for fiscal 1999 from $1.5 million in fiscal 1998. The increase was due to gain on the sale of marketable securities of $959,000 and a $798,000 gain on the sale of the Company's auto referral business, offset by a decline in profits from the Company's real estate operations which is expected to end in fiscal 2000. For fiscal 1998, other income was $1.5 million compared to other expense of $1.5 million in fiscal 1997. The change between years was a result of gain on disposition of properties held for sale in fiscal 1998, and a non-cash charge for provision for asset impairment of $2.0 million in fiscal 1997.

     Minority interest relates to an allocation of the joint venture income (losses) to the minority interest shareholders respective interest.

   Provision for income taxes increased to $190,000 in fiscal 1999 from $114,000 in fiscal 1998. The provision for income taxes relates to foreign taxes on the Company's respective share of profit of the Company's Panama joint venture. No deferred tax benefit has been recognized on net operating losses. Because the realization of such deferred tax assets is not certain, a full valuation allowance was established. As of August 31, 1999, the Company had Federal and State net operating loss carryforwards of approximately $29.4 million and $11.1 million, respectively. The Federal and California tax loss carryforwards will begin expiring in 2010 and 2001, respectively, unless previously utilized.

[PRICESMART REVERSE OUT]

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirement is the financing of land acquisition, construction and equipment costs for new warehouses plus the cost of preopening and working capital requirements, through investments in foreign joint ventures.

     During fiscal 1999, the Company entered into a joint venture agreement with PSC, S.A., whose stockholders are Latin American businessmen, to open a minimum of nine PriceSmart membership shopping warehouses in Costa Rica, Dominican Republic, El Salvador, Honduras, and Nicaragua. The total cost of the project is projected at $80.6 million of which $33.8 million was contributed in cash by the shareholders (including the Company) and $46.8 million is to be borrowed. The Company is currently negotiating the terms of the required financing facilities. PriceSmart owns 60% of this venture. The Company opened its first two stores under this agreement in Costa Rica (June
1999) and El Salvador (August 1999).

     During fiscal 1999, the Company entered into a joint venture agreement with investors from The Republic of Trinidad and Tobago to open a minimum of two PriceSmart membership shopping warehouses in Trinidad. The total cost of the project is projected at $20.0 million of which $8.0 million is to be contributed in cash by the shareholders (including the Company) and $12.0 million is to be borrowed. The Company owns 60% of this venture.

     During fiscal 1999, the Company repurchased 150,000 shares of its common stock for $2.2 million, completing a 700,000 share repurchase program initiated during fiscal 1998 in conjunction with the 1998 Equity Participation Plan. Repurchased shares were added to the Company's treasury shares. The Company also announced that it would use up to an additional $5.0 million to repurchase shares of the Company's common stock. During fiscal 1999, the Company repurchased 283,614 shares under this program for $4.4 million.

     In December 1998, the Company's Guatemalan subsidiary entered into a three-year bank term loan with a principal amount of approximately $4.0 million. The loan requires quarterly payments of interest at 14%. The loan matures on December 10, 2001, at which time the principal amount is due. The loan is secured by aggregate collateral deposits of approximately $4.0 million contributed by the Company and the minority interest shareholder.

     In May 1999, Pricsmarlandco, S.A., a wholly-owned subsidiary of PSMT Caribe, Inc., entered into a three-year bank term loan with a principal amount of approximately $3.8 million. The loan requires quarterly payments of interest at three-month LIBOR plus .25% (5.3938% as of August 31, 1999) through September 15, 1999, then 14% thereafter. The loan matures on May 31, 2002, at which time the principal amount is due. The loan is secured by a collateral deposit of approximately $3.8 million contributed by PSMT Caribe, Inc.

     During fiscal 2000, management's current intention is to spend an aggregate of approximately $91.0 million (through its foreign joint ventures) for expansion in Latin America and the Caribbean to open up to ten new warehouses. However, actual capital expenditures for new warehouse locations and operations may vary from estimated amounts depending on the number of new warehouses opened, business conditions and other risks and uncertainties to which the Company and its businesses are subject. The Company, through its foreign joint ventures, intends to borrow approximately $61.0 million during fiscal 2000 to finance these expenditures which will be secured by the land, building, equipment and inventories at the new warehouses. The Company is currently evaluating several financing proposals and believes that the financing facilities for the new warehouse locations will be completed as required. The balance of these expenditures will be financed through a combination of cash, cash equivalents, marketable securities, cash from operations of the Company's businesses, payments from the City Notes and other note receivables.

[PRICESMART REVERSE OUT]

SEASONALITY

Historically, the Company's merchandising businesses have experienced moderate holiday retail seasonality in their markets. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served by the Company, the timing of holidays, weather, timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more expensive in local currencies and less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts.

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

     The Company has received statements of year 2000 readiness from its key hardware, software and imbedded system vendors, and has additionally conducted internal testing of its transaction processing systems. The Company has assessed readiness of its custom programs, has modified these programs as needed, and has tested these modifications for year 2000 readiness. In addition to testing its programs and systems individually, the Company has performed "end-to-end" testing of its internal systems involved in its supply chain, including purchasing, distribution, sales, and accounting. During this testing, no errors were found related to date processing before or after January 1, 2000, including treatment of year 2000 as a leap year. The Company will continue to test its hardware, software, and imbedded systems as they are added or modified.

     Additionally, the Company has contacted and will continue to contact significant vendors, suppliers, financial institutions and other third party providers upon which its business depends in an effort to determine such providers' year 2000 readiness. The Company evaluates the potential business impact of non-responsive or non-compliant providers and endeavors to make contingency plans as needed. These efforts are designed to minimize the impact to the Company should these providers fail to remediate their year 2000 issues. The Company can give no assurances that such providers or such contingency plans will be successful in resolving all year 2000 issues, and the failure of such providers to comply on a timely basis could have an adverse effect on the Company.

     The total cost of the year 2000 project is not expected to exceed $100,000. The costs of the year 2000 project are based on management's best estimates, which are derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from the estimates. Specific factors that might cause material differences include, but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer codes, and similar uncertainties.

     A significant part of the Company's business is derived from its activities in Latin America and Asia. The Company's business could be adversely impacted in the event business activities in Latin America and Asia are disrupted due to year 2000 issues, with the extent of such impact dependent upon the extent of such disruption, which may vary from country to country. The Company's business could also be adversely impacted by supply chain disruption due to vendor and supplier business interruption.

     The Company has established a business continuity plan, which addresses the potential unavailability of its hardware and software systems, facilities and services (e.g. telephone, electricity, data communications) through a combination of geographically diverse contracted facilities and equipment, alternative procedures for processing transactions, system back-up and recovery procedures, and redundant infrastructure (e.g. generators, alternative voice and data communications methods). The business continuity plan was successfully tested in March 1999.

[PRICESMART REVERSE OUT]

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company, through its joint ventures, conducts international operations primarily in Latin America, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange. During fiscal 1999, the Company opened warehouses in three foreign countries through joint venture arrangements. For fiscal 1999, 28% of the Company's net warehouse sales were in foreign currencies. This amount is expected to increase significantly in fiscal 2000, to nearly 70%. The Company's future expansion plans anticipate entry into additional foreign countries, which may involve similar economic and political risks as well as challenges that are different from those currently encountered by the Company. The Company believes that because its present operations and expansion plans involve numerous countries and currencies, its exposure from any one currency devaluation would not significantly affect operating results. Nonetheless, there can be no assurance that the Company will not experience a materially adverse effect on the Company's financial condition as a result of the economic and political risks of conducting an international merchandising business.

     Translation adjustments from the Company's non-U.S. denominated joint venture arrangements in Latin America totaled $245,000 for fiscal 1999.

     Revenue generated in Asia through export sales to licensees declined significantly as a result of economic instability in this region during fiscal 1999. Further declines in export sales to Asia are not expected due to the opening of two new licensee warehouses in China during fiscal 1999.

     Foreign currencies in most of the Latin American and Caribbean countries have historically devalued against the U.S. dollar and are expected to continue to devalue. Managing foreign exchange is critical for operating successfully in these markets and the Company manages its risks through a combination of hedging currencies through Non Deliverable Forward Exchange Contracts (NDF) and internal hedging procedures. As of August 31, 1999, the Company had $4.5 million in NDF's expiring at different dates through November 19, 1999. The cost associated with these contracts through August 31, 1999 was not material. The Company will continue to purchase NDF's where necessary to mitigate foreign exchange losses, but due to the volatility and lack of derivative financial instruments in the countries the Company operates, significant risk from unexpected devaluation of local currencies exist. Foreign exchange transaction losses realized during fiscal 1999 (including the cost of the NDF's) was approximately $538,000. The Company had no foreign exchange transactions prior to fiscal 1999.

[PRICESMART REVERSE OUT]

FINANCIAL STATEMENTS
PRICESMART, INC.
INDEX TO FINANCIAL STATEMENTS




                                                                            PAGE

Report of Independent Auditors............................................... 19

Consolidated Balance Sheets as of August 31, 1999 and 1998................... 20

Consolidated Statements of Operations for the years ended
August 31, 1999, 1998 and 1997............................................... 21

Consolidated Statements of Stockholders' Equity for the years ended August 31, 1999, 1998 and 1997.................................... 22

Consolidated Statements of Cash Flows for the years ended
     August 31, 1999, 1998 and 1997.......................................... 23

Notes to Consolidated Financial Statements................................ 24-33

[PRICESMART REVERSE OUT]


                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
PRICESMART, INC.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 1999 in conformity with generally accepted accounting principles.


                                             /s/ Ernst & Young LLP



San Diego, California
November 3, 1999

[PRICESMART REVERSE OUT]

PRICESMART, INC.
CONSOLIDATED BALANCE SHEETS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                     August 31,
                                                                 -----------------
                                                                 1999         1998
                                                              ---------    ---------

ASSETS
Current assets
     Cash and cash equivalents                                $  14,957    $   5,639
     Marketable securities                                       17,627       56,133
     Receivables, net of allowance for doubtful accounts of
         $444 and $414 in 1999 and 1998, respectively             4,149        6,503
     City notes receivable, current portion                       2,500        2,500
     Merchandise inventories                                     25,919        9,160
     Prepaid expenses and other current assets                    2,681          965
     Properties held for sale, net                                2,126        4,886
                                                              ---------    ---------
Total current assets                                             69,959       85,786

Property and equipment:
     Land                                                         8,709        2,250
     Building and improvements                                   27,537        6,905
     Fixtures and equipment                                      16,724        6,659
                                                              ---------    ---------
                                                                 52,970       15,814
     Less accumulated depreciation                               (4,463)      (2,841)
                                                              ---------    ---------
Property and equipment, net                                      48,507       12,973

Other assets:
     Restricted cash                                             10,195        3,004
     Deposits on land purchases                                   2,112         --
     City notes receivable, less current portion                 17,006       19,001
     Note receivable and other                                    4,295        3,812
                                                              ---------    ---------
TOTAL ASSETS                                                  $ 152,074    $ 124,576
                                                              ---------    ---------
                                                              ---------    ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Bank borrowings                                          $     707    $   3,782
     Accounts payable                                            24,679        6,405
     Accrued salaries and benefits                                1,760        1,779
     Deferred membership income                                   1,998         --
     Other accrued expenses                                       3,369        3,901
                                                              ---------    ---------
Total current liabilities                                        32,513       15,867
Long-term debt                                                    7,787         --
                                                              ---------    ---------
Total Liabilities                                                40,300       15,867
Minority interest                                                17,913        5,628
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $.0001 par value, 2,000,000 shares
         authorized, none issued                                   --           --
     Common stock, $.0001 par value, 15,000,000 shares
         authorized,  5,991,256 and 6,003,603 shares
         issued in 1999 and 1998, respectively                        1            1
     Additional paid-in capital                                 111,483      108,873
     Notes receivable from stockholders                            (950)        (697)
     Deferred compensation                                       (1,282)        --
     Accumulated other comprehensive income (loss)                 (453)         519
     Retained earnings (deficit)                                   (864)       3,028
     Less: Treasury stock at cost
         907,898 and 550,000 shares
         in 1999 and 1998, respectively                         (14,074)      (8,643)
                                                              ---------    ---------
Total stockholders' equity                                       93,861      103,081
                                                              ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 152,074    $ 124,576
                                                              ---------    ---------
                                                              ---------    ---------

See accompanying notes.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         Years Ended August 31,
                                                  -----------------------------------
                                                     1999         1998         1997
                                                  ---------    ---------    ---------

REVENUES:
     SALES:
       Net warehouse                              $  89,184    $  48,287    $  21,750
       Export                                         6,773       32,813       36,335
       Other                                           --           --            957
     Membership, royalties and fees                   2,008        2,720        3,139
     Auto, travel and other programs                 10,907       13,368       12,194
                                                  ---------    ---------    ---------
TOTAL REVENUES                                      108,872       97,188       74,375

EXPENSES:
     COST OF GOODS SOLD:
       Net warehouse                                 78,081       42,616       19,386
       Export                                         6,557       32,068       34,768
       Other                                           --           --          1,793
     Selling, general and administrative             32,021       26,421       25,993
     Preopening expenses                              4,949          433          614
                                                  ---------    ---------    ---------
TOTAL EXPENSES                                      121,608      101,538       82,554
                                                  ---------    ---------    ---------
OPERATING LOSS                                      (12,736)      (4,350)      (8,179)

OTHER:
     Interest income, net                             5,114        6,152        2,776
     Other income (expenses)                          3,007        1,532       (1,480)
     Minority interest                                  913         (192)         (59)
                                                  ---------    ---------    ---------
TOTAL OTHER                                           9,034        7,492        1,237

Income (loss) before provision for income taxes      (3,702)       3,142       (6,942)
Provision for income taxes                              190          114       17,901
                                                  ---------    ---------    ---------
NET INCOME (LOSS)                                 $  (3,892)   $   3,028    $ (24,843)
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------

Earnings (loss) per share:
     Basic                                        $   (0.76)   $    0.51    $   (4.20)
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------
     Diluted                                      $   (0.76)   $    0.50    $   (4.20)
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------

Shares used in per share computation:
     Basic                                            5,120        5,912        5,908
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------
     Diluted                                          5,120        6,062        5,908
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------

See accompanying notes.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED AUGUST 31, 1999
(AMOUNTS IN THOUSANDS)



                                              Common Stock          Additional        Notes
                                              -------------           paid-in    receivable from     Deferred
                                           Shares       Amount        capital      stockholders    compensation
                                           ------      -------       --------     -------------   -------------
Investment by PEI at
      August 31, 1996                      5,908      $      1      $  86,989       $   --        $    --
  Net Loss                                  --             --         (24,843)          --             --
  Net return to PEI                         --             --          45,025           --             --
                                          -------     --------      ---------       --------      ---------
Balance at August 31, 1997                 5,908              1       107,171           --             --
  Issuance of common stock for
      cash and notes receivable               71           --           1,093           (697)          --
  Exercise of stock options                   25           --             214           --             --
  Purchase of treasury stock                --             --            --             --             --
  Stock based compensation                  --             --             395           --             --
  Net Income                                --             --            --             --             --
  Unrealized gain on
       marketable securities                --             --            --             --             --

  Comprehensive income                      --             --            --             --             --
                                          -------     --------      ---------       --------      ---------
Balance at August 31, 1998                 6,004              1       108,873           (697)          --
  Issuance of common stock for
      cash and notes receivable               16           --             424           (387)          --
  Exercise of stock options                   51           --             585           --             --
  Purchase of treasury stock                --             --            --             --             --
  Cancellation of notes receivable
      from stockholders                       (4)          --             (65)           126           --
  Payment on notes receivable
      from stockholder                      --             --            --                8           --
  Deferred compensation related
      to grant of stock options             --             --           2,355           --           (2,355)
  Amortization of deferred
      compensation                          --             --            --             --            1,073
  Compensation expense related to
      the issuance of common stock          --             --             485           --             --
  Retirement of common
      stock held in treasury                 (76)          --          (1,174)          --             --
  Net loss                                  --             --            --             --             --
  Unrealized loss on marketable
      securities                            --             --            --             --             --
  Translation adjustments                   --             --            --             --             --
  Comprehensive loss                        --             --            --             --             --
                                          -------     --------      ---------       --------      ---------
Balance at August 31, 1999                 5,991      $       1     $ 111,483      $    (950)     $  (1,282)
                                          -------     --------      ---------       --------      ---------
                                          -------     --------      ---------       --------      ---------


                                                                               Less
                                          Other                            Treasury Stock
                                      Comprehensive     Retained               at cost                Total
                                          income        earnings        ---------------------      stockholders'
                                          (loss)        (deficit)       Shares          Amount        equity
                                        ----------      --------        -------        -------       ---------
Investment by PEI at
    August 31, 1996                        $--            $--            $--        $    --        $  86,990
  Net Loss                                  --             --             --             --          (24,843)
  Net return to PEI                         --             --             --             --           45,025
                                          -------       --------       ---------     --------      ---------
Balance at August 31, 1997                  --             --             --             --          107,172

  Issuance of common stock for
      cash and notes receivable             --             --             --             --              396
  Exercise of stock options                 --             --             --             --              214
  Purchase of treasury stock                --             --              550         (8,643)        (8,643)
  Stock based compensation                  --             --             --             --              395
  Net Income                                --            3,028           --             --            3,028
  Unrealized gain on
       marketable securities                 519           --             --             --              519
                                                                                                   ---------
  Comprehensive income                      --             --             --             --            3,547
                                          -------       --------       ---------     --------      ---------
Balance at August 31, 1998                   519          3,028            550         (8,643)       103,081
  Issuance of common stock for
      cash and notes receivable             --             --             --             --               37
  Exercise of stock options                 --             --             --             --              585
  Purchase of treasury stock                --             --              434         (6,605)        (6,605)
  Cancellation of notes receivable
      from stockholders                     --             --             --             --               61
  Payment on notes receivable
      from stockholder                      --             --             --             --                8
  Deferred compensation related
      to grant of stock options             --             --             --             --             --
  Amortization of deferred
      compensation                          --             --             --             --            1,073
  Compensation expense related to
      the issuance of common stock          --             --             --             --              485
  Retirement of common
      stock held in treasury                --             --              (76)         1,174           --
  Net loss                                  --           (3,892)          --             --           (3,892)
  Unrealized loss on marketable
      securities                            (727)          --             --             --             (727)
  Translation adjustments                   (245)          --             --             --             (245)
                                                                                                   ---------
  Comprehensive loss                        --             --             --             --           (4,864)
                                          -------       --------       ---------     --------      ---------
Balance at August 31, 1999             $    (453)     $    (864)           908       $(14,074)     $  93,861
                                          -------       --------       ---------     --------      ---------
                                          -------       --------       ---------     --------      ---------

See accompanying notes.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)

                                                                                           Years Ended August 31,
                                                                                 ---------------------------------------
                                                                                    1999          1998           1997
                                                                                   ------        -----          ------
OPERATING ACTIVITIES
Net income (loss)                                                                $ (3,892)     $  3,028      $(24,843)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation                                                                     1,622         1,409         1,374
   Provision for asset impairments                                                   --            --           2,000
   Allowance for doubtful accounts                                                     30          (586)        1,000
   Net loss on disposition of property and equipment                                 --             111          --
   Income tax charge                                                                  190           114        17,901
   Minority interest                                                               (1,096)          192            59
   Compensation expense recognized for stock options                                1,558           395          --
   Change in operating assets and liabilities
        Restricted cash                                                            (7,191)       (3,004)         --
        Accounts receivable and other assets                                      (18,778)       (5,140)         (180)
        Accounts payable and other liabilities                                     19,721        (1,104)        5,241
        Other                                                                        (137)          (44)         --
                                                                                 ---------      --------      --------
Net cash flows provided by (used in) operating activities                          (7,973)       (4,629)        2,552

INVESTING ACTIVITIES
   Purchases of marketable securities                                             (44,638)      (86,378)         --
   Sales of marketable securities                                                  82,417        30,801          --
   Additions to property and equipment                                            (37,156)       (5,094)       (8,034)
   Payments of notes receivable                                                     2,027         1,780         8,614
                                                                                 ---------      --------      --------
Net cash flows provided by (used in) investing activities                           2,650       (58,891)          580

FINANCING ACTIVITIES
   Proceeds from sale of properties                                                 2,760        15,027         6,594
   Proceeds from bank borrowings, net                                               4,712         3,782          --
   Contributions by minority interest shareholders                                 14,547          --           3,632
   Distributions to minority shareholders                                          (1,029)         --            --
   Proceeds from exercise of stock options                                            585           214          --
   Issuance of common stock                                                            37           396          --
   Payment on notes receivable from stockholders                                        8          --            --
   Purchases of treasury stock                                                     (6,605)       (8,643)         --
   Other                                                                             (129)         --            --
   Net investment by PEI                                                             --            --          45,025
                                                                                 ---------      --------      --------
Net cash flows provided by financing activities                                    14,886        10,776        55,251

Effect of exchange rate changes on cash and cash equivalents                         (245)         --            --
                                                                                 ---------      --------      --------
Net increase (decrease) in cash and cash equivalents                                9,318       (52,744)       58,383

Cash and cash equivalents at beginning of year                                      5,639        58,383          --

Cash and cash equivalents at end of year                                         $ 14,957      $  5,639      $ 58,383
                                                                                 ---------      --------      --------
                                                                                 ---------      --------      --------
Supplemental disclosure of cash flow information
   Cash paid during the period for:
       Interest                                                                  $    143      $   --        $   --
       Income taxes                                                              $    129      $     21      $      2

See accompanying notes.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION
FORMATION OF THE COMPANY

PriceSmart, Inc. ("PriceSmart" or the "Company") owns and operates merchandising businesses. The Company's primary business is international merchandising consisting of membership shopping stores similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 1999, there were five warehouse stores in operation (two in Panama, and one each in Guatemala, Costa Rica and El Salvador) of which the Company owns a majority interest. Also, there were five warehouse stores in operation (four in China and one in Saipan) licensed to and operated by local business people. Additionally, the Company operates a domestic travel business, and until April 1, 1999 operated a domestic auto referral business, marketed primarily to Costco members.

   In June 1997, the Price Enterprises, Inc. ("PEI") Board of Directors approved, in principle, a plan to separate PEI's core real estate business from the merchandising businesses it operated through a number of subsidiaries. To effect such separation, PEI first transferred to the Company, through a series of preliminary transactions, the assets listed below. PEI then distributed on August 29, 1997 all of the Company's common stock pro rata to PEI's existing stockholders through a special dividend (the "Distribution").

   Assets transferred to PriceSmart were comprised of: (i) the merchandising business segment of PEI; (ii) certain real estate properties held for sale (the "Properties"); (iii) notes receivable from buyers of properties; (iv) cash and cash equivalents of approximately $58.4 million; and (v) all other assets and liabilities not specifically associated with PEI's portfolio of investment properties, except for current corporate income tax assets and liabilities.

BASIS OF PRESENTATION
The consolidated financial statements include the assets, liabilities and results of operations of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

-----------------------------------------------------------------------------------------------------------
                                                                   Ownership          Basis of Presentation
Ventures Services, Inc.                                              100%                 Consolidated
PB Real Estate, S.A.                                                  51%                 Consolidated
Price Costco de Panama, S.A.                                          51%                 Consolidated
PriceSmart (Guatemala), S.A.                                          66%                 Consolidated
PSMT Caribe, Inc.                                                     60%                 Consolidated
PSMT Trinidad/Tobago LTD                                              60%                 Consolidated

-----------------------------------------------------------------------------------------------------------

   The consolidated financial statements prior to fiscal 1998 present the Company as if it were a separate entity from PEI. PEI's historical basis in the assets and liabilities of the Company have been carried over. Changes in additional paid-in capital represent the net income (loss) of the Company and PEI prior to distribution. Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
FISCAL YEAR

Effective September 1, 1997, the Company changed its reporting periods to 12 months ending August 31, with each quarter consisting of three months. Prior to the change, the Company generally reported 13 periods (ending on the Sunday closest to August 31) of four weeks each, with the first quarter consisting of 16 weeks, and each remaining quarter consisting of 12 weeks.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

RESTRICTED CASH
Restricted cash represents time deposits that are pledged as collateral for majority-owned subsidiary loans and amounts deposited in escrow for future asset acquisitions.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

MARKETABLE SECURITIES
In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Debt and Equity Securities", marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of the stockholders' equity. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company now invests its excess cash primarily in corporate bonds and investment grade debt securities of U.S. government agencies. Management has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

                   Building and improvements                      10-25 years
                   Fixtures and equipment                           3-7 years

MERCHANDISE INVENTORIES
Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market.

REVENUE RECOGNITION
The Company recognizes sales revenue when title passes to the customer. Revenues from the auto referral program were recognized on a monthly basis when billed, pursuant to contracts that are generally month-to-month. Revenues from travel programs are recognized as services are performed. Membership fee income represents annual membership fees paid by the Company's warehouse members.

INCOME TAXES
Income taxes have been provided for in accordance with SFAS No. 109, "Accounting for Income Taxes." This standard requires companies to account for deferred taxes using the asset and liability method. Accordingly, deferred income taxes are provided to reflect temporary differences between financial and tax reporting. In fiscal year 1997, the Company was included in the consolidated Federal and in various combined state tax returns of PEI. The Company was allocated the benefit of its tax net operating losses used in PEI's consolidated or combined tax returns. Benefits realized by PEI were not paid to the Company but were deemed to be reductions in PEI's investment in the Company.

ASSET IMPAIRMENT
SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. No such indicators of impairment were present in the fiscal years presented. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company estimates the sales value, net of related selling costs, on its real estate properties which are being held for sale. Impairment losses of $2.0 million were recorded in fiscal 1997. No impairment losses were recorded in fiscal 1999 and 1998. See Note 4.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK
The Company's export sales are to licensees in Asia and are secured by letters of credit.

STOCK-BASED COMPENSATION
SFAS No. 123, "Accounting for Stock-Based Compensation", establishes the use of fair value based method for stock-based compensation arrangements, under which compensation is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board Opinion (APB) No. 25 to account for stock-based compensation. The Company has decided to retain the current intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method for its stock-based compensation.

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is computed based on the weighted average shares outstanding in the period. Diluted earnings (loss) per share is computed based on the weighted average shares outstanding in the period and the effect of dilutive securities (options) except where their inclusion is antidilutive.

--------------------------------------------------------------------------------------------------------------------

                       COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE (BASIC AND DILUTED)
                                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      Years Ended August 31,
                                                           ---------------------------------------------
                                                              1999              1998            1997
                                                           ----------        ----------       ----------
Net income (loss) used for basic and
    diluted computation                                    $  (3,892)        $  3,028         $ (24,843)
                                                           ----------        ----------       ----------
                                                           ----------        ----------       ----------
Weighted average number of common
    shares outstanding                                      5,119,911         5,912,375        5,908,235

Add:
    Assumed exercise of those options
    that are common stock equivalents                               -           150,085                -
                                                           ----------        ----------       ----------
Adjusted shares outstanding used for
    diluted computation                                     5,119,911         6,062,460        5,908,235
                                                           ----------        ----------       ----------
                                                           ----------        ----------       ----------
Earnings (loss) per share:
    Basic                                                  $   (0.76)        $   0.51         $   (4.20)
                                                           ----------        ----------       ----------
                                                           ----------        ----------       ----------
    Diluted                                                $   (0.76)        $   0.50         $   (4.20)
                                                           ----------        ----------       ----------
                                                           ----------        ----------       ----------

--------------------------------------------------------------------------------------------------------------------

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

PRE-OPENING COSTS
The Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities" in the first quarter of fiscal 1999. SOP 98-5 requires pre-opening costs to be charged to expense as incurred. Prior to fiscal 1999, the Company capitalized pre-opening costs related to warehouse openings and amortized these costs over twelve months. The adoption of SOP 98-5 did not have a material impact on the Company's consolidated financial statements. For fiscal years 1999, 1998, and 1997, pre-opening costs totaled $5.0 million, $433,000 and $614,000, respectively.


FOREIGN CURRENCY TRANSLATION
In accordance with SFAS No. 52 "Foreign Currency Translation", the assets and liabilities of the Company's foreign operations are translated to U.S. dollars using the exchange rates at balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Fiscal 1999 translations resulted in a translation adjustment loss of approximately $245,000.


COMPREHENSIVE INCOME (LOSS)
During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" which requires the disclosure of all components of comprehensive income, including net income and other comprehensive income. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances generated from non-owner sources.

SEGMENT REPORTING
The Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which the Company adopted in fiscal 1999. SFAS No. 131 amends the requirements to report financial and descriptive information about its reportable operating segments. The financial information is required to be reported on the basis that is used internally for evaluating the segment performance and deciding how to allocate resources to segments. The Company principally operates under one segment in two geographic regions.


NOTE 3 - MARKETABLE SECURITIES
The following is a summary of marketable securities classified as available-for-sale as of August 31, 1999 and 1998 (in thousands).

--------------------------------------------------------------------------------------------------------------------

                                                               Gross             Gross
                                             Amortized       Unrealized        Unrealized        Estimated
                                               Cost             Gains            Losses         Fair Values
                                            -----------      ----------        ----------      ------------
1999
     Asset backed bonds                     $   3,570         $   -            $  (44)          $   3,526
     Commercial company bonds                  14,265             -              (164)             14,101
                                            -----------      ----------        ----------      ------------
     Total                                  $  17,835         $   -            $ (208)          $  17,627
                                            -----------      ----------        ----------      ------------
1998
     U.S. Government securities             $  55,614         $ 519            $     -          $  56,133

--------------------------------------------------------------------------------------------------------------------

The fair value of the marketable securities is based on quoted market prices for the same or similar type issues. For fiscal 1999, gross realized gains were $2.4 million and gross realized losses were $1.5 million, netting to a realized gain of $959,000. Gross realized gains and losses for fiscal 1998 were not material.
     As of August 31, 1999, the average maturity of outstanding marketable securities was 21 months and $13.2 million had maturities that exceeded twelve months.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

NOTE 4 - PROPERTY HELD FOR SALE
Property held for sale primarily includes improved and unimproved land, which the Company expects to dispose of in the next twelve months. Property held for sale totaled $2.1 million and $4.9 million as of August 31, 1999 and 1998, respectively.

   As the properties are held for sale, the net results of the real estate operations are included in other income (expense) on the consolidated statements of operations, and totaled $1.3 million, $1.5 million and a loss of $1.5 million during fiscal 1999, 1998, and 1997, respectively.

   During fiscal 1997, the Company incurred a $2.0 million provision for an asset impairment to write-down the carrying value of real estate properties held for sale.


NOTE 5 - CITY NOTES RECEIVABLE
The City Notes, with interest rates ranging from 8% to 10%, represent amounts loaned to U.S. municipalities and agencies to facilitate real property acquisition and improvements. Repayment of the majority of these notes is generally based on that municipality's allocation of sales tax revenues generated by retail businesses located on the particular property associated with such City Note. City Note repayments are calculated in accordance with specific revenue sharing agreements, and, under the term of most City Notes, the unpaid balance of the note is forgiven on its maturity date. The carrying values of these notes were established when PEI was spun out from Costco. The carrying values are evaluated by the Company in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Interest income is recognized based upon the stated interest rates and amounted to $1.7 million, $1.9 million and $2.1 million for the years ended August 31, 1999, 1998 and 1997, respectively. At August 31, 1999 and 1998, the aggregate stated principal value plus compounded interest amounted to $74 million and $71 million, respectively. As a result, the total carrying value of the City Notes at August 31, 1999 and 1998 is less than the stated principal and interest by $54 million and $50 million, respectively. As of August 31, 1999, eleven City Notes were outstanding with maturity dates ranging from 2003 to 2028.

NOTE 6 - RETIREMENT PLAN
PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Employees become eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee's one-year anniversary date. Retirement contributions, if any, are based on a discretionary amount determined by the Board of Directors and are allocated to each participant based on the relative compensation of the participant, subject to certain limitations. The Company makes a matching 401(k) contribution equal to 50% of the participant's contribution up to an annual maximum matching contribution of $250. Profit sharing contributions were approximately $361,000, $363,000, and $406,000 for fiscal 1999, 1998, and 1997, respectively. Employer contributions to the 401(k) plan were approximately $27,000, $26,000, and $24,000 during fiscal 1999, 1998, and 1997, respectively.

NOTE 7 - STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN
On August 6, 1997, the Company adopted the 1997 Stock Option Plan of PriceSmart, Inc. (the "1997 Plan") for the benefit of its eligible employees, consultants and independent directors. Under the 1997 Plan, 700,000 shares of the Company's common stock are authorized for issuance. The Compensation Committee of the Board of Directors administers the 1997 Plan with respect to grants to employees or consultants of the Company, and the full Company Board of Directors administers the Plan with respect to director options. Options issued under the 1997 Plan typically vest over five years and expire in six years. Certain employees and directors of the Company participated in the PEI stock option plan. Upon consummation of the Distribution, the unvested PEI options held by these individuals were canceled. To replace those canceled options, the Company granted options to purchase PriceSmart common stock at share amounts and prices per share so that the employees and directors were in substantially the same economic position as they were prior to the Distribution.

   In January 1999, the Company adopted the 1998 Equity Participation Plan (the "Equity Plan") for the benefit of its eligible employees, consultants and independent directors. The Equity Plan authorizes 700,000 shares of the Company's common stock for issuance. Options issued under the Equity Plan typically vest over five years and expire in six years. The Equity Plan also allows the Company to make loans to participants for the purchase of shares. As of August 31, 1999, outstanding loans were approximately $950,000. The loans are with full recourse and interest is payable semi-monthly at 5.85% with the principal due in six years.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

   Total stock option activity relating to the 1997 Plan and Equity Plan was as follows:

--------------------------------------------------------------------------------------------------------------------

                                                                                       Weighted
                                                                                        Average
                                                                     Shares         Exercise Price
                                                                   ----------       --------------
                   Balance at August 31, 1997                               -              $     -
                   Granted                                            734,500                13.39
                   Exercised                                          (24,801)                8.63
                   Cancelled                                          (75,963)               10.40
                                                                    ---------             --------
                   Balance at August 31, 1998                         633,736                13.94
                   Granted                                            729,185                19.45
                   Exercised                                          (51,253)               11.43
                   Cancelled                                         (116,867)               15.17
                                                                    ---------             --------
                   Balance at August 31, 1999                       1,194,801              $ 17.29

--------------------------------------------------------------------------------------------------------------------

   As of August 31, 1999 and 1998, options to purchase 256,367 and 41,662 shares, respectively were exercisable. As of August 31, 1999, there were 1,241,555 shares of Common Stock reserved for future issuance. The following table summarizes information about stock options outstanding at August 31, 1999:

--------------------------------------------------------------------------------------------------------------------

                        Outstanding       Weighted-Average         Weighted-       Exercisable       Weighted-
     Range of              as of              Remaining             Average           as of           Average
  Exercise Prices         8/31/99         Contractual Life      Exercise Price       8/31/99      Exercise Price
-------------------     -----------       ----------------      --------------     ------------   ---------------
$  7.79 - $11.68          204,139              2.1                 $ 8.80            111,106           $ 8.81
  11.68 -  15.58          407,977              4.9                  15.43             78,036            15.41
  15.58 -  19.47          444,185              4.6                  17.36             67,225            17.48
  19.47 -  23.36           25,000              5.5                  20.00                  -                -
  35.04 -  38.94          113,500              5.9                  37.82                                   -
-------------------     -----------       ----------------      --------------     ------------   ---------------
$  7.79 - $38.94        1,194,801              4.4                 $17.29            256,367           $13.09

--------------------------------------------------------------------------------------------------------------------

   The weighted-average fair value of the stock options granted during 1999, 1998, and 1997 were $13.16, $5.04, and $3.48, respectively.

   The Company has recorded deferred compensation of $2.4 million in connection with the grants of certain stock options to employees during fiscal 1999. A total of 552,291 options were issued at a price lower than market on date of grant. On date of grant the market price was $20.25 while 81,250 options were issued with an exercise price of $16.25, 446,041 options were issued with an exercise price of $15.50 and 25,000 options were issued with an exercise price of $14.75. The deferred compensation will be amortized ratably over the vesting period of the respective options.

   Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value of each option grant is estimated on the date of grant using the "Black-Scholes" option pricing model with the following weighted average assumptions used for grants in fiscal 1999, 1998, and 1997:

--------------------------------------------------------------------------------------------------------------------

                                                    1999               1998             1997
                                                   -------           -------          -------
                   Risk free interest rate              6%                6%                6%
                   Expected life                   6 years           3 years           3 years
                   Expected volatility               42.7%             31.5%             26.5%
                   Expected dividend  yield             0%                0%                0%

--------------------------------------------------------------------------------------------------------------------

   For the purpose of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended August 31, 1999, 1998, and 1997 were as follows:

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

--------------------------------------------------------------------------------------------------------------------


                                                   1999               1998             1997
                                                  -------           -------          -------
                 Pro forma net income (loss)
                     (in thousands)               $ (5,072)         $ 2,558          $ (25,002)
                 Pro forma earnings (loss)
                     per share diluted            $  (0.99)         $  0.42          $   (4.23)

--------------------------------------------------------------------------------------------------------------------

   The pro forma effect on net loss for 1999 and 1997 and on net income for 1998 is not likely to be representative of the pro forma effect on reported earnings in future years.


NOTE 8 - INCOME TAXES
Significant components of the income tax provision are as follows (in thousands):

--------------------------------------------------------------------------------------------------------------------

                                                      Years Ended August 31,
                                          --------------------------------------------------
                                           1999                    1998                1997
                                          -------                -------             -------
             Current:
                  Federal                   $   -                 $   -             $ (3,612)
                  State                         -                     -                    -
                  Foreign                     190                   114                    -
                                          -------                -------             -------
                                              190                   114               (3,612)

             Deferred:
                  Federal                       -                     -               20,945
                  State                         -                     -                  568
                  Foreign                       -                     -                    -
                                          -------                -------             -------
                                                -                     -               21,513
                                          -------                -------             -------
             Total Provision                $ 190                 $ 114              $17,901
                                          -------                -------             -------
                                          -------                -------             -------

--------------------------------------------------------------------------------------------------------------------

   The reconciliation of income tax computed at the Federal statutory tax rate to the provision for income taxes is as follows (in thousands):

--------------------------------------------------------------------------------------------------------------------

                                                             1999                1998                 1997
                                                           -------              -------             -------
Federal taxes at statutory rates                           $ (1,259)           $  1,068             $ (2,430)
State taxes, net of Federal benefit                            (222)                188                 (416)
Tax losses (income) of majority owned subsidiaries               650               (130)                    -
Increase (decrease) in valuation allowance
      for deferred tax assets                                    918             (1,027)              20,683
All other, net                                                   103                 15                   64
                                                           ---------            -------             --------
      Total provision                                      $     190            $   114             $ 17,901
                                                           ---------            -------             --------
                                                           ---------            -------             --------

--------------------------------------------------------------------------------------------------------------------

   Significant components of the Company's tax assets as of August 31, 1999, and 1998 are shown below. A valuation allowance of $24.9 million at August 31, 1999, has been recognized to offset the deferred tax assets as realization of such assets is uncertain (in thousands).

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

--------------------------------------------------------------------------------------------------------------------

                                                                                   August 31,
                                                                        -------------------------------
                                                                           1999                 1998
                                                                        ----------            ---------
Deferred tax assets:
                City notes receivable                                   $   11,710            $   11,615
                Net operating losses                                        11,198                10,567
                International revenues and expenses                            112                   127
                Real estate properties                                           -                    18
                Deferred compensation                                          427                     -
                All other, net                                               1,678                 1,677
                                                                        ----------            ---------
                Total deferred tax assets                                   25,125                24,004

Deferred tax liabilities:
                Unrealized gains on marketable securities                    (207)                 (207)
                                                                        ----------            ---------
                Total deferred tax liabilities                               (207)                 (207)

Valuation allowance                                                       (24,918)              (23,797)
                                                                        ----------            ---------
Net deferred tax assets                                                 $        -            $        -
                                                                        ----------            ---------
                                                                        ----------            ---------

--------------------------------------------------------------------------------------------------------------------

   As of August 31, 1999, the Company has Federal and State net operating loss carryforwards of approximately $29.4 million and $11.1 million, respectively. The Federal and State tax loss carryforwards will begin expiring in 2010 and 2001, respectively, unless previously utilized.

   Pursuant to Section 382 of the Internal Revenue Code, annual use of the Company's net operating loss carryforwards will be limited because of cumulative changes in ownership of more than 50% which occurred during 1995. However, the Company does not believe such change will have a material impact upon utilization of these carryforwards.

NOTE 9 - BANK LOANS
In December 1998, the Company's Guatemalan subsidiary entered into a three-year bank term loan with a principal amount of approximately $4.0 million. The loan requires quarterly payments of interest at 14%. The loan matures on December 10, 2001, at which time the principal amount is due. The loan is secured by aggregate collateral deposits of approximately $4.0 million contributed by the Company and the minority interest shareholder.

   In May 1999, a wholly-owned subsidiary of PSMT Caribe, Inc., entered into a three-year bank term loan with a principal amount of approximately $3.8 million. The loan requires quarterly payments of interest at three-month LIBOR plus .25% (5.3938% as of August 31, 1999) through September 15, 1999, then 14% thereafter. The loan matures on May 31, 2002, at which time the principal amount is due. The loan is secured by a collateral deposit of approximately $3.8 million contributed by PSMT Caribe, Inc.

   In February 1999, a wholly owned subsidiary of PSMT Caribe, Inc. entered into a short-term bank loan with a principal amount of $707,000 and an annual interest rate of 13%. The loan was repaid in October 1999.

   During fiscal 1998, the Company's Panama subsidiary entered into a seven-year bank term loan with a principal amount of $4.2 million. The loan required minimum monthly payments including principal and interest of $50,000. Interest was payable at LIBOR plus 1.75%. The loan was secured by land and a building of the Panama subsidiary. The loan was repaid in full during fiscal 1999.

NOTE 10 - COMMITMENTS
The Company has entered into non-cancelable operating leases for retail and administrative office facilities. These leases expire or become subject to renewal between 2001 and 2019. Rental expense charged to operations under operating leases totaled approximately $1.4 million and $580,000 for fiscal years 1999 and 1998, respectively. Future minimum lease commitments for facilities under these leases are payable as follows (in thousands):

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

--------------------------------------------------------------------------------------------------------------------

                                       Fiscal Year                 Amount
                                       -----------               ----------
                                              2000               $    2,025
                                              2001                    2,196
                                              2002                    1,935
                                              2003                    2,032
                                              2004                    2,085
                                        Thereafter                   32,698
                                                                 ----------
                                             Total               $   42,971
                                                                 ----------
                                                                 ----------

--------------------------------------------------------------------------------------------------------------------

NOTE 11 - SALE OF AUTO REFERRAL PROGRAM
In August 1998, the Company entered into an agreement to sell its auto referral business effective November 1, 1999. On March 29, 1999, the Company entered into an amendment to the purchase agreement to change the closing date of the sale to April 1, 1999. The Company operated the auto referral business through March 31, 1999. The sale resulted in a net gain of $798,000 which is reported in other income in the consolidated statements of operations for the year ended August 31, 1999.

NOTE 12 - RELATED PARTY TRANSACTIONS
As a result of the Distribution to stockholders of the Company and for the purpose of governing certain of the ongoing relationships between the Company and PEI after the Distribution, and to provide mechanisms for an orderly transition, the Company and PEI entered into various agreements. As a result of these agreements, the Company paid $1.1 million to PEI during fiscal 1999 and $1.2 million and $1.6 million during fiscal 1998 and 1997, respectively.

   In fiscal 1998, the Company sold a 15-acre property to PEI for $4.0 million resulting in a realized gain of $293,000. In fiscal 1999, the Company sold to PEI a 2.5 acre parcel of real estate for $320,000, resulting in a realized gain of $68,000. The sale prices were based on independent appraisals.

   In August 1998, the Company repurchased 200,000 shares of common stock from the Sol and Helen Price Trust, of which Sol Price is the trustee, at a price of $15.00 per share.

NOTE 13 - GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------

                                                           Years Ended August 31,
                                            ---------------------------------------------------------
                                               1999                    1998                   1997
                                            -----------            ------------            ----------
         Revenues:
           United States                     $   18,933             $   47,709              $  51,806
           Latin America                         89,939                 49,479                 22,569
                                            -----------            ------------            ----------
                                             $  108,872             $   97,188              $  74,375
                                            -----------            ------------            ----------
         Operating income (loss):
           United States                     $  (9,684)             $  (4,741)              $  (8,299)
           Latin America                        (3,052)                    391                     120
                                            -----------            ------------            ----------
                                             $ (12,736)             $  (4,350)              $  (8,179)
                                            -----------            ------------            ----------
         Identifiable Assets:
           United States                     $   52,787             $  103,778
           Latin America                         99,287                 20,798
                                            -----------            ------------
                                             $  152,074             $  124,576
                                            -----------            ------------

--------------------------------------------------------------------------------------------------------------------

The Latin American operations for fiscal 1999 consist of the five warehouse stores, of which the Company owns a majority interest in each, as disclosed in
Note 1. In fiscal 1998 and 1997, Latin American operations consisted solely of a 51% interest in a joint venture in Panama.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)


   Export sales to Asian licensees were approximately $6.8 million, $32.8 million, and $36.3 million for fiscal 1999, 1998, and 1997, respectively. Revenues attributable to a single customer represented approximately 6%, 28%, and 37% of total revenues for fiscal 1999, 1998, and 1997, respectively.

NOTE 14 - FOREIGN CURRENCY INSTRUMENTS
PriceSmart transacts business in various foreign currencies, primarily Latin American currencies. The Company has established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. The Company had currency forward contracts with notional amounts totaling $4.5 million in these hedging programs as of August 31, 1999.

   These instruments are not recorded on the balance sheet. However, if the instruments were recorded based on their fair values, the effect on net income
(loss) for fiscal 1999 would have been immaterial.

[PRICESMART REVERSE OUT]

PRICESMART, INC.
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


The Company's common stock has been quoted and traded on the NASDAQ National market under the symbol "PSMT" since September 2, 1997. As of November 16, 1999, there were approximately 517 holders of record of the Common Stock.



--------------------------------------------------------------------------------------------------------------------

                                                     Dates                       Stock Price
                                              ------------------            --------------------
                                               From         To                High         Low
                                              ------     -------            -------     --------
              1998 CALENDAR QUARTERS
              First Quarter                    9/2/97    11/30/97           18.875      15.250
              Second Quarter                  12/1/97     2/28/98           17.875      16.125
              Third Quarter                    3/1/98     5/31/98           16.625      15.250
              Fourth Quarter                   6/1/98     8/31/98           17.563      14.000

              1999 CALENDAR QUARTERS
              First Quarter                    9/1/98    11/30/98           17.500      14.125
              Second Quarter                  12/1/98     2/28/99           23.000      15.625
              Third Quarter                    3/1/99     5/31/99           28.625      18.000
              Fourth Quarter                   6/1/99     8/31/99           46.125      24.500

              2000 CALENDAR QUARTERS
              First Quarter                    9/1/99    11/10/99           42.750      34.500

--------------------------------------------------------------------------------------------------------------------

The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

[PRICESMART REVERSE OUT]

DIRECTORS
The table below indicates the name, position with the Company and age of each director:

NAME                        POSITION WITH THE COMPANY                            AGE

Robert E. Price             Chairman of the Board                                57
Gilbert A. Partida          President, Chief Executive Officer and Director      37
Rafael E. Barcenas          Director                                             55
Katherine L. Hensley        Director                                             62
Leon C. Janks               Director                                             50
Lawrence B. Krause          Director                                             69
James F. Cahill             Director                                             44

ROBERT E. PRICE has been Chairman of the Board of the Company since July 1994 and served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Mr. Price also served as Chairman of the Board of Price Enterprises, Inc. ("PEI"), from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. ("Costco") from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company ("TPC"). Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

GILBERT A. PARTIDA has been a director of the Company since July 1997 and has been President and Chief Executive Officer of the Company since January 1998. Mr. Partida was President and Chief Executive Officer of the Greater San Diego Chamber of Commerce from January 1993 until December 1997. Prior to joining the Chamber of Commerce, Mr. Partida was an attorney with the law firm of Gray, Cary, Ames & Frye in San Diego, California from 1987 to 1992.

RAFAEL E. BARCENAS has been a director of the Company since April 1998. Mr. Barcenas has also been a director and officer of PriceCostco de Panama, S.A., and P.B. Real Estate, S.A., which are subsidiaries of the Company, since their formation in September 1995 and July 1997, respectively. Additionally, Mr. Barcenas has been a principal of BB&M International Trading Group, a Panamanian company (which is the 49% owner of both PriceCostco de Panama, S.A. and P. B. Real Estate, S.A.) since March 1995. Mr. Barcenas also has been Vice President of Boyd, Barcenas, S.A., the largest advertising agency in Panama, since April 1971.

KATHERINE L. HENSLEY has been a director of the Company since July 1997 and served as a director of PEI from December 1994 until July 1997. She is a lawyer and a retired partner of the law firm of O'Melveny & Myers in Los Angeles, California. Ms. Hensley joined O'Melveny & Myers in 1978 and was a partner from 1986 to February 1992. Ms. Hensley is a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

LEON C. JANKS has been a director of the Company since July 1997 and served as a director of PEI from March 1995 until July 1997. He has been a partner in the accounting firm of Alder, Green & Hasson in Los Angeles, California since 1980. Mr. Janks also serves on the board of directors of Expert Ease Software, Inc., a privately held corporation. Mr. Janks has extensive experience in domestic and international business serving a wide variety of clients in diverse businesses and is a Certified Public Accountant.

LAWRENCE B. KRAUSE has been a director of the Company since July 1997. Mr. Krause has been a Professor and the Director of the Korea-Pacific Program at the Graduate School of International Relations and Pacific Studies at the University of California, San Diego since 1986. He became a Professor Emeritus in 1997. Mr. Krause also serves on advisory boards for a number of institutions including the Institute for International Economics, the Korea Economic Institute, the Committee on Asian Economic Studies and the U.S. National Committee for Pacific Economic Cooperation.

JAMES F. CAHILL has been a director of the Company since November 1999 and has served as a director of PEI since August, 1997. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987; in this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of TPC and related entities. Prior to 1987 Mr. Cahill was employed by TPC for ten years, with his last position being Vice president of Operations.

[PRICESMART REVERSE OUT]

EXECUTIVE OFFICERS OF THE COMPANY
The executive officers of the Company and their ages as of November 16, 1999 are as follows:

NAME                   POSITION WITH THE COMPANY                                    AGE

Gilbert A. Partida     President and Chief Executive Officer                        37
Kevin C. Breen         Executive Vice President-- Operations                        39
Robert M. Gans         Executive Vice President, Secretary and General Counsel      50
Thomas D. Martin       Executive Vice President-- Merchandising                     43
Kurt A. May            Executive Vice President and Chief Operating Officer         46
Allan C. Youngberg     Executive Vice President and Chief Financial Officer         47

GILBERT A. PARTIDA has been a director of the Company since July 1997 and has been President and Chief Executive Officer of the Company since January 1998. Mr. Partida was President and Chief Executive Officer of the Greater San Diego Chamber of Commerce from January 1993 until December 1997. Prior to joining the Chamber of Commerce, Mr. Partida was an attorney with the law firm of Gray, Cary, Ames & Frye in San Diego, California from 1987 to 1992.

KEVIN C. BREEN has been Executive Vice President of the Company since September 1999 and served as Senior Vice President of the Company from August 1997 to August 1999. Mr. Breen previously served as Executive Vice President of Price Ventures, Inc., a subsidiary of PEI, from February 1997 until August 1997, overseeing operational and construction management areas for the international merchandising business. Prior to joining PEI as Vice President in August 1994, Mr. Breen served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for TCP.

ROBERT M. GANS has been Executive Vice President, General Counsel and Secretary of the Company since August 1997 and was Executive Vice President and General Counsel of PEI from October 1994 until July 1997. Mr. Gans graduated from the UCLA School of Law in 1975 and actively practiced law in private practice from 1975 until 1994. From 1988 until October 1994, Mr. Gans was the senior member of the law firm of Gans, Blackmar & Stevens, A.P.C., of San Diego, California.

THOMAS D. MARTIN has been Executive Vice President of the Company since October 1998 and served as Senior Vice President of the Company from August 1997 to September 1998. Mr. Martin previously had served as Vice President of PEI from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining PEI as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for TPC.

KURT A. MAY has been Executive Vice President and Chief Operating Officer of the Company since October 1998. Prior to joining PriceSmart, Mr. May was employed by GTE Corporation for twenty-three years, serving in a wide range of functional disciplines including his most recent role as Area President of GTE Wireless since 1995.

ALLAN C. YOUNGBERG has been Executive Vice President and Chief Financial Officer of the Company since July 1999. From January 1993 until July 1999, Mr. Youngberg had been Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Cost-U-Less, Inc. Prior to joining Cost-U-Less, Mr. Youngberg was President and shareholder of Youngberg & Schumacher, P.S., a certified public accounting firm in Bellevue, Washington, which Mr. Youngberg founded in 1984 and sold in December 1992. Mr. Youngberg is a Certified Public Accountant.

36