Form 10-K, Exhibit 13
period 2000-08-31
PRICESMART INC
filed 2000-11-29
CIK 1041803

EXHIBIT 13.1



SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE)

The following table sets forth selected consolidated financial data of the Company for the five fiscal years ended August 31, 2000.

--------------------------------------------------------------------------------

                                                          SELECTED CONSOLIDATED FINANCIAL DATA
                                                (AMOUNTS IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE)
                                                            FISCAL YEARS ENDED AUGUST 31 (1)

                                                2000         1999         1998      1997 (2)     1996 (2)
                                             ---------    ---------    ---------    ---------   ----------

INCOME STATEMENT DATA:

Net warehouse sales                          $ 292,013    $  89,184    $  48,287    $  21,750    $    --
Export sales                                       421        6,773       32,813       37,292       36,211
Membership fees and royalties                    8,216        2,008        2,720        3,139        2,164
Travel and auto programs                         3,965       10,907       13,368       12,194        9,875
                                              ---------    ---------    ---------    ---------   ----------
Total revenues                                 304,615      108,872       97,188       74,375       48,250
Cost of goods sold                             256,652       84,638       74,684       55,947       34,644
Selling, general and administrative (3)         53,772       32,021       26,421       25,993       31,069
Preopening expenses                              7,681        4,949          433          614         --
                                              ---------    ---------    ---------    ---------   ----------
Operating loss                                 (13,490)     (12,736)      (4,350)      (8,179)     (17,463)
Net interest and other income (expense) (4)      7,927        9,034        7,492        1,237         (696)
                                              ---------    ---------    ---------    ---------   ----------
Income (loss) before provision (benefit)
    for income taxes                            (5,563)      (3,702)       3,142       (6,942)     (18,159)
Net income (loss)                            $  (5,444)   $  (3,892)   $   3,028    $ (24,843)   $ (11,423)

EARNINGS (LOSS) PER SHARE:
Basic (5)                                    $   (1.01)   $   (0.76)   $    0.51    $   (4.20)   $   (1.93)
Diluted (5)                                      (1.01)       (0.76)        0.50        (4.20)       (1.93)

BALANCE SHEET DATA:
Cash and cash equivalents                    $  24,503    $  14,957    $   5,639    $  58,383    $    --
Marketable securities                            5,482       17,627       56,133         --           --
Total assets                                   261,400      152,074      124,576      125,885       97,981
Long-term debt                                  50,532        7,787         --           --           --
Stockholders' equity (6)                       131,683       93,861      103,081      107,172       86,990

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

(3) Prior to fiscal year 1998, PEI provided administrative services to the Company. Amounts allocated to the Company for corporate administrative expenses for fiscal years 1997 and 1996 were $1,065 and $1,350, respectively.

(4) Net interest and other income (expense) includes interest income, gains and losses on sale of assets, interest on bank borrowings and minority interest of shareholders in joint venture businesses.

(5) For fiscal years 1996 and 1997, loss per share is based on the 5,908,235 shares issued in connection with the distribution (see 2).

(6) Prior to fiscal year 1998, stockholders' equity represents the net assets transferred and the earnings of the businesses and assets comprising PriceSmart, Inc. on a historical basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements concerning the Company's anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words "expect", "believe", "will", "may", "should", "project", "estimate", "scheduled", and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements, including foreign exchange risks, political or economic instability of host countries, and competition, as well as those risks described in the Company's SEC reports, including the Company's most recent Annual Report on Form 10-K filed pursuant to the Securities and Exchange Act of 1934.

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2000 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

In fiscal 2000, the Company opened eleven new US-style membership shopping warehouses operating in Central America and the Caribbean, two in Honduras (September 1999 and May 2000), two in Panama (November 1999 and June 2000), two in the Dominican Republic (both in December 1999), two in Costa Rica (May and June 2000), one in El Salvador (April 2000), one in Guatemala (August 2000), and one in Trinidad (August 2000) bringing the total number of warehouses operating in seven countries to sixteen as of August 31, 2000. This compares to five warehouses operating in four countries at the end of fiscal 1999 and two warehouses operating in one country at the end of fiscal 1998. Subsequent to fiscal 2000, the Company opened an additional location in Santo Domingo, Dominican Republic in October 2000. Also, there were six warehouse stores in operation (five in China and one in Saipan, Micronesia) licensed to and operated by local business people at the end of fiscal 2000, versus four licensed warehouse stores at the end of fiscal 1999 and fiscal 1998.

Net warehouse sales increased 227% to $292.0 million in fiscal 2000 from $89.2 million in fiscal 1999. The increase was primarily a result of the eleven new warehouses opened throughout fiscal 2000 and a full year of operations from three new warehouses opened in the prior fiscal year. Net warehouse sales increased 85% to $89.2 million in fiscal 1999 from $48.3 million in fiscal 1998. The increase was primarily a result of three new warehouses opened during fiscal 1999 and a full year of operations related to a warehouse opened in December 1997.

The Company's warehouse gross margins for fiscal 2000 were slightly lower at 12.3% compared to 12.4% for fiscal 1999. The change between years is primarily a result of anticipated lower margins during the initial entry into a market, which resulted from the Company opening eleven new warehouses in fiscal 2000, compared to three in fiscal year 1999. The lower margins associated with the opening of new warehouses were offset against increased sales from higher margins in ancillary businesses, including food services, bakery departments, tire centers, photo centers, pharmacy and optical services. The Company's warehouse gross margins for fiscal 1999 were 12.4% compared to 11.7% for fiscal 1998. The increase was primarily due to increased sales from higher margin ancillary businesses. The Company expects that its warehouse gross margin percentages will increase in fiscal 2001, reversing a decline from the third and fourth quarters of fiscal 2000.

Export sales to the Company's licensee warehouses in Asia decreased to $421,000 in fiscal 2000 from $6.8 million and $32.8 million for fiscal years 1999 and 1998, respectively. The Company does not anticipate export sales to its licensees in future periods as the Company shifted its focus on Company owned and operated stores.

The Company's export sales gross margin for fiscal 2000 was 3.8% compared to 3.2% and 2.3% for fiscal years 1999 and 1998, respectively. The gross margin percentages on export sales are based on the varying agreements the Company has with its licensees and the gross margin amount that the Company can earn under these agreements.

Membership fees and royalties increased 309% to $8.2 million in fiscal 2000 from $2.0 million in fiscal 1999. Membership fees (including advertising, rental and other warehouse income) increased 469% to $7.4 million from $1.3 million in fiscal year 1999. The increase was a result of the eleven new warehouses opened in fiscal 2000 and an increase in average memberships per warehouse. Royalties increased to $840,000 in fiscal 2000 from $674,000 in fiscal 1999. The increase in royalties was primarily due to the increase in number of licensees in fiscal 2000 compared with fiscal 1999. Membership fees and royalties decreased to $2.0 million in fiscal 1999 from $2.7 million in fiscal 1998. Membership fees (including other warehouse income) increased 30% to $1.3 million in fiscal 1999 from $1.0 million in fiscal 1998. The increase was a result of the three new warehouses opened in fiscal 1999 and an increase in average memberships per warehouse. Royalties decreased to $674,000 in fiscal 1999 from $1.7 million in fiscal 1998. The decrease in royalties was primarily due to the closure of licensee stores in Indonesia and the Philippines in late fiscal 1998.

Travel and auto program revenues were $4.0 million in fiscal 2000 compared to $10.9 million in fiscal 1999. The decrease was due to the sale of the travel program in March 2000 and the sale of the auto referral business in mid-fiscal 1999 (see "Notes to Consolidated Financial Statements"). Travel and auto program revenues decreased to $10.9 million in fiscal 1999 compared to $13.4 million in fiscal 1998. The decrease was due to the sale of the auto referral business in mid fiscal 1999, partially offset by an increase in travel program revenues.

Warehouse operating expenses increased to $34.1 million, or 11.7% of net warehouse sales, for fiscal 2000 from $9.6 million, or 10.8% of net warehouse sales, for fiscal 1999. The increase in warehouse operating expenses is attributable to the eleven additional warehouses opened in fiscal 2000. The increase in warehouse operating expenses as a percentage of net warehouse sales is primarily attributable to higher costs realized in the first year of operations of the eleven warehouses opened in fiscal 2000, and from cannibalization of sales from additional locations operating in the same metropolitan markets. Warehouse operating expenses increased to $9.6 million, or 10.8% of net warehouse sales, for fiscal 1999 from $5.7 million, or 11.9% of net warehouse sales, for fiscal 1998. The increase in warehouse operating expenses is attributable to the three additional warehouses opened in fiscal 1999. Warehouse operating expenses as a percentage of net warehouse sales decreased in fiscal 1999 primarily as a result of operational cost savings achieved from the two existing stores that were operational before fiscal 1998, offset by higher costs realized during the first year of operations from the three warehouses opened in fiscal 1999.

General and administrative expenses increased to $18.1 million, or 6.2% of net warehouse sales, for fiscal 2000 from $15.5 million, or 17.3% of net warehouse sales, for fiscal 1999. General and administrative expenses have increased between periods to support planned expansion efforts and improvements in building the infrastructure to support the rapid growth. As a percentage of net warehouse sales, general and administrative expenses have declined due to higher sales from the additional warehouse openings in fiscal 2000. As the eleven new warehouses opened during fiscal 2000 continue to move toward operational efficiencies, the Company expects that the warehouse operating expenses as a percentage of sales will improve in early fiscal 2001. General and administrative expenses increased to $15.5 million, or 17.3% of net warehouse sales, for fiscal 1999 from $10.6 million, or 21.9% of net warehouse sales, for fiscal 1998. General and administrative expenses increased between periods to support planned expansion efforts and improvements in building the infrastructure to support the rapid growth. As a percentage of net warehouse sales, general and administrative expenses have declined due to higher sales from added warehouse openings and costs savings realized in fiscal 1998.

Travel and auto selling, general and administrative expenses represent the respective operating expenses incurred by both the travel and auto programs. The travel program was sold in March 2000 (fiscal 2000) and the auto referral program was sold in April 1999 (fiscal 1999), accounting for the change between the periods presented.

Pre-opening expenses, which represent expenses incurred before a warehouse store is in operation, increased to $7.7 million in fiscal 2000 from $4.9 million in fiscal 1999 and $433,000 in fiscal 1998. The increases between the periods presented are a result of opening a total of fourteen new warehouses over the past two fiscal years and pre-opening expenses associated with additional warehouses scheduled to open in fiscal 2001.

Interest income reflects earnings on marketable securities, cash and cash equivalent balances, City Notes (see "Notes to Consolidated Financial Statements") and certain secured notes receivable from buyers of formerly owned properties. Interest income decreased to $3.9 million in fiscal 2000 from $5.3 million and $6.2 million in fiscal 1999 and 1998, respectively. The decrease in interest income is due to the decrease in these interest-bearing instruments used to finance the Company's expansion.

Interest expense primarily reflects borrowings by the Company's foreign subsidiaries for the construction of the new warehouses, and was $2.9 million (net of capitalized interest of $891,000) for fiscal 2000 compared with $143,000 in fiscal 1999. The Company had no borrowings in fiscal 1998.

During fiscal 2000, the Company sold its travel program and City Notes for $1.5 million and $22.5 million, respectively. The Company recognized gains arising from these transactions of $1.1 million and $3.9 million for the travel program and City Notes, respectively. In fiscal 1999, the Company sold its auto referral program and real estate properties resulting in gains of $798,000 and $1.8 million, respectively. In fiscal 1998, the Company recognized a gain of $926,000 from the sale of real estate properties.

The Company recognized an income tax benefit in fiscal 2000 of $119,000, and a provision for income taxes of $190,000 and $114,000 in fiscal 1999 and 1998, respectively. The provision (benefit) for income taxes relates to foreign taxes on the Company's Panamanian operations. A tax benefit was recognized on the net operating losses of the Panamanian operations, because the Company believes the benefit of this loss will be realized in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirement is the financing through investments in majority or wholly owned subsidiaries of land acquisitions, construction and equipment costs for new warehouses, pre-opening costs and working capital requirements.

In fiscal 2001, the Company currently intends to spend an aggregate of approximately $31.0 million to open six new warehouses (through majority or wholly owned subsidiaries) in Central America, the Caribbean and Asia. Specifically, the anticipated six new warehouses are comprised of opening one warehouse in each of the following locations: the Dominican Republic (opened October 2000), Guatemala, U.S. Virgin Islands, Philippines, Aruba and Barbados. However, actual capital expenditures for new warehouse locations and operations may vary from estimated amounts depending on the number of new warehouses opened, business conditions and other risks and uncertainties to which the Company and its subsidiaries are subject.

The Company, through its majority or wholly owned subsidiaries, intends to borrow a total of approximately $28.0 million during fiscal 2001. Approximately $18.0 million of the total will be used to finance the new warehouse expenditures and will be secured by the underlying land, building, equipment and inventories of the borrowings. The Company also intends to secure an additional $10.0 million in financing related to expenditures incurred for new warehouses opened during fiscal 2000. The Company is currently evaluating several financing proposals and believes that the financing facilities for the new warehouse locations will be completed as required. The balance of the Company's planned expenditures will be financed through a combination of cash, cash equivalents, marketable securities and cash from operations of the Company's businesses.

Subsequent to year-end, the Company received commitments from the International Finance Corporation (IFC) and the Overseas Private Investment Corporation (OPIC) to loan to the Company a total of $42.0 million. Approximately $28.0 million will be used to repay certain existing loans outstanding with the remainder to be used to finance new warehouse expenditures as described in the previous paragraph. The funding of the IFC and OPIC loans is subject to the execution of loan agreements and the fulfillment of all approved conditions, which include the perfection of the underlying security for these loans.

The Company believes that borrowings under its current and future credit facilities, together with its other sources of liquidity, will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future. However, if such sources of liquidity are insufficient to satisfy the Company's liquidity requirements (including the IFC and OPIC loans), the Company may need to sell equity or debt securities, obtain additional credit facilities or reduce the number of anticipated warehouse openings. There can be no assurance that such financing alternatives will be available under favorable terms, if at all.

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

IMPACT OF YEAR 2000

The year 2000 issue results from computer programs and hardware being written with two digits rather than four digits to define the applicable year. There is a risk that date sensitive software may recognize a date using "00" as the year 1900, rather than the year 2000, potentially resulting in system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions or engage in normal business activities.

The Company has experienced no year 2000 adverse effects on its internal systems or any involved in its supply chain, including purchasing, distribution, sales and accounting. Also, no errors were found related to date processing before or after January 1, 2000, including treatment of year 2000 as a leap year. The Company will continue to monitor its hardware, software, and imbedded systems as they are added or modified.

A significant part of the Company's business is derived from its activities in Central America and Asia. The Company's business could be adversely impacted in the event business activities in Central America and Asia are disrupted due to year 2000 issues, with the extent of such impact dependent upon the extent of such disruption, which may vary from country to country. The Company's business could also be adversely impacted by supply chain disruption due to vendor and supplier business interruption. To date there has been no year 2000 adverse effects in the Company's foreign operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its majority or wholly owned subsidiaries, conducts foreign operations primarily in Central America and the Caribbean, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. At the end of fiscal 2000, the Company had a total of sixteen warehouses (adding a seventeenth in October 2000) operating in seven foreign countries. For fiscal 2000, 75% of the Company's net warehouse sales were in foreign currencies, and is expected to increase in fiscal 2001 to approximately 80% (Panamanian and U.S. Virgin Islands operations being U.S. dollar denominated). The Company's expansion plans call for the Company to enter into additional foreign countries in the future, which may involve similar economic and political risks as well as challenges that are different from those currently encountered by the Company. The Company believes that because its present operations and expansion plans involve numerous countries and currencies, the effect from any one-currency devaluation may not significantly impact the overall financial or operating results of the Company. Nonetheless, there can be no assurance that the Company will not experience a materially adverse effect on the Company's financial condition as a result of the economic and political risks of conducting an international merchandising business.

In fiscal 2000, the foreign currency translation adjustment for the Company's non-U.S. denominated majority or wholly owned subsidiaries operating in Central America and the Caribbean increased by $388,000 to $633,000 from $245,000 at the end of fiscal 1999. The Company did not have any foreign currency translation adjustments prior to fiscal year 1999.

Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue. Managing foreign exchange is critical for operating successfully in these markets and the Company manages its risks through a combination of hedging currencies through Non Deliverable Forward Exchange Contracts (NDFs) and internal hedging procedures. As of August 31, 2000, the Company had no NDFs outstanding. However, the Company may purchase NDFs in the future to mitigate foreign exchange losses, but due to the volatility and lack of derivative financial instruments in the countries the Company operates, significant risk from unexpected devaluation of local currencies exist. Foreign exchange transaction losses realized, which are included as a part of the costs of goods sold in the consolidated statements of operations, for fiscal 2000 and fiscal 1999 (including the cost of the NDFs) were $1.3 million and $538,000, respectively. The Company had no foreign exchange transactions prior to fiscal 1999.

The Company is exposed to changes in interest rates on various bank loan facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve would adversely affect the Company's pretax net income (loss) by approximately $575,000.

FINANCIAL STATEMENTS
PRICESMART, INC.
INDEX TO FINANCIAL STATEMENTS






Report of Independent Auditors

Consolidated Balance Sheets as of August 31, 2000 and 1999

Consolidated Statements of Operations for the three years ended
     August 31, 2000

Consolidated Statements of Stockholders' Equity for the three years ended August 31, 2000

Consolidated Statements of Cash Flows for the three years ended
     August 31, 2000

Notes to Consolidated Financial Statements

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
PRICESMART, INC.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with accounting standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2000 in conformity with accounting principles generally accepted in the United States.


                                             /s/ Ernst & Young LLP



San Diego, California
October 30, 2000

PRICESMART, INC.
CONSOLIDATED BALANCE SHEETS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    August 31,
                                                              ----------------------
                                                                 2000         1999
                                                              ---------    ---------
ASSETS
Current assets
     Cash and cash equivalents                                $  24,503    $  14,957
     Marketable securities                                        5,482       17,627
     Receivables, net of allowance for doubtful accounts of
         $41 and $444 in 2000 and 1999, respectively              1,732        4,149
     City notes receivable, current portion                        --          2,500
     Merchandise inventories                                     54,949       25,919
     Prepaid expenses and other current assets                    5,405        2,681
     Properties held for sale                                     1,652        2,126
                                                              ---------    ---------
Total current assets                                             93,723       69,959

     Restricted cash                                             12,698       12,307
     Property and equipment, net                                128,985       48,507
     Goodwill, net                                               19,178         --
     City notes receivable, less current portion                   --         17,006
     Note receivable and other                                    6,816        4,295
                                                              ---------    ---------
TOTAL ASSETS                                                  $ 261,400    $ 152,074
                                                              ---------    ---------
                                                              ---------    ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Bank borrowings                                          $   9,493    $     707
     Accounts payable                                            43,312       24,679
     Accrued salaries and benefits                                3,086        1,760
     Deferred membership income                                   3,892        1,998
     Other accrued expenses                                       5,946        3,369
     Long-term debt, current portion                              8,773         --
                                                              ---------    ---------
Total current liabilities                                        74,502       32,513
Long-term debt                                                   50,532        7,787
                                                              ---------    ---------
Total liabilities                                               125,034       40,300
Minority interest                                                 4,683       17,913
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $.0001 par value, 2,000,000 shares
         authorized, none issued                                   --           --
     Common stock, $.0001 par value, 15,000,000 shares
         authorized, 6,812,485 and 5,991,256 shares
         issued and outstanding in 2000 and 1999,
         respectively                                                 1            1
     Additional paid-in capital                                 148,970      111,483
     Notes receivable from stockholders                          (1,000)        (950)
     Deferred compensation                                         (679)      (1,282)
     Accumulated other comprehensive loss                          (695)        (453)
     Accumulated deficit                                         (6,308)        (864)
     Less: Treasury stock at cost
         555,093 and 907,898 shares
         in 2000 and 1999, respectively                          (8,606)     (14,074)
                                                              ---------    ---------
Total stockholders' equity                                      131,683       93,861
                                                              ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 261,400    $ 152,074
                                                              ---------    ---------
                                                              ---------    ---------

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         Years Ended August 31,
                                                  -----------------------------------
                                                     2000         1999         1998
                                                  ---------    ---------    ---------
REVENUES:
     Sales:
       Net warehouse                              $ 292,013    $  89,184    $  48,287
       Export                                           421        6,773       32,813
     Membership fees and royalties                    8,216        2,008        2,720
     Travel and auto programs                         3,965       10,907       13,368
                                                  ---------    ---------    ---------
TOTAL REVENUES                                      304,615      108,872       97,188

EXPENSES:
     Cost of goods sold:
       Net warehouse                                256,247       78,081       42,616
       Export                                           405        6,557       32,068
     Selling, general and administrative:
       Warehouse operations                          34,133        9,588        5,737
       General and administrative                    18,119       15,469       10,595
       Travel and auto                                1,520        6,964       10,089
     Preopening expenses                              7,681        4,949          433
                                                  ---------    ---------    ---------
TOTAL EXPENSES                                      318,105      121,608      101,538
                                                  ---------    ---------    ---------
OPERATING LOSS                                      (13,490)     (12,736)      (4,350)

OTHER:
     Interest income                                  3,891        5,257        6,152
     Interest expense                                (2,866)        (143)        --
     Other income (expense)                             (61)         452          606
     Gain on sale:
       Travel (related party) and auto                1,133          798         --
       City notes (related party)                     3,948         --           --
       Real estate properties                          --          1,757          926
     Minority interest                                1,882          913         (192)
                                                  ---------    ---------    ---------
TOTAL OTHER                                           7,927        9,034        7,492

Income (loss) before provision for income taxes      (5,563)      (3,702)       3,142
Provision (benefit) for income taxes                   (119)         190          114
                                                  ---------    ---------    ---------
NET INCOME (LOSS)                                 $  (5,444)   $  (3,892)   $   3,028
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------

Earnings (loss) per share:
     Basic                                        $   (1.01)   $   (0.76)   $    0.51
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------
     Diluted                                      $   (1.01)   $   (0.76)   $    0.50
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------

Shares used in per share computation:
     Basic                                            5,386        5,120        5,912
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------
     Diluted                                          5,386        5,120        6,062
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED AUGUST 31, 2000
(AMOUNTS IN THOUSANDS)

                                              Common Stock          Additional        Notes
                                              -------------           paid-in    receivable from     Deferred
                                           Shares       Amount        capital      stockholders    compensation
                                           ------      -------       --------     -------------   -------------
Balance at August 31, 1997                 5,908       $     1      $ 107,171       $   --        $    --

  Issuance of common stock for
      cash and notes receivable               71          --            1,093           (697)          --
  Exercise of stock options                   25          --              214           --             --
  Purchase of treasury stock                --            --             --             --             --
  Stock based compensation                  --            --              395           --             --
  Net Income                                --            --             --             --             --
  Net unrealized gain on
      marketable securities                 --            --             --             --             --

  Comprehensive income                      --            --             --             --             --
                                          -------     --------      ---------       --------      ---------
Balance at August 31, 1998                 6,004             1        108,873           (697)          --
                                          -------     --------      ---------       --------      ---------
  Issuance of common stock for
      cash and notes receivable               16          --              424           (387)          --
  Exercise of stock options                   51          --              585           --             --
  Purchase of treasury stock                --            --             --             --             --
  Cancellation of notes receivable
      from stockholders                       (4)         --              (65)           126           --
  Payment on notes receivable
      from stockholder                      --            --             --                8           --
  Deferred compensation related
      to grant of stock options             --            --            2,355           --           (2,355)
  Amortization of deferred
      compensation                          --            --             --             --            1,073
  Compensation expense related to
      the issuance of common stock          --            --              485           --             --
  Retirement of common
      stock held in treasury                 (76)         --           (1,174)          --             --
  Net loss                                  --            --             --             --             --
  Net unrealized loss on
      marketable securities                               --             --             --             --
  Translation adjustment                    --            --             --             --             --

  Comprehensive loss                        --            --             --             --             --
                                          -------     --------      ---------       --------      ---------
Balance at August 31, 1999                 5,991             1        111,483           (950)        (1,282)
                                          -------     --------      ---------       --------      ---------
  Issuance of common stock for
      cash and notes receivable             --            --               92           (150)          --
  Exercise of stock options                  142          --            1,616           --             --
  Issuance of stock in exchange for
      minority interest                      680          --           35,779           --             --
  Amortization of deferred compensation     --            --             --             --              603
  Payment on notes receivable from
      stockholders                          --            --             --              100           --
  Net loss                                  --            --             --             --             --
  Net unrealized gain on
      marketable securities                 --            --             --             --             --
  Translation adjustment                    --            --             --             --             --

  Comprehensive loss                        --            --             --             --             --
                                          -------     --------      ---------       --------      ---------
Balance at August 31, 2000                 6,813      $      1      $ 148,970       $ (1,000)     $    (679)
                                          -------     --------      ---------       --------      ---------
                                          -------     --------      ---------       --------      ---------

See accompanying notes.

                                                                               Less
                                          Other                            Treasury Stock
                                      Comprehensive     Retained               at cost                Total
                                          income        earnings        ---------------------      stockholders'
                                          (loss)        (deficit)       Shares          Amount        equity
                                        ----------      --------        -------        -------       ---------
Balance at August 31, 1997                $ --          $  --             --         $   --        $ 107,172

  Issuance of common stock for
      cash and notes receivable             --             --             --             --              396
  Exercise of stock options                 --             --             --             --              214
  Purchase of treasury stock                --             --              550         (8,643)        (8,643)
  Stock based compensation                  --             --             --             --              395
  Net Income                                --            3,028           --             --            3,028
  Net unrealized gain on
      marketable securities                  519           --             --             --              519
                                                                                                   ---------
  Comprehensive income                      --             --             --             --            3,547
                                          -------       --------       ---------     --------      ---------
Balance at August 31, 1998                   519          3,028            550         (8,643)       103,081
                                          -------       --------       ---------     --------      ---------
  Issuance of common stock for
      cash and notes receivable             --             --             --             --               37
  Exercise of stock options                 --             --             --             --              585
  Purchase of treasury stock                --             --              434         (6,605)        (6,605)
  Cancellation of notes receivable
      from stockholders                     --             --             --             --               61
  Payment on notes receivable
      from stockholder                      --             --             --             --                8
  Deferred compensation related
      to grant of stock options             --             --             --             --             --
  Amortization of deferred
      compensation                          --             --             --             --            1,073
  Compensation expense related to
      the issuance of common stock          --             --             --             --              485
  Retirement of common
      stock held in treasury                --             --              (76)         1,174           --
  Net loss                                  --           (3,892)          --             --           (3,892)
  Net unrealized loss on marketable
      securities                            (727)          --             --             --             (727)
  Translation adjustment                    (245)          --             --             --             (245)
                                                                                                   ---------
  Comprehensive loss                        --             --             --             --           (4,864)
                                          -------       --------       ---------     --------      ---------
Balance at August 31, 1999                  (453)          (864)           908        (14,074)        93,861
                                          -------       --------       ---------     --------      ---------
  Issuance of common stock for
      cash and notes receivable             --             --               (4)            58           --
  Exercise of stock options                 --             --              (17)           265          1,881
  Issuance of stock in exchange for
      minority interest                     --             --             (332)         5,145         40,924
  Amortization of deferred compensation     --             --             --             --              603
  Payment on notes receivable from
      stockholders                          --             --             --             --              100
  Net loss                                  --           (5,444)          --             --           (5,444)
  Net unrealized gain on
      marketable securities                  146           --             --             --              146
  Translation adjustment                    (388)          --             --             --             (388)
                                                                                                   ---------
  Comprehensive loss                                                                                  (5,686)
                                         -------        --------       ---------     --------      ---------
Balance at August 31, 2000               $  (695)       $(6,308)           555       $ (8,606)     $ 131,683
                                         -------        --------       ---------     --------      ---------
                                         -------        --------       ---------     --------      ---------

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)

                                                                                           Years Ended August 31,
                                                                                 ---------------------------------------
                                                                                    2000          1999           1998
                                                                                   ------        -----          ------
OPERATING ACTIVITIES
Net income (loss)                                                                $ (5,444)     $ (3,892)     $  3,028
Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
   Depreciation                                                                     4,610         1,622         1,409
   Goodwill amortization                                                              223          --            --
   Allowance for doubtful accounts                                                   (443)           30          (586)
   Gain on sale of City Notes (related party)                                      (3,948)         --            --
   Gain on sale of travel program (related party)                                  (1,133)         --            --
   Net loss on disposition of property and equipment                                 --            --             111
   Income tax charge (benefit)                                                       (119)          190           114
   Minority interest                                                               (1,882)       (1,096)          192
   Compensation expense recognized for stock options                                  603         1,558           395
   Change in operating assets and liabilities
        Restricted cash                                                            (2,503)       (7,191)       (3,004)
        Accounts receivable and other assets                                      (28,729)      (18,778)       (5,140)
        Accounts payable and other liabilities                                     24,883        19,721        (1,104)
        Other                                                                         146          (137)          (44)
                                                                                 ---------      --------      --------
Net cash flows used in operating activities                                       (13,736)       (7,973)       (4,629)

INVESTING ACTIVITIES
   Purchase of marketable securities                                                 --         (44,638)      (86,378)
   Sale of marketable securities                                                   12,145        82,417        30,801
   Additions to property and equipment                                            (79,101)      (37,156)       (5,094)
   Notes receivable, net                                                           (2,597)        2,027         1,780
   Proceeds from sale of City Notes (related party)                                22,534          --            --
   Proceeds from sale of travel business (related party)                            1,500          --            --
   Proceeds from sale of properties                                                   440         2,760        15,027
                                                                                 ---------      --------      --------
Net cash flows provided by (used in) investing activities                         (45,079)        5,410       (43,864)

FINANCING ACTIVITIES
   Proceeds from bank borrowings                                                   62,653         8,912         3,782
   Repayment of bank borrowings                                                    (2,350)       (4,200)         --
   Contributions by minority interest shareholders                                  6,465        14,547          --
   Distributions to minority shareholders                                            --          (1,029)         --
   Proceeds from exercise of stock options                                          1,881           585           214
   Issuance of common stock                                                          --              37           396
   Payment on notes receivable from stockholders                                      100             8          --
   Purchase of treasury stock                                                        --          (6,605)       (8,643)
   Other                                                                             --            (129)         --
                                                                                 ---------      --------      --------
Net cash flows provided by financing activities                                    68,749        12,126        (4,251)

Effect of exchange rate changes on cash and cash equivalents                         (388)         (245)         --
                                                                                 ---------      --------      --------
Net increase (decrease) in cash and cash equivalents                                9,546         9,318       (52,744)

Cash and cash equivalents at beginning of year                                     14,957         5,639        58,383

Cash and cash equivalents at end of year                                         $ 24,503      $ 14,957      $  5,639
                                                                                 ---------      --------      --------
                                                                                 ---------      --------      --------
Supplemental disclosure of cash flow information
   Cash paid during the period for:
       Interest, net of amounts capitalized                                      $  2,324      $    143      $   --
       Income taxes                                                              $    677      $    129      $     21

See accompanying notes.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - COMPANY OVERVIEW

PriceSmart, Inc.'s ("PriceSmart" or the "Company") business consists of international membership shopping stores similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2000, the Company had sixteen warehouse stores in operation (four in Panama, three in Costa Rica, two each in the Dominican Republic, El Salvador, Honduras, and Guatemala and one in Trinidad) of which the Company owns at least a majority interest. The Company increased its ownership from 51% to 100% in the operations in Panama on March 27, 2000 and increased its ownership from 60% to 100% in the operations in Costa Rica, Dominican Republic, El Salvador and Honduras on July 7, 2000 (see Note 13). In addition, there were six warehouse stores in operation (five in China and one in Saipan) licensed to and operated by local business people as of August 31, 2000. Additionally, until March 1, 2000, the Company operated a domestic travel program (see Note 9) and until April 1, 1999, the Company operated a domestic auto referral business (see Note 9).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the assets, liabilities and results of operations of the Company's majority and wholly owned subsidiaries as listed below. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                                     Ownership        Basis of Presentation
                                                   -------------    -------------------------
Ventures Services, Inc.                                 100.0%         Consolidated
PriceSmart Panama (see Note 13)                         100.0%         Consolidated
PriceSmart US Virgin Islands                            100.0%         Consolidated
PriceSmart Guatemala                                     66.0%         Consolidated
PriceSmart Trinidad                                      62.5%         Consolidated
PriceSmart Aruba                                         60.0%         Consolidated
PriceSmart Barbados                                      60.0%         Consolidated
PriceSmart Philippines                                   60.0%         Consolidated
PSMT Caribe, Inc. (see Note 13):
     Costa Rica                                         100.0%         Consolidated
     Dominican Republic                                 100.0%         Consolidated
     El Salvador                                        100.0%         Consolidated
     Honduras                                           100.0%         Consolidated

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

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

         Building and improvements          10-25 years
         Fixtures and equipment             3-15 years

LONG-LIVED ASSETS

Long-lived assets are being amortized on a straight-line basis over the periods that expected economic benefits will be provided. Management estimates such periods of economic benefits based on undiscounted cash flows, profitability projections and the ability of the business to perform within those projections. The Company periodically reviews long-lived assets, including those assets that are anticipated of being disposed of. No such indicators of impairment were present in the fiscal years presented.

REVENUE RECOGNITION

The Company recognizes sales revenue when title passes to the customer. Membership fee income represents annual membership fees paid by the Company's warehouse members, which are recognized over the 12-month term of the membership.

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

FOREIGN CURRENCY TRANSLATION

In accordance with SFAS No. 52 "Foreign Currency Translation", the assets and liabilities of the Company's foreign operations are translated to U.S. dollars using the exchange rates at balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated comprehensive income.

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

BUSINESS COMBINATIONS

For business combinations accounted for under the purchase method of accounting, the Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the acquired business are recorded at their fair value at the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired is included in goodwill in the accompanying consolidated balance sheets, and is being amortized over a 20 year period.

ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new Statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. Management does not believe the impact of Statement No. 133 will be material to the results of operations or financial position of the Company.

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44 ("FIN 44"), Accounting of Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 ("APB 25"). FIN 44 clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. Management believes that the impact of FIN 44 will not have a material effect on the financial position or results of operations of the Company.

RECLASSIFICATIONS

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

                                                                  August 31,
                                                       ------------------------------
                                                           2000              1999
                                                       ------------      ------------
PROPERTY AND EQUIPMENT:
     Land                                              $     29,779      $      8,709
     Building and improvements                               61,649            20,413
     Fixtures and equipment                                  40,299            16,724
     Construction in progress                                 5,712             7,124
                                                       ------------      ------------
                                                            137,439            52,970
     Less: accumulated depreciation                          (8,454)           (4,463)
                                                       ------------      ------------
              Property and equipment, net              $    128,985      $     48,507
                                                       ============      ============

Building includes capitalized interest of $891,000 and none as of August 31, 2000 and 1999, respectively.

NOTE 4 - EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average shares outstanding in the period. Diluted earnings (loss) per share is computed based on the weighted average shares outstanding in the period and the effect of dilutive securities (options) except where their inclusion is antidilutive (amounts in thousands, except share data):

                                                              Years Ended August 31,
                                                     ---------------------------------------------
                                                        2000             1999              1998
                                                     ----------       ----------        ----------
Net income (loss) used for basic and
    diluted computation                              $    (5,444)     $    (3,892)      $     3,028
                                                     -----------      -----------       -----------
                                                     -----------      -----------       -----------
Weighted average number of common
    shares outstanding                                 5,386,129        5,119,911         5,912,375

Add:
    Assumed exercise of common
    stock option equivalents                                  -                 -           150,085
                                                     -----------      -----------       -----------
Adjusted shares outstanding used for
    diluted computation                                5,386,129        5,119,911         6,062,460
                                                     -----------      -----------       -----------
                                                     -----------      -----------       -----------


Earnings (loss) per share:
    Basic                                            $     (1.01)     $     (0.76)      $      0.51
                                                     -----------      -----------       -----------
                                                     -----------      -----------       -----------
    Diluted                                          $     (1.01)     $     (0.76)      $      0.50
                                                     -----------      -----------       -----------
                                                     -----------      -----------       -----------

NOTE 5 - MARKETABLE SECURITIES

The following is a summary of marketable securities classified as available-for-sale as of August 31, 2000 and 1999 (in thousands):


                                                              Gross          Gross       Estimated
                                             Amortized     Unrealized      Unrealized      Fair
                                               Cost           Gains          Losses       Values
                                            ----------    ------------    ------------  ------------
2000
     Commercial company bonds               $    5,544    $       -       $        (62) $   5,482

1999
     Asset backed bonds                     $    3,570    $       -       $        (44) $    3,526
     Commercial company bonds                   14,265            -               (164)     14,101
                                            ----------     ------------   ------------  ------------
     Total                                  $   17,835    $       -       $       (208) $   17,627
                                            ----------     ------------   ------------  ------------


The fair value of the marketable securities is based on quoted market prices for the same or similar type issues. For fiscal 2000, gross realized losses were $104,000. For fiscal 1999, gross realized gains were $2.4 million and gross realized losses were $1.5 million, netting to a realized gain of $959,000.

As of August 31, 2000, the average maturity of outstanding marketable securities was nine months.

NOTE 6 - RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Employees become eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee's one-year anniversary date. Retirement contributions, if any, are based on a discretionary amount determined by the Board of Directors and are allocated to each participant based on the relative compensation of the participant, subject to certain limitations. The Company makes a matching 401(k) contribution equal to 50% of the participant's contribution up to an annual maximum matching contribution of $250. Profit sharing contributions were approximately $321,000, $361,000 and $363,000 for fiscal 2000, 1999 and 1998, respectively. Employer contributions to the 401(k) plan were approximately $25,000, $27,000 and $26,000 during fiscal 2000, 1999 and 1998, respectively.

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

In January 1999, the Company adopted the 1998 Equity Participation Plan (the "Equity Plan") for the benefit of its eligible employees, consultants and independent directors. The Equity Plan authorizes 700,000 shares of the Company's common stock for issuance. Options issued under the Equity Plan typically vest over five years and expire in six years. The Equity Plan also allows the Company to make loans to participants for the purchase of shares. As of August 31, 2000, outstanding loans were approximately $1.0 million. The loans are with full recourse and interest is payable semi-monthly between 5.85% and 6.00% with the principal due in six years.

Total stock option activity relating to the 1997 Plan and Equity Plan was as follows:


                                                                             Weighted
                                                                             Average
                                                      Shares               Exercise Price
                                                  ------------             --------------
         Balance at August 31, 1997                          -                $      -
         Granted                                       734,500                   13.39
         Exercised                                     (24,801)                   8.63
         Cancelled                                     (75,963)                  10.40
                                                  -------------             ----------
         Balance at August 31, 1998                    633,736                $  13.94
         Granted                                       729,185                   19.45
         Exercised                                     (51,253)                  11.43
         Cancelled                                    (116,867)                  15.17
                                                  -------------             ----------
         Balance at August 31, 1999                  1,194,801                $  17.29
         Granted                                       111,900                   38.17
         Exercised                                    (158,891)                  12.13
         Cancelled                                    (114,429)                  20.97
                                                  -------------             ----------
         Balance at August 31, 2000                  1,033,381                $  19.94


As of August 31, 2000 options to purchase 380,338 shares were exercisable and 1,078,791 shares of common stock were reserved for future issuance. The following table summarizes information about stock options outstanding at August 31, 2000:


                      Outstanding     Weighted-Average       Weighted-         Exercisable      Weighted-
    Range of             as of            Remaining           Average             as of          Average
 Exercise Prices        8/31/00       Contractual Life     Exercise Price         8/31/00     Exercise Price
------------------    -----------     ----------------     --------------      ------------   --------------
$  8.25 - $12.38         105,834             1.4             $    8.98            104,524       $  8.94
  12.38 -   16.50        453,472             3.9                 15.63            163,330         15.59
  16.50 -   20.63        260,677             3.5                 17.67             90,407         17.55
  33.00 -   37.13         24,285             4.8                 35.04                 64         35.00
  37.13 -   41.25        189,113             5.2                 38.48             22,013         37.81
------------------    -----------     ----------------     --------------      ----------     ---------
$  8.25 - $41.25       1,033,381             3.8             $   20.09            380,338       $ 15.52

The weighted-average fair value of the stock options granted during fiscal 2000 and 1999 were $18.08 and $13.16, respectively.

The Company recorded deferred compensation of $2.4 million in connection with the grants of certain stock options to employees during fiscal 1999. A total of 552,291 options were issued at a price lower than market on date of grant. On date of grant the market price was $20.25 while 81,250 options were issued with an exercise price of $16.25, 446,041 options were issued with an exercise price of $15.50 and 25,000 options were issued with an exercise price of $14.75. The deferred compensation is being amortized ratably over the vesting period of the respective options.

Pro forma information regarding net income (loss) is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value of each option grant is estimated on the date of grant using the "Black-Scholes" option-pricing model with the following weighted average assumptions used for grants in fiscal 2000, 1999, and 1998:


                                            2000              1999             1998
                                          -------           -------          -------
         Risk free interest rate          6%                6%               6%
         Expected life                    6 years           6 years          3 years
         Expected volatility              42.6%             42.7%            31.5%
         Expected dividend  yield         0%                0%               0%

For the purpose of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended August 31, 2000, 1999 and 1998 were as follows (in thousands):

                                            2000              1999             1998
                                          -------           -------          -------
         Pro forma net income (loss)      $(6,715)          $(5,072)         $ 2,558
         Pro forma earnings (loss)
          per share diluted               $ (1.13)          $ (0.99)         $  0.42


The pro forma effect on net loss for 2000 and 1999 and on net income for 1998 is not likely to be representative of the pro forma effect on reported earnings in future years.

NOTE 8 - CITY NOTES RECEIVABLE

The City Notes, with interest rates ranging from 8% to 10%, represent amounts loaned to U.S. municipalities and agencies to facilitate real property acquisition and improvements. Repayment of the majority of these notes is generally based on that municipality's allocation of sales tax revenues generated by retail businesses located on the particular property associated with such City Note. City Note repayments are calculated in accordance with specific revenue sharing agreements, and, under the terms of most City Notes, the unpaid balance of the note is forgiven on its maturity date. Interest income is recognized based upon the stated interest rates and amounted to $948,000, $1.7 million and $1.9 million for the years ended August 31, 2000, 1999 and 1998, respectively. The City Notes were sold in April 2000 (see Note 9).

NOTE 9 - SALE OF ASSETS

On April 5, 2000, the Company sold its City Notes for $22.5 million to the Price Family Charitable Trust ("Trust"), a California trust (see Note 16). The Company recognized a gain of approximately $3.9 million arising from this transaction.

On March 1, 2000, the Company sold its travel program for $1.5 million to Club-4U, Inc. (see Note 16) under an asset purchase agreement ("purchase agreement"). Under the purchase agreement, Club-4U, Inc. acquired the assets primarily used in connection with the travel program, subject to liabilities under the travel program existing contracts, resulting in a gain of approximately $1.1 million.

In August 1998, the Company entered into an agreement to sell its auto referral business effective November 1, 1999. On March 29, 1999, the Company entered into an amendment to the purchase agreement to change the closing date of the sale to April 1, 1999. The Company operated the auto referral business through March 31, 1999. The sale resulted in a net gain of approximately $798,000.

NOTE 10 - PROPERTY HELD FOR SALE

Property held for sale primarily includes improved and unimproved land, which the Company expects to dispose of in the next twelve months. Property held for sale totaled $1.7 and $2.1 million as of August 31, 2000 and 1999, respectively.

As the properties are held for sale, the net results of the real estate operations are included in other income (expense) on the consolidated statements of operations, and totaled $1.3 million and $1.5 million during fiscal 1999 and 1998, respectively. The results for fiscal 2000 were not material.

NOTE 11 - FOREIGN CURRENCY INSTRUMENTS

PriceSmart transacts business primarily in various Central American foreign currencies. The Company has established natural hedging programs to manage reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, and at times enters into forward currency exchange contracts. These contracts are generally for short durations of six months or less and are insignificant to the Company's operations or financial position. As of August 31, 2000, the Company had no currency forward contracts outstanding. As of August 31, 1999, the Company had $4.5 million notional contracts outstanding, which are not reflected on the balance sheet. If the exchange contracts were recorded based on their fair values, the effect on net loss for fiscal 1999 would not have been material.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company is committed under eight non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2001 and 2021. Rental expense charged to operations under operating leases totaled approximately $2.2 million, $1.4 million, and $580,000 for fiscal years 2000, 1999, and 1998, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):


                  Fiscal Year                        Amount
                  --------------                     -----------
                  2001                               $    3,674
                  2002                                    3,869
                  2003                                    3,966
                  2004                                    4,019
                  2005                                    4,019
                  Thereafter                             59,933
                                                     -----------
                  Total                              $   79,480
                                                     -----------
                                                     -----------

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

NOTE 13 - ACQUISITION OF MINORITY INTERESTS

In March 2000, the Company entered into an agreement to acquire the remaining interest in the PriceSmart Panama majority owned subsidiary, which previously had been 51% owned by the Company and 49% owned by BB&M International Trading Group ("BB&M"), whose principals are several Panamanian businessmen, including Rafael

Barcenas, a director of PriceSmart (see Note 16). In exchange for BB&M's 49% interest, PriceSmart issued to BB&M's principals 306,748 shares of PriceSmart common stock. As a result of this acquisition, PriceSmart, Inc. has increased its guarantee for the outstanding loans related to the Panama operations to 100%.

In July 2000, the Company acquired the 40% interest in PSMT Caribe, Inc. not held by the Company. PSMT Caribe is the holding company formed by PriceSmart and PSC, S.A. (a Panamanian company with shareholders representing five Central American and Caribbean countries) to hold their respective interests in the PriceSmart membership warehouse clubs operating in Costa Rica, El Salvador, Honduras and the Dominican Republic. As consideration for the acquisition of the 40% interest, PriceSmart issued to PSC, S.A. 679,500 shares of PriceSmart common stock, half of which are restricted from sale for one year. As a result of this acquisition, PriceSmart, Inc. has increased its guarantee for the outstanding loans related to the warehouses operating in Costa Rica, El Salvador, Honduras and the Dominican Republic to 100%.

Results from operations of the acquired minority interests have been included, based on sole ownership, in the financial results of the Company from the closing date of the transactions, which occurred on March 27, 2000 and July 7, 2000 for Panama and PSMT Caribe, Inc., respectively.

The acquisitions were accounted for as purchases under Accounting Principles Board Opinion No. 16 (APB No. 16). In accordance with APB No. 16, the Company allocated the purchase prices of the acquisitions based on the fair value of the assets acquired. The excess of the purchase price over the fair value of assets acquired was $19.4 million and is reflected in goodwill, net of accumulated amortization of $223,000, in the accompanying consolidated balance sheets and is being amortized on a straight-line basis over a period of 20 years.

The components of the purchase prices and allocations for the acquisitions are as follows (in thousands):

                                                                         PSMT
                                                   Panama             Caribe, Inc.            Total
                                                 ------------        --------------        -----------
Consideration and acquisition costs:
     Issuance of common stock                      $12,914              $27,010              $39,924
     Acquisition costs                                  35                  155                  190
                                                   -------              -------              -------
                  Total                            $12,949              $27,165              $40,114
                                                   -------              -------              -------
                                                   -------              -------              -------

Allocation of purchase price:
     Land                                          $   806              $ 3,093              $ 3,899
     Minority interest                               6,234               10,580               16,814


     Goodwill                                        5,909               13,492               19,401
                                                   -------              -------              -------
                  Total                            $12,949              $27,165              $40,114
                                                   -------              -------              -------
                                                   -------              -------              -------

In connection with the acquisition of PSMT Caribe, Inc., the Company recorded the fair value of land based on preliminary independent appraisals. Upon receipt of the final independent appraisals related to land, the Company will adjust the purchase price allocation accordingly. Management does not believe that the final purchase price allocation will produce materially different results than those reflected herein.

The following unaudited pro forma data summarizes the results of operations for the periods presented as if the acquisitions of minority interests had been completed as of September 1, 1998. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of the periods presented or that may be obtained in the future (in thousands, except per share data).

                                                      2000             1999
                                                     -------          -------
Total revenue                                        $304,615        $108,872
Operating loss                                        (13,490)        (12,736)
                                                     --------        --------
Net loss                                             $ (7,195)       $ (4,341)
                                                     --------        --------
                                                     --------        --------
Basic loss per share                                 $  (1.13)       $  (0.71)
                                                     --------        --------
                                                     --------        --------
Diluted loss per share                               $  (1.13)       $  (0.71)
                                                     --------        --------
                                                     --------        --------

NOTE 14 - INCOME TAXES

Significant components of the income tax provision (benefit) are as follows (in thousands):

                                                        Years Ended August 31,
                                          -------------------------------------------------
                                            2000                 1999                 1998
                                          -------              -------              -------
             Current:
                  Foreign                 $  (119)             $   190              $   114
                                          -------              -------              -------
             Total provision (benefit)    $  (119)             $   190              $   114
                                          -------              -------              -------
                                          -------              -------              -------

The reconciliation of income tax computed at the Federal statutory tax rate to the provision (benefit) for income taxes is as follows (in thousands):

                                                             2000              1999             1998
                                                           -------           -------          -------

Federal taxes at statutory rates                           $(1,891)          $(1,259)         $ 1,068
State taxes, net of Federal benefit                           (334)             (222)             188
Tax losses (income) of majority owned subsidiaries             319               650             (130)
Increase (decrease) in valuation allowance
      for deferred tax assets                                2,372               918           (1,027)
All other, net                                                (585)              103               15
                                                           --------          --------         --------
      Total provision (benefit)                            $  (119)          $   190          $   114
                                                           --------          --------         --------
                                                           --------          --------         --------


Significant components of the Company's tax assets as of August 31, 2000, and 1999 are shown below. A valuation allowance of $27.3 million at August 31, 2000, has been recognized to offset the deferred tax assets as realization of such assets, is uncertain (in thousands).

                                                                                  August 31,
                                                                       -------------------------------
                                                                          2000                  1999
                                                                       ---------             ---------
Deferred tax assets:
                Net operating loss carryforward                        $ 16,185              $ 11,198
                Capital loss carryforward                                10,137                     -
                City notes receivable                                         -                11,710
                International                                               119                   112
                Deferred compensation                                       668                   427
                All other, net                                              507                 1,678
                                                                      ----------            ----------
                Total deferred tax assets                                27,616                25,125

Deferred tax liabilities:
                Unrealized gains on marketable securities                  (207)                 (207)
                                                                      ----------            ----------
                Total deferred tax liabilities                             (207)                 (207)

Valuation allowance                                                     (27,290)              (24,918)
                                                                      ----------            ----------
Net deferred tax assets                                               $     119             $       -
                                                                      ----------            ----------
                                                                      ----------            ----------

As of August 31, 2000, the Company has Federal and state net operating loss carry-forwards of approximately $42.7 million and $19.1 million, respectively. The Federal and state tax loss carry forwards will begin expiring in 2010 and 2001, respectively, unless previously utilized. In addition, the Company incurred a Federal and state capital loss on the sale of the City Notes in fiscal 2000 totaling $25.4 million. The associated tax loss carryforward will expire in 2006.

Pursuant to Section 382 of the Internal Revenue Code, annual use of $11.8 million of the Company's net operating loss carry forwards will be limited because of cumulative changes in ownership of more than 50% which occurred during 1995. However, the Company does not believe such change will have a material impact upon utilization of these carry forwards.

NOTE 15 - DEBT

As of August 31, 2000, the Company had $9.5 million outstanding in short-term bank borrowings as follows:

In January 2000, the Company, through its Dominican Republic subsidiary, entered into two separate line of credit facilities of $2.0 million each, both of which were due in six months and then subsequently renewed. Interest on both facilities is payable monthly based on six-month LIBOR plus 4.25% (11.08% at August 31, 2000).

In May 2000, the Company, through its joint venture arrangement in Guatemala entered into a letter of credit for approximately $1.0 million, which is due in six months. Interest is payable monthly at 10% per annum. In June 2000, the Company, through its joint venture arrangement in Guatemala entered into a letter of credit for approximately $975,000, which is due in six months. Interest is payable monthly at 10% per annum.

In June 2000, the Company, through its Honduras subsidiary, entered into a line of credit facility of $2.5 million, which is due in six months. Interest is payable monthly at 12.5% per annum.

In July 2000, the Company, through its El Salvador subsidiary, entered into a line of credit facility of $1.0 million, which is due in six months. Interest on the facility is 12.5% annually and is payable monthly.

As of August 31, 2000, the full amounts were drawn for each of the facilities listed above. Each of the facilities is secured by certain assets of the respective subsidiary and $6.5 million of the total are guaranteed by the Company as of August 31, 2000.

In January 2000, the Company established an $8.0 million revolving line of credit. As of August 31, 2000, the Company had full availability under the revolving line of credit. Subsequent to August 31, 2000, the Company cancelled its $8.0 million line of credit, and entered into a new line of credit for $10 million, which expires in July 2002. Interest is based on the 30-day dealer commercial paper rate plus 1.65% (8.12% at August 31, 2000) and is payable monthly.

As of August 31, 1999, the Company, through its wholly owned subsidiary PSMT Caribe, Inc. entered into a short-term bank loan with a principal amount of $707,000 and an annual interest rate of 13% which was repaid in October 1999.

Long-term debt at August 31, consist of the following (amounts in thousands):

                                                                       2000             1999
                                                                     -------          -------
10.83%   Note due October 2004 (six-month LIBOR + 4.0%)               $ 5,255           $   -
11.50%   Note due June 2005 (prime + 2.0%)                              3,900               -
10.83%   Note due May 2005 (six-month LIBOR + 5.4%)                     5,900               -
14.00%   Note due May 2002                                              3,750           3,750
11.25%   Note due August 2003                                           3,750               -
11.50%   Note due upon demand                                           3,750               -
10.68%   Note due December 2004 (three-month LIBOR + 4.0%)              4,560               -
11.81%   Note due February 2005 (three-month LIBOR + 5.125%)            3,360               -
11.18%   Note due November 2005 (three-month LIBOR + 4.5%)              7,000               -
12.00%   Note due February 2005                                         3,780               -
10.68%   Note due June 2007 (three-month LIBOR + 4.0%)                  3,000               -
 7.95%   Note due October 2005 (converted to three-month
           LIBOR + 1.75% effective October 2000)                       11,300               -
14.00%   Note due December 2001                                             -           4,037
                                                                      -------          ------
              Total                                                    59,305           7,787
              Less: current portion                                     8,773               -
                                                                      -------          ------
              Long-term debt                                          $50,532          $7,787
                                                                      =======          ======

All of the notes are collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company, except for approximately $11.3 million and $7.8 million at August 31, 2000 and 1999, respectively, which are secured by a collateral deposit for the same amount and is included in restricted cash on the consolidated balance sheets. In addition, $3.0 million was available for advance on one note as of August 31, 2000.

Annual maturities of long-term debt during the next five years are as follows (amounts in thousands):

             Fiscal Year Ended                         Annual
               August 31,                             Maturity
         ---------------------                       ------------
                   2001                              $  8,773
                   2002                                 8,961
                   2003                                 8,961
                   2004                                 8,961
                   2005                                11,541
                   Thereafter                          12,108

The Company has agreed to observe certain covenants under the terms of each of its note agreements which include, among others, debt service ratio, interest coverage ratio and leverage ratios.

NOTE 16 - RELATED PARTY TRANSACTIONS

In April 2000 the Company sold its City Notes to the Price Family Charitable Trust ("Trust"), a California trust (see Note 9). Mr. Sol Price (a principal stockholder of PriceSmart, Inc.) and Mr. Robert Price (a principal stockholder and Chairman of the Board of PriceSmart, Inc.) are trustee and successor trustee, respectively, of the Trust. The Company secured an independent appraisal and marketed the City Notes through a third-party brokerage firm before selling the City Notes to the Trust.

In March 2000 the Company sold its travel program to Club-4U, Inc. (see Note 9). Club-4U, Inc. is owned by Mr. Sol Price (a principal stockholder of the Company) and its directors include Mr. James Cahill and Mr. Murray Galinson, who are also directors of the Company.

Mr. Edgar Zurcher is a director of the Company and has also been a director and officer of PSMT Caribe, Inc., a subsidiary of the Company. Mr. Zurcher is also the managing partner of the law firm Zurcher, Montoya and Zurcher, in Costa Rica, which the Company has utilized in legal matters. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company. Additionally, Mr. Zurcher is a director of Banco Promerica (El Salvador), which entered into a $1 million short-term credit facility with the Company during the year that is due in January 2001. Mr. Zurcher is also a director of a pasta company from which the Company purchased approximately $227,000 of product during fiscal 2000.

Mr. Rafael Barcenas is a director of the Company and is also Vice President of Boyd, Barcenas, S.A., an advertising firm in Panama, to which the Company paid approximately $187,000 for services rendered during fiscal 2000.

In March 2000, the Company acquired sole ownership of the PriceSmart Panama business, which previously has been 51% owned by the Company and 49% owned by BB&M International Trading Group ("BB&M"), whose principals are several Panamanian businessmen, including Rafael Barcenas, a director of PriceSmart. In return for BB&M's 49% interest, PriceSmart conveyed to BB&M's principals 306,748 shares of PriceSmart common stock.

In January 2000, the Company sold a five percent interest in PSMT
Trinidad/Tobago Limited ("PSMT Trinidad"), which operates the Company's Trinidad and Tobago business, to Mr. Barcenas for $400,000. Mr. Barcenas subsequently transferred one-half of his interest in PSMT Trinidad to another individual.

NOTE 17 - SEGMENTS

The Company, through sole or majority ownership, is principally engaged in international membership shopping stores operating primarily in Central America and Caribbean (see Note 1) at the end of fiscal 2000. The Company has identified segments based on geographic area. All intercompany transactions between segments have been eliminated. Certain operating costs are incurred at the Company's corporate headquarters and are not allocated to the segment operating income (loss) presented below (in thousands).

                                                      Years Ended August 31,
                                         ------------------------------------------------
                                             2000              1999              1998
                                         ------------      ------------      ------------
         Revenues:
           United States                 $      5,169      $     18,933      $     47,709
           Central America/Caribbean          299,446            89,939            49,479
                                         ------------      ------------      ------------
                                         $    304,615      $    108,872      $     97,188
                                         ------------      ------------      ------------
         Operating income (loss):
           United States                 $    (14,874)     $     (9,684)     $     (4,741)
           Central America/Caribbean            1,384            (3,052)              391
                                         ------------      ------------      ------------
                                         $    (13,490)     $    (12,736)     $     (4,350)
                                         ------------      ------------      ------------
         Identifiable Assets:
           United States                 $     54,608      $     52,787      $    103,778
           Central America/Caribbean          206,792            99,287            20,798
                                         ------------      ------------      ------------
                                         $    261,400      $    152,074      $    124,576
                                         ------------      ------------      ------------
                                         ------------      ------------      ------------

PRICESMART, INC.
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock has been quoted and traded on the NASDAQ National market under the symbol "PSMT" since September 2, 1997. As of November 10, 2000, there were approximately 462 holders of record of the common stock.

-------------------------------------------------------------------------------

                                                     Dates                       Stock Price
                                              ------------------           --------------------
                                               From         To              High         Low
                                              ------     -------           -------     --------
              1999 CALENDAR QUARTERS
              First Quarter                    9/1/98    11/30/98          $17.500     $14.125
              Second Quarter                  12/1/98     2/28/99           23.000      15.625
              Third Quarter                    3/1/99     5/31/99           28.625      18.000
              Fourth Quarter                   6/1/99     8/31/99           46.125      24.500

              2000 CALENDAR QUARTERS
              First Quarter                    9/1/99    11/30/99           42.750      34.500
              Second Quarter                  12/1/99     2/29/00           48.125      37.375
              Third Quarter                    3/1/00     5/31/00           49.250      32.688
              Fourth Quarter                   6/1/00     8/31/00           44.000      35.250

              2001 CALENDAR QUARTERS
              First Quarter                    9/1/00    11/10/00           38.938      33.063

-------------------------------------------------------------------------------
The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

DIRECTORS

The table below indicates the name, position with the Company and age of each director:

NAME                        POSITION WITH THE COMPANY                            AGE
Robert E. Price             Chairman of the Board                                58
Gilbert A. Partida          President, Chief Executive Officer and Director      38
Rafael E. Barcenas          Director                                             56
James F. Cahill             Director                                             45
Murray L. Galinson          Director                                             63
Katherine L. Hensley        Director                                             63
Leon C. Janks               Director                                             51
Lawrence B. Krause          Director                                             70
Jack McGrory                Director                                             51
Edgar A. Zurcher            Director                                             50

ROBERT E. PRICE has been Chairman of the Board of the Company since July 1994 and served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Mr. Price also served as Chairman of the Board of Price Enterprises, Inc. ("PEI") from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. ("Costco") from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company ("TPC"). Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

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

RAFAEL E. BARCENAS has been a director of the Company since April 1998. Mr. Barcenas has also been a director and officer of PriceSmart Panama, S.A. (formerly known as PriceCostco de Panama, S.A.), and PriceSmart Real Estate, S.A. (formerly known as PB Real Estate, S.A.), which are subsidiaries of the Company, since their formation in September 1995 and July 1997, respectively. Additionally, Mr. Barcenas has been a principal of BB&M International Trading Group, a Panamanian company (which previously owned 49% of both PriceCostco de Panama, S.A. and P. B. Real Estate, S.A.) from March 1995 until March 2000. Mr. Barcenas also has been Vice President of Boyd, Barcenas, S.A., the largest advertising agency in Panama, since April 1971.

JAMES F. CAHILL has been a director of the Company since November 1999 and has served as a director of PEI since August 1997. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of TPC and related entities. Prior to 1987, Mr. Cahill was employed by TPC for ten years, with his last position being Vice President of Operations.

MURRAY L. GALINSON has been a director of the Company since November 2000. Mr. Galinson served as a director of PEI from August 1994 until November 1999. Additionally, Mr. Galinson has been Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997, and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997.

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

LEON C. JANKS has been a director of the Company since July 1997 and served as a director of PEI from March 1995 until July 1997. He has been a partner in the accounting firm of Alder, Green, Hasson & Janks in Los Angeles, California since

1980. Mr. Janks also serves on the board of directors of Expert Ease Software, Inc., a privately held corporation. Mr. Janks has extensive experience in domestic and international business serving a wide variety of clients in diverse businesses and is a Certified Public Accountant.

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

JACK MCGRORY has been a director of the Company since November 2000. Mr. McGrory was President and Chief Executive Officer of PEI from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. He is also President of Downtown Development, Inc., which is responsible for coordinating construction of the new Padres ballpark and the Padres' commercial real estate activities. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego.

EDGAR A. ZURCHER has been a director of the Company since November 2000. Mr. Zurcher has also been a director and officer of PSMT Caribe, Inc., a subsidiary of the Company, since its inception in December 1998. Additionally, Mr. Zurcher has been a principal of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. Mr. Zurcher is also the managing partner of the law firm Zurcher, Montoya and Zurcher in Costa Rica. Additionally, he is Chairman of Banca Promerica (Costa Rica) and is a director of Banco Promerica (El Salvador) and a director of Banco Promerica (Honduras).

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company and their ages as of November 2000 are as follows:

NAME                   POSITION WITH THE COMPANY                                    AGE
Gilbert A. Partida     President and Chief Executive Officer                        38
Kevin C. Breen         Executive Vice President--Operations                         40
Robert M. Gans         Executive Vice President, Secretary and General Counsel      51
Thomas D. Martin       Executive Vice President--Merchandising                      44
Kurt A. May            Executive Vice President and Chief Operating Officer         47
Allan C. Youngberg     Executive Vice President and Chief Financial Officer         48

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

KEVIN C. BREEN has been Executive Vice President of the Company since September 1999 and served as Senior Vice President of the Company from August 1997 to August 1999. Mr. Breen previously served as Executive Vice President of Price Ventures, Inc., a subsidiary of PEI, from February 1997 until August 1997, overseeing operational and construction management areas for the international merchandising business. Prior to joining PEI as Vice President in August 1994, Mr. Breen served as Vice President of Costco from October 1993 to December 1994 and previously served in various management roles for TPC.

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

THOMAS D. MARTIN has been Executive Vice President of the Company since October 1998 and served as Senior Vice President of the Company from August 1997 to September 1998. Mr. Martin previously served as Vice President of PEI from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining PEI as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for TPC.

KURT A. MAY has been Executive Vice President and Chief Operating Officer of the Company since October 1998. Prior to joining PriceSmart, Mr. May was employed by GTE Corporation for twenty-three years, serving in a wide range of corporate operating functions, including his most recent role as Area President of GTE's cellular telephone operations since 1995.

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