Form 10-K/A, Exhibit 13
period 2000-08-31
PRICESMART INC
filed 2001-11-20
CIK 1041803

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


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


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

REVENUE RECOGNITION


The Company recognizes sales revenue when title passes to the customer. Membership fee income represents annual membership fees paid by the Company's warehouse members, which are recognized over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds at August 31, 2000.


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

STOCK-BASED COMPENSATION


SFAS No. 123, "Accounting for Stock-Based Compensation", establishes the use of fair value based method for stock-based compensation arrangements, under which compensation is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board Opinion (APB) No. 25 to account for stock-based compensation. The Company has decided to retain the current intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method for its stock-based compensation. When the exercise price of the stock option is less than the fair value price of the underlying stock on the grant date, deferred stock compensation is recognized and amortized to expense in accordance with FASB Interpretation No. 28 over the vesting period of the individual option.


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


As of August 31, 2000 options to purchase 380,338 shares were exercisable and 1,165,055 shares of common stock were reserved for future issuance. The following table summarizes information about stock options outstanding at August 31, 2000:



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