Form 10-K, Exhibit 13
period 2001-08-31
PRICESMART INC
filed 2001-11-29
CIK 1041803

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following table sets forth selected consolidated financial data of the Company for the five fiscal years ended August 31, 2001.

--------------------------------------------------------------------------------

                                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                             (AMOUNTS IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE)
                                                         FISCAL YEARS ENDED AUGUST 31 (1)

                                                 2001         2000         1999         1998         1997(2)
                                              ---------    ---------    ----------    ---------    ---------
INCOME STATEMENT DATA:
Net warehouse sales                            $473,127     $292,013       $89,184     $ 48,287     $ 21,750
Export sales                                        500          421         6,773       32,813       37,292
Membership fees and other                        15,323        8,216         2,008        2,720        3,139
Travel and auto programs                              -        3,965        10,907       13,368       12,194
                                              ---------    ---------    ----------    ---------    ---------
Total revenues                                  488,950      304,615       108,872       97,188       74,375
Cost of goods sold                              405,721      256,652        84,638       74,684       55,947
Selling, general and administrative (3)          70,776       53,549        32,021       26,421       25,993
Goodwill amortization                               998          223             -            -            -
Preopening expenses                               4,866        7,681         4,949          433          614
                                              ---------    ---------    ----------    ---------    ---------
Operating income (loss)                           6,589      (13,490)      (12,736)      (4,350)      (8,179)
Net interest and other income (expense)(4)       (3,442)       7,927         9,034        7,492        1,237
                                              ---------    ---------    ----------    ---------    ---------
Income (loss) before provision (benefit)
    for income taxes and extraordinary
    items                                         3,147       (5,563)       (3,702)       3,142       (6,942)
Net income (loss)                              $  3,384     $ (5,444)     $ (3,892)    $  3,028     $(24,843)

EARNINGS (LOSS) PER SHARE:
Basic (5)                                      $   0.54       $(1.01)     $  (0.76)    $   0.51     $  (4.20)
Diluted  (5)                                       0.51        (1.01)        (0.76)        0.50        (4.20)

BALANCE SHEET DATA:
Cash and cash equivalents                      $ 26,280     $ 24,503      $ 14,957     $ 5,639      $ 58,383
Marketable securities                                 -        5,482        17,627       56,133            -
Total assets                                    324,080      261,400       152,074      124,576      125,885
Long-term debt                                   79,303       50,532         7,787            -            -
Stockholders' equity(6)                         130,110      131,683        93,861      103,081      107,172



--------------------------------------------------------------------------------
(1) Effective September 1, 1997, the Company changed its 52/53 week fiscal year which ends on the Sunday nearest August 31 to a fiscal year end of August
     31. For ease of presentation, all fiscal years in this report are referred to as having ended on August 31.

(2) Prior to fiscal year 1998, the Company operated as certain subsidiaries of Price Enterprises, Inc. ("PEI"). Accordingly, the financial data of the Company prior to fiscal year 1998 has been prepared as though the Company had been a stand-alone business.

(3) Prior to fiscal year 1998, PEI provided administrative services to the Company. The amount allocated to the Company for corporate administrative expenses for fiscal year 1997 was $1,065.

(4) Net interest and other income (expense) includes interest income, gains and losses on sale of assets, interest on bank borrowings and minority interest of shareholders in joint venture businesses.

(5) For fiscal year 1997, loss per share is based on the 5,908,235 shares issued in connection with the distribution (see Note 2).

(6) Prior to fiscal year 1998, stockholders' equity represents the net assets transferred and the earnings of the businesses and assets comprising PriceSmart, Inc. on a historical basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements concerning the Company's anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words "expect", "believe", "will", "may", "should", "project", "estimate", "scheduled", and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements, including foreign exchange risks, political or economic instability of host countries, and competition, as well as those risks described in the Company's reports filed with the Securities and Exchange Commission, including the Company's most recent Annual Report on Form 10-K filed pursuant to the Securities and Exchange Act of 1934.

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2001 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

In fiscal 2001, the Company opened six new US-style membership shopping warehouses operating in Central America, the Caribbean and Asia, with one each in the Dominican Republic (October 2000), Aruba (March 2001), the US Virgin Islands (May 2001), the Philippines (May 2001), Guatemala (May 2001), and Barbados (August 2001) bringing the total number of warehouses in operation to twenty-two operating in eleven countries as of August 31, 2001. This compares to sixteen warehouses operating in seven countries at the end of fiscal 2000 and five warehouses operating in four countries at the end of fiscal 1999. Subsequent to fiscal 2001, the Company opened one additional location in the Philippines in November 2001. Also, there were nine warehouse stores in operation licensed to and operated by local business people at the end of fiscal 2001, versus six licensed warehouse stores at the end of fiscal 2000 and four licensed warehouse stores at the end of fiscal 1999.

The Company seeks to establish significant market share in the metropolitan areas of emerging market countries by rapidly saturating these areas with second and third stores. Same-store-sales (where at least one-third of the Company's stores have comparative prior period sales in metropolitan markets that have not had additional store openings), representing thirteen of the twenty-two warehouse stores in operation, increased 4.8% in fiscal 2001. Same store sales, including stores in metropolitan markets with additional store openings, representing fourteen warehouses, in the past year decreased 5.9%. As of August 31, 2001, the average life of the twenty-two warehouses in operation was eighteen months.

Net warehouse sales increased 62% to $473.1 million in fiscal 2001 from $292.0 million in fiscal 2000. The increase was primarily a result of the six new warehouses opened throughout fiscal 2001 and a full year of operations from eleven new warehouses opened in the prior fiscal year. Net warehouse sales increased 227% to $292.0 million in fiscal 2000 from $89.2 million in fiscal 1999. The increase was primarily a result of eleven new warehouses opened during fiscal 2000 and a full year of operations related to three new warehouses opened in fiscal 1999.

The Company's warehouse gross profit margins (defined as net warehouse sales less associated cost of goods sold) for fiscal 2001 were 14.4% compared to 12.3% for fiscal 2000. The increase in gross profit margins is a result of the Company's increased purchasing power resulting in lower costs of purchased goods, an increase in sales penetration of higher margin non-food items, lower shrink costs in fiscal 2001 and the planned lower margins associated with the rapid expansion in fiscal 2000. The Company's warehouse gross profit margins for fiscal 2000 were 12.3% compared to 12.4% for fiscal 1999. The change between fiscal 2000 and fiscal 1999 is primarily a result of anticipated lower margins during the initial entry into a market, which resulted from the Company opening eleven new warehouses in fiscal 2000, compared to three in fiscal year 1999.

Export sales to the Company's licensee warehouses in Asia in fiscal 2001 were $500,000 compared to $421,000 and $6.8 million for fiscal years 2000 and 1999, respectively. The change between years is a factor of the number of licensees in operation and associated export sales. The Company anticipates export sales to its licensees to be $1.5 million in fiscal 2002.

The Company's export sales gross margin for fiscal 2001 was 3.6% compared to 3.8% and 3.2% for fiscal years 2000 and 1999, respectively. The gross margin percentages on export sales are based on the varying agreements the Company has with its licensees and the gross margin amount that the Company can earn under these agreements.

Membership fees and other, including royalties earned from licensees, increased 87% to $15.3 million in fiscal 2001 from $8.2 million in fiscal 2000. Membership fees (which include rental income, advertising revenues and vendor promotions) increased to $14.3 million, or 3.0% of net warehouse sales, from $7.4 million, or 2.5% of net warehouse sales, in fiscal year 2000. The increase was a result of the six new warehouses opened in fiscal 2001, which resulted in an increase in the total memberships to 524,000 at the end of fiscal 2001 from 414,000 at the end of fiscal 2000, and increases in rental and advertising revenues between the periods presented. Royalties increased to $1.0 million in fiscal 2001 from $840,000 in fiscal 2000. The increase in royalties was primarily due to the increase in number of licensees in fiscal 2001 compared with fiscal 2000. Membership fees and other, including royalties earned from licensees, increased 309% to $8.2 million in fiscal 2000 from $2.0 million in fiscal 1999. Membership fees (which include rental income, advertising revenues and vendor promotions) increased to $7.4 million, or 2.5% of net warehouse sales, from $1.3 million, or 1.5% of net warehouse sales, in fiscal year 1999. The increase was a result of the eleven new warehouses opened in fiscal 2000, which resulted in an increase in the total memberships to 414,000 at the end of fiscal 2000 from 148,000 at the end of fiscal 1999. Royalties increased to $840,000 in fiscal 2000 from $674,000 in fiscal 1999. The increase in royalties was primarily due to the increase in number of licensees in fiscal 2000 compared with fiscal 1999.

The Company sold its travel program in March 2000 (fiscal 2000) and its auto referral program in March 1999 (fiscal 1999), accounting for the change in revenue for the periods presented.

Warehouse operating expenses increased to $53.2 million, or 11.2% of net warehouse sales, for fiscal 2001 from $34.1 million, or 11.7% of net warehouse sales, for fiscal 2000. The increase in warehouse operating expenses is attributable to the six additional warehouses opened in fiscal 2001. The decrease in warehouse operating expenses as a percentage of net warehouse sales in fiscal 2001 is attributable to the leveraging of centralized warehouse costs over additional warehouses. Warehouse operating expenses increased to $34.1 million, or 11.7% of net warehouse sales, for fiscal 2000 from $9.6 million, or 10.8% of net warehouse sales, for fiscal 1999. The increase in warehouse operating expenses is attributable to the eleven additional warehouses opened in fiscal 2000. The increase in warehouse operating expenses as a percentage of net warehouse sales is primarily attributable to higher costs realized in the first year of operations of the eleven warehouses opened in fiscal 2000, and from cannibalization of sales from additional locations operating in the same metropolitan markets.

General and administrative expenses decreased to $17.6 million, or 3.7% of net warehouse sales, for fiscal 2001 from $17.9 million, or 6.1% of net warehouse sales, for fiscal 2000, resulting primarily from operating cost reduction initiatives. As a percentage of net warehouse sales, general and administrative expenses declined in fiscal 2001 due to sales leverage from additional warehouse openings in fiscal 2001 and 2000. General and administrative expenses increased to $17.9 million, or 6.1% of net warehouse sales, for fiscal 2000 from $15.5 million, or 17.3% of net warehouse sales, for fiscal 1999. As a percentage of net warehouse sales, general and administrative expenses declined in fiscal 2000 due to sales leverage from the additional warehouse openings in fiscal 2000 and 1999.

Travel and auto selling, general and administrative expenses represent the respective operating expenses incurred by both the travel and auto programs. The travel program was sold in March 2000 (fiscal 2000) and the auto referral program was sold in April 1999 (fiscal 1999), accounting for the change between the periods presented.

Pre-opening expenses, which represent expenses incurred before a warehouse store is in operation, decreased to $4.9 million in fiscal 2001 from $7.7 million in fiscal 2000 and remained flat compared to fiscal 1999. The changes between the periods presented are a result of opening six, eleven and three new warehouses in fiscal 2001, 2000 and 1999, respectively.

Interest income reflects earnings on marketable securities, cash and cash equivalent balances, City Notes (see "Notes to Consolidated Financial Statements") and certain secured notes receivable from buyers of formerly owned properties. Interest income decreased to $3.2 million in fiscal 2001 from $3.9 million and $5.3 million in fiscal 2000 and 1999, respectively. The change in interest income is due to the change in amounts between interest-bearing instruments held by the Company between the periods presented and the interest rate earned on those instruments.

Interest expense primarily reflects borrowings by the Company's majority or wholly owned foreign subsidiaries to finance capital requirements of new warehouses, and was $7.7 million (net of capitalized interest of $730,000) for fiscal 2001 compared with $2.9 million (net of capitalized interest of $891,000) and $143,000 in fiscal 2000 and 1999, respectively. The increases in interest expense are a result of increased borrowings by the Company to finance the additional warehouses opened during each of the periods presented.

In fiscal 2001, the Company sold excess real estate properties owned by its wholly owned foreign subsidiaries in the Dominican Republic, Costa Rica and Panama, and its majority owned subsidiary in Trinidad. The sale of the excess land resulted in a gain of $2.0 million, of which the Company's share was $1.5 million.

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

During fiscal 2001, the Company recognized foreign net deferred tax assets of $2,238,000 as a result of transitioning most of the Company's foreign operations to profitability in fiscal 2001. The Company also incurred current income tax expense of $1,652,000 for a net tax benefit of $586,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are the financing of land, construction and equipment costs associated with new warehouse stores, plus the cost of preopening and working capital requirements.

For fiscal 2002, the Company's current intention is to spend an aggregate between $30 million to $44 million for land, construction and equipment for four to six new warehouses (one of which opened subsequent to the fiscal year-end). Actual capital expenditures for new warehouse locations and operations may vary from estimated amounts depending on the number of new warehouses actually opened, business conditions and other risks and uncertainties to which the Company and its businesses are subject. The Company, primarily through its foreign subsidiaries, intends to increase bank borrowings by $20 million to $27 million during fiscal 2002, depending on the number of stores opened, and to use these proceeds, as well as excess cash and cash generated from existing operations, to finance these expenditures.

On April 5, 2001, the Company repurchased 242,144 shares of its common stock for an aggregate of approximately $11.4 million in cash. The Company repurchased these shares pursuant to its obligations under the Stock Purchase Agreement, as amended, relating to the Company's acquisition in March 2000 of the 49% minority interest in its Panamanian subsidiaries which previously had been owned by BB&M International Trading Group ("BB&M"). In exchange for BB&M's 49% interest, the Company issued to BB&M's principals 306,748 shares of the Company's common stock and agreed to redeem the shares issued to BB&M at a price of $46.86 per share following the one-year anniversary of the completion of the acquisition upon the request of BB&M's principals. The Company has agreed to redeem the remaining 64,604 shares following the second anniversary of the completion of the acquisition at the price of $46.86 per share upon the holders' request.

In April 2001, the Company sold 67,700 shares of common stock previously held as treasury stock in a private placement for $39.00 per share for total proceeds of approximately $2.6 million.

The Company believes that borrowings under its current and future credit facilities, together with its other sources of liquidity, will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future. However, if such sources of liquidity are insufficient to satisfy the Company's liquidity requirements, the Company may need to sell equity or debt securities, obtain additional credit facilities or reduce the number of anticipated warehouse openings. Furthermore, the Company has and will continue to consider sources of capital, including the sale of equity or debt securities to strengthen its financial position and liquidity. There can be no assurance that such financing alternatives will be available under favorable terms, if at all.

SEASONALITY

Historically, the Company's merchandising businesses have experienced holiday retail seasonality in their markets. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served by the Company, the timing of holidays, weather, timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more expensive in local currencies and less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its majority or wholly owned subsidiaries, conducts foreign operations primarily in Central America, the Caribbean, and Asia, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. At the end of fiscal 2001, the Company had a total of twenty-two warehouses operating in eleven foreign countries. Fifteen of the twenty-two warehouses operate in foreign currencies other than the U.S. dollar. For fiscal 2001, 70% of the Company's net warehouse sales were in foreign currencies.

The Company plans to enter into additional foreign countries in the future, which may involve similar economic and political risks as well as challenges that are different from those currently encountered by the Company. The Company believes that because its present operations and expansion plans involve numerous countries and currencies, the effect from any one-currency devaluation may not significantly impact the overall financial or operating results of the Company. However, there can be no assurance that the Company will not experience a materially adverse effect on the Company's business, financial condition, operating results, cash flow or liquidity, as a result of the economic and political risks of conducting an international merchandising business.

In fiscal 2001, the foreign currency translation adjustment for the Company's non-U.S. denominated majority or wholly owned subsidiaries operating in Central America, the Caribbean and Asia increased to $962,000 from $633,000 and $245,000 at the end of fiscal 2000 and fiscal 1999, respectively. Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue. Managing foreign exchange is critical for operating successfully in these markets and the Company manages its risks at times by hedging currencies through Non Deliverable Forward Exchange Contracts (NDF). As of August 31, 2001, the Company had $2.0 million in NDFs outstanding. As there is no formal contemporaneous documentation for NDFs and no physical exchange of currency occurs at maturity (only the resulting gain or loss), they are not reflected on the balance sheet. If the NDFs were recorded based on their fair values, the effect would be immaterial. The Company may continue to purchase NDFs in the future to mitigate foreign exchange losses, but due to the volatility and lack of derivative financial instruments in the countries the Company operates, significant risk from unexpected devaluation of local currencies exist. Foreign exchange transaction losses realized, which are included as a part of the costs of goods sold in the consolidated statements of operations, for fiscal 2001, fiscal 2000 and fiscal 1999 (including the cost of the NDFs) were $718,000, $1.3 million and $538,000, respectively.

The Company is exposed to changes in interest rates on various bank loan facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve would adversely affect the Company's pretax net income by approximately $850,000.

FINANCIAL STATEMENTS
PRICESMART, INC.
INDEX TO FINANCIAL STATEMENTS




Report of Independent Auditors

Consolidated Balance Sheets as of August 31, 2001 and 2000

Consolidated Statements of Operations for the three years ended
     August 31, 2001

Consolidated Statements of Stockholders' Equity for the three years ended August 31, 2001

Consolidated Statements of Cash Flows for the three years ended
     August 31, 2001

Notes to Consolidated Financial Statements

                     REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
PRICESMART, INC.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2001 in conformity with accounting principles generally accepted in the United States.


                                                    /s/ Ernst & Young LLP


San Diego, California
November 2, 2001

PRICESMART, INC.
CONSOLIDATED BALANCE SHEETS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                         August 31,
                                                                   -----------------------
                                                                     2001          2000
                                                                   ---------     ---------
ASSETS
Current assets
     Cash                                                           $ 26,280     $  24,503
     Marketable securities                                                 -         5,482
     Receivables, net of allowance for doubtful accounts of
         $58 and $41 in 2001 and 2000, respectively                    6,134         1,732
     Merchandise inventories                                          71,297        54,949
     Prepaid expenses and other current assets                         6,249         5,286
     Property held for sale                                              726         1,652
                                                                   ---------     ---------
Total current assets                                                 110,686        93,604

     Restricted cash                                                  24,207        12,698
     Property and equipment, net                                     163,200       128,985
     Goodwill, net                                                    20,128        19,178
     Deferred tax asset                                                2,357           119
     Note receivable and other                                         3,502         6,816
                                                                   ---------     ---------
TOTAL ASSETS                                                        $324,080      $261,400
                                                                   =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term borrowings                                          $ 22,205        $9,493
     Accounts payable                                                 60,789        43,312
     Accrued salaries and benefits                                     3,551         3,086
     Deferred membership income                                        4,371         3,892
     Income tax payable                                                1,643             -
     Other accrued expenses                                            7,073         5,946
     Long-term debt, current portion                                   6,842         8,773
                                                                   ---------     ---------
Total current liabilities                                            106,474        74,502
Long-term debt, less current portion                                  79,303        50,532
                                                                   ---------     ---------
Total liabilities                                                    185,777       125,034
Minority interest                                                      8,193         4,683
Commitments and contingencies                                              -             -
Stockholders' equity:
     Preferred stock, $.0001 par value, 2,000,000 shares
         authorized, none issued                                           -             -
     Common stock, $.0001 par value, 15,000,000 shares
         authorized, 6,928,690 and 6,812,485 shares
         issued and outstanding in 2001 and 2000,
         respectively                                                      1             1
     Additional paid-in capital                                      150,906       148,970
     Notes receivable from stockholders                                 (769)       (1,000)
     Deferred compensation                                              (307)         (679)
     Accumulated other comprehensive loss                               (962)         (695)
     Accumulated deficit                                              (2,924)       (6,308)
     Less: Treasury stock at cost
         697,167 and 555,093 shares
         in 2001 and 2000, respectively                              (15,835)       (8,606)
                                                                   ---------     ---------
Total stockholders' equity                                           130,110       131,683
                                                                   ---------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $324,080      $261,400
                                                                   =========     =========


See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                           Years Ended August 31,
                                               ---------------------------------------------
                                                  2001           2000              1999
                                               -----------    -----------      -------------

Revenues:
     Sales:
       Net warehouse                              $473,127      $ 292,013          $ 89,184

       Export                                          500            421              6,773
     Membership fees and other                      15,323          8,216              2,008
     Travel and auto programs                            -          3,965             10,907
                                               -----------    -----------      -------------
Total revenues                                     488,950        304,615            108,872

Expenses:
     Cost of goods sold:
       Net warehouse                               405,239        256,247             78,081
       Export                                          482            405              6,557
     Selling, general and administrative:
       Warehouse operations                         53,215         34,133              9,588
       General and administrative                   17,561         17,896             15,469
     Travel and auto expenses                            -          1,520              6,964
     Goodwill Amortization                             998            223                  -
     Preopening expenses                             4,866          7,681              4,949
                                               -----------    -----------      -------------
Total expenses                                     482,361        318,105            121,608
                                               -----------    -----------      -------------
Operating income (loss)                              6,589        (13,490)           (12,736)

Other income (expense):
     Interest income                                 3,240          3,891              5,257
     Interest expense                               (7,721)        (2,866)              (143)
     Other income (expense)                            (76)           (61)               452
     Gain on sale:
       Travel (related party) and auto                   -          1,133                798
       City notes (related party)                        -          3,948                  -
       Real estate                                   1,955              -              1,757
     Minority interest                                (840)         1,882                913
                                               -----------    -----------      -------------
Total other income (expense)                        (3,442)         7,927              9,034

Income (loss) before provision (benefit)
  for income taxes and extraordinary
  items                                              3,147         (5,563)            (3,702)
Provision (benefit) for income taxes                  (586)          (119)               190
                                               -----------    -----------      -------------
Income (loss) before extraordinary items          $ 3,733       $ (5,444)          $  (3,892)

Extraordinary items, net of tax:
  Earthquake                                          (120)             -                  -
  Debt restructuring                                  (229)             -                  -
                                               -----------    -----------      -------------
Net income (loss)                                 $  3,384      $  (5,444)         $  (3,892)
                                               ===========    ===========      =============

Basic earnings (loss) per share:
  Income (loss) before extraordinary
  items                                           $   0.60      $   (1.01)         $   (0.76)

  Extraordinary items                             $  (0.06)     $       -          $       -
                                               -----------    -----------      -------------
  Net income (loss)                               $   0.54      $   (1.01)         $   (0.76)
                                               ===========    ===========      =============
Diluted earnings (loss) per share:
  Income (loss) before extraordinary
  items                                           $   0.56      $   (1.01)         $   (0.76)
  Extraordinary items                             $  (0.05)     $       -          $       -
                                               -----------    -----------      -------------
Net income (loss)                                 $   0.51      $   (1.01)         $   (0.76)
                                               ===========    ===========      =============
Shares used in per share computation:

Basic                                                6,254          5,386              5,120
                                               ===========    ===========      =============
Diluted                                              6,658          5,386              5,120
                                               ===========    ===========      =============

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED AUGUST 31, 2001
(AMOUNTS IN THOUSANDS)

                                                 Common
                                                 Stock           Additional         Notes
                                           ------------------     paid-in       receivable from     Deferred
                                           Shares     Amount      capital        stockholders     Compensation
                                           -------    -------    ----------    ----------------   ------------
  Balance at August 31, 1998                 6,004        $ 1      $108,873            $   (697)       $     -

  Issuance of common stock for
      cash and notes receivable                 16          -           424                (387)             -
  Exercise of stock options                     51          -           585                   -              -
  Purchase of treasury stock                     -          -             -                   -              -
  Cancellation of notes receivable
      from stockholders                         (4)         -           (65)                126              -
  Payment on notes receivable
      from stockholder                           -          -             -                   8              -
  Deferred compensation related
      to grant of stock options                  -          -         2,355                   -         (2,355)
  Amortization of deferred
      compensation                               -          -             -                   -          1,073
  Compensation expense related to
      the issuance of common stock               -          -           485                   -              -
  Retirement of common
      stock held in treasury                   (76)         -        (1,174)                  -              -
  Net loss                                       -          -             -                   -              -
  Net unrealized loss on
      marketable securities                      -          -             -                   -              -
    Translation adjustment                       -          -             -                   -              -

  Comprehensive loss                             -          -             -                   -              -
                                           -------    -------    ----------    ----------------   ------------

Balance at August 31, 1999                   5,991          1       111,483                (950)        (1,282)
  Issuance of common stock for
      cash and notes receivable                  -          -            92                (150)             -
  Exercise of stock options                    142          -         1,616                   -              -
  Issuance of stock in exchange for
      minority interest                        680          -        35,779                   -              -
  Amortization of deferred compensation          -          -             -                   -            603
  Payment on notes receivable from
      stockholders                               -          -             -                 100              -
  Net loss                                       -          -             -                   -              -
  Net unrealized gain on
      marketable securities                      -          -             -                   -              -
  Translation adjustment                         -          -             -                   -              -

  Comprehensive loss                             -          -             -                   -              -
                                           -------    -------    ----------    ----------------   ------------

Balance at August 31, 2000                   6,813          1       148,970              (1,000)          (679)
  Exercise of stock options                     96          -           922                   -              -
  Repurchase of common stock -
      Panama acquisition                         -          -          (884)                  -              -
  Sale of treasury stock                         -          -         1,103                   -              -
  Issuance of stock in exchange for
      minority interest                         20          -           795                   -              -
  Payment on notes receivables
      from stockholders                          -          -             -                 231              -
  Amortization of deferred compensation          -          -             -                   -            372
  Net income                                     -          -             -                   -              -
  Net unrealized gain on marketable
      securities                                 -          -             -                   -              -
  Translation adjustment                         -          -             -                   -              -
  Comprehensive income                           -          -             -                   -              -
                                           -------    -------    ----------    ----------------   ------------
Balance at August 31, 2001                   6,929        $ 1      $150,906            $   (769)       $  (307)
                                           =======    =======    ==========    ================   ============

See accompanying notes.

                                               Other
                                           Comprehensive     Retained       Treasury Stock at Cost       Total
                                               income        earnings       ---------------------     stockholders'
                                               (loss)        (deficit)       Shares       Amount         equity
                                           -------------     -----------    --------     --------     -----------
Balance at August 31, 1998                       $   519         $ 3,028         550     $ (8,643)       $103,081

  Issuance of common stock for
      cash and notes receivable                        -               -           -            -              37
  Exercise of stock options                            -               -           -            -             585
  Purchase of treasury stock                           -               -         434       (6,605)         (6,605)
  Cancellation of notes receivable
      from stockholders                                -               -           -            -              61
  Payment on notes receivable
      from stockholder                                 -               -           -            -               8
  Deferred compensation related
      to grant of stock options                        -               -           -            -               -
  Amortization of deferred
      compensation                                     -               -           -            -           1,073
  Compensation expense related to
      the issuance of common stock                     -               -           -            -             485
  Retirement of common
      stock held in treasury                           -               -         (76)       1,174               -
  Net loss                                             -          (3,892)          -            -          (3,892)
  Net unrealized loss on
      marketable securities                         (727)              -           -            -            (727)
    Translation adjustment                          (245)              -           -            -            (245)
                                                                                                      -----------
  Comprehensive loss                                   -               -           -            -          (4,864)
                                           -------------     -----------    --------     --------     -----------
Balance at August 31, 1999                          (453)           (864)        908      (14,074)         93,861
  Issuance of common stock for
      cash and notes receivable                        -               -         (4)           58               -
  Exercise of stock options                            -               -         (17)         265           1,881
  Issuance of stock in exchange for
      minority interest                                -               -        (332)       5,145          40,924
  Amortization of deferred compensation                -               -           -            -             603
  Payment on notes receivable from
      stockholders                                     -               -           -            -             100
  Net loss                                             -          (5,444)          -            -          (5,444)
  Net unrealized gain on
      marketable securities                          146               -           -            -             146
  Translation adjustment                            (388)              -           -            -            (388)
                                                                                                      -----------
  Comprehensive loss                                   -               -           -            -          (5,686)
                                           -------------     -----------    --------     --------     -----------
Balance at August 31, 2000                          (695)         (6,308)         555      (8,606)        131,683
  Exercise of stock options                            -               -         (32)         646           1,568
  Repurchase of common stock -
      Panama acquisition                               -               -          242      (9,413)        (10,297)
  Sale of treasury stock                               -               -         (68)       1,538           2,641
  Issuance of stock in exchange
      for minority interest                            -               -           -            -             795
  Payment on notes receivables
      from stockholders                                -               -           -            -             231
  Amortization of deferred compensation                -               -           -            -             372
  Net income                                           -           3,384           -            -           3,384
  Net unrealized gain on marketable
      Securities                                      62               -           -            -              62
  Translation adjustment                            (329)              -           -            -            (329)
                                                                                                      -----------
  Comprehensive income                                 -               -           -            -           3,117
                                           -------------     -----------    --------     --------     -----------
Balance at August 31, 2001                       $  (962)        $(2,924)        697     $(15,835)       $130,110
                                           =============     ===========    ========     ========     ===========


See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)


                                                               Years Ended August 31,
                                                     ---------------------------------------------
                                                       2001             2000             1999
                                                     -----------     ------------    -------------


OPERATING ACTIVITIES
Net income (loss)                                       $ 3,384          $(5,444)         $ (3,892)
Adjustments to reconcile net income (loss) to
net cash used in operating activities:
   Depreciation                                           9,414            4,610             1,622
   Goodwill amortization                                   998               223                 -
   Allowance for doubtful accounts                          17              (443)               30
   Gain on sale of City Notes (related party)                 -           (3,948)                -
   Gain on sale of travel program (related party)             -           (1,133)                -
   Gain on sale of real estate                           (1,955)               -                 -
   Extraordinary loss                                       349                -                 -
   Income tax provision (benefit)                          (586)            (119)              190
   Minority interest                                        840           (1,882)           (1,096)
   Compensation expense recognized for stock options        372              603             1,558
   Change in operating assets and liabilities:
        Restricted cash                                 (11,509)          (2,503)           (7,191)
        Accounts receivable and other assets            (25,227)         (28,729)          (18,778)
        Accounts payable and other liabilities           21,173           24,883            19,721
        Other                                                62              146              (137)
                                                    -----------     ------------    --------------
Net cash flows used in operating activities              (2,668)         (13,736)           (7,973)

INVESTING ACTIVITIES
   Purchase of marketable securities                          -                -           (44,638)
   Sale of marketable securities                          5,482           12,145            82,417
   Additions to property and equipment                  (45,421)         (79,101)          (37,156)
   Payment(disbursement)of notes receivable               3,768           (2,597)            2,027
   Proceeds from sale of real estate                      4,185                -                 -
   Proceeds from sale of City notes (related party)           -           22,534                 -
   Proceeds from sale of travel business
        (related party)                                       -            1,500                 -
   Proceeds from sale of property held for sale             926              440             2,760
   Panama acquisition - repurchase of common stock      (11,347)               -                 -
                                                    -----------     ------------    --------------
Net cash flows provided by (used in) investing
activities                                              (42,407)         (45,079)            5,410

FINANCING ACTIVITIES
   Proceeds from bank borrowings                         75,342           62,653             8,912
   Repayment of bank borrowings                         (35,789)          (2,350)           (4,200)
   Contributions by minority interest shareholders        3,188            6,465            14,547
   Distributions to minority shareholders                     -                -            (1,029)
   Proceeds from exercise of stock options                1,568            1,881               585
   Issuance of common stock                                   -                -                37
   Payment on notes receivable from stockholders            231              100                 8
   Sale (purchase) of treasury stock                      2,641                -            (6,605)
   Other                                                      -                -              (129)

                                                    -----------     ------------    --------------
Net cash flows provided by financing                     47,181           68,749            12,126
activities

Effect of exchange rate changes on cash and cash
equivalents                                                (329)            (388)             (245)
                                                    -----------     ------------    --------------
Net increase in cash and cash equivalents                 1,777            9,546             9,318
Cash and cash equivalents at beginning of year           24,503           14,957             5,639
Cash and cash equivalents at end of year              $  26,280       $   24,503       $    14,957
                                                    ===========     ============    ==============

Supplemental disclosure of cash flow information
   Cash paid during the period for:
       Interest, net of amounts capitalized           $   6,801       $    2,324       $       143
       Income taxes                                   $   1,739       $      677       $       129


See accompanying notes.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - COMPANY OVERVIEW

PriceSmart, Inc.'s ("PriceSmart" or the "Company") business consists of international membership shopping stores similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2001, the Company had twenty-two warehouse stores in operation (four in Panama, three each in Guatemala, Costa Rica,and the Dominican Republic, two each in El Salvador and Honduras, and one each in Aruba, Barbados, the Philippines, Trinidad, and the U.S. Virgin Islands) of which the Company owns at least a majority interest. In fiscal 2001, the Company increased its ownership from 62.5% to 90% in the operations in Trinidad (see Note 13). In fiscal 2000, the Company increased its ownership from 51% to 100% in the operations in Panama and increased its ownership from 60% to 100% in the operations in Costa Rica, Dominican Republic, El Salvador and Honduras (see Note 13). In addition, there were nine warehouse stores in operation (eight in China and one in Saipan) licensed to and operated by local business people as of August 31, 2001. Additionally, until March 1, 2000, the Company operated a domestic travel program (see Note 9) and until April 1, 1999, the Company operated a domestic auto referral business (see Note
9). The Company principally operates under one segment in three geographic regions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the assets, liabilities and results of operations of the Company's majority and wholly owned subsidiaries as listed below. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                                 OWNERSHIP          BASIS OF PRESENTATION
                                              -----------------    ------------------------
Ventures Services, Inc.                                 100.0%     Consolidated
PriceSmart Panama (see Note 13)                         100.0%     Consolidated
PriceSmart US Virgin Islands                            100.0%     Consolidated
PriceSmart Guam                                         100.0%     Consolidated
PriceSmart Guatemala                                     66.0%     Consolidated
PriceSmart Trinidad (see Note 13)                        90.0%     Consolidated
PriceSmart Aruba                                         60.0%     Consolidated
PriceSmart Barbados                                      51.0%     Consolidated
PriceSmart Jamaica                                       67.5%     Consolidated
PriceSmart Philippines                                   60.0%     Consolidated
PSMT Caribe, Inc. (see Note 13):
      Costa Rica                                        100.0%     Consolidated
      Dominican Republic                                100.0%     Consolidated
      El Salvador                                       100.0%     Consolidated
      Honduras                                          100.0%     Consolidated

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

RESTRICTED CASH

Restricted cash represents time deposits that are pledged as collateral for majority-owned subsidiary loans and amounts deposited in escrow for future asset acquisitions.

MARKETABLE SECURITIES

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Debt and Equity Securities", marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of the stockholders' equity. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

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

REVENUE RECOGNITION

The Company recognizes sales revenue when title passes to the customer. Membership fee income represents annual membership fees paid by the Company's warehouse members, which are recognized over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

PRE-OPENING COSTS

The Company expenses pre-opening costs (the costs of start-up activities, including organization costs) as incurrred.

STOCK-BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes the use of fair value based method for stock-based compensation arrangements, under which compensation is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board Opinion ("APB") No. 25 to account for stock-based compensation. The Company has decided to retain the current intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method for its stock-based compensation. When the exercise price of the stock option is less than the fair value price of the underlying stock on the grant date, deferred stock compensation is recognized and amortized to expense in accordance with FASB Interpretation No. 28 ("FIN 28"), "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans",over the vesting period of the individual option.

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44 ("FIN 44"), "Accounting of Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25" ("APB 25"). FIN 44 clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

FIN 44 was effective July 1, 2000, and did not have a material effect on the Company's financial position or results of operations.

FOREIGN CURRENCY TRANSLATION

In accordance with SFAS No. 52 "Foreign Currency Translation", the assets and liabilities of the Company's foreign operations are primarily translated to U.S. dollars using the exchange rates at the balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated comprehensive income.

BUSINESS COMBINATIONS

For business combinations accounted for under the purchase method of accounting, the Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the acquired business are recorded at their fair value at the date of acquisition. The excess of the purchase price over the fair value of tangible and intangible net assets acquired is included in goodwill in the accompanying consolidated balance sheets.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING TRANSACTIONS

In fiscal 2001, the Company adopted Financial Accounting Standards Board ("FASB") Statements No. 133 ("SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. The adoption of SFAS 133 did not have a material impact on the Company's consolidated financial statements.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB")issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $1.1 million per year. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of February 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Accounting for the Impairment or Disposal of Long-Lived Assets - Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144) was issued in August 2001 and will become effective for the Company beginning in fiscal 2003. Prior period financial statements will not be restated upon the adoption of this Statement. This Statement establishes a number of rules for the recognition, measurement and display of long-lived assets which are impaired and either held for sale or continuing use within the business. In addition, the Statement broadly expands the definition of a discontinued operation to individual reporting units or asset groupings for which identifiable cash flows exist.

RECLASSIFICATIONS

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.


NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):


                                                                     AUGUST 31,
                                                           --------------------------------
                                                               2001              2000
                                                           -------------     --------------
PROPERTY AND EQUIPMENT:
     Land                                                  $     30,232      $      29,779
     Building and improvements                                   87,305             61,649
     Fixtures and equipment                                      56,135             40,299
     Construction in progress                                     7,396              5,712
                                                           -------------     --------------
                                                                181,068            137,439
     Less: accumulated depreciation                             (17,868)            (8,454)
                                                           -------------     --------------
Property and equipment, net                                $    163,200      $     128,985
                                                           =============     ==============

Building includes capitalized interest of $730,000 and $891,000 as of August 31, 2001 and 2000, respectively.

NOTE 4 - EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average shares outstanding in the period. Diluted earnings (loss) per share is computed based on the weighted average shares outstanding in the period and the effect of dilutive securities (options) except where their inclusion is antidilutive (amounts in thousands, except per share data):


                                                              YEARS ENDED AUGUST 31,
                                                    --------------------------------------------
                                                        2001            2000           1999
                                                    -------------   -------------  -------------
Income (loss) before extraordinary loss                 $ 3,733         $(5,444)       $(3,892)
Extraordinary items, net of tax                            (349)              -              -
                                                    -------------   -------------  -------------
    Net income (loss)                                   $ 3,384         $(5,444)       $(3,892)
                                                    =============   =============  =============

Determination of shares (000's):
    Common shares outstanding                             6,254           5,386          5,120
    Assumed conversion of stock options                     404               -              -
                                                    -------------   -------------  -------------
Diluted average common shares outstanding                 6,658           5,386          5,120

Basic earnings (loss) per share:
    Income (loss) before extraordinary items            $  0.60         $ (1.01)       $ (0.76)
    Extraordinary items                                 $ (0.06)        $     -        $     -
                                                    -------------   -------------  -------------
    Net income (loss)                                   $  0.54         $ (1.01)       $ (0.76)
                                                    =============   =============  =============

Diluted earnings (loss) per share:
    Income (loss) before extraordinary items            $  0.56         $ (1.01)       $ (0.76)
    Extraordinary items                                 $ (0.05)        $     -        $     -
                                                    -------------   -------------  -------------
    Net income (loss)                                   $  0.51         $ (1.01)       $ (0.76)
                                                    =============   =============  =============

NOTE 5 - MARKETABLE SECURITIES

The following is a summary of marketable securities classified as available-for-sale as of August 31, 2000 (in thousands):


                                                                   GROSS           GROSS          ESTIMATED
                                                 AMORTIZED      UNREALIZED       UNREALIZED         FAIR
                                                    COST           GAINS           LOSSES          VALUES
                                                 -----------    ------------    -------------    -----------
2000
     Commercial company bonds                    $    5,544     $       -       $      (62)      $    5,482


The fair value of the marketable securities is based on quoted market prices for the same or similar type issues. For fiscal 2001, there were no gross realized gains or losses. Gross realized losses were $104,000 for fiscal 2000.

NOTE 6 - RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Employees become eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee's one-year anniversary date. Prior to fiscal 2001, retirement contributions, if any, were based on a discretionary amount determined by the Board of Directors and were allocated to each participant based on the relative compensation of the participant, subject to certain limitations. During fiscal 2001, the plan was amended to eliminate discretionary contributions. Profit sharing contributions were $0, $321,000 and $361,000 for fiscal 2001, 2000 and 1999, respectively. The Company makes contributions that are nondiscretionary and equal to 100% of the participant's contribution up to an anuual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $178,000, $25,000, and $27,000 during fiscal 2001, 2000 and 1999, respectively.

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

In January 1999, the Company adopted the 1998 Equity Participation Plan (the "Equity Plan") for the benefit of its eligible employees, consultants and independent directors. The Equity Plan authorizes 700,000 shares of the Company's common stock for issuance. Options issued under the Equity Plan typically vest over five years and expire in six years. The Equity Plan also allows the Company to make loans to participants for the purchase of shares. As of August 31, 2001, outstanding loans were $769,000. The loans are with full recourse and interest is payable semi-monthly at 5.85% with the principal due in six years.

Total stock option activity relating to the 1997 Plan and Equity Plan was as follows:

--------------------------------------------------------------------------------

                                                                    WEIGHTED
                                                                     AVERAGE
                                           SHARES                 EXERCISE PRICE
                                     ------------------       ----------------------
Balance at August 31, 1998                     633,736                 $13.94
       Granted                                 729,185                  19.45
       Exercised                               (51,253)                 11.43
       Cancelled                              (116,867)                 15.17
                                     ------------------       ----------------------
Balance at August 31, 1999                   1,194,801                 $17.29
       Granted                                 111,900                  38.17
       Exercised                              (158,891)                 12.13
       Cancelled                              (114,429)                 20.97
                                     ------------------       ----------------------
Balance at August 31, 2000                   1,033,381                 $19.94
       Granted                                 102,770                  36.68
       Exercised                              (138,882)                 13.68
       Cancelled                               (60,346)                 28.78
                                     ------------------       ----------------------
Balance at August 31, 2001                     936,923                 $22.93

--------------------------------------------------------------------------------

As of August 31, 2001, options to purchase 413,819 shares were exercisable and there were 1,026,173 shares, of Common Stock reserved for future issuance. The following table summarizes information about stock options outstanding at August 31, 2001:

--------------------------------------------------------------------------------

                     OUTSTANDING     WEIGHTED-AVERAGE          WEIGHTED-        EXERCISABLE     WEIGHTED-
    RANGE OF            AS OF           REMAINING              AVERAGE            AS OF         AVERAGE
 EXERCISE PRICES       8/31/01       CONTRACTUAL LIFE       EXERCISE PRICE       8/31/01        EXERCISE
                                                                                                 PRICE
 ---------------     -----------     ----------------       --------------      -----------    ----------
$  8.25 - $12.38         4,261               0.3               $ 11.64              4,261        $ 11.64

  12.38 -  16.50       393,412               2.6                 15.59            226,918          15.62

  16.50 -  20.63       247,920               2.6                 17.65            135,940          17.57

  28.88 -  33.00        49,900               6.0                 32.13                  -              -

  33.00 -  37.13        27,900               5.7                 35.02              2,980          35.00

  37.13 -  41.25       213,530               4.9                 39.06             43,720          38.33
 ---------------     -----------     ----------------       --------------      -----------    ----------
$  8.25 -  41.25       936,923               3.4               $ 22.93            413,819          18.76

--------------------------------------------------------------------------------

The weighted-average fair value of the stock options granted during 2001 and 2000 were $14.49 and $18.08, respectively.

The Company recorded deferred compensation of $2.4 million in connection with the grants of certain stock options to employees during fiscal 1999. A total of 552,291 options were issued at a price lower than market on date of grant. On date of grant the market price was $20.25 while 81,250 options were issued with an exercise price of $16.25, 446,041 options were issued with an exercise price of $15.50 and 25,000 options were issued with an exercise price of $14.75. The deferred compensation is being amortized ratably over the vesting period of the respective options in accordance with FIN 28.

Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value of each option grant is estimated on the date of grant using the "Black-Scholes" option-pricing model with the following weighted average assumptions used for grants in fiscal 2001, 2000, and 1999:

--------------------------------------------------------------------------------

                                                       2001            2000               1999
                                                     -------           -------           -------
                   Risk free interest rate           6%                6%                6%
                   Expected life                     5 years           6 years           6 years
                   Expected volatility               42.5%             42.6%             42.7%
                   Expected dividend  yield          0%                0%                0%

--------------------------------------------------------------------------------

For the purpose of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended August 31, 2001, 2000, and 1999 were as follows:

--------------------------------------------------------------------------------

                                                   2001               2000             1999
                                                  -------           -------          -------
                 Pro forma net income (loss)
                     (in thousands)               $ 2,911         $ (6,715)          $ (5,072)
                 Pro forma earnings (loss)
                     per share diluted            $  0.44         $  (1.13)          $  (0.99)

--------------------------------------------------------------------------------

The pro forma effect on net income for 2001 and net losses for 2000 and 1999 is not likely to be representative of the pro forma effect on reported earnings in future years.

NOTE 8 - CITY NOTES RECEIVABLE

The City Notes, with interest rates ranging from 8% to 10%, which were sold in April 2000 (see Note 9), represent amounts loaned to U.S. municipalities and agencies to facilitate real property acquisition and improvements. Repayment of the majority of these notes were generally based on that municipality's allocation of sales tax revenues generated by retail businesses located on the particular property associated with such City Note. City Note repayments were calculated in accordance with specific revenue sharing agreements, and, under the terms of most City Notes, the unpaid balance of the note was to be forgiven on its maturity date. Interest income was recognized based upon the stated interest rates and amounted to $948,000 and $1.7 million for the years ended August 31, 2000 and 1999, respectively.

NOTE 9 - SALE OF ASSETS

During fiscal 2001, the Company, through its majority and wholly owned subsidiaries, sold $2.2 million in land. The properties were mainly excess land surrounding its warehouses. These sales resulted in a gain of approximately $2.0 million.

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

NOTE 10 - PROPERTY HELD FOR SALE

Property held for sale includes improved land which the Company expects to dispose of in the next twelve months. Property held for sale was $726,000 and $1.7 million as of August 31, 2001 and 2000, respectively.

As the property is held for sale, the net results of the real estate operations are included in other income (expense) on the consolidated statements of operations. The net results for fiscal 2001 and 2000 were not material, and for fiscal 1999 were $1.3 million.

NOTE 11 - FOREIGN CURRENCY INSTRUMENTS

PriceSmart transacts business primarily in various Central American and Caribbean foreign currencies. The Company, at times, enters into non deliverable forward currency exchange contracts that are generally for short durations of six months or less. The resulting gains or losses from the non deliverable forward currency exchange contracts entered into for the periods presented have not been material. As of August 31, 2001, the Company had $2.0 million in non deliverable forward currency exchange contracts outstanding. As there is no formal contemporaneous documentation for non deliverable forward currency exchange contracts and provided no physical exchange of currency occurs at maturity (only the resulting gain or loss), they are not reflected on the balance sheet. If the non deliverable forward exchange contracts were recorded based on their fair values, the effect would be immaterial. As of August 2000, the Company had no non deliverable forward exchange contracts outstanding.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company is committed under 17 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2003 and 2032. Rental expense charged to operations under operating leases totaled approximately $4.6 million, $2.2 million, and $1.4 million, for fiscal years 2001, 2000, and 1999, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):


                        YEARS ENDED AUGUST 31,                              AMOUNT
                        ----------------------                         ---------------
                        2002                                           $    6,373
                        2003                                                7,343
                        2004                                                7,335
                        2005                                                7,402
                        2006                                                7,419
                        Thereafter                                        106,760
                                                                       ---------------
                        Total                                          $  142,632
                                                                       ===============

From time to time the Company and its subsidiaries are subject to legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any such legal proceedings or claims (other than disclosed below) that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, cash flow or liquidity.

On May 18, 2001, the Company opened its first warehouse in Manila, Philippines. The warehouse is operated (through a joint venture of which the Company is the majority owner) under the name of "S&R Price Membership Shopping Warehouse". On June 15, 2001 the joint venture was served with a Complaint filed by a former Company licensee whose license was terminated by the Company in 1998. The Complaint alleges that the license was inappropriately terminated and that the former licensee therefore maintains the exclusive right for 20 years to own and operate warehouses licensed by the Company in the Philippines. On June 15 the joint venture was also served with a temporary restraining order issued in that action, requiring that the Company cease its operations in the Philippines. The Company closed the warehouse in accordance with the temporary restraining order, but reopened on June 19, 2001 after the Philippine Court of Appeals issued its own temporary restraining order staying enforcement of the restraining order that had closed the warehouse. The trial court judge subsequently issued an order lifting the restraining order. The parties currently are awaiting a decision from the Court of Appeals on the application, by the Company's joint venture, to dismiss or abate the lawsuit pending arbitration in Sydney, Australia, pursuant to a contractual arbitration clause previously agreed to by the parties.

The Company maintains that the factual allegations and legal claims asserted in the Complaint are without merit and intends to defend them vigorously. Nevertheless, adverse rulings by the Philippine courts or in the arbitration proceedings, may suspend or shut-down current operations, delay or prevent future openings in the Philippines.

NOTE 13 - ACQUISITION OF MINORITY INTERESTS

On July 24, 2001, the Company entered into agreements to acquire an additional 27.5% interest in the PriceSmart Trinidad majority owned subsidiary, which previously had been 62.5% owned by the Company (see Note 16). The purchase price of the 27.5% interest consisted of: (a) 20,115 shares of PriceSmart common stock; (b) a 9% interest in the PriceSmart Barbados subsidiary; (c) a 17.5% interest in the PriceSmart Jamaica subsidiary; (d) a promissory note of $314,000; (e) forgiveness of a note receivable due to the Company of $317,000 and (f) assumption of remaining contributions of $340,000 shown net of minority interest acquired. As a result of this additional interest acquired, the Company increased its guarantee proportionately for the outstanding long term debt related to the Trinidad operations.

On March 27, 2000, the Company entered into an agreement to acquire the remaining interest in the PriceSmart Panama majority owned subsidiary, which previously had been 51% owned by the Company and 49% owned by BB&M International Trading Group ("BB&M"), whose principals are several Panamanian businessmen, including Rafael Barcenas, a director of PriceSmart (see Note 16). In exchange for BB&M's 49% interest, the Company issued to BB&M's principals 306,748 shares of PriceSmart common stock. As a result of this acquisition, the Company increased its guarantee for the outstanding long term debt related to the Panama operations to 100%.

Under the Stock Purchase Agreement, as amended, related to the Panama Acquisition, the Company agreed to redeem the shares of the Company's common stock issued to BB&M at a price of $46.86 per share following the one-year anniversary of the completion of the acquisition upon the request of BB&M's principals. On April 5, 2001, the Company repurchased 242,144 shares of its common stock, par value $.0001 par value per share, for an aggregate of approximately $11.4 million in cash, resulting in an incremental goodwill adjustment of approximately $1.1 million. The Company has agreed to redeem, at its option for cash or additional stock, the remaining 64,604 shares following the second anniversary of the completion of the acquisition at the price of $46.86 per share upon the holders' request.

On July 7, 2000, the Company agreed to acquire the 40% interest in PSMT Caribe, Inc. not held by the Company. PSMT Caribe is the holding company formed by PriceSmart and PSC, S.A. (a Panamanian company with shareholders representing five Central American and Caribbean countries) to hold their respective interests in the PriceSmart membership warehouse clubs operating in Costa Rica, El Salvador, Honduras and the

Dominican Republic. As consideration for the acquisition of the 40% interest, PriceSmart issued to PSC, S.A. 679,500 shares of PriceSmart common stock, half of which were restricted from sale for one year. As a result of this acquisition, PriceSmart, Inc. has increased its guarantee for the outstanding long term debt related to the warehouses operating in Costa Rica, El Salvador, Honduras and the Dominican Republic to 100%.

Results from operations of the acquired minority interests have been included, based on sole ownership, in the financial results of the Company from the date of the transactions, which occurred on July 24, 2001, March 27, 2000 and July 7, 2000 for Trinidad, Panama and PSMT Caribe, Inc., respectively.

The acquisitions were accounted for as purchases under Accounting Principles Board Opinion No. 16 (APB No. 16) and SFAS 141. In accordance with APB No. 16 and SFAS 141, the Company allocated the purchase prices of the acquisitions based on the fair value of the assets acquired. The excess of the purchase price over the fair value of assets acquired was $21.3 million and is reflected in goodwill, net of accumulated amortization of $1.2 million, in the accompanying consolidated balance sheets.

The components of the purchase prices and allocations, as adjusted, for the acquisitions are as follows (in thousands):


                                                                          PSMT
                                       TRINIDAD         PANAMA          CARIBE, INC.       TOTAL
                                       ----------     ------------    -------------     -----------
  Consideration and acquisition costs:
      Issuance of common stock           $   795        $   2,617       $   27,010         $30,422
      Cash                                   314           11,347                -          11,661
      Forgiveness of note receivable         317                -                -             317
      Interest in PriceSmart ventures      1,651                -                -           1,651
      Acquisition costs                      225               35              341             601
                                       ----------     ------------    -------------     -----------
                  Total                  $ 3,302        $  13,999       $   27,351         $44,652
                                       ==========     ============    =============     ===========

  Allocation of purchase price:
      Land                               $   423        $     806       $    3,093         $ 4,322
      Minority interest                    2,167            6,234           10,580          18,981
      Goodwill                               712            6,959           13,678          21,349
                                       ----------     ------------    -------------     -----------
                  Total                  $ 3,302        $  13,999       $   27,351         $44,652
                                       ==========     ============    =============     ===========

In connection with the acquisition of the Trinidad operations, the allocation of the purchase price is based on preliminary data and may change when final valuation information is obtained.

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


                                                                    YEARS ENDED AUGUST 31,
                                                         -----------------------------------------------
                                                             2001            2000             1999
                                                         -------------    ------------    --------------
       Total revenue                                         $488,950        $304,615          $108,872
       Operating income (loss)                                  6,589         (13,490)          (12,736)
       Net income (loss)                                     $  4,070        $ (7,515)         $ (4,341)
       Basic earnings (loss) per share                       $   0.65        $  (1.40)         $  (0.85)
       Diluted earnings (loss) per share                     $   0.61        $  (1.40)         $  (0.85)

NOTE 14 - INCOME TAXES

Significant components of the income tax provision (benefit) are as follows (in thousands):


                                                     YEARS ENDED AUGUST 31,
                                            -----------------------------------------
                                               2001            2000          1999
                                            -----------     -----------    ----------
       Current:
          Domestic                               -              -              -
          Foreign                              1,652            -              190
                                            -----------     -----------    ----------
                                               1,652            -              190

       Deferred:
          Domestic                            (1,448)         (2,484)       (1,136)
          Foreign                               (679)         (3,145)           15
          Valuation Allowance                   (111)          5,510         1,121
                                            -----------     -----------    ----------
                                              (2,238)           (119)          -

                                            -----------     -----------    ----------
       Total provision (benefit)            $   (586)       $   (119)      $   190
                                            ===========     ===========    ==========

The reconciliation of income tax computed at the Federal statutory tax rate to the provision (benefit) for income taxes is as follows (in thousands):

                                                                          YEARS ENDED AUGUST 31,
                                                                 -----------------------------------------
                                                                    2001           2000           1999
                                                                 -----------    -----------     ----------
         Federal taxes at statutory rates                        $      951     $   (1,891)     $  (1,259)
         State taxes, net of Federal benefit                            163           (334)          (222)
         Difference in foreign tax rates and permanent items           (627)        (1,364)           650
         Increase (decrease) in valuation allowance
               for deferred tax assets and other                     (1,098)         4,055          1,121
         All other, net                                                  25           (585)          (100)
                                                                 -----------    -----------     ----------
               Total provision (benefit)                         $     (586)    $     (119)     $     190
                                                                 ===========    ===========     ==========

The change in the valuation allowance for 2001 and 2000 includes the future tax benefit of stock option deductions of approximately $987,000 and $1.5 million, respectively, which when recognized will be allocated to additional paid in capital.

Significant components of the Company's deferred tax assets as of August 31, 2001, and 2000 are shown below. A valuation allowance of $30.3 million at August 31, 2001, has been recognized to offset the deferred tax assets as realization of such assets, is uncertain (in thousands).


                                                                        AUGUST 31,
                                                                 --------------------------
                                                                    2001           2000
                                                                 -----------    -----------
         Deferred tax assets:
              Net operating loss carryforward                     $  17,267       $ 16,185
              Capital loss carryforward                              10,137         10,137
              International                                           3,936          3,257
              Deferred compensation                                     816            668
              All other, net                                            518            507
                                                                 -----------    -----------
         Total deferred tax assets                                   32,674         30,754

         Deferred tax liabilities:
              Unrealized gains on marketable securities                   -           (207)
                                                                 -----------    -----------
              Total deferred tax liabilities                              -           (207)
         Valuation allowance                                        (30,317)       (30,428)
                                                                 -----------    -----------
         Net deferred tax assets                                 $    2,357       $    119
                                                                 ===========    ===========

During fiscal 2001, management reassessed the valuation allowance recorded against net deferred tax assets generated in certain foreign jurisdictions. Based on the operating results of certain foreign entities, management believes it is more likely than not that the Company will realize deferred tax assets. Accordingly, the Company has recognized foreign net deferred tax assets of $2,238,000. As of August 31, 2001, the Company has Federal and state net operating loss carry-forwards of approximately $46.5 million and $16.6 million, respectively. The Federal and state tax loss carry forwards will begin expiring in 2001 and 2010, respectively, unless previously utilized. In addition, the Company incurred a Federal and state capital loss on the sale of the City Notes in fiscal 2000 totaling $25.4 million. The associated tax loss carryforward will expire in 2006.

Pursuant to Section 382 of the Internal Revenue Code, annual use of $11.8 million of the Company's net operating loss carry forwards will be limited because of cumulative changes in ownership of more than 50% which occurred during 1995. However, the Company does not believe such change will have a material impact upon utilization of these carryforwards.

NOTE 15 - DEBT

As of August 31, 2001, the Company had $22.2 million outstanding in short-term bank borrowings as follows:

In April 2000, the Company, through its Dominican Republic subsidiary, entered into a line of credit for $2.0 million, which was due in six months and subsequently renewed for another six months. Interest is payable monthly at 9% per annum. In June and July 2001, the Company, through its Dominican Republic subsidiary, entered into two separate line of credit facilities of $2.0 million each, both of which are due in six months. Interest on both facilities is payable monthly at 10.5% and 9% per annum, respectively.

In June 2001, the Company, through its joint venture arrangement in Guatemala entered into a line of credit for approximately $1.9 million, which is due in twelve months. Interest is payable monthly at 15% per annum. In July 2001, the Company, through its joint venture arrangement in Guatemala, entered into a line of credit for approximately $2.6 million, which is due in twelve months. Interest is payable monthly at 13% per annum.

In July 2001, the Company, through its Honduras subsidiary, entered into a line of credit for $2.0 million, which is due in six months. Interest is payable monthly at 11% per annum.

In March 2001, the Company, through its El Salvador subsidiary, entered into a line of credit for $1.0 million, which was due in six months and subsequently renewed for another six months. Interest is payable monthly at 9% per annum. In March 2001, the Company, through its El Salvador subsidiary, entered into a line of credit for approximately $1.9 million, which is due in twelve months. Interest is payable monthly at 10% per annum.

In July 2001, the Company, through its Costa Rica subsidiary, entered into a line of credit for $2.0 million, which is due in six months. Interest is payable monthly at 7.75% per annum. In August 2001, the Company through its Costa Rica subsidiary, entered into a line of credit for $3.0 million, which is due in six months. Interest is payable monthly and based on the prime rate plus 2% (8.5% at August 31, 2001).

In May 2001, the Company, through its joint venture arrangement in the Philippines, entered into a line of credit for approximately $1.5 million, which is due in twelve months. Interest is payable monthly at 12.5% per annum.

As of August 31, 2001, the full amounts were drawn for each of the facilities listed above. Each of the facilities is secured by certain assets of the respective subsidiary and $19.8 million of the total are guaranteed by the Company as of August 31, 2001.

In October 2000, the Company entered into a new line of credit for $10 million, which expires in July 2002. As of August 31, 2001, $314,000 is outstanding and $9.7 million is available under the revolving line of credit. Interest is based on the 30-day dealer commercial paper rate plus 1.65% (5.15% at August 31, 2001) and is payable monthly.

Long-term debt consist of the following (amounts in thousands):


                                                                             AUGUST 31,
                                                                   ------------------------------
                                                                       2001              2000
                                                                   --------------    ------------
 7.45%     Note due October 2004 (six-month LIBOR + 4.0%)            $   4,126          $  5,255
 8.50%     Note due June 2005 (prime + 2.0%)                               -               3,900
 8.85%     Note due May 2005 (six-month LIBOR + 5.4%)                      -               5,900
14.00%     Note due May 2003                                             3,750             3,750
11.25%     Note due August 2003                                          3,750             3,750
11.25%     Note due May 2004                                             3,750                 -
 7.45%     Note due September 2010 (six-month LIBOR + 4%)               22,000                 -
 7.45%     Note due September 2010 (six-month LIBOR + 4%)                5,000                 -
11.50%     Note due upon demand                                          3,750             3,750
 7.46%     Note due December 2004 (three-month LIBOR + 4%                3,688             4,560
 5.45%     Note due March 2011 (six-month LIBOR + 2%)                   10,000                 -
 8.59%     Note due February 2005 (three-month LIBOR + 5.125%)           2,800             3,360
 7.96%     Note due November 2005 (three-month LIBOR + 4.5%)                 -             7,000
 9.11%     Note due February 2005 (three-month LIBOR + 5.645%)           2,907             3,780
 7.46%     Note due June 2007 (six-month LIBOR + 4.0%)                   5,357             3,000
 5.21%     Note due October 2005 (three-month LIBOR + 1.75%)             9,417            11,300
 7.46%     Note due March 2011 (three-month LIBOR + 4.0%)                5,850                 -
                                                                   --------------    ------------
                Total                                                   86,145            59,305
                Less: current portion                                    6,842             8,773
                                                                   --------------    ------------
                Long-term debt                                       $  79,303          $ 50,532
                                                                   ==============    ============

All of the notes are collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company, except for approximately $24.0 million and $11.3 million at August 31, 2001 and 2000, respectively, which are secured by a collateral deposit for the same amount and is included in restricted cash on the consolidated balance sheets. In addition, the Company drew on the $3.0 million that was available on one note at August 31, 2000.

Annual maturities of long-term debt during the next five years are as follows (amounts in thousands):


                              YEARS ENDED                                  ANNUAL
                               AUGUST 31,                                 MATURITY
                        -------------------------                      ---------------
                                  2002                                        $ 6,842
                                  2003                                         16,030
                                  2004                                         10,218
                                  2005                                         14,987
                                  2006                                          5,209
                                  Thereafter                                   32,859
                                                                       ---------------
                                 Total                                        $86,145
                                                                       ===============

Under the terms of each of its note agreements, the Company must comply with certain covenants which include, among others, current ratio, debt service ratio, interest coverage ratio and leverage ratio. The Company is in compliance with most of these covenants and has obtained the necessary waivers from the lenders for the covenants for which the Company is out of compliance.

NOTE 16 - RELATED PARTY TRANSACTIONS

Mr. Edgar Zurcher is a director of the Company and has also been a director and officer of PSMT Caribe, Inc., a subsidiary of the Company. Mr. Zurcher is also the managing partner of the law firm Zurcher, Montoya and Zurcher, in Costa Rica, which the Company has utilized in legal matters and incurred legal expenses of $20,000 during fiscal 2001. Mr. Zurcher is also a director of a vendor from which the Company purchased approximately $258,200 and $227,000 of product during fiscal 2001 and fiscal 2000 respectively. In November 2000, the Company's subsidiary in the Dominican Republic sold to PSC, S.A., of which Mr. Zurcher is a director and minority shareholder, excess land at its Santo Domingo warehouse for approximately $249,000. In July 2001, the Company agreed to purchase a 5.0% interest in the PriceSmart Trinidad operations from PSC, S.A., in exchange for 7.5% of the Company's interest in the PriceSmart Jamaica operations and the assumption of $100,000 in remaining equity contributions due to the Trinidad operations. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000, of which $700,000 is outstanding as of August 31, 2001. Additionally, Mr. Zurcher is a director of Banco Promerica (El Salvador), which entered into a $1 million short-term credit facility with the Company during fiscal 2000 and was repaid in January 2001. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), that is due in March 2002.

Mr. Rafael Barcenas is a director of the Company and is also Vice President of Boyd, Barcenas, S.A., an advertising firm in Panama, to which the Company paid approximately $95,000 and $187,000 for services rendered during fiscal 2001 and fiscal 2000, respectively. In July 2001, the Company agreed to purchase a 2.5% interest in the PriceSmart Trinidad operations from an affiliate of Mr. Barcenas in exchange for 6,490 shares of the Company's common stock and assume $40,000 in remaining equity contributions due to the Trinidad operations. In November 2000, the Company sold excess land in Panama through its Panamanian subsidiary in David, Panama for approximately $471,000 to an affiliate of Mr. Barcenas. In March 2000, the Company acquired sole ownership of the PriceSmart Panama business, which previously had been 51% owned by the Company and 49% owned by BB&M International Trading Group ("BB&M"), whose principals are several Panamanian businessmen, including Mr. Barcenas. In return for BB&M's 49% interest, PriceSmart conveyed to BB&M's principals 306,748 shares of common stock. In January 2000, the Company sold a five percent interest in PSMT Trinidad/Tobago Limited ("PSMT Trinidad"), which operates the Company's Trinidad and Tobago business, to an affiliate of Mr. Barcenas for $400,000.

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

NOTE 17 - SEGMENTS

The Company, through sole or majority ownership, is principally engaged in international membership shopping stores operating primarily in Central America, Caribbean and Asia (see Note 1) at the end of fiscal 2001. The Company has identified segments based on geographic area. All intercompany transactions between segments have been eliminated. Certain operating costs are incurred at the Company's corporate headquarters and are not allocated to the segment operating income (loss) presented below (in thousands).


                                                         YEARS ENDED AUGUST 31,
                                             ------------------------------------------------
                                                 2001             2000             1999
                                             ------------     -------------    --------------
         Revenues:
           United States                        $  1,840         $   5,169         $  18,933
           Central America/Caribbean             476,425           299,446            89,939
           Asia                                   10,685                 -                 -
                                             ------------     -------------    --------------
                                                $488,950         $ 304,615         $ 108,872

         Operating income (loss):
           United States                        $ (7,594)        $ (14,874)        $  (9,684)
           Central America/Caribbean              14,428             1,384            (3,052)
           Asia                                     (245)                -                -
                                             ------------     -------------    --------------
                                                $  6,589         $ (13,490)        $ (12,736)

         Identifiable Assets:
           United States                        $ 53,395         $  54,608         $  52,787
           Central America/Caribbean             251,083           206,792            99,287
           Asia                                   19,602                 -                 -
                                             ------------     -------------    --------------
                                                $324,080         $ 261,400         $ 152,074
                                             ============     =============    ==============

NOTE 18 - EXTRAORDINARY ITEMS

Earthquake - On January 13, 2001 an earthquake, and subsequent aftershocks, occurred in Central America that impacted most particularly El Salvador. The Company has two warehouses operating in El Salvador, in the cities of San Salvador and Santa Elena. These two facilities had no structural damage and each was reopened shortly after the initial earthquake. The total losses sustained, net of reimbursable insurance amounts totaled approximately $120,000. Net warehouse sales for the operations in El Salvador were not impacted and did not have a materially adverse impact on the overall financial operating results of the Company.

Debt restructuring - In fiscal 2001, the Company retired $15.9 million of high interest long-term debt with proceeds from three loans totaling $37 million ($22 million, $10 million and $5 million). The interest on these loans ranged between six-month LIBOR plus 2.0% and 4.0%. These debt retirements resulted in a loss of $229,000, net of tax.

NOTE 19 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


FISCAL 2001
                                           THREE MONTHS    THREE MONTHS     THREE MONTHS    THREE MONTHS         YEAR
                                               ENDED          ENDED            ENDED           ENDED             ENDED
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)    NOV. 30, 2000   FEB. 28, 2001    MAY 31, 2001    AUG. 31, 2001     AUG. 31, 2001
---------------------------------------------------------------------------------------------------------------------------
Total net sales                            $ 108,163       $  124,953       $  119,660      $  136,174        $  488,950
Gross profit                                  17,691           21,118           20,439          23,981            83,229
Income (loss) before extraordinary items         846            2,634             (431)            684             3,733
Net income (loss)                                846            2,514             (431)            455             3,384
Basic earnings (loss) per share before
extraordinary items                             0.14             0.42            (0.07)           0.11              0.60
Basic earnings (loss) per share                 0.14             0.40            (0.07)           0.07              0.54
Diluted earnings (loss) per share before
extraordinary items                             0.13             0.39            (0.07)           0.10              0.56
Diluted earnings (loss) per share               0.13             0.38            (0.07)           0.07              0.51


FISCAL 2000
                                           THREE MONTHS    THREE MONTHS     THREE MONTHS    THREE MONTHS         YEAR
                                               ENDED          ENDED            ENDED           ENDED             ENDED
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)    NOV. 30, 1999   FEB. 29, 2000    MAY 31, 2000    AUG. 31, 2000     AUG. 31, 2000
---------------------------------------------------------------------------------------------------------------------------
Total net sales                            $  53,715       $   79,951       $   74,348      $   96,601        $  304,615
Gross profit                                   9,410           13,681           10,864          14,008            47,963
Income (loss) before extraordinary items      (2,768)             207            1,703          (4,586)           (5,444)
Net income (loss)                             (2,768)             207            1,703          (4,586)           (5,444)
Basic earnings (loss) per share before
extraordinary items                            (0.54)            0.04             0.32           (0.77)            (1.01)
Basic earnings (loss) per share                (0.54)            0.04             0.32           (0.77)            (1.01)
Diluted earnings (loss) per share before
extraordinary items                            (0.54)            0.04             0.28           (0.77)            (1.01)
Diluted earnings (loss) per share              (0.54)            0.04             0.28           (0.77)            (1.01)

PRICESMART, INC.
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock has been quoted and traded on the NASDAQ National market under the symbol "PSMT" since September 2, 1997. As of November 9, 2001, there were approximately 430 holders of record of the common stock.


-------------------------------------------------------------------------------
                                                    DATES                       STOCK PRICE
                                           -------------------------      ------------------------
                                             FROM            TO             HIGH           LOW
                                           ----------    -----------      ----------    ----------
         2000 CALENDAR QUARTERS
         First Quarter                        9/1/99       11/30/99         $42.750       $34.500
         Second Quarter                      12/1/99        2/29/00          48.125        37.375
         Third Quarter                        3/1/00        5/31/00          49.250        32.688
         Fourth Quarter                       6/1/00        8/31/00          44.000        35.250

         2001 CALENDAR QUARTERS
         First Quarter                        9/1/00       11/30/00           38.938       26.750
         Second Quarter                      12/1/00        2/28/01           36.000       27.000
         Third Quarter                        3/1/01        5/31/01           43.350       30.500
         Fourth Quarter                       6/1/01        8/31/01           44.500       35.080

         2002 CALENDAR QUARTERS
         First Quarter                        9/1/01        11/9/01          43.930        28.750

-------------------------------------------------------------------------------

The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

DIRECTORS

The table below indicates the name, position with the Company and age of each director:


NAME                              POSITION WITH THE COMPANY                                      AGE
----                              -----------------------------------------------------          ---
Robert E. Price                   Chairman of the Board                                          59
Gilbert A. Partida                President, Chief Executive Officer and Director                39
Rafael E. Barcenas                Director                                                       57
James F. Cahill                   Director                                                       46
Murray L. Galinson                Director                                                       64
Katherine L. Hensley              Director                                                       64
Leon C. Janks                     Director                                                       52
Lawrence B. Krause                Director                                                       71
Jack McGrory                      Director                                                       52
Edgar A. Zurcher                  Director                                                       51

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

RAFAEL E. BARCENAS has been a director of the Company since April 1998. Mr. Barcenas has also been a director and officer of PriceSmart Panama, S.A.(formerly known as PriceCostco de Panama, S.A.) and PriceSmart Real Estate, S.A. (formerly known as PB Real Estate, S.A.), which are subsidiaries of the Company, since their formation in September 1995 and July 1997, respectively. Additionally, Mr. Barcenas has been a principal of BB&M International Trading Group, a Panamanian company (which previously owned 49% of both PriceCostco de Panama, S.A. and PB Real Estate, S.A.) from March 1995 until March 2000. Mr. Barcenas has been General Director of Boyd, Barcenas, S.A., the largest advertising agency in Panama, since April 1971.

JAMES F. CAHILL has been a director of the Company since November 1999 and has served as a director of PEI since August 1997. In September 2001, PEI completed a merger transaction with its former parent, Excel Legacy Corporation, a Delaware corporation ("Legacy"), pursuant to which a subsidiary of PEI was merged with and into Legacy. Upon completion of the merger, Legacy became a wholly owned subsidiary of PEI, which changed its name to Price Legacy Corporation ("Price Legacy"), and Mr. Cahill continues to serve as a director. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of TPC and related entities. Prior to 1987, Mr. Cahill was employed by TPC for ten years, with his last position being Vice President of Operations.

MURRAY L. GALINSON has been a director of the Company since November 2000. Mr. Galinson served as a director of PEI from August 1994 until November 1999 and currently serves as director of Price Legacy. Additionally, Mr. Galinson has been Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997 and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997.

KATHERINE L. HENSLEY has been a director of the Company since July 1997 and served as a director of PEI from December 1994 until July 1997. She is a lawyer and a retired partner of the law firm of O'Melveny & Myers in Los Angeles, California. Ms. Hensley joined O'Melveny & Myers in 1978 and was a partner from 1986 to February 1992. From 1994 to 2000, Ms. Hensley served as a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

LEON C. JANKS has been a director of the Company since July 1997 and served as a director of PEI from March 1995 until July 1997. He has been a partner in the accounting firm of Green, Hasson & Janks LLP in Los Angeles, California since 1980. Mr. Janks also serves on the board of directors of Expert Ease Software, Inc., a privately held corporation. Mr. Janks has extensive experience in domestic and international business serving a wide variety of clients in diverse businesses and is a Certified Public Accountant.

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

JACK MCGRORY has been a director of the Company since November 2000. Mr. McGrory serves as Chairman of the Board of Price Legacy, and was President and Chief Executive Officer of PEI from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. He is also President of Downtown Development, Inc., which is responsible for coordinating construction of the new San Diego Padres ballpark and the San Diego Padres' commercial real estate activities. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego.

EDGAR A. ZURCHER has been a director of the Company since November 2000. Mr. Zurcher has also been a director and officer of PSMT Caribe, Inc., a subsidiary of the Company, since its inception in December 1998. Additionally, Mr. Zurcher has been a director of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. Mr. Zurcher is also the managing partner of the law firm Zurcher, Montoya and Zurcher in Costa Rica. Additionally, he is Chairman of Banca Promerica (Costa Rica) and is a director of Banco Promerica (El Salvador) and a director of Banco Promerica (Honduras).

EXECUTIVE OFFICERS OF THE COMPANY

The table below indicates the name, position and age of the executive officers of the Company:


NAME                        POSITION WITH THE COMPANY                                                         AGE
----                        -----------------------------------------------------                             ---
Gilbert A. Partida          President, Chief Executive Officer and Director                                   39
Kevin C. Breen              Executive Vice President-Operations                                               41
Robert M. Gans              Executive Vice President, Secretary and General Counsel                           52
John D. Hildebrandt         Executive Vice President-Central American & Caribbean Operations                  43
Thomas D. Martin            Executive Vice President-Merchandising                                            45
William J. Naylon           Executive Vice President-Merchandising                                            39
Allan C. Youngberg          Executive Vice President and Chief Financial Officer                              49

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

JOHN D. HILDEBRANDT has been Executive Vice President-Central American and Caribbean Operations of the Company since July 2001 and served as Senior Vice President of the Company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of the Company from September 1998 until August 2000, overseeing oerations in Central America. Mr. Hildebrandt served as the Company's Country Manager in the Philippines and Panama from 1996 until August 1998. Prior to joining PEI as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for TPC since 1979.

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

WILLIAM J. NAYLON has been Executive Vice President-Merchandising of the Company since July 2001 and served as Senior Vice President of the Company from March 1998 until July 2001. From September 1995 through February 1998, Mr. Naylon was Managing Director for PriceSmart's licensee warehouse club operation in Indonesia. Prior to joining PriceSmart, Mr. Naylon was a General Manager for Costco and had served in various management roles for TPC.

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