Form 10-K/A, Exhibit 13
period 2001-08-31
PRICESMART INC
filed 2002-01-10
CIK 1041803

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are the financing of land, construction and equipment costs associated with new warehouse stores, plus preopening costs and working capital requirements.

Net cash used in operating activities was $2.7 million, $13.7 million and $8.0 million in fiscal 2001, 2000 and 1999, respectively. For fiscal 2001, cash used in operating activities improved over the prior fiscal year as the existing sixteen warehouses at the end of fiscal 2000 increased in operating profitability, offset by six new warehouses opened during fiscal 2001. In fiscal 2000, cash used in operating activities increased primarily as a result of the eleven new warehouses opened within the fiscal year, offset by income generated by the sale of the travel program in fiscal 2000. In fiscal 1999, income from the Company's travel and auto programs was offset primarily by the three warehouse openings that occurred within the fiscal year. As a result of the additional warehouse openings over the periods presented, other components of working capital--such as merchandise inventory, accounts payable and receivables--have increased accordingly. Receivables also have increased as part of the Company's wholesale program and in connection with the sale of certain real estate. Changes in restricted cash, which also have increased cash used in operating activities during the periods presented, primarily represent deposits that are pledged as collateral for debt which was secured during the periods presented.

Net cash provided by (used in) investing activities was $(42.4) million, $(45.1) million and $5.4 million in fiscal 2001, 2000 and 1999, respectively. The investing activities relate primarily to additions to property and equipment for new warehouses of $45.4 million, $79.1 million and $37.2 million for fiscal 2001, 2000 and 1999, respectively. The Company opened six, eleven and five warehouses during fiscal 2001, 2000 and 1999, respectively. During each of the fiscal years presented, the Company utilized cash from the sale of marketable securities, excess real estate and City Notes to fund the construction of new warehouses and general working capital requirements. On April 5, 2001, the Company repurchased 242,144 shares of its common stock for an aggregate of approximately $11.4 million in cash. The Company repurchased these shares pursuant to its obligations under the Stock Purchase Agreement, as amended, relating to the Company's acquisition in March 2000 of the 49% minority interest in its Panamanian subsidiaries which previously had been owned by BB&M International Trading Group ("BB&M"). In exchange for BB&M's 49% interest, the Company issued to BB&M's principals 306,748 shares of the Company's common stock and agreed to redeem the shares issued to BB&M at a price of $46.86 per share following the one-year anniversary of the completion of the acquisition upon the request of BB&M's principals. The Company has agreed to redeem the remaining 64,604 shares following the second anniversary of the completion of the acquisition at the price of $46.86 per share upon the holder's request.

Net cash provided by financing activities was $47.2 million, $68.7 million and $12.1 million in fiscal 2001, 2000 and 1999, respectively. The change between the periods is primarily attributable to changes in net bank borrowings and contributions made by minority shareholders in conjunction with new warehouses opened within the periods presented. In fiscal 2001, the Company sold approximately 68,000 shares of treasury stock for $2.6 million. In fiscal 1999, the Company purchased approximately 434,000 shares of its outstanding common stock for $6.6 million.

For fiscal 2002, the Company's current intention is to spend an aggregate between $30 million to $44 million for land, building and equipment for four to six new warehouses. Actual capital expenditures for new warehouse locations and operations may vary from estimated amounts depending on the number of new warehouses actually opened, business conditions and other risks and uncertainties to which the Company and its businesses are subject. The Company, primarily through its foreign subsidiaries, intends to increase bank borrowings by $20 million to $27 million during fiscal 2002, depending on the number of stores opened, and to use these proceeds, as well as excess cash and cash generated from existing operations, to finance these expenditures.

The Company believes that borrowings under its current and future credit facilities, together with its other sources of liquidity, will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future. However, if such sources of liquidity are insufficient to satisfy the Company's liquidity requirements, the Company may need to sell equity or debt securities, obtain additional credit facilities or reduce the number of anticipated warehouse openings. Furthermore, the Company has and will continue to consider sources of capital, including the sale of equity or debt securities, to strengthen its financial position and liquidity. There can be no assurance that such financing alternatives will be available under favorable terms, if at all.

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

In fiscal 2001, the foreign currency translation adjustment for the Company's non-U.S. denominated majority or wholly owned subsidiaries operating in Central America, the Caribbean and Asia increased to $962,000 from $633,000 and $245,000 at the end of fiscal 2000 and fiscal 1999, respectively. Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue. PriceSmart transacts business primarily in various Central American and Caribbean foreign currencies. The Company, at times, enters into non deliverable forward currency exchange contracts (NDFs) that are generally for short durations of six months or less and no physical exchange of currency occurs at maturity (only the resulting gain or loss). The premium associated with each NDF is amortized on a straight line basis over the term of the NDF, and realized gains or losses are recognized on the settlement date in cost of goods sold. The related receivable or liability with counterparties to the NDFs is recorded in the consolidated balance sheet. If the NDFs were recorded based on a mark-to-market basis, the effect would be immaterial for all periods presented. In addition, all NDFs entered into for the periods presented did not, individually or in the aggregate, result in a material gain or loss upon settlement. Although, the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of the NDFs are designated as hedges. As of August 31, 2001 and 2000, the Company had $2.0 million and $0 in NDFs outstanding, respectively. The
Company may continue to purchase NDFs in the future to mitigate foreign exchange losses, but due to the volatility and lack of derivative financial instruments in the countries the Company operates, significant risk from unexpected devaluation of local currencies exist. Foreign exchange transaction losses realized, which are included as a part of the costs of goods sold in the consolidated statements of operations, for fiscal 2001, fiscal 2000 and fiscal 1999 (including the cost of the NDFs) were $718,000, $1.3 million and $538,000, respectively.

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


The fair value of the marketable securities is based on quoted market prices for the same or similar type issues. For fiscal 2001, there were no gross realized gains or losses. Gross realized losses were $104,000 for fiscal 2000. Gross realized gains were $2.4 million for fiscal 1999. Marketable securities held by the Company at August 31, 2000 had maturities of one year or less.

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

NOTE 11 - FOREIGN CURRENCY INSTRUMENTS

PriceSmart transacts business primarily in various Central American and Caribbean foreign currencies. The Company, at times, enters into non deliverable forward currency exchange contracts (NDFs) that are generally for short durations of six months or less and no physical exchange of currency occurs at maturity (only the resulting gain or loss). The premium associated with each NDF is amortized on a straight line basis over the term of the NDF, and realized gains or losses are recognized on the settlement date in cost of goods sold. The related receivable or liability with counterparties to the NDFs is recorded in the consolidated balance sheet. If the NDFs were recorded based on a mark-to-market basis, the effect would be immaterial for all periods presented. In addition, all NDFs entered into for the periods presented did not, individually or in the aggregate, result in a material gain or loss upon settlement. Although, the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of the NDFs are designated as hedges. As of August 31, 2001 and 2000, the Company had $2.0 million and $0 in NDFs outstanding, respectively.

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

Results from operations of the acquired minority interests have been included in the consolidated financial results of the Company from the date of the transactions, which occurred on July 24, 2001, March 27, 2000 and July 7, 2000 for Trinidad, Panama and PSMT Caribe, Inc., respectively. As a result of the acquisitions, the Company will have greater autonomy over the operations of each subsidiary and will recognize a greater percentage from the results of operations for each subsidiary.

Each of the acquisitions was accounted for as a purchase under Accounting Principles Board Opinion No. 16 (APB No. 16) and SFAS 141. The value of the shares of the Company's common stock issued in these transactions was determined based on the average market price of the Company's common stock over the period a few days before and after the terms of the acquisitions were agreed to and subsequently announced. Land was valued based upon third-party appraisals and/or values recently received by the Company in connection with the sale of excess real estate.

The excess of the purchase price over the fair value of assets acquired for all of the acquisitions was $21.3 million and is reflected in goodwill, net of accumulated amortization of $1.2 million, in the accompanying consolidated balance sheets, none of which is expected to be deductible for tax purposes. In addition, the goodwill was assigned to the Central America/Caribbean segment. The components of the purchase prices and allocations, as adjusted, for the acquisitions are as follows (in thousands):


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
                                                                 ===========    ===========

During fiscal 2001, due to the Company's rapid expansion in fiscal 2000 within existing markets and new markets and the positive impact on its earnings, management reassessed the valuation allowance previously established against foreign net deferred tax assets. Factors considered by management included history of earnings, additional store openings within respective countries, projected earnings based on current operations and NOL carryforward periods sufficient to realize the related deferred tax assets. Based on positive operational results of certain foreign entities, management concluded that it is more likely than not that the deferred tax assets associated with those operations would be realized. Likewise, where operations of certain foreign entities did not have sufficient positive evidence, management concluded that it is more likely than not that some or all of the deferred tax assets will not be realized and a valuation allowance was established. Accordingly, the Company recognized net foreign deferred tax assets of $2.2 million in fiscal 2001. As of August 31, 2001, the Company has Federal and state net operating loss carry-forwards of approximately $46.5 million and $16.6 million, respectively. The Federal and state tax loss carry forwards will begin expiring in 2010 and 2001, respectively, unless previously utilized. In addition, the Company incurred a Federal and state capital loss on the sale of the City Notes in fiscal 2000 totaling $25.4 million. The associated tax loss carryforward will expire in 2006.

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
                                                                       ===============

Under the terms of each of its note agreements, the Company must comply with cretain covenants which include, among others, current, debt service, interest coverage and leverage ratios. The Company is in compliance with all of these covenants, except for the current ratio, for which the Company obtained necessary waivers from the lenders for the fiscal year ended August 31, 2001.

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