Form 10-K/A, Exhibit 13
period 2001-08-31
PRICESMART INC
filed 2002-02-14
CIK 1041803

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following table sets forth selected consolidated financial data of the Company for the five fiscal years ended August 31, 2001.

--------------------------------------------------------------------------------

                                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                             (AMOUNTS IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE)
                                                         FISCAL YEARS ENDED AUGUST 31 (1)

                                                 2001         2000         1999         1998         1997(2)
                                              ---------    ---------    ----------    ---------    ---------
INCOME STATEMENT DATA:
Net warehouse sales                            $473,127     $292,013       $89,184     $ 48,287     $ 21,750
Export sales                                        500          421         6,773       32,813       37,292
Membership fees and other                        15,323        8,216         2,008        2,720        3,139
Travel and auto programs                              -        3,965        10,907       13,368       12,194
                                              ---------    ---------    ----------    ---------    ---------
Total revenues                                  488,950      304,615       108,872       97,188       74,375
Cost of goods sold                              405,721      256,652        84,638       74,684       55,947
Selling, general and administrative (3)          70,896       53,549        32,021       26,421       25,993
Goodwill amortization                               998          223             -            -            -
Preopening expenses                               4,866        7,681         4,949          433          614
                                              ---------    ---------    ----------    ---------    ---------
Operating income (loss)                           6,469      (13,490)      (12,736)      (4,350)      (8,179)
Net interest and other income (expense)(4)       (3,442)       7,927         9,034        7,492        1,237
                                              ---------    ---------    ----------    ---------    ---------
Income (loss) before provision (benefit)
    for income taxes and extraordinary
    item                                          3,027       (5,563)       (3,702)       3,142       (6,942)
Net income (loss)                              $  3,384     $ (5,444)     $ (3,892)    $  3,028     $(24,843)

EARNINGS (LOSS) PER SHARE:
Basic (5)                                      $   0.54       $(1.01)     $  (0.76)    $   0.51     $  (4.20)
Diluted  (5)                                       0.51        (1.01)        (0.76)        0.50        (4.20)

BALANCE SHEET DATA:
Cash and cash equivalents                      $ 26,280     $ 24,503      $ 14,957     $ 5,639      $ 58,383
Marketable securities                                 -        5,482        17,627       56,133            -
Total assets                                    324,080      261,400       152,074      124,576      125,885
Long-term debt                                   79,303       50,532         7,787            -            -
Stockholders' equity(6)                         130,110      131,683        93,861      103,081      107,172



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

Warehouse operating expenses increased to $53.3 million, or 11.2% of net warehouse sales, for fiscal 2001 from $34.1 million, or 11.7% of net warehouse sales, for fiscal 2000. The increase in warehouse operating expenses is attributable to the six additional warehouses opened in fiscal 2001. The decrease in warehouse operating expenses as a percentage of net warehouse sales in fiscal 2001 is attributable to the leveraging of centralized warehouse costs over additional warehouses. Warehouse operating expenses increased to $34.1 million, or 11.7% of net warehouse sales, for fiscal 2000 from $9.6 million, or 10.8% of net warehouse sales, for fiscal 1999. The increase in warehouse operating expenses is attributable to the eleven additional warehouses opened in fiscal 2000. The increase in warehouse operating expenses as a percentage of net warehouse sales is primarily attributable to higher costs realized in the first year of operations of the eleven warehouses opened in fiscal 2000, and from cannibalization of sales from additional locations operating in the same metropolitan markets.

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

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                           Years Ended August 31,
                                               ---------------------------------------------
                                                  2001           2000              1999
                                               -----------    -----------      -------------

Revenues:
     Sales:
       Net warehouse                              $473,127      $ 292,013          $ 89,184

       Export                                          500            421              6,773
     Membership fees and other                      15,323          8,216              2,008
     Travel and auto programs                            -          3,965             10,907
                                               -----------    -----------      -------------
Total revenues                                     488,950        304,615            108,872

Expenses:
     Cost of goods sold:
       Net warehouse                               405,239        256,247             78,081
       Export                                          482            405              6,557
     Selling, general and administrative:
       Warehouse operations                         53,335         34,133              9,588
       General and administrative                   17,561         17,896             15,469
     Travel and auto expenses                            -          1,520              6,964
     Goodwill Amortization                             998            223                  -
     Preopening expenses                             4,866          7,681              4,949
                                               -----------    -----------      -------------
Total expenses                                     482,481        318,105            121,608
                                               -----------    -----------      -------------
Operating income (loss)                              6,469        (13,490)           (12,736)

Other income (expense):
     Interest income                                 3,240          3,891              5,257
     Interest expense                               (7,721)        (2,866)              (143)
     Other income (expense)                            (76)           (61)               452
     Gain on sale:
       Travel (related party) and auto                   -          1,133                798
       City notes (related party)                        -          3,948                  -
       Real estate                                   1,955              -              1,757
     Minority interest                                (840)         1,882                913
                                               -----------    -----------      -------------
Total other income (expense)                        (3,442)         7,927              9,034

Income (loss) before provision (benefit)
  for income taxes and extraordinary
  item                                               3,027         (5,563)            (3,702)
Provision (benefit) for income taxes                  (586)          (119)               190
                                               -----------    -----------      -------------
Income (loss) before extraordinary item           $ 3,613       $ (5,444)          $  (3,892)

Extraordinary item:
  Debt restructuring, net of tax                      (229)             -                  -
                                               -----------    -----------      -------------
Net income (loss)                                 $  3,384      $  (5,444)         $  (3,892)
                                               ===========    ===========      =============

Basic earnings (loss) per share:
  Income (loss) before extraordinary
  item                                            $   0.58      $   (1.01)         $   (0.76)

  Extraordinary item                              $  (0.04)     $       -          $       -
                                               -----------    -----------      -------------
  Net income (loss)                               $   0.54      $   (1.01)         $   (0.76)
                                               ===========    ===========      =============
Diluted earnings (loss) per share:
  Income (loss) before extraordinary
  item                                            $   0.54      $   (1.01)         $   (0.76)
  Extraordinary item                              $  (0.03)     $       -          $       -
                                               -----------    -----------      -------------
Net income (loss)                                 $   0.51      $   (1.01)         $   (0.76)
                                               ===========    ===========      =============
Shares used in per share computation:

Basic                                                6,254          5,386              5,120
                                               ===========    ===========      =============
Diluted                                              6,658          5,386              5,120
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

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)


                                                               Years Ended August 31,
                                                     ---------------------------------------------
                                                       2001             2000             1999
                                                     -----------     ------------    -------------


OPERATING ACTIVITIES
Net income (loss)                                       $ 3,384          $(5,444)         $ (3,892)
Adjustments to reconcile net income (loss) to
net cash used in operating activities:
   Depreciation                                           9,414            4,610             1,622
   Goodwill amortization                                   998               223                 -
   Allowance for doubtful accounts                          17              (443)               30
   Gain on sale of City Notes (related party)                 -           (3,948)                -
   Gain on sale of travel program (related party)             -           (1,133)                -
   Gain on sale of real estate                           (1,955)               -                 -
   Extraordinary loss                                       229                -                 -
   Income tax provision (benefit)                          (586)            (119)              190
   Minority interest                                        840           (1,882)           (1,096)
   Compensation expense recognized for stock options        372              603             1,558
   Change in operating assets and liabilities:
        Restricted cash                                 (11,509)          (2,503)           (7,191)
        Accounts receivable and other assets            (25,227)         (28,729)          (18,778)
        Accounts payable and other liabilities           21,293           24,883            19,721
        Other                                                62              146              (137)
                                                    -----------     ------------    --------------
Net cash flows used in operating activities              (2,668)         (13,736)           (7,973)

INVESTING ACTIVITIES
   Purchase of marketable securities                          -                -           (44,638)
   Sale of marketable securities                          5,482           12,145            82,417
   Additions to property and equipment                  (45,421)         (79,101)          (37,156)
   Payment(disbursement)of notes receivable               3,768           (2,597)            2,027
   Proceeds from sale of real estate                      4,185                -                 -
   Proceeds from sale of City notes (related party)           -           22,534                 -
   Proceeds from sale of travel business
        (related party)                                       -            1,500                 -
   Proceeds from sale of property held for sale             926              440             2,760
   Panama acquisition - repurchase of common stock      (11,347)               -                 -
                                                    -----------     ------------    --------------
Net cash flows provided by (used in) investing
activities                                              (42,407)         (45,079)            5,410

FINANCING ACTIVITIES
   Proceeds from bank borrowings                         75,342           62,653             8,912
   Repayment of bank borrowings                         (35,789)          (2,350)           (4,200)
   Contributions by minority interest shareholders        3,188            6,465            14,547
   Distributions to minority shareholders                     -                -            (1,029)
   Proceeds from exercise of stock options                1,568            1,881               585
   Issuance of common stock                                   -                -                37
   Payment on notes receivable from stockholders            231              100                 8
   Sale (purchase) of treasury stock                      2,641                -            (6,605)
   Other                                                      -                -              (129)

                                                    -----------     ------------    --------------
Net cash flows provided by financing                     47,181           68,749            12,126
activities

Effect of exchange rate changes on cash and cash
equivalents                                                (329)            (388)             (245)
                                                    -----------     ------------    --------------
Net increase in cash and cash equivalents                 1,777            9,546             9,318
Cash and cash equivalents at beginning of year           24,503           14,957             5,639
Cash and cash equivalents at end of year              $  26,280       $   24,503       $    14,957
                                                    ===========     ============    ==============

Supplemental disclosure of cash flow information
   Cash paid during the period for:
       Interest, net of amounts capitalized           $   6,801       $    2,324       $       143
       Income taxes                                   $   1,739       $      677       $       129


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

NOTE 4 - EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average shares outstanding in the period. Diluted earnings (loss) per share is computed based on the weighted average shares outstanding in the period and the effect of dilutive securities (options) except where their inclusion is antidilutive (amounts in thousands, except per share data):


                                                              YEARS ENDED AUGUST 31,
                                                    --------------------------------------------
                                                        2001            2000           1999
                                                    -------------   -------------  -------------
Income (loss) before extraordinary loss                 $ 3,613         $(5,444)       $(3,892)
Extraordinary item:
    Debt restructuring, net of tax                         (229)              -              -
                                                    -------------   -------------  -------------
    Net income (loss)                                   $ 3,384         $(5,444)       $(3,892)
                                                    =============   =============  =============

Determination of shares (000's):
    Common shares outstanding                             6,254           5,386          5,120
    Assumed conversion of stock options                     404               -              -
                                                    -------------   -------------  -------------
Diluted average common shares outstanding                 6,658           5,386          5,120

Basic earnings (loss) per share:
    Income (loss) before extraordinary item             $  0.58         $ (1.01)       $ (0.76)
    Extraordinary item                                  $ (0.04)        $     -        $     -
                                                    -------------   -------------  -------------
    Net income (loss)                                   $  0.54         $ (1.01)       $ (0.76)
                                                    =============   =============  =============

Diluted earnings (loss) per share:
    Income (loss) before extraordinary item             $  0.54         $ (1.01)       $ (0.76)
    Extraordinary item                                  $ (0.03)        $     -        $     -
                                                    -------------   -------------  -------------
    Net income (loss)                                   $  0.51         $ (1.01)       $ (0.76)
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

Each of the acquisitions was accounted for as a purchase under Accounting Principles Board Opinion No. 16 (APB No. 16) and SFAS 141. The value of the shares of the Company's common stock issued in these transactions was determined based on the average market price of the Company's common stock over the period a few days before and after the terms of the acquisitions were agreed to and subsequently announced. The value assigned to the interests in the PriceSmart Jamaica and Barbados subsidiaries of 17.5% and 9%, respectively, were based on joint venture agreements recently entered into with third party minority interest shareholders. Land was valued based upon third-party appraisals and/or values recently received by the Company in connection with the sale of excess real estate.

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


                                                                    YEARS ENDED AUGUST 31,
                                                         -----------------------------------------------
                                                             2001            2000             1999
                                                         -------------    ------------    --------------
       Total revenue                                         $488,950        $304,615          $108,872
       Operating income (loss)                                  6,469         (13,490)          (12,736)
       Net income (loss)                                     $  4,070        $ (7,515)         $ (4,341)
       Basic earnings (loss) per share                       $   0.65        $  (1.40)         $  (0.85)
       Diluted earnings (loss) per share                     $   0.61        $  (1.40)         $  (0.85)

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


                                                         YEARS ENDED AUGUST 31,
                                             ------------------------------------------------
                                                 2001             2000             1999
                                             ------------     -------------    --------------
         Revenues:
           United States                        $  1,840         $   5,169         $  18,933
           Central America/Caribbean             476,425           299,446            89,939
           Asia                                   10,685                 -                 -
                                             ------------     -------------    --------------
                                                $488,950         $ 304,615         $ 108,872

         Operating income (loss):
           United States                        $ (7,594)        $ (14,874)        $  (9,684)
           Central America/Caribbean              14,308             1,384            (3,052)
           Asia                                     (245)                -                -
                                             ------------     -------------    --------------
                                                $  6,469         $ (13,490)        $ (12,736)

         Identifiable Assets:
           United States                        $ 53,395         $  54,608         $  52,787
           Central America/Caribbean             251,083           206,792            99,287
           Asia                                   19,602                 -                 -
                                             ------------     -------------    --------------
                                                $324,080         $ 261,400         $ 152,074
                                             ============     =============    ==============

NOTE 18 - OTHER

On January 13, 2001 an earthquake, and subsequent aftershocks, occurred in Central America that impacted most particularly El Salvador. The Company has two warehouses operating in El Salvador, in the cities of San Salvador and Santa Elena. These two facilities had no structural damage and each was reopened shortly after the initial earthquake. The total losses sustained, net of reimbursable insurance amounts totaled approximately $120,000, which have been reflected as a part of warehouse operating expenses. Net warehouse sales for the operations in El Salvador were not impacted and did not have a materially adverse impact on the overall financial operating results of the Company.

NOTE 19 - EXTRAORDINARY ITEM

In fiscal 2001, the Company retired $15.9 million of high interest long-term debt with proceeds from three loans totaling $37 million ($22 million, $10 million and $5 million). The interest on these loans ranged between six-month LIBOR plus 2.0% and 4.0%. These debt retirements resulted in a loss of $229,000, net of tax.

NOTE 20 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


FISCAL 2001
                                           THREE MONTHS    THREE MONTHS     THREE MONTHS    THREE MONTHS         YEAR
                                               ENDED          ENDED            ENDED           ENDED             ENDED
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)    NOV. 30, 2000   FEB. 28, 2001    MAY 31, 2001    AUG. 31, 2001     AUG. 31, 2001
---------------------------------------------------------------------------------------------------------------------------
Total net sales                            $ 108,163       $  124,953       $  119,660      $  136,174        $  488,950
Gross profit                                  17,691           21,118           20,439          23,981            83,229
Income (loss) before extraordinary item          846            2,514             (431)            684             3,613
Net income (loss)                                846            2,514             (431)            455             3,384
Basic earnings (loss) per share before
extraordinary item                              0.14             0.40            (0.07)           0.11              0.58
Basic earnings (loss) per share                 0.14             0.40            (0.07)           0.07              0.54
Diluted earnings (loss) per share before
extraordinary item                              0.13             0.38            (0.07)           0.10              0.54
Diluted earnings (loss) per share               0.13             0.38            (0.07)           0.07              0.51


FISCAL 2000
                                           THREE MONTHS    THREE MONTHS     THREE MONTHS    THREE MONTHS         YEAR
                                               ENDED          ENDED            ENDED           ENDED             ENDED
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)    NOV. 30, 1999   FEB. 29, 2000    MAY 31, 2000    AUG. 31, 2000     AUG. 31, 2000
---------------------------------------------------------------------------------------------------------------------------
Total net sales                            $  53,715       $   79,951       $   74,348      $   96,601        $  304,615
Gross profit                                   9,410           13,681           10,864          14,008            47,963
Income (loss) before extraordinary items      (2,768)             207            1,703          (4,586)           (5,444)
Net income (loss)                             (2,768)             207            1,703          (4,586)           (5,444)
Basic earnings (loss) per share before
extraordinary items                            (0.54)            0.04             0.32           (0.77)            (1.01)
Basic earnings (loss) per share                (0.54)            0.04             0.32           (0.77)            (1.01)
Diluted earnings (loss) per share before
extraordinary items                            (0.54)            0.04             0.28           (0.77)            (1.01)
Diluted earnings (loss) per share              (0.54)            0.04             0.28           (0.77)            (1.01)

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