Form 10-K, Exhibit 13
period 2002-08-31
PRICESMART INC
filed 2002-11-29
CIK 1041803

Exhibit 13.1

PRICESMART, INC.
INDEX TO FINANCIAL STATEMENTS AND
OTHER INFORMATION
AUGUST 31, 2002

PRICESMART, INC.
SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended August 31, 2002 is derived from the Company’s consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

                                                                   Years Ended August 31,
                                               -------------------------------------------------------------
                                                  2002         2001         2000         1999         1998
                                               ---------    ---------    ---------    ---------    ---------
                                                      (in thousands, except earnings (loss) per share)
OPERATING RESULTS DATA:
 Net warehouse sales                           $ 625,660    $ 473,127    $ 292,013    $  89,184    $  48,287
 Export sales                                      2,361          500          421        6,773       32,813
 Membership fees and other                        20,526       15,323        8,216        2,008        2,720
 Travel and auto programs                             --           --        3,965       10,907       13,368
                                               ---------    ---------    ---------    ---------    ---------
       Total revenues                            648,547      488,950      304,615      108,872       97,188
                                               ---------    ---------    ---------    ---------    ---------

 Cost of goods sold                              537,287      405,721      256,652       84,638       74,684
 Selling, general and administrative              93,384       70,896       53,549       32,021       26,421
 Legal settlement                                  1,720           --           --           --           --
 Goodwill amortization                                --          998          223           --           --
 Preopening expenses                               2,213        4,866        7,681        4,949          433
                                               ---------    ---------    ---------    ---------    ---------
       Operating income (loss)                    13,943        6,469      (13,490)     (12,736)      (4,350)

 Net interest and other income (expense) (1)      (6,658)      (3,442)       7,927        9,034        7,492
                                               ---------    ---------    ---------    ---------    ---------
 Income (loss) before provision (benefit)
    for income taxes and extraordinary item        7,285        3,027       (5,563)      (3,702)       3,142
 Provision (benefit) from income taxes            (4,494)        (586)        (119)         190          114
 Extraordinary item, net of tax:
    Debt restructuring costs                          --         (229)          --           --           --
 Preferred dividends                                 991           --           --           --           --
                                               ---------    ---------    ---------    ---------    ---------
 Net income (loss) available to
    common stockholders                        $  10,788    $   3,384    $  (5,444)   $  (3,892)   $   3,028
                                               =========    =========    =========    =========    =========

EARNINGS (LOSS) PER SHARE:
 Basic                                         $    1.67    $    0.54    $   (1.01)   $   (0.76)   $    0.51
 Diluted                                       $    1.60    $    0.51    $   (1.01)   $   (0.76)   $    0.50

                                                                     As of August 31,
                                               -------------------------------------------------------------
                                                  2002         2001         2000         1999         1998
                                               ---------    ---------    ---------    ---------    ---------
                                                                      (in thousands)
BALANCE SHEET DATA:
 Cash and cash equivalents                     $  25,244    $  26,280    $  24,503    $  14,957    $   5,639
 Marketable securities                             3,015           --        5,482       17,627       56,133
 Total assets                                    389,003      324,080      261,400      152,074      124,576
 Long-term debt                                   90,539       79,303       50,532        7,787           --
 Stockholders' equity                            173,755      130,110      131,683       93,861      103,081
 Dividends paid on common stock (2)                   --           --           --           --           --

(1) Net interest and other income (expense) includes interest income, gains and losses on sale of assets, interest on bank borrowings, equity of unconsolidated affiliates and minority interest of stockholders in joint venture businesses.

(2) The Company has never declared a cash dividend on its common stock and does not anticipate doing so in the foreseeable future.

PRICESMART, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements concerning the Company’s anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “scheduled,” and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the following risks: the Company’s financial performance is dependent on international operations which involves risks, including the imposition of governmental controls and general political, economic and business conditions; any failure by the Company to manage its growth could adversely affect its business; the Company faces significant competition; the Company may encounter difficulties in the shipment of goods to its warehouses; the success of the Company’s business requires effective assistance from local business people with whom the Company has established strategic relationships; the Company is exposed to weather and other risks associated with international operations; declines in the economies of the countries in which the Company operates its warehouse stores would harm its business; substantial control of the Company’s voting stock by a few of the Company’s stockholders may make it difficult to complete some corporate transactions without their support and may prevent a change in control; the loss of key personnel could harm the Company’s business; the Company is subject to volatility in foreign currency exchange; the Company faces the risk of exposure to product liability claims, a product recall and adverse publicity; and the adoption of SFAS No. 142 could adversely affect the Company’s future results of operations and financial position; as well as those risks described in the Company’s reports filed with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended.

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2002 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

PriceSmart’s business consists primarily of international membership shopping stores similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2002, the Company had 26 warehouse stores in operation in ten countries and two U.S. territories, of which the Company owns at least a majority interest. Subsequent to fiscal 2002, in November 2002 the Company opened two locations in Mexico and one additional location in the Philippines.

During fiscal 2002, the Company opened four new U.S.-style membership shopping warehouses in the Caribbean and Asia, with one each in Trinidad (December 2001) and Guam (March 2002), and two in the Philippines (November 2001 and March 2002), bringing the total number of warehouses in operation to 26 operating in ten countries and two U.S. territories as of August 31, 2002. This compares to 22 warehouses operating in ten countries and one U.S. territory at the end of fiscal 2001 and 16 warehouses operating in seven countries at the end of fiscal 2000.

The number of warehouses in operation, as of August 31, 2001 and August 31, 2002, anticipated openings for fiscal 2003, the Company’s ownership percentages and basis of presentation for financial reporting purposes, by each country or territory are as follows:

                            Number of            Number of        Anticipated
                            Warehouses           Warehouses        Warehouse         Ownership
                           in Operation         in Operation        Openings           (as of
                             (as of               (as of           in Fiscal         August 31,        Basis of
Country/Territory        August 31, 2001)     August 31, 2002)        2003              2002)        Presentation
---------------------    ----------------     ----------------    -----------        ----------      ------------
Panama                          4                    4                 --               100%         Consolidated
Costa Rica                      3                    3                 --               100%         Consolidated
Dominican Republic              3                    3                 --               100%         Consolidated
Guatemala                       3                    3                 --                66%         Consolidated
Philippines                     1                    3                  2                52%         Consolidated
El Salvador                     2                    2                 --               100%         Consolidated
Honduras                        2                    2                 --               100%         Consolidated
Trinidad                        1                    2                 --                90%         Consolidated
Aruba                           1                    1                 --                90%         Consolidated
Barbados                        1                    1                 --               100%         Consolidated
Guam                           --                    1                 --               100%         Consolidated
U.S. Virgin Islands             1                    1                 --               100%         Consolidated
Ecuador                        --                   --                 --                60%         Consolidated
Jamaica                        --                   --                  1              67.5%         Consolidated
Mexico                         --                   --                  4                50%            Equity
Nicaragua                      --                   --                  1                51%         Consolidated
                         ----------------     ----------------    -----------
       Totals                  22                   26                  8

In addition to the warehouse stores operated directly by the Company or through joint ventures as of August 31, 2002, there were eleven warehouse stores in operation (ten in China and one in Saipan, Micronesia) licensed to and operated by local business people through which the Company primarily earns a licensee fee on a per warehouse basis. In addition, until March 1, 2000, the Company operated a domestic travel program.

The Company seeks to establish significant market share in the metropolitan areas of emerging market countries by rapidly saturating these areas with second and third stores. Same-store-sales, which are for stores open at least 12 full months, increased 0.2% for the 52-week period ended September 1, 2002 compared to the same period last year. Same-store-sales for the 52-week period ended September 1, 2001 decreased 5.9% compared to the same period in 2000. The average life of the 26 warehouses in operation as of August 31, 2002 was 27 months. The average life of the 22 warehouses in operation as of August 31, 2001 was 18 months.

Net warehouse sales increased 32% to $625.7 million in fiscal 2002 from $473.1 million in fiscal 2001. The increase was primarily a result of the four new warehouses opened in fiscal 2002 and a full year of operations from the six new warehouses opened in fiscal year 2001. Net warehouse sales increased 62% to $473.1 million in fiscal 2001 from $292.0 million in fiscal 2000. The increase was primarily a result of the six new warehouses opened during fiscal 2001 and a full year of operations from the eleven new warehouses opened in fiscal 2000.

The Company’s warehouse gross profit margins (defined as net warehouse sales less associated cost of goods sold) for fiscal 2002 were 14.5% compared to 14.4% for fiscal 2001. The slight increase in gross profit margins resulted primarily from increased gross margins attained in the Company’s warehouses in Latin America offset by slightly lower margins in the Company’s Caribbean warehouses. The Company’s more mature warehouses in Latin America benefited from the Company’s increased purchasing power, while its newer Caribbean warehouses experienced a reduction in sales penetration of higher-margin U.S. non-food items and were adversely affected by declines in tourism and consumer spending following the 9/11 terrorist attacks. The Company’s warehouse gross profit margins for fiscal 2001 were 14.4% compared to 12.3% for fiscal 2000. The change between fiscal 2001 and fiscal 2000 is a result of the Company’s increased purchasing power resulting in lower costs of purchased goods, an increase in sales penetration of higher margin non-food items, lower shrink costs in fiscal 2001 and the expected lower margins associated with the rapid expansion which occurred in fiscal 2000.

Export sales to the Company’s licensee warehouses in Asia and other sales to third-parties in fiscal 2002 were $2.4 million compared to $500,000 and $421,000 for fiscal years 2001 and 2000, respectively. The change between years is due to increased sales to the Company’s licensee in Saipan and direct sales to third parties in fiscal 2002 from the Company’s distribution centers.

The Company’s export sales gross margin for fiscal 2002 was 5.1% compared to 3.6% and 3.8% for fiscal years 2001 and 2000, respectively. The gross margin percentages on export sales can vary significantly based upon the Company’s success in negotiating the purchase and sale of product through its distribution centers to third parties. The margins from sales to licensees are based on the varying agreements the Company has with its licensees and the gross margin amount that the Company can earn under these agreements.

Membership fees and other, including fees earned from licensees, increased 34% to $20.5 million in fiscal 2002 from $15.3 million in fiscal 2001. Membership fees (which are recognized into income ratably over the one-year life of the membership) and other income (which includes rental income, advertising revenues, vendor promotions and rebates) increased to $19.4 million, or 3.1% of net warehouse sales, from $14.3 million, or 3.0% of net warehouse sales in fiscal year 2001. The increase in amounts was primarily a result of the four new warehouses opened in fiscal 2002, resulting in an increase in total memberships and increases in other revenues from rebates and rental revenue. Licensee fees increased to $1.2 million in fiscal 2002 from $1.0 million in fiscal 2001, due to two additional licensee warehouses opened in fiscal 2002. Membership fees and other, including fees earned from licensees, increased 87% to $15.3 million in fiscal 2001 from $8.2 million in fiscal 2000. Membership fees and other income increased to $14.3 million, or 3.0% of net warehouse sales, from $7.4 million, or 2.5% of net warehouse sales, in fiscal year 2000. The increase in amounts was primarily a result of the six new warehouses opened in fiscal 2001, resulting in an increase in total memberships and increases in other revenues primarily from the rental and advertising revenue. Licensee fees increased to $1.0 million in fiscal 2001 from $840,000 in fiscal 2000, due to three additional licensee warehouses opened during fiscal 2001.

The Company sold its travel program in March 2000 (fiscal 2000), accounting for the change in revenue for subsequent periods presented.

Warehouse operating expenses increased to $74.5 million, or 11.9% of net warehouse sales, for fiscal 2002 from $53.2 million, or 11.2% of net warehouse sales, for fiscal 2001. The increase in warehouse operating expenses is attributable to the four additional warehouses opened in fiscal 2002 and a full year of operations from the six warehouses opened throughout fiscal 2001. The increase in warehouse operating expenses as a percentage of net warehouse sales is primarily attributable to the higher operating costs realized in the first year of operations from the Company’s warehouses located in new Caribbean and Asian markets. As the Caribbean and Asian markets mature, the Company expects to realize period-over-period efficiencies in these markets in fiscal 2003 and 2004, similar to the year-over-year improvements realized in the Company’s 17 Latin American warehouses between fiscal 2000 through 2002 as these stores matured. Warehouse operating expenses increased to $53.2 million, or 11.2% of net warehouse sales, for fiscal 2001 from $34.1 million, or 11.7% of net warehouse sales, for fiscal 2000. The increase in warehouse operating expenses is attributable to the six additional warehouses opened in fiscal 2001. The decrease in warehouse operating expenses as a percentage of net warehouse sales is attributable to the leveraging of centralized warehouse costs over additional warehouses operating primarily in the Company’s Latin American region.

General and administrative expenses increased to $18.9 million, or 3.0% of net warehouse sales, for fiscal 2002 from $17.6 million, or 3.7% of net warehouse sales, for fiscal 2001. As a percentage of net warehouse sales, general and administrative expenses declined in fiscal 2002 due to the increase in net warehouse sales between the periods presented. General and administrative expenses decreased to $17.6 million, or 3.7% of net warehouse sales, for fiscal 2001 from $17.9 million, or 6.1% of net warehouse sales, for fiscal 2000. As a percentage of net warehouse sales, general and administrative expenses declined in fiscal 2001 due to the increase in net warehouse sales between the periods presented.

Travel selling, general and administrative expenses represent the operating expenses incurred by the travel program that was sold in March 2000 (fiscal 2000), accounting for the change between the periods presented.

Legal settlement and related expenses of $1.7 million in fiscal 2002 reflect a settlement agreement entered into with a former licensee on February 15, 2002 (see “Note 13 — Legal Settlement” in the Notes to Consolidated Financial Statements included herein).

Goodwill amortization decreased in fiscal 2002 because the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” at the beginning of fiscal 2002. Under SFAS 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise (see “Note 15 – Amortization of Goodwill” in the Notes to Consolidated Financial Statements included herein).

Pre-opening expenses, which represent expenses incurred before a warehouse store is in operation, decreased to $2.2 million in fiscal 2002 from $4.9 million and $7.7 million in fiscal 2001 and 2000, respectively. The changes between the periods presented are a result of opening four, six and eleven new warehouses in fiscal 2002, 2001 and 2000, respectively. Subsequent to fiscal 2002, in November 2002 the Company opened two locations in Mexico and one additional location in the Philippines. The Company anticipates opening up to eight new warehouses, bringing the total number of warehouses in operation up to as many as 34, by the end of fiscal 2003. This includes four new warehouses in Mexico through the Company’s 50/50 joint venture, which is accounted for under the equity method.

Interest income primarily reflects earnings on marketable securities, cash and cash equivalent balances, City Notes (see “Note 8 – City Notes Receivable” in the Notes to Consolidated Financial Statements included herein) and certain secured notes receivable from buyers of formerly owned properties. Interest income decreased to $2.9 million in fiscal 2002 from $3.2 million and $3.9 million in fiscal 2001 and 2000, respectively. The change in interest income is due to the change in amounts between interest-bearing instruments held by the Company between the periods presented, the interest rate earned on those instruments and the sale of the City Notes in fiscal 2000.

Interest expense primarily reflects borrowings by the Company’s majority or wholly owned foreign subsidiaries to finance the capital requirements of new warehouses, and was $9.4 million (net of capitalized interest of $494,000) for fiscal 2002 compared with $7.7 million (net of capitalized interest of $730,000) and $2.9 million (net of capitalized interest of $891,000) in fiscal 2001 and 2000, respectively. The increases in interest expense are a result of increased borrowings by the Company to finance the additional warehouses opened during each of the periods presented.

During fiscal 2001, the Company sold excess real estate properties owned by its wholly owned foreign subsidiaries in the Dominican Republic, Costa Rica and Panama, and its majority owned subsidiary in Trinidad. The sale of the excess land resulted in a gain of $2.0 million, of which the Company’s share was $1.5 million.

During fiscal 2000, the Company sold its travel program and City Notes for $1.5 million and $22.5 million, respectively. The Company recognized gains arising from these transactions of $1.1 million and $3.9 million for the travel program and City Notes, respectively.

Equity of unconsolidated affiliate represents the Company’s 50% share of income or loss from its Mexico joint venture. The joint venture is accounted for under the equity method of accounting, in which the Company reflects its proportionate share of income or loss of the unconsolidated ventures results from operations.

Minority interest relates to the allocation of the joint venture income or (loss) to the minority interest stockholders’ respective interests.

During fiscal 2002, the Company recognized net deferred tax assets of $8.8 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. The Company also incurred current income tax expense related to its foreign operations of $4.3 million, for a net tax benefit of $4.5 million in fiscal 2002. During fiscal 2001, the Company recognized net deferred tax assets of $2.2 million as a result of transitioning most of the Company’s foreign operations to profitability in fiscal 2001. The Company also incurred current income tax expense related to its foreign operations of $1.6 million in fiscal 2001, for a net tax benefit of $586,000. The increase in net deferred tax assets, and corresponding increase in net tax benefit, resulted from management’s reassessment in fiscal 2002 of the valuation allowance previously established against U.S. net deferred tax assets. Based on the factors considered, including the transition of most of the Company’s foreign operations to profitability in fiscal 2002 and 2001, management concluded that is it more likely than not that the deferred tax assets associated with certain operations would be realized (see “Note 16 – Income Taxes” in the Notes to Consolidated Financial Statements included herein).

Preferred dividends of $991,000 reflect the issuance of 20,000 shares of Series A Preferred Stock on January 22, 2002, which accrue 8% annual dividends that are cumulative and paid quarterly in cash.

Liquidity and Capital Resources

Financial Position and Cash Flow

The Company’s primary capital requirements are the financing of land, construction, equipment costs, preopening costs and working capital requirements associated with new warehouse stores.

The Company was in a positive working capital position on August 31, 2002 of $14.8 million, compared to a positive position of $4.2 and $19.1 million at August 31, 2001 and 2000, respectively. The increase in net working capital of $10.6 million in fiscal 2002 was primarily due an increase in cash flow from operations from the Company’s 22 warehouses open at the end of fiscal 2001, offset by an increase in cash used by operating assets and liabilities (primarily inventories, accounts payable and accounts receivable) for new store openings. The reduction in net working capital in fiscal 2001 over fiscal 2000 of $14.9 million was primarily from the increase in new warehouses that consumed operating assets and liabilities of $15.4 million.

Net cash provided by (used in) operating activities was $4.1 million, $(2.7) million and $(13.7) million in fiscal 2002, 2001 and 2000, respectively. The increase in net cash from operating activities was primarily a result of increases in net income year-over-year, increases in depreciation and amortization year-over-year, and in fiscal 2002, reduced by an increase in deferred tax assets resulting primarily from the reversal of a deferred tax asset valuation allowance.

Net cash used in investing activities was $49.2 million, $42.4 million and $45.1 million in fiscal 2002, 2001 and 2000, respectively. The investing activities relate primarily to additions to property and equipment for new warehouses of $34.4 million, $45.4 million and $79.1 million for fiscal 2002, 2001 and 2000, respectively. The Company opened four, six and eleven warehouses during fiscal 2002, 2001 and 2000 respectively. In fiscal 2002, the Company invested $11.0 million in capital related to the Mexico joint venture, purchased marketable securities of $3.0 million, used $1.0 million for cash payments to holders of the Company’s common stock as make-whole payments in lieu of the Company’s obligation to redeem their shares upon request and used $500,000 to acquire the minority interest in Barbados. In fiscal 2001, the Company used $11.4 million in cash to redeem common stock related to the Panama redemptive right agreement, offset by cash received of $5.5 million from the sale of marketable securities, $3.8 million in note receivable payments and $4.2 million from the sale of real estate. In fiscal 2000, the Company received proceeds of $22.5 million, $12.1 million and $1.5 million from the sale of the City Notes, sale of securities and sale of the travel program, respectively.

Net cash provided by financing activities was $49.4 million, $47.2 million and $68.7 million in fiscal 2002, 2001 and 2000, respectively. In fiscal 2002, the Company received proceeds primarily from the sale of preferred stock and warrants for $19.9 million, $10.0 million from the sale of common stock, an increase in net bank borrowings of $14.8 million, contributions from minority interest shareholders and proceeds from stock options. In fiscal 2001, the Company received proceeds primarily from an increase in net bank borrowings of $39.6 million, contributions from minority interest shareholders of $3.2 million and $2.6 million from the sale of common stock. In fiscal 2000, the Company received proceeds primarily from an increase in net bank borrowings of $60.3 million, $6.5 million in minority interest contributions and $1.9 million in proceeds related to stock options.

For fiscal 2003, the Company currently intends is to spend approximately $32 million for land, building and equipment for four new warehouses, and another $9.0 million in capital contributions to its 50% joint venture in Mexico, along with an equal amount by its partner together with capital contributions in fiscal 2002 of $11.0 million are expected to equal the total capital required to open the first four stores in Mexico in fiscal 2003. Actual capital expenditures for new warehouse locations may vary from estimated amounts depending on the number of new warehouses actually opened, business conditions and other risks and uncertainties to which the Company and its businesses are subject. The Company, primarily through its foreign subsidiaries (excluding Mexico), intends to increase bank borrowings by approximately $18 million during fiscal 2003, depending on the number of stores opened, and to use these proceeds, as well as excess cash and cash generated from existing operations, to finance these expenditures.

The Company’s 50% owned Mexico joint venture, accounted for under the equity method of accounting, incurred capital expenditures in fiscal 2002 totaling $18.0 million towards the construction of the first three PriceSmart warehouses in Mexico. In fiscal 2002, the Company and Gigante each contributed $11.0 million for a total of $22.0 million of initial capital investment as of August 31, 2002. In fiscal 2003, both the Company and Gigante plan to each contribute an additional $9.0 million of additional capital to the joint venture in Mexico, for aggregate contributions to the joint venture of $40.0 million.

The Company believes that borrowings under its current and future credit facilities, together with its other sources of liquidity, will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future. However, if such sources of liquidity are insufficient to satisfy the Company’s liquidity requirements, the Company may need to sell equity or debt securities, obtain additional credit facilities or reduce the number of anticipated warehouse openings. Furthermore, the Company has and will continue to consider sources of capital, including reducing restricted cash and the sale of equity or debt securities to strengthen its financial position and liquidity. There can be no assurance that such financing alternatives will be available under favorable terms, if at all.

Financing Activities

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock (“Preferred Stock”) and warrants to purchase 200,000 shares of common stock for an aggregate of $20 million, with net proceeds of $19.9 million. The Preferred Stock is convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of the Company’s common stock at the conversion price of $37.50 per share, subject to customary anti-dilution adjustments. The Preferred Stock accrues a cumulative preferred dividend at an annual rate of 8%, payable quarterly in cash. The shares are redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference, or $1,000 per share plus accumulated and unpaid dividends to the redemption date. The warrants are exercisable at $37.50 per share of common stock through January 17, 2003. At August 31, 2002, none of the shares of Preferred Stock had been converted and none of the warrants had been exercised.

On May 7, 2002, the Company sold 300,000 shares of the Company’s common stock to International Finance Corporation (“IFC”) in a private placement for an aggregate purchase price of approximately $10 million. Proceeds from the sale of common stock to IFC were used for capital expenditures and working capital requirements related to new warehouse expansion.

On September 26, 2002, in connection with the new joint venture in Nicaragua, the Company sold 79,313 shares of the Company’s common stock to PSC, S.A. in a private placement for an aggregate purchase price and proceeds to the Company of approximately $2.7 million. Proceeds from the sale of the common stock will be used for capital expenditures and working capital requirements related to future warehouse expansion.

Panamanian Acquisition Redemptive Right

In March 2000, the Company entered into a Stock Purchase Agreement to acquire the remaining interest in the PriceSmart Panama majority owned subsidiary (“Panama Acquisition”), which previously had been 51% owned by the Company and 49% owned by BB&M International Trading Group (“BB&M”), whose principals are several Panamanian businessmen, including Rafael Barcenas, a director of PriceSmart. In exchange for BB&M’s 49% interest, the Company issued to BB&M’s principals 306,748 shares of PriceSmart common stock. Under the stock purchase agreement relating to the Panama Acquisition, the Company agreed upon the request of BB&M’s principals to redeem the shares of the Company’s common stock issued to BB&M at a price of $46.86 per share following the one-year anniversary of the completion of the acquisition.

On April 5, 2001, the Company redeemed 242,144 shares of its common stock for an aggregate of approximately $11.4 million in cash, resulting in an incremental goodwill adjustment of approximately $1.1 million. The Company agreed upon the holders’ request to redeem, at its option for cash or additional stock, the remaining 64,604 shares following the second anniversary of the completion of the acquisition at the price of $46.86 per share.

On March 28, 2002, the holders of the remaining 64,604 shares of the Company’s common stock requested redemption of these shares for the agreed upon price of $46.86 per share. In lieu of redeeming the shares, at the request of the Company, the holders sold their shares on the open market. The Company then paid the holders approximately $1.0 million in cash, representing the difference between the agreed upon price of $46.86 per share and the average selling price of $30.99 per share obtained by the holders, resulting in an incremental goodwill adjustment of approximately $411,000.

Short-Term Borrowings and Debt

As of August 31, 2002, the Company, through its majority or wholly owned subsidiaries, had $23.6 million outstanding in short-term borrowings through 16 separate facilities, which are secured by certain assets of its subsidiaries and are guaranteed by the Company up to its respective ownership percentage. Each of the facilities expires during the year and typically is renewed. As of August 31, 2002, the Company had $13.2 million available on the facilities.

All debt is collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company up to its respective ownership percentages, except for approximately $22.0 million as of August 31, 2002, which is secured by collateral deposits for the same amount and are included in restricted cash on the balance sheet.

Under the terms of each of its debt agreements, the Company must comply with certain covenants which include, among others, current ratio, debt service ratio, interest coverage ratio and leverage ratio. The Company is in compliance with all of these covenants, except for the current ratio and interest coverage ratio for a $6.0 million note, for which the Company obtained the necessary waiver for this note through August 31, 2003.

Contractual Obligations

As of August 31, 2002, the Company’s commitments to make future payments under long-term contractual obligations were as follows (in thousands):

                                              Payments Due by Period
                      ---------------------------------------------------------------------
    Contractual                      Less than       1 to 3         4 to 5          After
    obligations         Total          1 Year         Years          Years         5 Years
------------------    ---------      ---------      ---------      ---------      ---------
Long-term debt        $  99,598      $   9,059      $  45,025      $  16,644      $  28,870
Operating leases        141,265          9,113         16,763         16,628         98,761
                      ---------      ---------      ---------      ---------      ---------
     Total            $ 240,863      $  18,172      $  61,788      $  33,272      $ 127,631
                      =========      =========      =========      =========      =========

Significant Accounting Policies

The preparation of the Company’s financial statements requires that management make estimates and judgments that affect the financial position and results of operations. Management continues to review its accounting policies and evaluate its estimates, including those related to merchandise inventory and impairment of long-lived assets. The Company bases its estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances.

Merchandise Inventories: Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, which occur primarily in the second and fourth fiscal quarters.

Impairment of Long-lived Assets: The Company periodically evaluates its long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value.

Stock-Based Compensation: Beginning September 1, 2002, the Company adopted the fair value based method of recording stock options contained in Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” which is considered the preferable accounting method for stock-based employee compensation.

Beginning September 1, 2002, all future employee stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted. Historically, and through August 31, 2002, the Company has applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans.

Basis of Presentation: The consolidated financial statements include the assets, liabilities and results of operations of the Company’s majority and wholly owned subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation. The Company’s 50% owned Mexico joint venture is accounted for under the equity method of accounting.

Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” effective for the Company beginning in fiscal 2003. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS 143 will not have a material impact on the Company’s consolidated financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” effective for the Company beginning in fiscal 2003. Prior period financial statements will not be restated as a result of the adoption of SFAS 144. SFAS 144 establishes a number of rules for the recognition, measurement and reporting of long-lived assets which are impaired and either held for sale or continuing use within the business. In addition, SFAS 144 broadly expands the definition of a discontinued operation to individual reporting units or asset groupings for which identifiable cash flows exist. The adoption of SFAS 144 will not have a material impact on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145 (“SFAS 145”), “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In addition to rescinding three FASB statements, SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS 145 will not have a material impact on the Company’s consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146‘s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company does not expect SFAS 146 to have a material impact on the Company’s consolidated financial statements.

Seasonality

Historically, the Company’s merchandising businesses have experienced holiday retail seasonality in their markets. In addition to seasonal fluctuations, the Company’s operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served by the Company, the timing of holidays, weather, the timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more expensive in local currencies and less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company’s future results will be consistent with past results or the projections of securities analysts.

Quantitative and Qualitative Disclosures about Market Risk

The Company, through majority or wholly owned subsidiaries, conducts operations primarily in Latin America, the Caribbean and Asia, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2002, the Company had a total of 26 warehouses operating in ten foreign countries and two U.S. territories. Eighteen of the 26 warehouses operate under currencies other than the U.S. dollar. For the fiscal year ended August 31, 2002, approximately 74% of the Company’s net warehouse sales were in foreign currencies. The Company expects to enter into additional foreign countries in the future, which will increase the percentage of net warehouse sales denominated in foreign currencies. In November 2002 the Company opened two warehouses in Mexico through its 50/50 joint venture, and one warehouse in the Philippines. The three new warehouses opened in November 2002 operate under currencies other than the U.S. dollar.

The Company plans to enter into additional foreign countries in the future, which may involve similar economic and political risks as well as challenges that are different from those currently encountered by the Company. The Company believes that because its present operations and expansion plans involve numerous countries and currencies, the effect from any one-currency devaluation may not significantly impact the overall financial or operating results of the Company. However, there can be no assurance that the Company will not experience a materially adverse effect on the Company’s business, financial condition, operating results, cash flow or liquidity as a result of the economic and political risks of conducting an international merchandising business.

Foreign currencies in most of the countries where the Company operates historically have devalued against the U.S. dollar and are expected to continue to devalue. The Company manages foreign currency risks at times by hedging currencies through non-deliverable forward exchange contracts, or NDFs, that are generally for durations of six months or less and that do not provide for physical exchange of currency at maturity (only the resulting gain or loss). The premium associated with each NDF is amortized on a straight-line basis over the term of the NDF, and mark-to-market amounts and realized gains or losses are recognized on the settlement date in cost of goods sold. The related receivables or liabilities with counterparties to the NDFs are recorded in the consolidated balance sheet. As of August 31, 2002, the Company had no outstanding NDFs and therefore no mark-to-market unrealized amounts as of August 31, 2002. For the fiscal year ended August 31, 2002, realized losses were approximately $466,000 from NDFs previously entered into. Although the Company has not purchased any NDFs subsequent to August 31, 2002, the Company may continue to purchase NDFs in the future to mitigate foreign exchange losses. However, due to the volatility and lack of derivative financial instruments in the countries in which the Company operates, significant risk from unexpected devaluation of local currencies exists. Foreign exchange transaction losses realized, which are included as a part of the costs of goods sold in the consolidated statement of operations, for fiscal 2002, 2001 and 2000 (including the cost of the NDFs) were approximately $1.2 million, $718,000 and $1.3 million, respectively.

The following is a listing of each country or territory where the Company currently operates or anticipates operating in and their respective currencies, as of August 31, 2002:

                                                      Anticipated
                                                       Warehouse
                           Number of Warehouses       Openings in
Country/Territory              in Operation           Fiscal 2003        Currency
-----------------------    --------------------     ----------------     -----------------------------
Panama                              4                     --             U.S. Dollar
Costa Rica                          3                     --             Costa Rican Colon
Dominican Republic                  3                     --             Dominican Republic Peso
Guatemala                           3                     --             Guatemalan Quetzal
Philippines                         3                      2             Philippine Peso
El Salvador                         2                     --             U.S. Dollar
Honduras                            2                     --             Honduran Lempira
Trinidad                            2                     --             Trinidad Dollar
Aruba                               1                     --             Aruba Florin
Barbados                            1                     --             Barbados Dollar
Guam                                1                     --             U.S. Dollar
U.S. Virgin Islands                 1                     --             U.S. Dollar
Jamaica                            --                      1             Jamaican Dollar
Mexico                             --                      4             Mexican Peso
Nicaragua                          --                      1             Nicaragua Cordoba Oro
                           --------------------     ----------------
        Totals                     26                      8

The Company is exposed to changes in interest rates on various debt facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve would adversely affect the Company’s pretax net income by approximately $737,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2002 and 2001 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

San Diego, California
October 18, 2002

PRICESMART, INC.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

                                                                                     August 31,
                                                                              -------------------------
                                                                                 2002            2001
                                                                              ---------       ---------
ASSETS
Current Assets:
    Cash and cash equivalents                                                 $  25,244       $  26,280
    Marketable securities                                                         3,015              --
    Receivables, net of allowance for doubtful accounts of $183 and
      $58 in 2002 and 2001, respectively                                         12,086           6,134
    Merchandise inventories                                                      79,568          71,297
    Prepaid expenses and other current assets                                     9,453           6,249
    Property held for sale                                                           --             726
                                                                              ---------       ---------
Total current assets                                                            129,366         110,686

    Restricted cash                                                              21,918          24,207
    Property and equipment, net                                                 185,107         163,200
    Goodwill, net                                                                23,071          20,128
    Deferred tax asset                                                           14,560           2,357
    Other assets                                                                  4,018           3,502
    Investment in unconsolidated affiliate                                       10,963              --
                                                                              ---------       ---------
Total Assets                                                                  $ 389,003       $ 324,080
                                                                              =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Short-term borrowings                                                     $  23,553       $  22,205
    Accounts payable                                                             66,700          60,789
    Accrued salaries and benefits                                                 3,195           3,551
    Deferred membership income                                                    3,993           4,371
    Income taxes payable                                                          1,425           1,643
    Other accrued expenses                                                        6,597           7,073
    Long-term debt, current portion                                               9,059           6,842
                                                                              ---------       ---------
Total current liabilities                                                       114,522         106,474
Long-term debt, net of current portion                                           90,539          79,303
                                                                              ---------       ---------
Total liabilities                                                               205,061         185,777

Minority interest                                                                10,187           8,193
Commitments and contingencies                                                        --              --

Stockholders' Equity:
    Preferred stock, $.0001 par value (stated at cost), 2,000,000 shares authorized; Series A convertible preferred stock - 20,000 shares designated, 20,000 and 0 shares issued and outstanding in
      2002 and 2001, respectively                                                19,914              --
    Common stock, $.0001 par value, 15,000,000 shares authorized;
      7,282,939 and 6,928,690 shares issued and outstanding in
      2002 and 2001, respectively                                                     1               1
    Additional paid-in capital                                                  161,094         150,906
    Tax benefit from exercise of stock options                                    3,360              --
    Notes receivable from stockholders                                             (769)           (769)
    Deferred compensation                                                           (95)           (307)
    Accumulated other comprehensive loss                                         (6,292)           (962)
    Retained earnings (deficit)                                                   7,864          (2,924)
    Less: treasury stock at cost; 498,422 and 697,167 shares
      in 2002 and 2001, respectively                                            (11,322)        (15,835)
                                                                              ---------       ---------
Total stockholders' equity                                                      173,755         130,110
                                                                              ---------       ---------
Total Liabilities and Stockholders' Equity                                    $ 389,003       $ 324,080
                                                                              =========       =========

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)

                                                                       Years Ended August 31,
                                                              -----------------------------------------
                                                                 2002            2001            2000
                                                              ---------       ---------       ---------
Revenues:
   Sales:
      Net warehouse                                           $ 625,660       $ 473,127       $ 292,013
      Export                                                      2,361             500             421
   Membership fees and other                                     20,526          15,323           8,216
   Travel program                                                    --              --           3,965
                                                              ---------       ---------       ---------
         Total Revenues                                         648,547         488,950         304,615
                                                              ---------       ---------       ---------

Operating Expenses:
   Cost of goods sold:
      Net warehouse                                             535,047         405,239         256,247
      Export                                                      2,240             482             405
   Selling, general and administrative:
      Warehouse operations                                       74,495          53,335          34,133
      General and administrative                                 18,889          17,561          17,896
      Travel program expenses                                        --              --           1,520
   Legal settlement and related expenses                          1,720              --              --
   Goodwill amortization                                             --             998             223
   Preopening expenses                                            2,213           4,866           7,681
                                                              ---------       ---------       ---------
         Total expenses                                         634,604         482,481         318,105
                                                              ---------       ---------       ---------
Operating income (loss)                                          13,943           6,469         (13,490)

Other income (expense):
   Interest income                                                2,944           3,240           3,891
   Interest expense                                              (9,401)         (7,721)         (2,866)
   Other income (expense)                                            37             (76)            (61)
   Gain (loss) on sale:
      Real estate properties                                        (41)          1,955              --
      Travel program (related party)                                 --              --           1,133
      City Notes (related party)                                     --              --           3,948
   Equity of unconsolidated affiliate                               (37)             --              --
   Minority interest                                               (160)           (840)          1,882
                                                              ---------       ---------       ---------
         Total other income (expense)                            (6,658)         (3,442)          7,927
                                                              ---------       ---------       ---------
Income (loss) before benefit from
   income taxes and extraordinary item                            7,285           3,027          (5,563)
Benefit from income taxes                                         4,494             586             119
                                                              ---------       ---------       ---------
Income (loss) before extraordinary item                          11,779           3,613          (5,444)
Extraordinary item, net of tax:
   Debt restructuring costs                                          --            (229)             --
                                                              ---------       ---------       ---------
Net income (loss)                                                11,779           3,384          (5,444)
Preferred dividends                                                 991              --              --
                                                              ---------       ---------       ---------
Net income available to common stockholders                   $  10,788       $   3,384       $  (5,444)
                                                              =========       =========       =========

Basic earnings (loss) per share - common stockholders:
   Income (loss) before extraordinary item                    $    1.67       $    0.58       $   (1.01)
   Extraordinary item                                         $      --       $   (0.04)      $      --
                                                              ---------       ---------       ---------
Net income (loss)                                             $    1.67       $    0.54       $   (1.01)
                                                              =========       =========       =========

Diluted earnings (loss) per share - common stockholders:
   Income (loss) before extraordinary item                    $    1.60       $    0.54       $   (1.01)
   Extraordinary item                                         $      --       $   (0.03)      $      --
                                                              ---------       ---------       ---------
Net income (loss)                                             $    1.60       $    0.51       $   (1.01)
                                                              =========       =========       =========

Shares used in per share computation:
    Basic                                                         6,455           6,254           5,386
    Diluted                                                       6,741           6,658           5,386

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE THREE YEARS ENDED AUGUST 31, 2002
(amounts in thousands, except share data)

                                                       Preferred Stock                Common Stock             Additional
                                                  ------------------------      -------------------------       paid-in
                                                   Shares          Amount        Shares           Amount        capital
                                                  ---------      ---------      ---------       ---------      ----------
Balance at August 31, 1999                               --      $      --          5,991       $       1      $ 111,483
  Issuance of common stock for
    cash and notes receivable                            --             --             --              --             92
  Exercise of stock options                              --             --            142              --          1,616
  Issuance of stock in exchange
    for minority interest                                --             --            680              --         35,779
  Amortization of deferred
    compensation                                         --             --             --              --             --
  Payment on notes receivable
    from stockholders                                    --             --             --              --             --
  Net loss                                               --             --             --              --             --
  Net unrealized gain or loss on
    marketable securities                                --             --             --              --             --
  Translation adjustment                                 --             --             --              --             --

  Comprehensive loss                                     --             --             --              --             --
                                                  ---------      ---------      ---------       ---------      ---------
Balance at August 31, 2000                               --             --          6,813               1        148,970
  Exercise of stock options                              --             --             96              --            922
  Redemptive right -
    Panama acquisition                                   --             --             --              --           (884)
  Sale of treasury stock                                 --             --             --              --          1,103
  Issuance of stock in exchange
    for minority interest                                --             --             20              --            795
  Payment on notes receivable
    from stockholders                                    --             --             --              --             --
  Amortization of deferred
    Compensation                                         --             --             --              --             --
  Net income                                             --             --             --              --             --
  Net unrealized gain or loss on                         --             --             --              --             --
    marketable securities
  Translation Adjustment                                 --             --             --              --             --

  Comprehensive income                                   --             --             --              --             --
                                                  ---------      ---------      ---------       ---------      ---------
Balance at August 31, 2001                               --             --          6,929               1        150,906
  Issuance of series A
    convertible preferred stock                          20         19,914             --              --             --
  Dividends on preferred stock                           --             --             --              --             --
  Issuance of common stock                               --             --            300              --         10,000
  Exercise of stock options                              --             --             74              --            452
  Tax benefit from exercise of stock options             --             --             --              --             --
  Redemptive right -
    Panama acquisition                                   --             --             --              --           (614)
  Issuance of stock in exchange
    for minority interest                                --             --            (20)             --            350
  Amortization of deferred
    compensation                                         --             --             --              --             --
  Net income                                             --             --             --              --             --
  Net unrealized gain or loss on
    marketable securities                                --             --             --              --             --
  Translation adjustment                                 --             --             --              --             --

  Comprehensive income                                   --             --             --              --             --
                                                  ---------      ---------      ---------       ---------      ---------
Balance at August 31, 2002                               20      $  19,914          7,283       $       1      $ 161,094
                                                  =========      =========      =========       =========      =========

                                                   Tax benefit        Notes
                                                  from exercise    receivable                        Other
                                                    of stock          from          Deferred     Comprehensive
                                                     options      stockholders    Compensation    Inc/ (Loss)
                                                  -------------   ------------    ------------   -------------
Balance at August 31, 1999                          $      --      $    (950)      $  (1,282)      $    (453)
  Issuance of common stock for
    cash and notes receivable                              --           (150)             --              --
  Exercise of stock options                                --             --              --              --
  Issuance of stock in exchange
    for minority interest                                  --             --              --              --
  Amortization of deferred
    compensation                                           --             --             603              --
  Payment on notes receivable
    from stockholders                                      --            100              --              --
  Net loss                                                 --             --              --              --
  Net unrealized gain or loss on
    marketable securities                                  --             --              --             146
  Translation adjustment                                   --             --              --            (388)

  Comprehensive loss                                       --             --              --              --
                                                    ---------      ---------       ---------       ---------
Balance at August 31, 2000                                 --         (1,000)           (679)           (695)
  Exercise of stock options                                --             --              --              --
  Redemptive right -
    Panama acquisition                                     --             --              --              --
  Sale of treasury stock                                   --             --              --              --
  Issuance of stock in exchange
    for minority interest                                  --             --              --              --
  Payment on notes receivable
    from stockholders                                      --            231              --              --
  Amortization of deferred
    Compensation                                           --             --             372              --
  Net income                                               --             --              --              --
  Net unrealized gain or loss on                           --             --              --              62
    marketable securities
  Translation Adjustment                                   --             --              --            (329)

  Comprehensive income                                     --             --              --              --
                                                    ---------      ---------       ---------       ---------
Balance at August 31, 2001                                 --           (769)           (307)           (962)
  Issuance of series A
    convertible preferred stock                            --             --              --              --
  Dividends on preferred stock                             --             --              --              --
  Issuance of common stock                                 --             --              --              --
  Exercise of stock options                                --             --              --              --
  Tax benefit from exercise of stock options            3,360             --              --              --
  Redemptive right -
    Panama acquisition                                     --             --              --              --
  Issuance of stock in exchange
    for minority interest                                  --             --              --              --
  Amortization of deferred
    compensation                                           --             --             212              --
  Net income                                               --             --              --              --
  Net unrealized gain or loss on
    marketable securities                                  --             --              --              15
  Translation adjustment                                   --             --              --          (5,345)

  Comprehensive income                                     --             --              --              --
                                                    ---------      ---------       ---------       ---------
Balance at August 31, 2002                          $   3,360      $    (769)      $     (95)      $  (6,292)
                                                    =========      =========       =========       =========

                                                                             Less:
                                                  Retained              Treasury Stock              Total
                                                  earnings        -------------------------     stockholders'
                                                  (deficit)         Shares          Amount         equity
                                                  ---------       ---------       ---------     -------------
Balance at August 31, 1999                        $    (864)            908       $ (14,074)      $  93,861
  Issuance of common stock for
    cash and notes receivable                            --              (4)             58              --
  Exercise of stock options                              --             (17)            265           1,881
  Issuance of stock in exchange
    for minority interest                                --            (332)          5,145          40,924
  Amortization of deferred
    compensation                                         --              --              --             603
  Payment on notes receivable
    from stockholders                                    --              --              --             100
  Net loss                                           (5,444)             --              --          (5,444)
  Net unrealized gain or loss on
    marketable securities                                --              --              --             146
  Translation adjustment                                 --              --              --            (388)
                                                                                                  ---------
  Comprehensive loss                                     --              --              --          (5,686)
                                                  ---------       ---------       ---------       ---------
Balance at August 31, 2000                           (6,308)            555          (8,606)        131,683
  Exercise of stock options                              --             (32)            646           1,568
  Redemptive right -
    Panama acquisition                                   --             242          (9,413)        (10,297)
  Sale of treasury stock                                 --             (68)          1,538           2,641
  Issuance of stock in exchange
    for minority interest                                --              --              --             795
  Payment on notes receivable
    from stockholders                                    --              --              --             231
  Amortization of deferred
    Compensation                                         --              --              --             372
  Net income                                          3,384              --              --           3,384
  Net unrealized gain or loss on                         --              --              --              62
    marketable securities
  Translation Adjustment                                 --              --              --            (329)
                                                                                                  ---------
  Comprehensive income                                   --              --              --           3,117
                                                  ---------       ---------       ---------       ---------
Balance at August 31, 2001                           (2,924)            697         (15,835)        130,110
  Issuance of series A
    convertible preferred stock                          --              --              --          19,914
  Dividends on preferred stock                         (991)             --              --            (991)
  Issuance of common stock                               --              --              --          10,000
  Exercise of stock options                              --            (131)          2,970           3,422
  Tax benefit from exercise of stock options             --              --              --           3,360
  Redemptive right -
    Panama acquisition                                   --              --              --            (614)
  Issuance of stock in exchange
    for minority interest                                --             (68)          1,543           1,893
  Amortization of deferred
    compensation                                         --              --              --             212
  Net income                                         11,779              --              --          11,779
  Net unrealized gain or loss on
    marketable securities                                --              --              --              15
  Translation adjustment                                 --              --              --          (5,345)
                                                                                                  ---------
  Comprehensive income                                   --              --              --           6,449
                                                  ---------       ---------       ---------       ---------
Balance at August 31, 2002                        $   7,864             498       $ (11,322)      $ 173,755
                                                  =========       =========       =========       =========

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

                                                                                     Years Ended August 31,
                                                                           -----------------------------------------
                                                                              2002            2001            2000
                                                                           ---------       ---------       ---------
Operating Activities:
Net income (loss)                                                          $  11,779       $   3,384       $  (5,444)
Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Depreciation                                                               12,480           9,414           4,610
   Goodwill amortization                                                          --             998             223
   Allowance for doubtful accounts                                               125              17            (443)
   Gain on sale of City Notes (related party)                                     --              --          (3,948)
   Gain on sale of travel program (related party)                                 --              --          (1,133)
   Loss (gain) on sale of real estate                                             82          (1,955)             --
   Extraordinary loss                                                             --             229              --
   Deferred income taxes                                                     (12,203)           (586)           (119)
   Tax benefit from exercise of stock options                                  3,360              --              --
   Minority interest                                                             160             840          (1,882)
   Equity in earnings of non-consolidated affiliate                               37              --              --
   Compensation expense recognized for stock options                             212             372             603
   Change in operating assets and liabilities:
       Change in accounts receivable, prepaids, other current assets,
          accrued salaries, deferred membership and other accruals           (11,872)         (5,001)          6,697
       Merchandise inventories                                                (8,271)        (16,348)        (29,030)
       Accounts payable                                                        5,911          17,477          18,633
       Restricted cash                                                         2,289         (11,509)         (2,503)
                                                                           ---------       ---------       ---------
Net cash flows provided by (used in) operating activities                      4,089          (2,668)        (13,736)

Investing Activities:
   Purchase of marketable securities                                          (3,000)             --              --
   Sale of marketable securities                                                  --           5,482          12,145
   Additions to property and equipment                                       (34,387)        (45,421)        (79,101)
   Payment (disbursement) of notes receivable                                     --           3,768          (2,597)
   Proceeds from sale of real estate                                              --           4,185              --
   Proceeds from sale of City Notes (related party)                               --              --          22,534
   Proceeds from sale of travel program (related party)                           --              --           1,500
   Investment in unconsolidated affiliate                                    (11,000)             --              --
   Proceeds from sale of property held for sale                                  696             926             440
   Panama acquisition - redemptive right                                      (1,025)        (11,347)             --
   Acquisition of minority interests                                            (500)             --              --
                                                                           ---------       ---------       ---------
Net cash flows used in investing activities                                  (49,216)        (42,407)        (45,079)

Financing Activities:
   Proceeds from bank borrowings                                             191,287          75,342          62,653
   Repayment of bank borrowings                                             (176,486)        (35,789)         (2,350)
   Dividends on convertible preferred stock                                     (724)             --              --
   Contributions by minority interest shareholders                             2,023           3,188           6,465
   Proceeds from exercise of stock options                                     3,422           1,568           1,881
   Issuance of common stock                                                   10,000              --              --
   Payment on notes receivable from stockholders                                  --             231             100
   Proceeds from issuance of convertible preferred stock                      19,914              --              --
   Sale of treasury stock                                                         --           2,641              --
                                                                           ---------       ---------       ---------
Net cash flows provided by financing activities                               49,436          47,181          68,749

Effect of exchange rate changes on cash and cash equivalents                  (5,345)           (329)           (388)
                                                                           ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                          (1,036)          1,777           9,546
Cash and cash equivalents at beginning of year                                26,280          24,503          14,957
                                                                           ---------       ---------       ---------
Cash and cash equivalents at end of year                                   $  25,244       $  26,280       $  24,503
                                                                           =========       =========       =========

Supplemental disclosure of cash flow information:
   Cash paid during the period for:
       Interest, net of amounts capitalized                                $   9,096       $   6,801       $   2,324
       Income taxes                                                        $   2,052       $   1,739       $     677

See accompanying notes.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – COMPANY OVERVIEW

PriceSmart, Inc.‘s (“PriceSmart” or the “Company”) business consists primarily of international membership shopping stores similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2002, the Company had 26 warehouse stores in operation in ten countries and two U.S. territories (four in Panama, three each in Costa Rica, the Dominican Republic, Guatemala and the Philippines, two each in El Salvador, Honduras and Trinidad and one each in Aruba, Barbados, Guam and the U.S. Virgin Islands), of which the Company owns at least a majority interest. In fiscal 2002, the Company increased its ownership from 60% to 90% in the operations in Aruba and increased its ownership from 51% to 100% in the operations in Barbados (see Note 14). In fiscal 2001, the Company increased its ownership from 62.5% to 90% in the operations in Trinidad (see Note 14). In fiscal 2000, the Company increased its ownership from 51% to 100% in the operations in Panama and increased its ownership from 60% to 100% in the operations in Costa Rica, Dominican Republic, El Salvador and Honduras (see Note 14). There also were eleven warehouse stores in operation (ten in China and one in Saipan) licensed to and operated by local business people as of August 31, 2002. In addition, until March 1, 2000, the Company operated a domestic travel program (see Note 9). The Company principally operates under one segment in three geographic regions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements include the assets, liabilities and results of operations of the Company’s majority and wholly owned subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

                                             Ownership       Basis of Presentation
                                             ---------       ---------------------
Ventures Services, Inc.                        100.0%        Consolidated
PriceSmart Panama (see Note 14)                100.0%        Consolidated
PriceSmart U.S. Virgin Islands                 100.0%        Consolidated
PriceSmart Guam                                100.0%        Consolidated
PriceSmart Guatemala                            66.0%        Consolidated
PriceSmart Trinidad (see Note 14)               90.0%        Consolidated
PriceSmart Aruba (see Note 14)                  90.0%        Consolidated
PriceSmart Barbados (see Note 14)              100.0%        Consolidated
PriceSmart Jamaica                              67.5%        Consolidated
PriceSmart Philippines                          52.0%        Consolidated
PriceSmart Mexico                               50.0%        Equity
PSMT Caribe, Inc. (see Note 14):
     Costa Rica                                100.0%        Consolidated
     Dominican Republic                        100.0%        Consolidated
     El Salvador                               100.0%        Consolidated
     Honduras                                  100.0%        Consolidated

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash — Restricted cash represents time deposits that are pledged as collateral for majority-owned subsidiary loans and amounts deposited in escrow for future asset acquisitions.

Marketable Securities — In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities,” marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of the stockholders’ equity. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Merchandise Inventories — Merchandise inventories, which is comprised of merchandise for resale, are valued at the lower of cost (average cost) or market.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Fixture and equipment lives range from 3 to 15 years and buildings from 10 to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is probable that the renewal option in the underlying lease will be exercised.

Long-Lived Assets — Long-lived assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. Management estimates such periods of economic benefits based on undiscounted cash flows, profitability projections and the ability of the business to perform within those projections. The Company periodically reviews long-lived assets for indicators of impairment, including those assets that are anticipated of being disposed of. No such indicators of impairment were present in the fiscal years presented.

Revenue Recognition — The Company recognizes sales revenue when title passes to the customer. Membership fee income represents annual membership fees paid by the Company’s warehouse members, which are recognized over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

Goodwill Amortization — Beginning September 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations,” and No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Specifically, under SFAS 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise (see Note 15).

Pre-Opening Costs — The Company expenses pre-opening costs (the costs of start-up activities, including organization costs) as incurred.

Stock-Based Compensation — Beginning September 1, 2002, the Company will adopt the fair value based method of recording stock options contained in Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” which the Company considers the preferable accounting method for stock-based employee compensation. Beginning September 1, 2002, all future employee stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted. Historically, and through August 31, 2002, the Company has applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans.

Foreign Currency Translation — In accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”) “Foreign Currency Translation,” the assets and liabilities of the Company’s foreign operations are primarily translated to U.S. dollars using the exchange rates at the balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated comprehensive loss.

Accounting Pronouncements — In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” effective for the Company beginning in fiscal 2003. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS 143 will not have a material impact on the Company’s consolidated financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” effective for the Company beginning in fiscal 2003. Prior period financial statements will not be restated as a result of the adoption of SFAS 144. SFAS 144 establishes a number of rules for the recognition, measurement and reporting of long-lived assets which are impaired and either held for sale or continuing use within the business. In addition, SFAS 144 broadly expands the definition of a discontinued operation to individual reporting units or asset groupings for which identifiable cash flows exist. The adoption of SFAS 144 will not have a material impact on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145 (“SFAS 145”), “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In addition to rescinding three FASB statements, SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS 145 will not have a material impact on the Company’s consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146‘s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company does not expect SFAS 146 to have a material impact on the Company’s consolidated financial statements.

Reclassifications — Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

                                              August 31,
                                      -------------------------
                                         2002            2001
                                      ---------       ---------
Land                                  $  31,080       $  30,232
Building and improvements               109,936          87,305
Fixtures and equipment                   67,848          56,135
Construction in progress                  6,591           7,396
                                      ---------       ---------
                                        215,455         181,068
Less: accumulated depreciation          (30,348)        (17,868)
                                      ---------       ---------
     Property and equipment, net      $ 185,107       $ 163,200
                                      =========       =========

Building and improvements includes capitalized interest of $1.2 million and $730,000 as of August 31, 2002 and 2001, respectively.

NOTE 4 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average common shares outstanding in the period. Diluted earnings (loss) per share are computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock and warrants) except where their inclusion is antidilutive (in thousands, except per share data):

                                                                  Years Ended August 31,
                                                            ----------------------------------
                                                              2002         2001          2000
                                                            -------      -------       -------
Income (loss) available to common stockholders
    before extraordinary item                               $10,788      $ 3,613       $(5,444)
Extraordinary item, net of tax                                   --         (229)           --
                                                            -------      -------       -------
    Net income (loss) available to common stockholders      $10,788      $ 3,384       $(5,444)
                                                            =======      =======       =======

Determination of shares:
    Common shares outstanding                                 6,455        6,254         5,386
    Assumed conversion of:
        Stock options                                           286          404            --
        Preferred stock                                          --           --            --
        Warrants                                                 --           --            --
                                                            -------      -------       -------
Diluted average common shares outstanding                     6,741        6,658         5,386

Basic earnings (loss) per share:
    Income (loss) available to common stockholders
        before extraordinary item                           $  1.67      $  0.58       $ (1.01)
    Extraordinary item, net of tax                          $    --      $ (0.04)      $    --
                                                            -------      -------       -------
    Net income (loss) available to common stockholders      $  1.67      $  0.54       $ (1.01)
                                                            =======      =======       =======

Diluted earnings (loss) per share:
    Income (loss) available to common stockholders
        before extraordinary item                           $  1.60      $  0.54       $ (1.01)
    Extraordinary item, net of tax                          $    --      $ (0.03)      $    --
                                                            -------      -------       -------
    Net income (loss) available to common stockholders      $  1.60      $  0.51       $ (1.01)
                                                            =======      =======       =======

NOTE 5 – MARKETABLE SECURITIES

Marketable securities classified as available-for-sale consisted of the following (in thousands):

                                                               August 31,
                                                        ------------------------
                                                          2002            2001
                                                        --------        --------
Commercial company bonds:
     Amortized cost                                     $  3,000        $     --
     Gross unrealized gains (losses)                          15              --
                                                        --------        --------
     Estimated fair value                               $  3,015        $     --
                                                        ========        ========

The fair value of the marketable securities is based on quoted market prices for the same or similar type issues. There were no gross realized gains or losses for fiscal 2002 or 2001. Gross realized losses were $104,000 for fiscal 2000. Marketable securities held as of August 31, 2002 had maturities of one year or less.

NOTE 6 – RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Employees become eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee’s one-year anniversary date. Prior to fiscal 2001, retirement contributions, if any, were based on a discretionary amount determined by the Board of Directors and were allocated to each participant based on the relative compensation of the participant, subject to certain limitations. During fiscal 2001, the plan was amended to eliminate discretionary contributions. Profit sharing contributions were $0, $0 and $321,000 for fiscal 2002, 2001 and 2000, respectively. The Company makes contributions to the 401(k) plan that are nondiscretionary and equal to 100% of the participant’s contribution up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $227,000, $178,000 and $25,000 during fiscal 2002, 2001 and 2000, respectively.

NOTE 7 – STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN

In August 1997, the Company adopted the 1997 Stock Option Plan of PriceSmart, Inc. (the “1997 Plan”) for the benefit of its eligible employees, consultants and independent directors. Under the 1997 Plan, 700,000 shares of the Company’s common stock are authorized for issuance. The Compensation Committee of the Board of Directors administers the 1997 Plan with respect to grants to employees or consultants of the Company, and the full Board of Directors administers the Plan with respect to director options. Options issued under the 1997 Plan typically vest over five years and expire in six years. Certain employees and directors of the Company participated in the Price Enterprises, Inc. (“PEI”) stock option plan. Upon consummation of the spin-off of the Company from PEI, the unvested PEI options held by these individuals were canceled. To replace those canceled options, the Company granted options to purchase PriceSmart common stock at share amounts and prices per share so that the employees and directors were in substantially the same economic position as they were prior to the spin-off.

In July 1998, the Company adopted the 1998 Equity Participation Plan of PriceSmart, Inc. (the “1998 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 1998 Plan authorizes 700,000 shares of the Company’s common stock for issuance. Options issued under the 1998 Plan typically vest over five years and expire in six years. The 1998 Plan also allows the Company to make loans to participants for the purchase of shares. As of August 31, 2002, outstanding loans were approximately $769,000, representing the purchase of 50,720 shares. The loans are with full recourse and interest is payable semi-monthly at 5.85% with the principal due in six years. Notwithstanding the foregoing, the Company has ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

In January 2001, the Company adopted the 2001 Equity Participation Plan of PriceSmart, Inc. (the “2001 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 2001 Plan authorizes 350,000 shares of the Company’s common stock for issuance. Options issued under the 2001 Plan typically vest over five years and expire in six years.

Total stock option activity relating to the 1997 Plan, 1998 Plan and 2001 Plan was as follows:

                                                                       Weighted
                                                                        Average
                                                      Shares        Exercise Price
                                                    ----------      --------------
Balance at August 31, 1999                           1,194,801        $    17.29
   Granted                                             111,900             38.17
   Exercised                                          (158,891)            12.13
   Cancelled                                          (114,429)            20.97
                                                    ----------        ----------
Balance at August 31, 2000                           1,033,381        $    19.94
   Granted                                             102,770             36.68
   Exercised                                          (138,882)            13.68
   Cancelled                                           (60,346)            28.78
                                                    ----------        ----------
Balance at August 31, 2001                             936,923        $    22.93
   Granted                                             363,550             35.10
   Exercised                                          (204,909)            16.39
   Cancelled                                           (20,817)            18.87
                                                    ----------        ----------
Balance at August 31, 2002                           1,074,747        $    28.29

As of August 31, 2002, options to purchase 409,152 shares were exercisable and there were 1,090,843 shares of the Company’s common stock reserved for future issuance, of which 16,096 shares are available for granting. The following table summarizes information about stock options outstanding at August 31, 2002:

     Range            Outstanding    Weighted-Average                         Exercisable
  of Exercise            as of          Remaining         Weighted-Average       as of       Weighted-Average
     Prices          Aug. 31, 2002   Contractual Life      Exercise Price    Aug. 31, 2002    Exercise Price
--------------        -----------    ----------------     ----------------    -----------    ----------------
$  12.38-16.50           249,746           1.9                $ 15.53           179,781          $ 15.57
   16.50-20.63           177,878           1.7                  17.55           125,028            17.48
   28.88-33.00            47,400           5.1                  32.13             9,880            32.13
   33.00-37.13           380,973           5.3                  35.00             8,763            35.02
   37.13-41.25           218,750           4.0                  39.09            85,700            38.69
--------------        -----------    ----------------     ----------------    -----------    ----------------
$  12.38-41.25         1,074,747           3.7                $ 28.29           409,152          $ 21.81

The weighted-average fair value of the stock options granted during 2002 and 2001 was $14.83 and $14.49, respectively.

The Company recorded deferred compensation of $2.4 million in connection with the grants of certain stock options to employees during fiscal 1999. A total of 552,291 options were issued at a price lower than market on date of grant. On date of grant, the market price was $20.25, and a total of 81,250 options were issued with an exercise price of $16.25, 446,041 options were issued with an exercise price of $15.50 and 25,000 options were issued with an exercise price of $14.75. The deferred compensation is being amortized ratably over the vesting period of the respective options.

Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS 123. The fair value of each option grant is estimated on the date of grant using the “Black-Scholes” option-pricing model with the following weighted average assumptions used for grants in fiscal 2002, 2001 and 2000:

                                                  Years Ended August 31,
                                     ------------------------------------------------
                                       2002                2001                 2000
                                     -------             -------              -------
Risk free interest rate                 4.3%                  6%                   6%
Expected life                        5 years             5 years              6 years
Expected volatility                    42.2%               42.5%                42.6%
Expected dividend yield                   0%                  0%                   0%

For the purpose of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The Company’s pro forma information for the years ended August 31, 2002, 2001 and 2000 was as follows (in thousands, except per share data):

                                                         Years Ended August 31,
                                                 ---------------------------------------
                                                    2002           2001           2000
                                                 ---------      ---------      ---------
Pro forma net income (loss)                      $   7,174      $   2,911      $  (6,715)
Pro forma earnings (loss) per diluted share      $    1.06      $    0.44      $   (1.13)

The pro forma effect on net income for 2002 and 2001, and net loss for 2000 is not likely to be representative of the pro forma effect on reported earnings in future years.

NOTE 8 – CITY NOTES RECEIVABLE

The City Notes, with interest rates ranging from 8% to 10%, which were sold in April 2000 (see Note 9), represent amounts loaned to U.S. municipalities and agencies to facilitate real property acquisition and improvements. Repayment of the majority of these notes generally was based on that municipality’s allocation of sales tax revenues generated by retail businesses located on the particular property associated with such City Note. City Note repayments were calculated in accordance with specific revenue sharing agreements, and, under the terms of most City Notes, the unpaid balance of the note was to be forgiven on its maturity date. Interest income was recognized based upon the stated interest rates and amounted to $948,000 for the year ended August 31, 2000.

NOTE 9 – SALE OF ASSETS

During fiscal 2001, the Company, through its majority and wholly owned subsidiaries, sold $2.2 million in land. The properties were mainly excess land surrounding its warehouses. These sales resulted in a gain of approximately $2.0 million.

On April 5, 2000, the Company sold its City Notes for $22.5 million to the Price Family Charitable Trust (“Trust”), a California trust (see Note 18). The Company recognized a gain of approximately $3.9 million arising from this transaction during fiscal 2000.

On March 1, 2000, the Company sold its travel program for $1.5 million to Club-4U, Inc. (see Note 18) under an asset purchase agreement. Under the purchase agreement, Club-4U, Inc. acquired the assets primarily used in connection with the travel program, subject to liabilities under the travel program’s existing contracts, resulting in a gain of approximately $1.1 million during fiscal 2000.

NOTE 10 – PROPERTY HELD FOR SALE

Property held for sale, which represents improved land, was $0 and $726,000 as of August 31, 2002 and 2001, respectively. During fiscal 2002, the Company sold the remaining property for a loss of $82,000. As the property was held for sale, the net results of the real estate operations are included in other income (expense) on the consolidated statements of operations. The net operating results for each of the three years ended August 31, 2002 were not material.

NOTE 11 – FOREIGN CURRENCY INSTRUMENTS

PriceSmart transacts business primarily in various Latin American, Caribbean and Asian foreign currencies. The Company, at times, enters into non deliverable forward currency exchange contracts (NDFs) that are generally for short durations of six months or less and no physical exchange of currency occurs at maturity (only the resulting gain or loss). The premium associated with each NDF is amortized on a straight-line basis over the term of the NDF, and realized gains or losses are recognized on the settlement date in cost of goods sold. The related receivable or liability with counterparties to the NDFs is recorded in the consolidated balance sheet. If the NDFs were recorded based on a mark-to-market basis, the effect would be immaterial for all periods presented. In addition, all NDFs entered into for the periods presented did not, individually or in the aggregate, result in a material gain or loss upon settlement. Although, the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes none of the NDFs are designated as hedges. As of August 31, 2002 and 2001, the Company had $0 and $2.0 million in NDFs outstanding, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company is committed under 20 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2003 and 2032. Rental expense charged to operations under operating leases totaled approximately $9.0 million, $4.6 million and $2.2 million for fiscal years 2002, 2001 and 2000, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,                     Amount
----------------------                    --------
2003                                      $  9,113
2004                                         8,371
2005                                         8,392
2006                                         8,269
2007                                         8,359
Thereafter                                  98,761
                                          --------
Total                                     $141,265
                                          ========

From time to time the Company and its subsidiaries are subject to legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, cash flow or liquidity.

NOTE 13 – LEGAL SETTLEMENT

A former licensee of the Company which operated in the Philippines claimed to have the exclusive right for 20 years to own and operate warehouses licensed by the Company in the Philippines, based upon a license agreement it had entered into with the Company in 1997. In 2001, this former licensee filed lawsuits in both the Philippines and the United States, claiming that its license agreement had been terminated by the Company in 1998 without justification. In both lawsuits the Company, while disputing the validity of the claim, argued that under the license agreement arbitration in Australia was the exclusive forum for litigating any such dispute. The former licensee vigorously opposed arbitration. Decisions in favor of the Company on this issue were rendered by the Philippines Court of Appeals in late December 2001 and by the United States District Court for the Southern District of California on February 12, 2002.

On February 15, 2002, the Company entered into a settlement agreement with the former licensee, resolving all claims and terminating all litigation. The terms of the settlement were as follows: (i) the Company paid the former licensee $1.0 million on February 18, 2002 and $500,000 on September 1, 2002; (ii) the Company may buy certain equipment, which had been used in the formerly licensed business and can be utilized in the Company’s Philippine operations, at 70% of its original purchase price (the maximum payment by the Company for this equipment to be approximately $1.0 million); (iii) the former licensee relinquished all claims to the “PriceSmart” name and will neither compete with nor impede the Company’s operations; and (iv) all litigation was terminated and all claims of the former licensee against the Company were fully released.

NOTE 14 – ACQUISITION OF MINORITY INTERESTS

The Company’s business combinations are accounted for under the purchase method of accounting, and include the results of operations of the acquired business from the date of acquisition. Net assets of the acquired business are recorded at their fair value at the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired is included in goodwill in the accompanying consolidated balance sheets.

Aruba: On June 24, 2002, the Company entered into an agreement to acquire an additional 30% interest in the PriceSmart Aruba majority owned subsidiary, which previously had been 60% owned by the Company. The purchase price of the 30% interest consisted of 9,353 shares of PriceSmart common stock and the assumption of capital contributions outstanding of $1.3 million, net of the minority interest acquired. In addition, under the agreement, the Company has a two-year option, beginning on May 25, 2004, to purchase the remaining 10% interest in the Aruba entity at a purchase price of $677,000, increasing at a 10% annual rate beginning on May 25, 2004.

Barbados: On June 24, 2002, the Company entered into agreements to acquire the remaining interests in the PriceSmart Barbados majority owned subsidiary, which previously had been 51% owned by the Company. The purchase price of the 49% interest consisted of 38,455 shares of PriceSmart common stock, cash payments totaling $500,000, and the assumption of capital contributions outstanding of $1.7 million, net of the minority interest acquired. Under the agreements, the Company also guaranteed the existing promissory notes of approximately $1.7 million payable to the former minority stockholders by the Barbados subsidiary, which are due on May 4, 2004.

Trinidad: On July 24, 2001, the Company entered into agreements to acquire an additional 27.5% interest in the PriceSmart Trinidad majority owned subsidiary, which previously had been 62.5% owned by the Company. The purchase price of the 27.5% interest consisted of: (a) 20,115 shares of PriceSmart common stock; (b) a 9% interest in the PriceSmart Barbados subsidiary; (c) a 17.5% interest in the PriceSmart Jamaica subsidiary; (d) a promissory note of $314,000; (e) forgiveness of a note receivable due to the Company of $317,000 and (f) the assumption of capital contributions outstanding of $340,000, net of the minority interest acquired. As a result of this additional interest acquired, the Company increased its guaranty proportionately for the outstanding long-term debt related to the Trinidad operations.

Panama: On March 27, 2000, the Company entered into an agreement to acquire the remaining interest in the PriceSmart Panama majority owned subsidiary, which previously had been 51% owned by the Company and 49% owned by BB&M International Trading Group (“BB&M”), whose principals are several Panamanian businessmen, including Rafael Barcenas, a director of PriceSmart. In exchange for BB&M’s 49% interest, the Company issued to BB&M’s principals 306,748 shares of PriceSmart common stock. As a result of this acquisition, the Company increased its guaranty for the outstanding long-term debt related to the Panama operations to 100%.

Under the stock purchase agreement relating to the Panama acquisition, the Company agreed to redeem the shares of the Company’s common stock issued to BB&M at a price of $46.86 per share following the one-year anniversary of the completion of the acquisition upon the request of BB&M’s principals. On April 5, 2001, the Company redeemed 242,144 shares of its common stock, for an aggregate of approximately $11.4 million in cash, resulting in an incremental goodwill adjustment of approximately $1.1 million. The Company agreed to redeem, at its option for cash or additional stock, the remaining 64,604 shares following the second anniversary of the completion of the acquisition at the price of $46.86 per share upon the holders’ request.

On March 28, 2002, the holders of the remaining 64,604 shares of the Company’s common stock requested redemption of these shares for the agreed upon price of $46.86 per share. In lieu of redeeming the shares, at the request of the Company, the holders sold their shares on the open market. The Company then paid the holders approximately $1.0 million in cash, representing the difference between the agreed upon price of $46.86 per share and the average selling price of $30.99 per share obtained by the holders, resulting in an incremental goodwill adjustment of approximately $411,000.

Caribe: On July 7, 2000, the Company entered into an agreement to acquire the remaining interests in the PSMT Caribe, Inc. majority owned subsidiary, which previously had been 60% owned by the Company. PSMT Caribe, Inc. is the holding company formed by PriceSmart and PSC, S.A. (a Panamanian company) to hold their respective interests in the PriceSmart membership warehouse clubs operating in Costa Rica, El Salvador, Honduras and the Dominican Republic. As consideration for the acquisition of the 40% interest, PriceSmart issued to PSC, S.A. 679,500 shares of PriceSmart common stock, half of which were restricted from sale for one year. As a result of this acquisition, the Company has increased its guaranty for the outstanding long-term debt related to the warehouses operating in Costa Rica, El Salvador, Honduras and the Dominican Republic to 100%.

Results from operations of the acquired minority interests have been included in the consolidated financial results of the Company from the initial dates of the transactions described above. As a result of the acquisitions the Company will recognize a greater percentage of the cash flow and results from operations for each subsidiary.

Each of the acquisitions was accounted for as a purchase under Accounting Principles Board Opinion No. 16 (“APB No. 16”) and SFAS 141. The value of the shares of the Company’s common stock issued in these transactions was determined based on the average market price of the Company’s common stock over the period a few days before and after the terms of the acquisitions were agreed to and subsequently announced. The value assigned to the interests in the PriceSmart Jamaica and Barbados subsidiaries of 17.5% and 9%, respectively, as part of the Trinidad acquisition were based on joint venture agreements recently entered into with third party minority interest stockholders. Land was valued based upon third-party appraisals and/or values received by the Company in connection with the sale of excess real estate near the time of the acquisition.

The aggregate excess of the purchase price over the fair value of assets acquired for all of the acquisitions was $24.3 million and is reflected in goodwill, net of accumulated amortization of $1.2 million, in the accompanying consolidated balance sheets as of August 31, 2002, none of which is expected to be deductible for tax purposes. In addition, the goodwill was assigned to the Latin America and Caribbean segments.

The components of the purchase prices and allocations, as adjusted, for the acquisitions are as follows (in thousands):

                                                                                               PSMT
                                                                                              Caribe,
                                           Aruba       Barbados     Trinidad      Panama       Inc.        Total
                                          -------      --------     --------     -------      -------     -------
Consideration and acquisition costs:
    Issuance of stock                     $   371      $ 1,522      $   795      $ 2,003      $27,010     $31,701
    Cash                                       --          500          314       12,372           --      13,186
    Forgiveness of note receivable             --           --          317           --           --         317
    Interest in PriceSmart ventures            --           --        1,651           --           --       1,651
    Acquisition costs                          90          238          225           35          341         929
                                          -------      -------      -------      -------      -------     -------
              Total                       $   461      $ 2,260      $ 3,302      $14,410      $27,351     $47,784
                                          =======      =======      =======      =======      =======     =======

Allocation of purchase price:
    Land                                  $    --      $    --      $   423      $   806      $ 3,093     $ 4,322
    Minority interest                        (321)         510        2,167        6,234       10,580      19,170
    Goodwill                                  782        1,750          712        7,370       13,678      24,292
                                          -------      -------      -------      -------      -------     -------
              Total                       $   461      $ 2,260      $ 3,302      $14,410      $27,351     $47,784
                                          =======      =======      =======      =======      =======     =======

The following unaudited pro forma data summarizes the results of operations for the periods presented as if the acquisitions of minority interests had been completed as of September 1, 1999. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of the periods presented or that may be obtained in the future (in thousands, except per share data):

                                                                 Years Ended August 31,
                                                        ---------------------------------------
                                                           2002           2001           2000
                                                        ---------      ---------      ---------
Total revenues                                          $ 648,547      $ 488,950      $ 304,615
Operating income (loss)                                    13,943          6,469        (13,490)
                                                        ---------      ---------      ---------
Net income (loss) available to common stockholders      $  11,008      $   3,386      $  (7,515)
                                                        =========      =========      =========

Basic earnings (loss) per share                         $    1.71      $    0.54      $   (1.40)
Diluted earnings (loss) per share                       $    1.63      $    0.51      $   (1.40)

NOTE 15 – AMORTIZATION OF GOODWILL

The Company adopted SFAS 142 effective September 1, 2001. Under SFAS 142, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise.

The goodwill for each of the acquisitions described above (see Note 14) is as follows (in thousands):

                                                  August 31,
                                    --------------------------------------
                                      2002           2001           2000
                                    --------       --------       --------
Panama                              $  7,370       $  6,959       $  5,909
PSMT Caribe, Inc.                     13,678         13,678         13,492
Trinidad                                 712            712             --
Aruba                                    782             --             --
Barbados                               1,750             --             --
                                    --------       --------       --------
                                      24,292         21,349         19,401
Less: Accumulated amortization        (1,221)        (1,221)          (223)
                                    --------       --------       --------
Goodwill, net                       $ 23,071       $ 20,128       $ 19,178
                                    ========       ========       ========

The Company applied the new rules on accounting for goodwill and other intangible assets effective September 1, 2001. Application of the nonamortization provisions of SFAS 142 resulted in an increase in net income of approximately $1.1 million for the fiscal year ending August 31, 2002. The Company performed the required impairment tests of the Company’s goodwill and as a result, no impairment losses were recorded for the fiscal year ending August 31, 2002.

Had the Company been accounting for its goodwill under SFAS 142 for all periods presented, the Company’s net income allocable to common stockholders (in thousands) and earnings per share would have been as follows:

                                                                           Years Ended August 31,
                                                                    ------------------------------------
                                                                      2002          2001          2000
                                                                    --------      --------      --------
Reported net income (loss) available to common stockholders         $ 10,788      $  3,384      $ (5,444)
Add back goodwill amortization, net of tax                                --           998           223
                                                                    --------      --------      --------
Adjusted net income (loss) available to common stockholders         $ 10,788      $  4,382      $ (5,221)
                                                                    ========      ========      ========

Basic earnings (loss) per share:
   Reported net income (loss) available to common stockholders      $   1.67      $   0.54      $  (1.01)
   Goodwill amortization, net of tax                                $     --      $   0.16      $   0.04
                                                                    --------      --------      --------
   Adjusted net income (loss) available to common stockholders      $   1.67      $   0.70      $  (0.97)
                                                                    --------      --------      --------

Diluted earnings (loss) per share:
   Reported net income (loss) available to common stockholders      $   1.60      $   0.51      $  (1.01)
   Goodwill amortization, net of tax                                $     --      $   0.15      $   0.04
                                                                    --------      --------      --------
   Adjusted net income (loss) available to common stockholders      $   1.60      $   0.66      $  (0.97)
                                                                    ========      ========      ========

NOTE 16 – INCOME TAXES

Significant components of the income tax provision (benefit) are as follows (in thousands):

                                   Years Ended August 31,
                            --------------------------------------
                              2002           2001           2000
                            --------       --------       --------
Current:
   U.S.                     $     --       $     --       $     --
   Foreign                     4,349          1,652             --
                            --------       --------       --------
     Total                     4,349          1,652             --

Deferred:
   U.S.                        3,614         (1,448)        (2,484)
   Foreign                    (1,596)          (679)        (3,145)
   Valuation Allowance       (10,861)          (111)         5,510
                            --------       --------       --------
     Total                    (8,843)        (2,238)          (119)
                            --------       --------       --------
Total benefit               $ (4,494)      $   (586)      $   (119)
                            ========       ========       ========

The reconciliation of income tax computed at the Federal statutory tax rate to the provision (benefit) for income taxes is as follows (in thousands):

                                                                     Years Ended August 31,
                                                             --------------------------------------
                                                               2002           2001           2000
                                                             --------       --------       --------
Federal taxes at statutory rates                             $  2,477       $    951       $ (1,891)
State taxes, net of Federal benefit                               347            163           (334)
State net operating loss carryforwards not utilized               552             --             --
Difference in foreign tax rates and permanent items             3,614           (627)        (1,364)
Increase (decrease) in valuation allowance for deferred
   tax assets and other                                       (11,524)        (1,098)         4,055
All other, net                                                     40             25           (585)
                                                             --------       --------       --------
     Total income tax benefit                                $ (4,494)      $   (586)      $   (119)
                                                             ========       ========       ========

The change in the valuation allowance for 2002 includes a $3.4 million reversal of the valuation allowance related to the tax benefit of stock option deductions, which was allocated to additional paid in capital. In addition, the change in the valuation allowance for 2002, 2001 and 2000 includes the future tax benefit of stock option deductions of approximately $700,000, $1.0 million and $1.5 million, respectively.

Significant components of the Company’s deferred tax assets as of August 31, 2002 and 2001 are shown below. A valuation allowance of $16.1 million at August 31, 2002 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain (in thousands).

                                                    August 31,
                                             -----------------------
                                               2002           2001
                                             --------       --------
Deferred tax assets:
   U.S. net operating loss carryforward      $ 15,146       $ 17,267
   U.S. capital loss carryforward               9,743         10,137
   Foreign deferred taxes                       5,532          3,936
   Deferred compensation                           --            816
   All other, net                                 235            518
                                             --------       --------
     Total deferred tax assets                 30,656         32,674

Valuation allowance                           (16,096)       (30,317)
                                             --------       --------
     Net deferred tax assets                 $ 14,560       $  2,357
                                             ========       ========

During fiscal 2002, management reassessed the valuation allowance previously established against U.S. net deferred tax assets. Factors considered by management-included history of earnings, additional store openings within respective countries, projected earnings based on current operations and a determination that net operating loss carryforward periods are sufficient to realize the related deferred tax assets. Based on the positive evidence, management concluded that it is more likely than not that a portion of the U.S. deferred tax assets would be realized. Where operations of certain foreign entities did not provide sufficient positive evidence, management concluded that it is more likely than not that some or all of the deferred tax assets will not be realized and a valuation allowance was established. Accordingly, the Company has foreign deferred tax assets of $3.5 million, net of a $2.0 million valuation allowance, as of August 31, 2002.

As of August 31, 2002, the Company has Federal and state net operating loss carryforwards of approximately $42.0 million and $9.8 million, respectively. The Federal and state tax loss carryforwards will begin expiring in 2010 and 2003, respectively, unless previously utilized. In addition, the Company incurred a Federal and state capital loss on the sale of the City Notes in fiscal 2000 totaling $24.5 million. The associated tax loss carryforward of $9.7 million will expire in 2006.

Pursuant to Section 382 of the Internal Revenue Code, annual use of $9.1 million of the Company’s net operating loss carry forwards will be limited because of cumulative changes in ownership of more than 50% which occurred during 1995. However, the Company does not believe such change will have a material impact upon utilization of these carryforwards.

NOTE 17 – DEBT

As of August 31, 2002, the Company had $23.6 million outstanding in short-term bank borrowings as follows:

In April 2000, the Company, through its Dominican Republic subsidiary, entered into a line of credit for $2.0 million, of which $500,000 was outstanding at August 31, 2002. The credit line was due in six months and was subsequently renewed until November 2002. Interest is payable monthly at 8% per annum. In June and July 2001, the Company, through its Dominican Republic subsidiary, entered into two separate line of credit facilities for $2.0 million each, both of which were due in six months, and subsequently renewed until October 2002 and February 2003, respectively. Interest is payable monthly at 7.75% and 7.90% per annum, respectively. In July 2002, the Company, through its Dominican Republic subsidiary, entered into a line of credit for $1.5 million, which is due in January 2003. Interest is payable monthly at 9.25% per annum.

In June 2001, the Company, through its joint venture arrangement in Guatemala, entered into a line of credit for approximately $1.9 million, which was due in twelve months and subsequently renewed until August 2003. Interest is payable monthly at 13.00% per annum. In July 2002, the Company, through its joint venture arrangement in Guatemala, entered into a line of credit for approximately $1.8 million, which is due in December 2002. Interest is payable monthly at 13.50% per annum.

In July 2001, the Company, through its Honduras subsidiary, entered into a line of credit for $2.0 million, of which $650,000 was outstanding at August 31, 2002. The credit line was due in six months and subsequently renewed until February 2003. Interest is payable monthly at 9.75% per annum. In August 2002, the Company, through its Honduras subsidiary, entered into two separate line of credit facilities for $1.0 million and $500,000, both of which are due in February 2003. Interest for both facilities is payable monthly at 8.50% per annum.

In March 2001, the Company, through its El Salvador subsidiary, entered into a line of credit for $1.0 million, which was due in six months and subsequently renewed until September 2002. Interest is payable monthly at 8.40% per annum. In March 2001, the Company, through its El Salvador subsidiary, entered into a line of credit for approximately $1.9 million, which was due in twelve months and subsequently renewed until March 2003. Interest is payable monthly at 8.00% per annum.

In August 2001, the Company, through its Costa Rica subsidiary, entered into a line of credit for $3.0 million, of which $2.6 million is outstanding at August 31, 2002. The credit line was due in six months and subsequently renewed until March 2003. Interest is payable monthly and based on the prime rate plus 2% (6.75% at August 31, 2002).

In May 2001, the Company, through its joint venture arrangement in Philippines, entered into a line of credit for approximately $1.9 million. The credit line was due in twelve months and subsequently renewed until December 2002. Interest is payable monthly at 8.8% per annum. In May 2002, the Company, through its joint venture arrangement in Philippines, entered into a line of credit for approximately $2.5 million, which is due in twelve months. Interest is payable monthly at 9.5% per annum.

In September 2001, the Company, through its U.S. Virgin Islands subsidiary, entered into a line of credit for $2.0 million, of which $1.8 million is outstanding at August 31, 2002. The line is due in September 2002. Interest is payable monthly at 6.25% per annum.

In November 2001, the Company entered into a revolving line of credit for $10 million, which expires in November 2002. As of August 31, 2002, the full amount was available under the revolving line of credit. Interest is payable monthly and is based on the prime rate (4.75% at August 31, 2002).

As of August 31, 2002, $13.2 million was available for future borrowings under the 16 facilities listed above. Each of the facilities is secured by certain assets of the respective subsidiary and $20.2 million of the total amount currently borrowed is guaranteed by the Company as of August 31, 2002.

Long-term debt consists of the following (in thousands):

                                                                          August 31,
                                                                    ----------------------
                                                                      2002          2001
                                                                    --------      --------
Note due October 2004 (six-month LIBOR + 4.0%),
   5.80% and 7.45% in 2002 and 2001, respectively                   $    544      $  4,126
Note due October 2005 (six-month LIBOR + 4.0%),
   5.80% in 2002                                                       4,577            --
Note due September 2003, 2.40% and 14.00% in 2002 and
   2001, respectively                                                  3,750         3,750
Note due May 2004, 11.25% in 2002 and 2001                             3,750         3,750
Note due May 2005, 11.25% in 2002 and 2001                             3,750         3,750
Note due September 2010 (six-month LIBOR + 4%),
   5.80% and 7.45% in 2002 and 2001, respectively                     22,000        22,000
Note due September 2010 (six-month LIBOR + 4%),
   5.80% and 7.45% in 2002 and 2001, respectively                      5,000         5,000
Note due September 2003, 11.50% in 2002 and 2001                       3,750         3,750
Note due January 2005, 11.50% in 2002 and 2001                         3,750            --
Note due December 2004 (three-month LIBOR + 4%),
   5.81% and 7.46% in 2002 and 2001, respectively                      2,813         3,688
Note due March 2011 (six-month LIBOR + 2.0%),
   3.80% and 5.45% in 2002 and 2001, respectively                     10,000        10,000
Note due February 2006 (three-month LIBOR + 5.125%),
   6.94% and 8.59% in 2002 and 2001, respectively                      2,240         2,800
Note due February 2005 (three-month LIBOR + 5.645%),
   9.11% in 2001                                                          --         2,907
Note due June 2007 (three-month LIBOR + 4.0%),
   5.81% and 7.46% in 2002 and 2001, respectively                      4,465         5,357
Note due October 2005 (three-month LIBOR + 1.75%),
   3.56% and 5.21% in 2002 and 2001, respectively                      7,157         9,417
Note due March 2011 (three-month LIBOR + 4.0%),
   5.81 and 7.46% in 2002 and 2001, respectively                       5,250         5,850
Note due September 2006 (91 day T-Bill + 3.5%), 13.01% in 2002         4,822            --
Note Due June 2007 (90 day MART1 + 3.0%), 8.85% in 2002                4,822            --
Note due August 2012, 7.60% in 2002                                    5,500            --
Note due May 2004, 9.0% in 2002                                        1,354            --
Note due May 2004, 9.0% in 2002                                          304            --
                                                                    --------      --------
     Total                                                            99,598        86,145
     Less: current portion                                             9,059         6,842
                                                                    --------      --------
     Long-term debt                                                 $ 90,539      $ 79,303
                                                                    ========      ========

All of the notes are collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company, except for approximately $22.0 and $24.0 million at August 31, 2002 and 2001, respectively, which are classified as long-term debt as they are secured by long-term collateral deposits for the same amounts and are included in restricted cash on the consolidated balance sheets.

Annual maturities of long-term debt during the next five years are as follows (in thousands):

Years Ended August 31,                           Annual Maturity
--------------------------------                 ---------------
2003                                                 $  9,059
2004                                                   24,085
2005                                                   20,940
2006                                                   10,019
2007                                                    6,625
Thereafter                                             28,870
                                                     --------
Total                                                $ 99,598
                                                     ========

Under the terms of each of its debt agreements, the Company must comply with certain covenants which include, among others, current ratio, debt service ratio, interest coverage ratio and leverage ratio. The Company is in compliance with all of these covenants, except for the current ratio and interest coverage ratio for a $6.0 million note, for which the Company obtained the necessary waiver for this note through August 31, 2003.

Pursuant to the terms of the bank credit agreement, the Company can issue up to $7.0 million of standby letters of credit. Fees are paid up front and charges are paid as incurred. As of August 31, 2002, there were outstanding letters of credit in the amount of $4.0 million.

NOTE 18 – RELATED PARTY TRANSACTIONS

Relationships with Grupo Gigante, S.A.: In January 2002, the Company entered into a joint venture agreement with Grupo Gigante, S.A. de C.V. (“Gigante”), of which Angel Losada M., a director of the Company, is Vice-Chairman, Executive President and a significant stockholder, to initially open four PriceSmart warehouse stores in Mexico. The Company and Gigante have agreed to contribute $20 million each for a total of $40 million, and will each own 50% of the operations in Mexico. Gigante also purchased 15,000 of the 20,000 shares of Preferred Stock issued, and all of the warrants to purchase 200,000 shares of the Company’s common stock, for a total of $15 million (see Note 19). During the third quarter of fiscal 2002, the Company’s Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture plans to construct and operate a membership warehouse. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease. The Company expects the term of the proposed lease will be 30 years with two five-year renewal options, and the lease will have a future minimum lease commitment of approximately $300,000 per year. However, the terms of the lease have not been finalized and are subject to approval by Gigante and the Board of Directors of the joint venture.

Relationships with the Price Family: In January 2002, the Company sold an aggregate of 1,650 shares of the Preferred Stock (see Note 19), for $1.7 million, to entities affiliated with Robert Price, Chairman of the board of directors and a significant stockholder of the Company, and Sol Price, a significant stockholder of the Company and father of Mr. R. Price. These entities also entered into an agreement granting Gigante a one-year right of first refusal to their shares of the Company’s capital stock. In April 2000, the Company sold its City Notes to the Price Family Charitable Trust (the “Trust”), a California trust (see Note 9). Mr. S. Price and Mr. R. Price are trustee and successor trustee, respectively, of the Trust. The Company secured an independent appraisal and marketed the City Notes through a third-party brokerage firm before selling the City Notes to the Trust. In March 2000, the Company sold its travel program to Club-4U, Inc. (see Note 9). Club-4U, Inc., which has since been sold to the management of that company, was owned by Mr. S. Price and its directors included James Cahill and Murray Galinson, who are also directors of the Company. In addition, the Company leases 42,000 square feet of office space from Price Legacy Corporation, formerly known as PEI, of which Mr. S. Price is a principal stockholder and its directors include Messrs. Cahill and Galinson and Jack McGrory, a director of the Company, at a rate $27,660 per month pursuant to a triple net lease. From time to time, members of the Company’s management use a private plane owned in part by PFD Ivanhoe, Inc. to travel to business meetings in Central America and the Caribbean. The Price Group LLC (the “Price Group”) owns 100% of the stock of PFD Ivanhoe, Inc., and Messrs. S. Price and Cahill are officers of PFD Ivanhoe, Inc. The Price Group’s members include Messrs. S. Price, R. Price, Cahill, Galinson and McGrory. When the Company uses the plane, it reimburses PFD Ivanhoe, Inc. for a portion of a fixed management fee and additional expenses PFD Ivanhoe, Inc. incurs based on the number of hours flown. The Company also reimburses PFD Ivanhoe, Inc. for direct charges associated with use of the plane, including landing fees, international fees and catering. During fiscal 2002, 2001 and 2000, the Company paid PFD Ivanhoe $555,000, $796,000 and $227,000, respectively, to cover the costs associated with the Company’s use of the plane.

Relationships with Edgar Zurcher: Edgar Zurcher has been a director of the Company since November 2000 and a director and officer of PSMT Caribe, Inc., a subsidiary of the Company since its inception in December 1998. Mr. Zurcher is also the managing partner of the law firm Zurcher, Montoya & Zurcher, in Costa Rica, which the Company has utilized in legal matters and incurred legal expenses of $4,000 and $20,000 during fiscal 2002 and 2001, respectively. Mr. Zurcher is also a director of a vendor from which the Company purchased approximately $339,000, $258,200 and $227,000 of product during fiscal 2002, 2001 and 2000, respectively. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000, of which $544,000 is outstanding as of August 31, 2002 and due in October 2004. Additionally, Mr. Zurcher is a director of Banco Promerica (El Salvador), which entered into a $1 million short-term credit facility with the Company during fiscal 2000 and was repaid in January 2001. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which the full amount is outstanding as of August 31, 2002. Mr. Zurcher is also a director of PLP, S.A., which owns 40% of Payless ShoeSource Holdings Ltd., an entity formed to operate Payless ShoeSource retail stores in Latin America and the Caribbean. During fiscal 2002, the Company rented retail space to Payless ShoeSource Holdings Ltd. in 14 of the Company’s warehouse locations and recorded $693,000 in rental income.

Relationships with Rafael Barcenas: Rafael Barcenas has been a director of the Company since April 1998 and is also General Director of Boyd, Barcenas, S.A., an advertising firm in Panama, to which the Company paid approximately $85,000, $95,000 and $187,000 for services rendered during fiscal 2002, 2001 and 2000, respectively. In January 2000, the Company sold a five percent interest in PSMT Trinidad/Tobago Limited (“PSMT Trinidad”), which operates the Company’s Trinidad and Tobago business, to an affiliate of Mr. Barcenas for $400,000. In July 2001, the Company agreed to purchase a 2.5% interest in PSMT Trinidad from Mr. Barcenas’ affiliate in exchange for 6,490 shares of the Company’s common stock, $41.65 in cash and the Company’s agreement to cancel a $40,000 debt obligation owed by Mr. Barcenas’ affiliate to the Company. The parties completed the transaction in September 2001. In November 2000, the Company, through its Panama subsidiary, sold 15,400 square meters of excess land at its David, Panama location for approximately $471,000 to an affiliate of Mr. Barcenas. In March 2000, the Company acquired sole ownership of the PriceSmart Panama business, which previously had been 51% owned by the Company and 49% owned by BB&M International Trading Group (“BB&M”), whose principals are several Panamanian businessmen, including Mr. Barcenas. In return for BB&M’s 49% interest, PriceSmart conveyed to BB&M’s principals 306,748 shares of PriceSmart common stock. In April 2001, the Company redeemed 242,144 of these shares for an aggregate of approximately $11.4 million in cash. In March 2002, in lieu of redeeming the remaining 64,604 shares, at the request of the Company, the holders sold their shares on the open market, and the Company paid the holders approximately $1.0 million in cash, representing the difference between the agreed upon price of $46.86 per share and the average selling price of $30.99 per share obtained by the holders.

Relationships with PSC. S.A.: PSC, S.A. beneficially owns approximately 11.0% of the Company’s common stock. In addition, Mr. Zurcher is a director and minority shareholder of PSC, S.A. In November 2000, the Company’s subsidiary in the Dominican Republic sold to PSC, S.A. excess land at its Santo Domingo warehouse for approximately $249,000. In July 2001, the Company agreed to purchase a 5% interest in PSMT Trinidad from PSC, S.A. in exchange for 7.5% of the Company’s subsidiary in Jamaica and the Company’s agreement to assume PSC, S.A.’s obligation to make a $100,000 capital contribution to PSMT Trinidad. The parties completed the transaction in September 2001. In August 2002, the Company entered into agreements with PSC, S.A. to form joint ventures in Nicaragua and Ecuador, of which PSC, S.A. will own interests of 49% and 15%, respectively. Subsequent to fiscal 2002, PSC, S.A. purchased 79,313 shares of the Company’s common stock, in connection with the Company’s Nicaragua joint venture.

The Company believes that each of the related party transactions described above were on terms that the Company could have been obtained from unaffiliated third parties.

NOTE 19 – CONVERTIBLE PREFERRED STOCK AND WARRANTS

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock (“Preferred Stock”) and warrants to purchase 200,000 shares of common stock for an aggregate of $20 million, with net proceeds of $19.9 million. The Preferred Stock accrues an annual cumulative preferred dividend rate of 8.0%, payable quarterly in cash. The Preferred Stock is convertible, at the option of the holder, at the conversion price of $37.50 per share, subject to customary anti-dilution adjustments. The Preferred Stock is redeemable in whole or in part, at the option of the Company, on or after January 17, 2007, at a redemption price equal to the liquidation preference, or $1,000 per share, plus any accumulated and unpaid dividends. On January 17, 2012, each share of Preferred Stock that has not been converted or redeemed will automatically be converted into one fully paid and nonassessable share of common stock. The warrants are exercisable at $37.50 per share of common stock through January 17, 2003. At August 31, 2002, none of the shares of the Preferred Stock had been converted and none of the warrants had been exercised.

NOTE 20 – SALE OF COMMON STOCK

On April 12, 2002, the Company entered into an agreement with International Finance Corporation (“IFC”) to issue 300,000 shares of the Company’s common stock to IFC in a private placement for an aggregate purchase price of approximately $10 million. The closing of the sale occurred on May 7, 2002, following the effectiveness of a resale shelf registration statement to be filed by the Company with respect to the shares. In addition to the requirement that the Company files a shelf registration statement, the agreement provides IFC with piggyback registration rights, giving IFC the right to require the Company to register IFC’s shares in the event the Company registers any shares in connection with an underwritten public offering, subject to underwriters’ cut-back limitations. The Company also has granted IFC preemptive rights to purchase its pro rata share of any equity securities that the Company proposes to sell and issue, except for shares issued in connection with certain stock options, business combinations, changes in capital stock, underwritten public offerings and financing transactions. Proceeds from the sale of common stock to IFC were used for capital expenditures and working capital requirements related to new warehouse expansion.

In connection with the sale of common stock to IFC, on April 12, 2002, IFC and Gilbert A. Partida, the president and chief executive officer of the Company, entered into a co-sale agreement, under which Mr. Partida granted IFC the opportunity to participate in any subsequent sale by Mr. Partida of his shares of the Company’s common stock in connection with a change of control transaction, so long as Mr. Partida serves as an officer of the Company. A “change in control transaction” includes any transaction which would result in a person or group of persons, other than Robert E. Price, Sol Price or the Price Family Charitable Fund, becoming the beneficial owner of more than 25% of the total voting power of all classes of the Company’s stock that are normally entitled to vote in the election of directors.

NOTE 21 - SEGMENTS

The Company is principally engaged in international membership shopping stores operating primarily in Latin America, the Caribbean and Asia at the end of fiscal 2002 (see Note 1). The Company operates as a single reportable segment based on geographic area and measures performance on operating income. Segment amounts are presented after consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment (in thousands).

                                                      Years Ended August 31,
                                         ------------------------------------------------
                                              2002              2001            2000
                                          -------------    -------------    -------------
Revenues:
  United States                            $    8,845       $     4,150       $    5,167
  Latin America                               452,352           422,068          295,862
  Caribbean                                   113,784            52,047            3,586
  Asia                                         73,566            10,685               --
                                           ----------       -----------       ----------
                                           $  648,547       $   488,950       $  304,615

Operating income (loss):
  United States                            $    1,322       $    (3,946)      $  (14,884)
  Latin America                                15,466            12,137            2,750
  Caribbean                                    (3,447)           (1,618)          (1,356)
  Asia                                            602              (104)              --
                                           ----------       -----------       ----------
                                           $   13,943       $     6,469       $  (13,490)

Identifiable Assets:
  United States                            $   78,180       $    56,581       $   50,269
  Latin America                               192,463           196,727          193,043
  Caribbean                                    70,909            51,094           18,088
  Asia                                         47,451            19,678               --
                                           ----------       -----------       ----------
                                           $  389,003       $   324,080       $  261,400
                                           ==========       ===========       ==========

NOTE 22 – EXTRAORDINARY ITEM

In fiscal 2001, the Company retired $15.9 million of high interest long-term debt with proceeds from three loans totaling $37 million ($22 million, $10 million and $5 million). The interest on these loans ranged between six-month LIBOR plus 2.0% and 4.0%. These debt retirements resulted in a loss of $229,000, net of tax.

NOTE 23 – SUBSEQUENT EVENT

On September 26, 2002, in connection with the new joint venture in Nicaragua, the Company sold 79,313 shares of the Company’s common stock to PSC, S.A., in a private placement for an aggregate purchase price and proceeds to the Company of approximately $2.7 million. Proceeds from the sale of the common stock will be used for capital expenditures and working capital requirements related to future warehouse expansion in Nicaragua.

NOTE 24 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2002 and 2001 is as follows:

                                                      Three Months Ended,
                                           ------------------------------------------  Year Ended
Fiscal 2002                                Nov. 30,   Feb. 28,    May 31,    Aug. 31,   Aug. 31,
(in thousands, except per share data)        2001       2002       2002        2002       2002
----------------------------------------   --------   --------   --------    --------  ----------
Total net sales                            $143,180   $168,903   $157,080    $158,858   $628,021
Cost of goods sold                          122,288    144,669    135,106     135,224    537,287
Preferred dividends                              --        191        400         400        991
Net income available to common
  stockholders                                1,123      1,581        956       7,128     10,788
Basic earnings per share                       0.18       0.25       0.15        1.05       1.67
Diluted earnings per share                     0.17       0.24       0.14        1.00       1.60

                                                      Three Months Ended,
                                           ------------------------------------------  Year Ended
Fiscal 2001                                Nov. 30,   Feb. 28,    May 31,    Aug. 31,   Aug. 31,
(in thousands, except per share data)        2000       2001       2001        2001       2001
----------------------------------------   --------   --------   --------    --------  ----------
Total net sales                            $105,253   $121,305   $115,940    $131,129   $473,627
Cost of goods sold                           90,715    103,592     99,221     112,193    405,721
Income (loss) before extraordinary item         846      2,514       (431)        684      3,613
Net income (loss) available to common
  stockholders                                  846      2,514       (431)        455      3,384
Basic earnings (loss) per share before
  extraordinary item                           0.14       0.40      (0.07)       0.11       0.58
Basic earnings (loss) per share                0.14       0.40      (0.07)       0.07       0.54
Diluted earnings (loss) per share before
  extraordinary item                           0.13       0.38      (0.07)       0.10       0.54
Diluted earnings (loss) per share              0.13       0.38      (0.07)       0.07       0.51

PRICESMART, INC.
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company’s common stock has been quoted and traded on the NASDAQ National Market under the symbol “PSMT” since September 2, 1997. As of November 13, 2002, there were approximately 407 holders of record of the common stock.

                                                   Dates                      Stock Price
                                         --------------------------    -------------------------
                                            From             To           High            Low
                                         ----------     -----------    ----------     ----------
2001 CALENDAR QUARTERS
   First Quarter                            9/1/00        11/30/00     $   38.938     $   26.750
   Second Quarter                          12/1/00         2/28/01         36.000         27.000
   Third Quarter                            3/1/01         5/31/01         43.350         30.500
   Fourth Quarter                           6/1/01         8/31/01         44.500         35.080

2002 CALENDAR QUARTERS
   First Quarter                            9/1/01        11/30/01     $   43.930     $   28.750
   Second Quarter                          12/1/01         2/28/02         39.890         29.750
   Third Quarter                            3/1/02         5/31/02         43.280         31.000
   Fourth Quarter                           6/1/02         8/31/02         41.000         25.400

The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

Recent Sales of Unregistered Securities

On June 28, 2002, the Company issued 31,463 shares of common stock to Green Hill Investments, Inc. (“Green Hill”) in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), as partial consideration for the sale to the Company of Green Hill’s 40% interest in the Company’s PSMT (Barbados) Inc. subsidiary. In connection with the sale, Green Hill represented to the Company that the shares were acquired for its own account and not with a view to any distribution thereof to the public, and to the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

On June 28, 2002, the Company issued 6,992 shares of common stock to Chancellor Holdings Limited (“Chancellor”) in a private placement pursuant to Rule 506 under the Securities Act as partial consideration for the sale to the Company of Chancellor’s 9% interest in the Company’s PSMT (Barbados) Inc. subsidiary. In connection with the sale, Chancellor represented to the Company that it is an accredited investor, the shares were acquired for its own account and not with a view to any distribution thereof to the public, and to the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

On June 28, 2002, the Company issued 9,353 shares of common stock to Nithyananda Ent. Ltd. (“Nithyananda”) in a private placement pursuant to Rule 506 under the Securities Act as partial consideration for the sale to the Company of 60,000 shares of the 80,000 shares of the Company’s Island Food and Distributors, N.V. (Aruba) subsidiary held by Nithyananda. In connection with the sale, Nithyananda represented to the Company that it is an accredited investor, the shares were acquired for its own account and not with a view to any distribution thereof to the public, and to the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

The table below indicates the name, position with the Company and age of each director:

Name                            Position                                             Age
----                            --------                                             ---
Robert E. Price                 Chairman of the Board                                60
Gilbert A. Partida              President, Chief Executive Officer and Director      40
Rafael E. Barcenas              Director                                             58
James F. Cahill                 Director                                             47
Murray L. Galinson              Director                                             65
Katherine L. Hensley            Director                                             65
Leon C. Janks                   Director                                             53
Lawrence B. Krause              Director                                             72
Angel Losada M.                 Director                                             47
Jack McGrory                    Director                                             53
Edgar A. Zurcher                Director                                             52

Robert E. Price has been Chairman of the Board of the Company since July 1994 and served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Mr. Price also served as Chairman of the Board of Price Enterprises, Inc. (“PEI”) from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. (“Costco”) from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company (“TPC”). Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

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

Rafael E. Barcenas has been a director of the Company since April 1998. Mr. Barcenas has also been a director and officer of PriceSmart Panama, S.A. (formerly known as PriceCostco de Panama, S.A.) and PriceSmart Real Estate, S.A. (formerly known as PB Real Estate, S.A.), which are subsidiaries of the Company, since their formation in September 1995 and July 1997, respectively. Additionally, Mr. Barcenas has been a principal of BB&M International Trading Group, a Panamanian company (which previously owned 49% of both PriceCostco de Panama, S.A. and PB Real Estate, S.A.), from March 1995 until March 2000. Mr. Barcenas has been General Director of Boyd, Barcenas, S.A., the largest advertising agency in Panama, since April 1971.

James F. Cahill has been a director of the Company since November 1999 and has served as a director of PEI since August 1997. In September 2001, PEI completed a merger transaction with its former parent, Excel Legacy Corporation, a Delaware corporation (“Legacy”), pursuant to which a subsidiary of PEI was merged with and into Legacy. Upon completion of the merger, Legacy became a wholly owned subsidiary of PEI, which changed its name to Price Legacy Corporation (“Price Legacy”), and Mr. Cahill continues to serve as a director. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of TPC and related entities. Prior to 1987, Mr. Cahill was employed by TPC for ten years, with his last position being Vice President of Operations.

Murray L. Galinson has been a director of the Company since November 2000. Mr. Galinson served as a director of PEI from August 1994 until November 1999 and from January 2001 until September 2001, and he continues to serve as a director of Price Legacy. Additionally, Mr. Galinson has been Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997 and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997.

Katherine L. Hensley has been a director of the Company since July 1997 and served as a director of PEI from December 1994 until July 1997. She is a lawyer and a retired partner of the law firm of O’Melveny & Myers in Los Angeles, California. Ms. Hensley joined O’Melveny & Myers in 1978 and was a partner from 1986 to February 1992. From 1994 to 2000, Ms. Hensley served as a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

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

Angel Losada M. has been a director of the Company since January 2002. Since 1991 Mr. Losada has been Vice-Chairman of the Board of Directors and since 2000 Mr. Losada has been Executive President of Gigante, one of Mexico’s largest grocery and retail store chains. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. Gigante beneficially owns approximately 8.0% of the outstanding Common Stock. Mr. Losada also serves as Chairman of the Board of Directors of Office Depot de Mexico, S.A. de C.V.; Chairman of the Board of Directors of Radio Shack de Mexico, S.A. de C.V.; Vice-Chairman of the Board of Directors of Cafeterias Tok’s de Mexico, S.A. de C.V.; a director of the Food Marketing Institute; a director of Telefonos de Mexico, S.A. de C.V.; and a director of Grupo Financiero Banamex-Citigroup, S.A. Mr. Losada has served as Chairman of the Mexican National Association of Retailers; and as a director of Mexico City’s National Chamber of Commerce, Casa de Bolsa Inverlat, S.A., and Seguros America, S.A.

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

Edgar A. Zurcher has been a director of the Company since November 2000. Mr. Zurcher has also been a director and officer of PSMT Caribe, Inc., a subsidiary of the Company, since its inception in December 1998. Mr. Zurcher has been a partner in the law firm Zurcher, Montoya & Zurcher in Costa Rica since 1980. Additionally, Mr. Zurcher has been a director and 9.1% shareholder of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. PSC, S.A. beneficially owns approximately 11.0% of the outstanding Common Stock. He is also Chairman of Banca Promerica (Costa Rica), a director of Banco Promerica (El Salvador) and a director of Banco Promerica (Honduras).

Executive Officers

The table below indicates the name, position and age of the executive officers of the Company:

Name                         Position                                                           Age
----                         --------                                                           ---
Gilbert A. Partida           President and Chief Executive Officer                              40
William J. Naylon            Executive Vice President and Chief Operating Officer               40
Kevin C. Breen               Executive Vice President - Operations                              42
Brud E. Drachman             Executive Vice President - Real Estate and Construction            48
Robert M. Gans               Executive Vice President, Secretary and General Counsel            53
John D. Hildebrandt          Executive Vice President - Caribbean and Asia Operations           44
Thomas D. Martin             Executive Vice President - Merchandising                           46
Edward Oats                  Executive Vice President - Logistics                               42
Allan C. Youngberg           Executive Vice President and Chief Financial Officer               50

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

William J. Naylon has been Executive Vice President and Chief Operating Officer of the Company since January 2002. Mr. Naylon served as Executive Vice President – Merchandising of the Company from July 2001 until January 2002 and as Senior Vice President of the Company from March 1998 until July 2001. From September 1995 through February 1998, Mr. Naylon was Managing Director for the Company’s licensee warehouse club operation in Indonesia. Prior to joining the Company, Mr. Naylon was a General Manager for Costco and had served in various management roles for TPC.

Kevin C. Breen has been Executive Vice President – Operations of the Company since September 1999 and served as Senior Vice President of the Company from August 1997 to August 1999. Mr. Breen previously served as Executive Vice President of Price Ventures, Inc., a subsidiary of PEI, from February 1997 until August 1997, overseeing operational and construction management areas for the international merchandising business. Prior to joining PEI as Vice President in August 1994, Mr. Breen served as Vice President of Costco from October 1993 to December 1994 and previously served in various management roles for TPC.

Brud E. Drachman has been Executive Vice President – Real Estate and Construction of the Company since November 2002 and served as Senior Vice President – Real Estate and Construction of the Company from August 1998 to October 2002. Mr. Drachman previously served as Vice President – Real Estate and Construction at PEI from August 1994 to August 1997. Prior to joining PEI in 1994, Mr. Drachman served as Project Manager at TPC since 1987.

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

John D. Hildebrandt has been Executive Vice President – Caribbean and Asia Operations of the Company since July 2001 and served as Senior Vice President of the Company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of the Company from September 1998 until August 2000, overseeing operations in Latin America. Mr. Hildebrandt served as the Company’s Country Manager in the Philippines and Panama from August 1997 until August 1998, and as PEI’s Country Manager in the Philippines and Panama from 1996 until the Company was spun off from PEI in August 1997. Prior to joining PEI as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for TPC since 1979.

Thomas D. Martin has been Executive Vice President – Merchandising of the Company since October 1998 and served as Senior Vice President of the Company from August 1997 to September 1998. Mr. Martin previously served as Vice President of PEI from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining PEI as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for TPC.

Edward Oats has been Executive Vice President – Logistics of the Company since November 2002 and served as Senior Vice President – Logistics/Information Technology of the Company from May 2000 to October 2002. Mr. Oats previously served as Vice President of Information Technology of the Company from August 1997 to April 2000, and as International IT Manager of PEI from 1993 to 1997. From 1981 to 1993, Mr. Oats served as Operations Manager at TPC.

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

ADDITIONAL INFORMATION

Corporate Offices
4649 Morena Blvd.
San Diego, CA 92117
(858) 581-4530

Stock Exchange Listing
NASDAQ Stock Market
Stock Symbol: PSMT

Annual Meeting
Wednesday, January 22, 2003 at 10:00 AM
Hilton San Diego Mission Valley
901 Camino del Rio South
San Diego, CA 92108

Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (800) 522-6645
TDD for Hearing Impaired: (800) 231-5469
Outside U.S.: (201) 329-8660

Independent Auditors
Ernst & Young LLP
501 West Broadway
San Diego, CA 92101

A copy of PriceSmart’s annual report to the Securities and Exchange Commission on Form 10-K and quarterly reports on Form 10-Q will be provided upon written request to Investor Relations, PriceSmart, Inc., 4649 Morena Blvd., San Diego, CA 92117. Internet users can access PriceSmart’s web site at http://www.pricesmart.com.