Form 10-K, Exhibit 13
period 2003-08-31
PRICESMART INC
filed 2003-12-16
CIK 1041803

Exhibit 13.1

PRICESMART, INC.

INDEX TO FINANCIAL STATEMENTS AND

OTHER INFORMATION

AUGUST 31, 2003

PRICESMART, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended August 31, 2003 is derived from the Company’s consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

	Years Ended August 31,
	2003	2002	2001	2000	1999
	(in thousands, except earnings (loss) per share)
OPERATING RESULTS DATA:
Net warehouse sales	$638,485	$609,034	$473,127	$292,013	$89,184
Export sales	7,039	2,361	500	421	6,773
Membership fees	8,335	8,911	11,553	7,433	2,008
Other income	6,838	8,222	1,585	783	—
Travel and auto programs	—	—	—	3,965	10,907

Total revenues	660,697	628,528	486,765	304,615	108,872

Cost of goods sold	565,731	517,464	403,536	256,652	84,638
Selling, general and administrative	104,051	93,646	70,896	53,549	32,021
Settlement and related expenses	—	1,720	—	—	—
Severance	1,083	—	—	—	—
Goodwill amortization	—	—	998	223	—
Preopening expenses	2,366	2,213	4,866	7,681	4,949
Asset impairment and closure costs	11,736	—	—	—	—

Operating income (loss)	(24,270)	13,485	6,469	(13,490)	(12,736)
Net interest and other income (expense)(1)	(5,773)	(6,697)	(3,671)	7,927	9,034

Income (loss) before provision (benefit) for income taxes	(30,043)	6,788	2,798	(5,563)	(3,702)
Provision (benefit) from income taxes	183	(4,647)	(586)	(119)	190
Preferred dividends	1,854	991	—	—	—

Net income (loss) available to common stockholders	$(32,080)	$10,444	$3,384	$(5,444)	$(3,892)

EARNINGS (LOSS) PER SHARE – COMMON STOCKHOLDERS
Basic	$(4.67)	$1.62	$0.54	$(1.01)	$(0.76)
Diluted	$(4.67)	$1.55	$0.51	$(1.01)	$(0.76)

	As of August 31,
	2003	2002	2001	2000	1999
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$17,722	$25,097	$26,280	$24,503	$14,957
Marketable securities	—	3,015	—	5,482	17,627
Total assets	391,085	388,738	324,080	261,400	152,074
Long-term debt	99,616	90,539	79,303	50,532	7,787
Stockholders’ equity	159,419	173,411	130,110	131,683	93,861
Dividends paid on common stock(2)	—	—	—	—	—

(1)	Net interest and other income (expense) includes interest income, gains and losses on sale of assets, interest on bank borrowings, equity of unconsolidated affiliates and minority interest of stockholders in joint venture businesses.
(2)	The Company has never declared a cash dividend on its common stock and does not anticipate doing so in the foreseeable future.

PRICESMART, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements concerning the Company’s anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “scheduled,” and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the following risks: the Company’s financial performance is dependent on international operations which involves risks, including the imposition of governmental controls and general political, economic and business conditions; any failure by the Company to manage its growth could adversely affect its business; the Company faces significant competition; the Company may encounter difficulties in the shipment of goods to its warehouse clubs; the success of the Company’s business requires effective assistance from local business people with whom the Company has established strategic relationships; the Company is exposed to weather and other risks associated with international operations; declines in the economies of the countries in which the Company operates its warehouse clubs would harm its business; substantial control of the Company’s voting stock by a few of the Company’s stockholders may make it difficult to complete some corporate transactions without their support and may prevent a change in control; the loss of key personnel could harm the Company’s business; the Company is subject to volatility in foreign currency exchange; the Company faces the risk of exposure to product liability claims, a product recall and adverse publicity; recent legal actions filed against the Company could adversely affect the Company’s future results of operations and financial position; the Company had a substantial net loss in fiscal 2003 and may continue to incur losses in future periods; the Company may not have adequate cash to meet its operating and capital needs in future periods; the Company’s auditors have indicated to the Company that they believe there were material weaknesses in the Company’s internal controls at year-end 2003; and the Company expects to incur substantial legal and other professional service costs; as well as those risks described in the Company’s reports filed with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended.

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2003 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

PriceSmart’s business strategy is to operate warehouse clubs in Latin America, the Caribbean and Asia that sell high quality merchandise at low prices to PriceSmart members, provide fair wages and benefits to PriceSmart employees and a fair return to PriceSmart stockholders.

PriceSmart’s business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of August 31, 2002 and August 31, 2003, anticipated openings for fiscal 2004, the Company’s ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of August 31, 2002)	Number of Warehouse Clubs in Operation (as of August 31, 2003)	Anticipated Warehouse Club Openings in Fiscal 2004	Ownership (as of August 31, 2003)	Basis of Presentation
Panama	4	4	—	100%	Consolidated
Costa Rica	3	3	—	100%	Consolidated
Dominican Republic	3	2	—	100%	Consolidated
Guatemala	3	2	—	66%	Consolidated
Philippines	3	3	1	52%	Consolidated
El Salvador	2	2	—	100%	Consolidated
Honduras	2	2	—	100%	Consolidated
Trinidad	2	2	—	90%	Consolidated
Aruba	1	1	—	90%	Consolidated
Barbados	1	1	—	100%	Consolidated
Guam	1	1	—	100%	Consolidated
U.S. Virgin Islands	1	1	—	100%	Consolidated
Jamaica	—	1	—	67.5%	Consolidated
Nicaragua	—	1	—	51%	Consolidated

Totals	26	26	1

Mexico	—	3	—	50%	Equity

Grand Totals	26	29	1

During fiscal 2003, the Company opened three new U.S.-style membership shopping warehouse clubs (one each in the Philippines, Jamaica and Nicaragua) and as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. (“Gigante”), the Company also opened three new U.S.-style membership shopping warehouse clubs in Mexico. The Company also closed three warehouse clubs during the fourth quarter of fiscal 2003 (one each in Guatemala, Dominican Republic and the Philippines). Subsequent to fiscal 2003, the Company announced the planned closure of the Guam warehouse club on December 31, 2003. At the end of fiscal 2003, there were 26 consolidated warehouse clubs in operation, operating in 12 countries and two U.S. territories, in comparison to 26 consolidated warehouse clubs operating in ten countries and two U.S. territories at the end of fiscal 2002 and 22 consolidated warehouse clubs operating in ten countries and one U.S. territory at the end of fiscal 2001. The average life of the 26 warehouse clubs in operation as of August 31, 2003 was 36 months. The average life of the 26 warehouse clubs in operation as of August 31, 2002 was 27 months.

In addition to the warehouse clubs operated directly by the Company or through joint ventures, there were 14 warehouse clubs in operation (13 in China and one in Saipan, Micronesia) licensed to and operated by local business people, through which the Company primarily earns a licensee fee on a per warehouse club basis, at the end of fiscal 2003, compared to eleven and nine licensed warehouse clubs at the end of fiscal 2002 and 2001, respectively.

Net warehouse club sales increased 4.8% to $638.5 million in fiscal 2003 from $609.0 million in fiscal 2002. Excluding $23.9 million in wholesale telephone card sales in the Philippines (which began in September of 2002 and were discontinued in May 2003) net warehouse club sales increased 0.9% to $614.6 million in fiscal 2003 from $609.0 million in fiscal 2002. Management believes net warehouse club sales excluding wholesale telephone card sales provides a better measure of ongoing operations and a more meaningful comparison of past and present operating results than total net warehouse sales because wholesale phone card sales were made only for a limited time, were discontinued in May 2003 and fell outside of the Company’s core business of operating international membership warehouse clubs. The increase of $5.6 million in net warehouse club sales, excluding wholesale telephone card sales, resulted primarily from sales from three new warehouse clubs opened in fiscal 2003 and from a full 12 months of sales from four warehouse clubs that began operations in fiscal 2002. This increase was offset by lower than anticipated holiday sales, a decrease in sales in the Dominican Republic due to a currency devaluation of 81% since the prior year-end, lower sales from certain warehouse clubs operating in Latin America and the Philippines due to factors including an undersupply of certain merchandise, less wholesale sales, and an excess of slow-moving merchandise over the same period last year. Net warehouse sales increased 28.7% to $609.0 million in fiscal 2002 from $473.1 million in fiscal 2001. The increase was primarily a result of the four new warehouse clubs opened in fiscal 2002 and a full year of operations from six new warehouse clubs opened in fiscal year 2001.

Same-warehouse club-sales, which are for warehouse clubs open at least 12 full months, decreased 2.9% for the 52-week period ended August 31, 2003, compared to the same period last year. Excluding the wholesale telephone card sales, comparative same-warehouse club sales decreased 6.5%. Same-warehouse club-sales for the 52-week period ended September 1, 2002 decreased 3.5%, compared to the same period in 2001. Same-warehouse club-sales for the 52-week period ended September 1, 2001 decreased 5.9% compared to the same period in 2000.

Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in the Company’s reported results, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation which resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $1.1 million, $3.5 million and $2.2 million in fiscal 2003, 2002 and 2001, respectively.

The Company’s warehouse club gross profit margins (defined as net warehouse club sales less associated cost of goods sold) for fiscal 2003 decreased 15.2% to $79.5 million, or 12.5% of net warehouse sales, from $93.8 million, or 15.4% of net warehouse sales, for fiscal 2002. The decrease of $14.3 million in gross profit margins, or 2.9% as a percentage of net warehouse sales, resulted primarily from a charge of approximately $2.0 million related to an inventory write-down of slow-moving inventory, an 81% currency devaluation in the Dominican Republic, decrease of vendor rebates of $2.4 million over the prior fiscal year, lower merchandise selling prices, markdowns related to warehouse club closings in the fourth quarter of fiscal 2003, overall lower sales and an excess of slow-moving merchandise over the same period last year. This decrease in absolute dollars was partially offset by $346,000 in gross profit related to wholesale telephone card sales. In the event that these factors continue, sales and gross profit margins may continue to be adversely affected. Management believes that the merchandise changes and lowering of prices, which began in the latter part of fiscal 2003, are necessary to increase membership renewals, long-term sales performance and as a result, increase gross profit margin dollars. However, there can be no assurances that these recent changes will result in increased membership or that lower prices will translate into higher sales and increased margin dollars. The Company’s warehouse club gross profit margins for fiscal 2002 were $93.8 million, or 15.4% of net warehouse sales, compared to 14.8% of net warehouse sales for fiscal 2001. The increase in gross profit margins resulted primarily from increased gross profit margins attained in the

Company’s warehouse clubs in Latin America offset by slightly lower margins in the Company’s Caribbean warehouse clubs and an increase in vendor rebates of $1.3 million over the prior fiscal year period. The Company’s more mature warehouse clubs in Latin America benefited from the Company’s increased purchasing power, while its newer Caribbean warehouse clubs experienced a reduction in sales penetration of higher-margin U.S. non-food items and were adversely affected by declines in tourism and consumer spending following the September 11, 2001 terrorist attacks.

Export sales represent U.S. merchandise exported to the Company’s licensee warehouse clubs operating in Saipan, direct sales to third parties from the Company’s distribution centers and sales to PriceSmart Mexico, an unconsolidated affiliate (see “Note 18-Related Party Transactions” in the Notes to Consolidated Financial Statements included within) which began in fiscal 2003. Export sales were $7.0 million in fiscal 2003 compared to $2.4 million in fiscal 2002. The increase of $4.6 million was primarily due to increased direct sales to third parties and sales of $2.0 million to PriceSmart Mexico, offset by a decrease in sales to licensees of $1.0 million. Direct sales to third parties were discontinued during fiscal 2003. Export sales were $2.4 million in fiscal 2002 compared to $500,000 in fiscal 2001. The increase of $1.9 million was primarily due to increased sales to licensees of $1.4 million and increased direct sales to third parties.

The Company’s export sales gross profit margins (defined as export sales less associated cost of goods sold) for fiscal 2003 was $290,000, or 4.1% of export sales, compared to $121,000, or 5.1% of export sales, in fiscal 2002. The decrease was primarily due to lower margins attained on third-party sales, as gross profit margin percentages on export sales can vary significantly based upon the Company’s success in negotiating the purchase and sale of product to third parties, through its distribution centers, and margins from sales to licensees are based on the varying agreements the Company has with its licensees. The gross profit margins from sales to the Company’s licensees were 2.5% in fiscal 2003 compared to 2.6% in fiscal 2002. The Company’s export sales gross profit margins for fiscal 2002 were $121,000, or 5.1% of export sales, compared to $18,000, or 3.6% of export sales, in fiscal 2001. The increase between years was due to margins attained on third-party sales. The gross profit margins from sales to the Company’s licensees were 2.6% in fiscal 2002 compared to 3.6% in fiscal 2001.

Membership income, which is recognized into income ratably over the one-year life of the membership, decreased 6.5% to $8.3 million, or 1.3% of net warehouse sales, in fiscal 2003 compared to $8.9 million, or 1.5% of net warehouse sales, in fiscal 2002. The decrease is attributable to an overall lower membership fee structure in certain markets and reduced membership renewals. This decrease was partially offset by the three additional warehouse club openings since the end of fiscal 2002, which have increased the overall membership base. Total membership accounts, which constitute non-expired memberships, increased to approximately 490,000 at the end of fiscal 2003 from approximately 450,000 at the end of fiscal 2002. Membership income increased 17.9% to $8.9 million, or 1.5% of net warehouse sales, in fiscal 2002 compared to $7.6 million, or 1.6% of net warehouse sales, in fiscal 2001. The increase is attributable to the four additional warehouse club openings since the end of fiscal 2001. Total membership accounts, which constitute non-expired memberships, increased to approximately 450,000 at the end of fiscal 2002 from approximately 400,000 at the end of fiscal 2001.

Other income consists of commission revenue, rentals, advertising, vendor promotions, construction revenue and fees earned from licensees. Other income, excluding licensee fees, decreased to $5.6 million, or 0.9% of net warehouse sales, in fiscal 2003 from $7.0 million, or 1.2% of net warehouse sales, in fiscal 2002. The decrease relates to less income earned primarily from vendor promotions, which were substantially discontinued in May 2003, rentals, advertising (certain advertising revenues related to in-warehouse club advertising space were discontinued in the latter half of fiscal 2003) and construction revenues. Licensee fees remained constant at $1.2 million in fiscal 2003 compared to fiscal 2002. The number of licensed warehouse clubs in operation was 14 at the end of fiscal 2003 compared to 11 at the end of fiscal 2002. Other income, excluding licensee fees, increased to $7.0 million, or 1.2% of net warehouse sales, in fiscal 2002 from $4.6 million, or 1.0% of net warehouse sales, in fiscal 2001. The increase relates to income earned from vendor promotions, rentals, advertising and construction revenues. Licensee fees increased to $1.2 million in fiscal 2002 from $1.0 million in fiscal 2001 due to an increase in the number of licensee warehouse clubs in operation since the prior year. The number of licensed warehouse clubs in operation was 11 at the end of fiscal 2002 compared to nine at the end of fiscal 2001.

Warehouse club operating expenses increased to $82.8 million, or 13.0% of net warehouse sales, for fiscal 2003 from $74.8 million, or 12.3% of net warehouse sales, for fiscal 2002. The increase in warehouse club operating expenses is attributable to the three additional warehouse clubs opened in fiscal 2003 and a full year of operations from the four warehouse clubs opened throughout fiscal 2002. The increase in warehouse club operating expenses as a percentage of net warehouse sales is primarily attributable to lower net warehouse sales and an increase in utilities, repairs and maintenance and bad debt expenses primarily related to wholesale receivables at existing warehouse clubs. Warehouse club operating expenses increased to $74.8 million, or 12.3% of net warehouse sales, for fiscal 2002 from $53.3 million, or 11.3% of net warehouse sales, for fiscal 2001. The increase in warehouse club operating expenses is attributable to the four additional warehouse clubs opened in fiscal 2002 and a full year of operations from six warehouse clubs opened throughout fiscal 2001. The increase in warehouse club operating expenses as a percentage of net warehouse sales is primarily attributable to higher operating costs realized in the first year of operations from the Company’s warehouse clubs located primarily in new Caribbean and Asian markets.

General and administrative expenses increased to $21.2 million, or 3.3% of net warehouse sales, for fiscal 2003 from $18.9 million, or 3.1% of net warehouse sales, for fiscal 2002. General and administrative expenses have increased by approximately $2.3 million primarily as a result of increases in salaries, professional fees, stock compensation expense related to option repricing of approximately $1.0 million and a $350,000 charge related to the early termination of the Company’s foreign property insurance program in favor of a new policy with comparative annual premium savings projected to be $1.2 million. The new policy has increased limits and reduced deductibles related to earthquake, wind and fire coverage over the policy that was cancelled. These increases were partially offset by reductions in travel and marketing expenses. General and administrative expenses increased to $18.9 million, or 3.1% of net warehouse sales, for fiscal 2002 from $17.6 million, or 3.7% of net warehouse sales, for fiscal 2001. As a percentage of net warehouse sales, general and administrative expenses declined in fiscal 2002 due to the increase in net warehouse sales between the periods, with an actual increase of $1.3 million primarily as a result of increases in insurance costs and employee benefits.

Severance costs of $1.1 million in fiscal 2003 relates primarily to the Company’s former President and Chief Executive Officer, an Executive Vice President of Operations and Senior Vice President of Marketing, each of whom left the Company in the third quarter of fiscal 2003.

Settlement and related expenses of $1.7 million in fiscal 2002 reflect a settlement agreement entered into with a former licensee on February 15, 2002 (see “Note 13—Legal Settlement” in the Notes to Consolidated Financial Statements included herein).

Goodwill amortization decreased in fiscal 2002 because the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” at the beginning of fiscal 2002. Under SFAS 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise (see “Note 15—Amortization of Goodwill” in the Notes to Consolidated Financial Statements included herein).

Pre-opening expenses, which represent expenses incurred before a warehouse club is in operation, increased to $2.4 million in fiscal 2003 from $2.2 million and $4.9 million in fiscal 2002 and 2001, respectively. The changes between the periods presented are a result of opening three, four and six new warehouse clubs in fiscal 2003, 2002 and 2001, respectively. The Company anticipates opening one new warehouse club in fiscal 2004.

During fiscal 2003, the Company closed three warehouse clubs, one each in Dominican Republic, Philippines and Guatemala. The warehouse clubs were closed June 15, 2003, August 3, 2003 and August 15, 2003, respectively. The decision to close these warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of a PriceSmart warehouse club.

The Company recorded closure costs and asset impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. The impairment charges of $1.9 million, included in the $7.2 million, reflected the difference between the carrying value and fair value of those long-lived assets that are not expected to be utilized at future warehouse club locations.

During fiscal 2003, the Company also recorded non-cash asset impairment charges of $4.5 million to write down long-lived assets related to underperforming warehouse clubs in Guam and the United States Virgin Islands. Subsequent to August 31, 2003, the Company announced the planned closure of the Guam warehouse club as of December 31, 2003. The charges reflect the difference between the carrying value and fair value of those long-lived assets that are not expected to be utilized at future warehouse club locations.

Interest income primarily reflects earnings on marketable securities, cash and cash equivalent balances, and certain secured notes receivable from buyers of formerly owned properties. Interest income was $2.9 million in fiscal 2003 and fiscal 2002, and $3.2 million in fiscal 2001.

Interest expense primarily reflects borrowings by the Company’s majority or wholly owned foreign subsidiaries to finance the capital requirements of new and existing warehouse clubs, and was $10.7 million (net of capitalized interest of $320,000) for fiscal 2003 compared with $9.4 million (net of capitalized interest of $494,000) and $8.0 million (net of capitalized interest of $730,000) in fiscal 2002 and 2001, respectively. The increases in interest expense are a result of increased borrowings by the Company to finance the additional warehouse clubs opened during each of the periods presented.

During fiscal 2001, the Company sold excess real estate properties owned by its wholly owned foreign subsidiaries in the Dominican Republic, Costa Rica and Panama, and its majority owned subsidiary in Trinidad. The sale of the excess land resulted in a gain of $2.0 million, of which the Company’s share was $1.5 million.

Equity of unconsolidated affiliate represents the Company’s 50% share of losses from its Mexico joint venture. The joint venture is accounted for under the equity method of accounting, in which the Company reflects its proportionate share of income or loss. Two warehouse clubs were opened in Mexico in November 2002, with a third opened in March 2003. Losses from the Mexico joint venture in fiscal 2003 were $5.9 million, of which the Company’s share was $3.0 million. Losses from the Mexico joint venture in fiscal 2002 were $74,000, of which the Company’s share was $37,000. Losses were minimal in fiscal 2002, as capital contributions had only been made and minimal expenses incurred.

Minority interest relates to the allocation of the joint venture income or (loss) to the minority interest stockholders’ respective interests. Minority interest stockholders’ respective share of net losses was $5.3 million in fiscal 2003, compared to income of $152,000 and $840,000 in fiscal 2002 and 2001, respectively.

During fiscal 2003, the Company recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets in all but two of the countries the Company operates. The Company also incurred current income tax expense of $823,000, primarily related to its foreign operations, for a net tax expense of $183,000. During fiscal 2002, the Company recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. The Company also incurred current income tax expense related to its foreign operations of $4.3 million, for a net tax benefit of $4.6 million in fiscal 2002. During fiscal 2003, many of the Company’s foreign operations realized losses, reversing the trend from 2002 and 2001. As a result of this trend, cumulative losses during the past three years in the foreign operations, limited net operating loss carry-forward periods, and lack of sufficient near term projected foreign taxable income, management concluded that it was more likely than not that the foreign deferred tax assets will not be utilized in all but two foreign countries. Because the Company has U.S. cumulative profits over the last three years, is projecting U.S. taxable income during the next several years and favorably settled an IRS exam during 2003, management concluded that no U.S. valuation allowance related to its U.S. net operating loss carry-forward is considered necessary at this time.

Preferred dividends of $1.9 million and $991,000 reflect dividends on the Company’s preferred stock for fiscal years 2003 and 2002, respectively. In fiscal 2002, the Company issued 20,000 shares of Series A Preferred Stock on January 22, 2002, which accrue 8% annual dividends that are cumulative and payable in cash. In fiscal 2003, the Company issued 22,000 shares of Series B Preferred Stock on July 9, 2003, which accrue 8% annual dividends that are cumulative and payable in cash, and are subordinate to the Series A Preferred Stock. On September 5, 2003, the Company determined it would not declare a dividend on the preferred stock, but the preferred dividends will continue to accrue. At end of fiscal 2003, the Company had approximately $521,000 in accrued preferred dividends in other current liabilities.

Liquidity and Capital Resources

Financial Position and Cash Flow

The Company had a negative working capital position as of August 31, 2003 of $12.0 million, compared to a positive working capital position of $13.2 as of August 31, 2002. The decrease in net working capital of $25.2 million was primarily due to a decrease in cash and marketable securities of $10.4 million, inventory of $5.6 million and receivables of $5.6 million. Additionally, increases in accounts payable of $1.8 million, other accrued expenses of $2.5 million and the net increase in current debt obligations of $5.4 million negatively impacted working capital.

Net cash provided by operating activities was $2.5 million, $1.7 million and $8.8 million in fiscal 2003, 2002 and 2001, respectively. Although the Company had a net loss of $30.2 million for the year ended August 31, 2003, $23.9 million consisted of non-cash charges such as depreciation, amortization, minority interest, losses in unconsolidated affiliate and non-cash warehouse club closing and impairment charges. Excluding non-cash charges, operating cash flows for the year ended August 31, 2003 primarily reflected decreases in accounts receivables of $5.6 million and inventories of $5.6 million resulting from the reduction in wholesale business sold on credit and warehouse club closings, respectively, and increases in accounts payable of $1.7 million offset by an increase in other assets of $4.6 million primarily related to value added taxes in the Philippines. Operating cash flows for the year ended August 31, 2002 consisted of operating results before non-cash charges due to depreciation and amortization and reflect increases in inventory of $8.0 million offset partially by increases in accounts payable of $5.9 million due to new warehouse club openings, increase in accounts receivable of $5.9 million due to increased wholesale business, increases in prepaid assets of $3.3 million and deferred income taxes of $13.5 million resulting primarily from the reversal of a deferred tax asset valuation allowance. Operating cash flows for the year ended August 31, 2001 consisted of operating results before non-cash charges due to depreciation and amortization and reflects increases in inventory offset by increases in accounts payable due to new warehouse club openings, increases in accounts receivable and increases in prepaid assets.

Net cash used in investing activities was $29.2 million, $49.2 million and $42.4 million in fiscal 2003, 2002 and 2001, respectively. The investing activities relate primarily to additions to property and equipment for new and existing warehouse clubs of $22.2 million, $34.4 million and $45.4 million for fiscal 2003, 2002 and 2001, respectively. The Company (excluding Mexico) opened three, four and six warehouse clubs during fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, the Company invested an additional $9.0 million in capital and loaned $1.0 million to the Mexico joint venture, and received $3.0 million from maturing marketable securities. In fiscal 2002, the Company invested $11.0 million in capital related to the Mexico joint venture, purchased marketable securities of $3.0 million, used $1.0 million for cash payments to holders of the Company’s common stock as make-whole payments in lieu of the Company’s obligation to redeem their shares upon request and used $500,000 to acquire the minority interest in Barbados. In fiscal 2001, the Company used $11.4 million in cash to redeem common stock related to the Panama redemptive right agreement, offset by cash received of $5.5 million from the sale of marketable securities, $3.8 million in note receivable payments and $4.2 million from the sale of real estate.

Net cash provided by financing activities was $27.1 million, $51.7 million and $35.7 million in fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, the Company received proceeds primarily from the sale of preferred stock and warrants for $22.0 million, an increase in net bank borrowings of $11.0 million, $2.4 million from the sale of treasury stock to PSC, S.A. in connection with the Nicaragua joint venture and $3.3 million in contributions by minority shareholders. Also, in fiscal 2003, the Company used approximately $10.2 million of restricted cash as security for debt agreements and paid preferred stock dividends of $1.6 million. In fiscal 2002, the Company received proceeds primarily from the sale of preferred stock and warrants for $19.9 million, $10.0 million from the sale of common stock, an increase in net bank borrowings of $14.8 million, contributions from minority interest shareholders and proceeds from stock options. In fiscal 2001, the Company received proceeds primarily from an increase in net bank borrowings of $39.6 million, contributions from minority interest shareholders of $3.2 million and $2.6 million from the sale of common stock.

Net effect of exchange rate changes resulting from the translation of foreign subsidiary balance sheets on cash and cash equivalents was $(7.7) million, $(5.3) million and $(329,000) in fiscal 2003, 2002 and 2001, respectively. The increased negative foreign exchange impact year over year has resulted primarily from a significant devaluation of the Dominican Republic Peso over prior years, and by continued devaluations of the foreign currencies in most of the countries where the Company operates, which have all historically devalued against the U.S. dollar. As a result of the economic crisis in the Dominican Republic, there continues to be a risk of further devaluation and availability of U.S. dollars to settle intercompany transactions.

Warehouse Club Expansion, Closures and Equity Investment

The Company’s primary capital requirements are for the financing of land, construction, equipment, pre-opening expenses and working capital requirements associated with new and existing warehouse clubs. For fiscal 2004, the Company currently intends to spend approximately $11.5 million primarily for improvements to existing warehouse clubs and to open an additional warehouse club in the Philippines. Actual capital expenditures may vary from estimated amounts depending on business conditions and other risks and uncertainties to which the Company and its businesses are subject. The Company, primarily through its foreign subsidiaries (excluding Mexico), intends to increase bank borrowings by approximately $9.0 million during fiscal 2004, and to use these proceeds, as well as excess cash and cash generated from existing operations, to finance these expenditures. Equipment from previously closed warehouse clubs may also be transferred for use in new and existing warehouse clubs.

During fiscal 2003, the Company and Gigante each contributed $9.0 million in capital for a total capital investment of $40.0 million in the 50/50 Mexico joint venture, which is accounted for under the equity method of accounting. The Company currently does not anticipate making any additional capital contributions to the Mexico joint venture, but will have receivables related to merchandise and other services due from the Mexico joint venture in the ordinary course of business, of which approximately $1.1 million was due to the Company as of August 31, 2003. The $1.1 million includes a $1.0 million note receivable, which accrues interest at 8%, which the Company anticipates being repaid by the third quarter of fiscal 2004. The remainder of the receivables relates to merchandise and other services rendered to the Mexico joint venture in the ordinary course of business. Since inception, the joint venture has opened a total of three warehouse clubs in Mexico (two in November 2002 and one in March 2003) and has spent approximately $27.4 million in capital expenditures through August 31, 2003. As of August 31, 2003, the Mexico joint venture had approximately $2.0 million of cash and no debt financing.

The Company, primarily through its foreign subsidiaries (excluding Mexico), has increased long-term bank borrowings by approximately $14.4 million during fiscal 2003, which includes $10.0 million in loans secured by restricted cash deposits and has used these proceeds to finance its working capital and capital expenditure requirements.

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2003, the Company was in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service ratio for a $4.7 million note, for which the Company has received a waiver of its noncompliance; (ii) debt service ratio for a $4.9 million note, for which the Company has not yet received a written waiver of its noncompliance; (iii) current ratio and interest cost/EBIT (earnings before interest and taxes) ratio for a $4.7 million note, for which the Company has received a waiver of its noncompliance; (iv) interest coverage ratio and total debt/EBITDA (earnings before interest taxes, depreciation and amortization) ratio for a $2.8 million note, for which the Company has not yet received a written waiver; (v) debt service ratio, cash coverage ratio, and interest coverage ratio for a $1.7 million note, for which the Company has received a waiver of its noncompliance; and (vi) debt to equity ratio for a $4.5 million note, for which the Company has not yet received a written waiver. The waivers received as of August 31, 2003 are for a period of one quarter. For the waivers requested, but not yet received, the Company has received verbal confirmation that the waivers will be approved as of August 31, 2003 and will be waived for a period of one quarter. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2003 of $30.6 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of August 31, 2003, the Company did not satisfy these ratios. As a result, the Company is prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. In such a case, the Company would need additional financing in order to service or extinguish the indebtedness. Accordingly, to address these potential needs for additional capital, the Company has entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, a significant stockholder of the Company, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2003, the net book value of this real property is approximately $54.8 million with approximately $33.1 million of encumbrances. Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and other commercially reasonable terms.

The Company believes that borrowings under its current and future credit facilities and recent sale of $5.0 million of common stock subsequent to August 31, 2003 (see “Financing Activities”), together with its cash flow from operations, will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future. However, if such sources of liquidity are insufficient to satisfy the Company’s liquidity requirements, the Company may need to sell equity or debt securities and obtain additional credit facilities. Furthermore, the Company has and will continue to consider sources of capital, including reducing restricted cash and the sale of equity (see “Financing Activities”) or debt securities, to strengthen its financial position and liquidity. There can be no assurance that such financing alternatives will be available under favorable terms, if at all.

Financing Activities

On October 22, 2003, an entity affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and an entity affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 500,000 shares of PriceSmart’s Common Stock, for an aggregate purchase price of $5.0 million.

On September 5, 2003, the Company determined it would not declare a dividend on the 8% Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) for the fourth quarter of 2003. Also, no dividends may be declared or paid on the 8% Series B Cumulative Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock will accrue in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock.

On July 9, 2003, entities affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and entities affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 22,000 shares of Series B Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22.0 million. The Series B Preferred Stock is convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart’s common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after July 9, 2008. PriceSmart is required to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series B Preferred Stock. As of August 31, 2003, none of the shares of the Series B Preferred Stock had been converted.

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20.0 million, with net proceeds of $19.9 million (See “Note 18—Related Party Transactions” and “Note 19—Convertible Preferred Stock and Warrants” in the Notes to Consolidated Financial Statements included herein). The Series A Preferred Stock is convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of the Company’s common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrues a cumulative preferred dividend at an annual rate of 8%, payable quarterly in cash. The shares are redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2003, none of the shares of the Series A Preferred Stock had been converted.

On May 7, 2002, the Company sold 300,000 shares of the Company’s common stock to International Finance Corporation (“IFC”) in a private placement for an aggregate purchase price of approximately $10.0 million. Proceeds from the sale of common stock to IFC were used for capital expenditures and working capital requirements related to new warehouse club expansion.

On September 26, 2002, in connection with the new joint venture in Nicaragua, the Company sold 79,313 shares of the Company’s common stock to PSC, S.A. (See “Note 18—Related Party Transactions” in the Notes to Consolidated Financial Statements included herein) in a private placement for an aggregate purchase price and net proceeds to the Company of approximately $2.4 million to be used for capital expenditures and working capital requirements related to future warehouse club expansion.

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

Short-Term Borrowings and Debt

As of August 31, 2003, the Company, through its majority or wholly owned subsidiaries, had $20.1 million outstanding in short-term borrowings through 16 separate facilities, which are secured by certain assets of its subsidiaries and are guaranteed by the Company up to its respective ownership percentage. Each of the facilities expires during fiscal year 2004 and typically is renewed. As of August 31, 2003, the Company had $13.7 million available on the facilities.

All debt is collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company up to its respective ownership percentages, except for approximately $32.1 million as of August 31, 2003, which is secured by collateral deposits for the same amount and are included in restricted cash on the balance sheet.

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2003, the Company was in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service ratio for a $4.7 million note, for which the Company has received a waiver of its noncompliance; (ii) debt service ratio for a $4.9 million note, for which the Company has not yet received a written waiver of its noncompliance; (iii) current ratio and interest cost/EBIT (earnings before interest and taxes) ratio for a $4.7 million note, for which the Company has received a waiver of its noncompliance; (iv) interest coverage ratio and total debt/EBITDA (earnings before interest taxes, depreciation and amortization) ratio for a $2.8 million note, for which the Company has not yet received a written waiver; (v) debt service ratio, cash coverage ratio, and interest coverage ratio for a $1.7 million note, for which the Company has received a waiver of its noncompliance; and (vi) debt to equity ratio for a $4.5 million note, for which the Company has not yet received a written waiver. The waivers received as of August 31, 2003 are for a period of one quarter. For the waivers requested, but not yet received, the Company has received verbal confirmation that the waivers will be approved as of August 31, 2003 and will be waived for a period of one quarter. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2003 of $30.6 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of August 31, 2003, the Company did not satisfy these ratios. As a result, the Company is prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. In such a case, the Company would need additional financing in order to service or extinguish the indebtedness. Accordingly, to address these potential needs for additional capital, the Company has entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, a significant stockholder of the Company, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2003, the net book value of this real property is approximately $54.8 million with approximately $33.1 million of encumbrances. Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and other commercially reasonable terms.

Contractual Obligations

As of August 31, 2003, the Company’s commitments to make future payments under long-term contractual obligations were as follows (in thousands):

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt	$114,042	$14,426	$36,825	$26,016	$36,775
Operating leases	138,913	9,858	17,992	17,329	93,734

Total	$252,955	$24,284	$54,817	$43,345	$130,509

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

Merchandise Inventories: Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, which occur primarily in the second and fourth fiscal quarters.

Impairment of Long-lived Assets: The Company periodically evaluates its long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value.

Allowance for Bad Debt: Credit is extended to a portion of our members as part of the Company’s wholesale business and to third-party wholesalers for direct sales. The Company maintains an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. Additionally, the Company utilizes the importation and exportation businesses of one of the minority interest shareholders in the Company’s Philippines subsidiary for the movement of merchandise inventories both to and from the Asian regions. As of August 31, 2003, the Company had a total of $0.8 million in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, the Company’s estimates could change and it could have a material impact on the Company’s reported results.

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

Deferred Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of August 31, 2003, the Company evaluated its deferred tax assets and liabilities and determined that, in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain countries are in a cumulative loss position for the past three years.

The Company has a federal and state tax net operating loss carry-forward at August 31, 2003 of approximately $41.5 million and $8.2 million, respectively. In calculating the tax provision, and assessing the likelihood that the Company will be able to utilize the deferred tax assets, the Company considered and weighed all of the evidence, both positive and negative, and both objective and subjective. The Company factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with our business. Because of the Company’s history of U.S. income and based on projections of future taxable income in the U.S., the Company was able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that the Company would be able to realize the U.S. deferred tax assets by generating taxable income during the carry-forward period.

As a result of significant losses in many of the Company’s foreign subsidiaries at August 31, 2003, the Company has concluded that full valuation allowances are necessary in all but two countries in which the Company operates. The Company has factored in the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with our business. There was not sufficient positive evidence to overcome the existence of the negative objective evidence of cumulative losses. As a result, management concluded that it was more likely than not that the deferred tax assets would not be realized in all but two of the foreign countries in which the Company operates.

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

Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company recorded closure costs of $5.3 million in fiscal year 2003 (See “Note 10—Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Financial Statements included herein).

In January 2003, the FASB issued FASB Interpretation No. 46 (“Interpretation No. 46”), “Consolidation of Variable Interest Entities.” In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights nor has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The provisions of the interpretation are currently being evaluated, but management believes its adoption will not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in the Company’s reported net income, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation. This resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $1.1 million, $3.5 million and $2.2 million in fiscal 2003, 2002 and 2001, respectively.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company, through majority or wholly owned subsidiaries, conducts operations primarily in Latin America, the Caribbean and Asia, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2003, the Company had a total of 26 consolidated warehouse clubs operating in 12 foreign countries and two U.S. territories. Eighteen of the 26 warehouse clubs operate under currencies other than the U.S. dollar. For fiscal 2003, approximately 74% of the Company’s net warehouse sales were in foreign currencies. The Company expects to enter into or expand within additional foreign countries in the future, which will increase the percentage of net warehouse sales denominated in foreign currencies.

The Company may enter into additional foreign countries in the future or open additional locations in existing countries, which may involve similar economic and political risks as well as challenges that are different from those currently encountered by the Company. Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a currency devaluation of approximately 81% between the year ended August 31, 2002 and the year ended August 31, 2003. There can be no assurance that the Company will not experience any other materially adverse effects on the Company’s business, financial condition, operating results, cash flow or liquidity, from currency devaluations in other countries, as a result of the economic and political risks of conducting an international merchandising business.

Foreign currencies in most of the countries where the Company operates historically have devalued against the U.S. dollar and are expected to continue to devalue. The Company manages foreign currency risks at times by hedging currencies through non-deliverable forward exchange contracts, or NDFs, that are generally for durations of six months or less and that do not provide for physical exchange of currency at maturity (only the resulting gain or loss). The premium associated with each NDF is amortized on a straight-line basis over the term of the NDF, and no unrelated mark-to-market amounts and realized gains or losses are recognized on the settlement date in cost of goods sold. The related receivables or liabilities with counterparties to the NDFs are recorded in the consolidated balance sheet. As of August 31, 2003, the Company had no outstanding NDFs and therefore no mark-to-market unrealized amounts as of August 31, 2003. For the fiscal year ended August 31, 2003, the Company had no realized losses as there were no NDFs previously entered into. Although the Company has not purchased any NDFs subsequent to August 31, 2003, the Company may continue to purchase NDFs in the future to mitigate foreign exchange losses. However, due to the volatility and lack of derivative financial instruments in the countries in which the Company operates, significant risk from unexpected devaluation of local currencies exists. Foreign exchange transaction losses realized, including repatriation of funds, which are included as a part of the costs of goods sold in the consolidated statement of operations, for fiscal 2003, 2002 and 2001 (including the cost of the NDFs) were approximately $605,000, $1.2 million and $718,000, respectively.

The following is a listing of each country or territory where the Company currently operates or anticipates operating in and their respective currencies, as of August 31, 2003:

Country/Territory	Number of Warehouse Clubs In Operation	Anticipated Warehouse Club Openings in Fiscal 2004	Currency
Panama	4	—	U.S. Dollar
Costa Rica	3	—	Costa Rican Colon
Philippines	3	1	Philippine Peso
Mexico*	3	—	Mexican Peso
Dominican Republic	2	—	Dominican Republic Peso
Guatemala	2	—	Guatemalan Quetzal
El Salvador	2	—	U.S. Dollar
Honduras	2	—	Honduran Lempira
Trinidad	2	—	Trinidad Dollar
Aruba	1	—	Aruba Florin
Barbados	1	—	Barbados Dollar
Guam	1	—	U.S. Dollar
U.S. Virgin Islands	1	—	U.S. Dollar
Jamaica	1	—	Jamaican Dollar
Nicaragua	1	—	Nicaragua Cordoba Oro

Totals	29	1

*	Warehouse clubs are operated through a 50/50 joint venture, which is accounted for under the equity method.

The Company is exposed to changes in interest rates on various debt facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve would adversely affect the Company’s pretax net loss (excluding any minority interest impact) by approximately $649,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended August 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

San Diego, California

November 7, 2003

PRICESMART, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	August 31,
	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$17,722	$25,097
Marketable securities	—	3,015
Receivables, net of allowance for doubtful accounts of $698 and $183 in 2003 and 2002, respectively	5,970	11,520
Receivables from unconsolidated affiliate	1,086	566
Merchandise inventories	73,668	79,297
Prepaid expenses and other current assets	8,004	8,304
Income tax receivable	1,331	—

Total current assets	107,781	127,799

Restricted cash	32,129	21,918
Property and equipment, net	186,027	185,107
Goodwill, net	23,071	23,071
Deferred tax asset	16,502	15,862
Other assets	8,579	4,018
Investment in unconsolidated affiliate	16,996	10,963

Total Assets	$391,085	$388,738

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term borrowings	$20,086	$23,553
Accounts payable	68,504	66,725
Accrued salaries and benefits	3,556	3,210
Deferred membership income	4,080	3,993
Income taxes payable	—	1,425
Other accrued expenses	9,142	6,644
Long-term debt, current portion	14,426	9,059

Total current liabilities	119,794	114,609
Deferred rent	968	—
Accrued closure costs	3,128	—
Long-term debt, net of current portion	99,616	90,539

Total liabilities	223,506	205,148

Minority interest	8,160	10,179
Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred stock, $.0001 par value (stated at cost), 2,000,000 shares authorized;
Series A convertible preferred stock–20,000 shares designated, 20,000 shares issued and outstanding in 2003 and 2002, respectively (liquidation preference of $20,267 in 2003)	19,914	19,914
Series B convertible preferred stock–30,000 shares designated, 22,000 shares issued and outstanding in 2003 (liquidation preference of $22,254 in 2003)	21,983	—
Common stock, $.0001 par value, 15,000,000 shares authorized; 7,285,563 and 7,282,939 shares issued and outstanding in 2003 and 2002, respectively	1	1
Additional paid-in capital	164,120	161,094
Tax benefit from exercise of stock options	3,379	3,360
Notes receivable from stockholders	(685)	(769)
Deferred compensation	(1,314)	(95)
Accumulated other comprehensive loss	(14,022)	(6,292)
Retained (deficit) earnings	(24,560)	7,520
Less: treasury stock at cost; 413,650 and 498,422 shares in 2003 and 2002, respectively	(9,397)	(11,322)

Total stockholders’ equity	159,419	173,411

Total Liabilities and Stockholders’ Equity	$391,085	$388,738

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Years Ended August 31,
	2003	2002	2001
Revenues:
Sales:
Net warehouse	$638,485	$609,034	$473,127
Export	7,039	2,361	500
Membership income	8,335	8,911	7,557
Other income	6,838	8,222	5,581

Total revenues	660,697	628,528	486,765

Operating expenses:
Cost of goods sold:
Net warehouse	558,982	515,224	403,054
Export	6,749	2,240	482
Selling, general and administrative:
Warehouse operations	82,812	74,757	53,335
General and administrative	21,239	18,889	17,561
Severance	1,083	—	—
Settlement and related expenses	—	1,720	—
Goodwill amortization	—	—	998
Preopening expenses	2,366	2,213	4,866
Asset impairment and closure costs	11,736	—	—

Total expenses	684,967	615,043	480,296

Operating income (loss)	(24,270)	13,485	6,469
Other income (expense):
Interest income	2,917	2,944	3,240
Interest expense	(10,671)	(9,448)	(7,950)
Other income (expense)	(328)	37	(76)
Gain (loss) on sale of real estate	—	(41)	1,955
Equity in loss of unconsolidated affiliate	(2,967)	(37)	—
Minority interest	5,276	(152)	(840)

Total other income (expense)	(5,773)	(6,697)	(3,671)

Income (loss) before provision (benefit) for income taxes	(30,043)	6,788	2,798
Provision (benefit) for income taxes	183	(4,647)	(586)

Net income (loss)	(30,226)	11,435	3,384
Preferred dividends	1,854	991	—

Net income (loss) available to common stockholders	$(32,080)	$10,444	$3,384

Earnings (loss) per share – common stockholders:
Basic	$(4.67)	$1.62	$0.54
Diluted	$(4.67)	$1.55	$0.51
Shares used in per share computation:
Basic	6,865	6,455	6,254
Diluted	6,865	6,741	6,658

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED AUGUST 31, 2003

(amounts in thousands, except share data)

	Preferred Stock— Series A & Series B		Common Stock		Additional paid-in capital	Tax benefit from exercise of stock options	Notes receivable from stockholders	Deferred compensation	Accumulated other comprehensive inc/ (loss)	Retained earnings (deficit)	Less: Treasury Stock		Total stockholders’ equity
	Shares	Amount	Shares	Amount							Shares	Amount
Balance at August 31, 2000	—	$—	6,813	$1	$148,970	$—	$(1,000)	$(679)	$(695)	$(6,308)	555	$(8,606)	$131,683
Exercise of stock options	—	—	96	—	922	—	—	—	—	—	(32)	646	1,568
Redemptive right – Panama acquisition	—	—	—	—	(884)	—	—	—	—	—	242	(9,413)	(10,297)
Sale of treasury stock	—	—	—	—	1,103	—	—	—	—	—	(68)	1,538	2,641
Issuance of stock in exchange for minority interest	—	—	20	—	795	—	—	—	—	—	—	—	795
Payment on notes receivable from stockholders	—	—	—	—	—	—	231	—	—	—	—	—	231
Amortization of deferred compensation	—	—	—	—	—	—	—	372	—	—	—	—	372
Net income	—	—	—	—	—	—	—	—	—	3,384	—	—	3,384
Net unrealized gain or loss on Marketable securities	—	—	—	—	—	—	—	—	62	—	—	—	62
Translation Adjustment	—	—	—	—	—	—	—	—	(329)	—	—	—	(329)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	3,117

Balance at August 31, 2001	—	—	6,929	1	150,906	—	(769)	(307)	(962)	(2,924)	697	(15,835)	130,110
Issuance of Series A convertible preferred stock	20	19,914	—	—	—	—	—	—	—	—	—	—	19,914
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(991)	—	—	(991)
Issuance of common stock	—	—	300	—	10,000	—	—	—	—	—	—	—	10,000
Exercise of stock options	—	—	74	—	452	—	—	—	—	—	(131)	2,970	3,422
Tax benefit from exercise of stock options	—	—	—	—	—	3,360	—	—	—	—	—	—	3,360
Redemptive right – Panama acquisition	—	—	—	—	(614)	—	—	—	—	—	—	—	(614)
Issuance of stock in exchange for minority interest	—	—	(20)	—	350	—	—	—	—	—	(68)	1,543	1,893
Amortization of deferred compensation	—	—	—	—	—	—	—	212	—	—	—	—	212
Net income	—	—	—	—	—	—	—	—	—	11,435	—	—	11,435
Net unrealized gain or loss on marketable securities	—	—	—	—	—	—	—	—	15	—	—	—	15
Translation adjustment	—	—	—	—	—	—	—	—	(5,345)	—	—	—	(5,345)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	6,105

Balance at August 31, 2002	20	19,914	7,283	1	161,094	3,360	(769)	(95)	(6,292)	7,520	498	(11,322)	173,411
Issuance of Series B convertible preferred stock	22	21,983	—	—	—	—	—	—	—	—	—	—	21,983
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(1,854)	—	—	(1,854)
Issuance of treasury stock	—	—	—	—	632	—	—	—	—	—	(79)	1,801	2,433
Exercise of stock options	—	—	3	—	6	—	—	—	—	—	(5)	124	130
Tax benefit from exercise of stock options	—	—	—	—	—	19	—	—	—	—	—	—	19
Stock compensation expense	—	—	—	—	2,388	—	—	(1,555)	—	—	—	—	833
Amortization of deferred compensation	—	—	—	—	—	—	—	336	—	—	—	—	336
Payment on notes receivable from stockholders	—	—	—	—	—	—	84	—	—	—	—	—	84
Net loss	—	—	—	—	—	—	—	—	—	(30,226)	—	—	(30,226)
Translation adjustment	—	—	—	—	—	—	—	—	(7,730)	—	—	—	(7,730)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(37,956)

Balance at August 31, 2003	42	$41,897	7,286	$1	$164,120	$3,379	$(685)	$(1,314)	$(14,022)	$(24,560)	414	$(9,397)	$159,419

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Years Ended August 31,
	2003	2002	2001
Operating Activities:
Net income (loss)	$(30,226)	$11,435	$3,384
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	14,957	12,480	10,412
Allowance for doubtful accounts	515	125	17
Asset impairment and closure costs	11,239	—	—
Loss (gain) on sale of real estate	—	82	(1,955)
Write-off of debt issuance costs	—	—	229
Deferred income taxes	(640)	(13,505)	(586)
Tax benefit from exercise of stock options	19	3,360	—
Minority interest	(5,276)	152	840
Equity in losses of unconsolidated affiliate	2,967	37	—
Compensation expense recognized for stock options	1,169	212	372
Change in operating assets and liabilities:
Change in accounts receivable, prepaids, other current assets, accrued salaries, deferred membership and other accruals	592	(10,661)	(5,001)
Merchandise inventories	5,429	(8,000)	(16,348)
Accounts payable	1,779	5,936	17,477

Net cash flows provided by operating activities	2,524	1,653	8,841

Investing Activities:
Additions to property and equipment	(22,223)	(34,387)	(45,421)
Investment in unconsolidated affiliate	(9,000)	(11,000)	—
Sale (purchase) of marketable securities	3,000	(3,000)	5,482
(Issuance) receipt of notes receivable	(1,000)	—	3,768
Proceeds from sale of real estate	—	—	4,185
Proceeds from sale of property held for sale	—	696	926
Panama acquisition – repurchase of common stock	—	(1,025)	(11,347)
Acquisition of minority interests	—	(500)	—

Net cash flows used in investing activities	(29,223)	(49,216)	(42,407)

Financing Activities:
Proceeds from bank borrowings	99,954	191,287	75,342
Repayment of bank borrowings	(88,977)	(176,486)	(35,789)
Issuance of preferred stock	21,983	19,914	—
Restricted cash	(10,211)	2,289	(11,509)
Contributions by minority interest shareholders	3,258	2,023	3,188
Issuance of treasury stock	2,433	—	2,641
Dividends on convertible preferred stock	(1,600)	(724)	—
Proceeds from exercise of stock options	130	3,422	1,568
Repayment of notes receivable from stockholders	84	—	231
Issuance of common stock	—	10,000	—

Net cash flows provided by financing activities	27,054	51,725	35,672

Effect of exchange rate changes on cash and cash equivalents	(7,730)	(5,345)	(329)

Net increase (decrease) in cash and cash equivalents	(7,375)	(1,183)	1,777
Cash and cash equivalents at beginning of year	25,097	26,280	24,503

Cash and cash equivalents at end of year	$17,722	$25,097	$26,280

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$10,069	$9,096	$6,801
Income taxes	$1,420	$2,052	$1,739

See accompanying notes.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.’s (“PriceSmart” or the “Company”) business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2003, the Company had 26 consolidated warehouse clubs in operation in 12 countries and two U.S. territories (four in Panama, three each in Costa Rica and the Philippines, two each in Dominican Republic, El Salvador, Guatemala, Honduras and Trinidad and one each in Aruba, Barbados, Guam, Jamaica, Nicaragua and the United States Virgin Islands), of which the Company owns at least a majority interest. The Company also had three warehouse clubs in operation in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. In fiscal 2003, the Company closed three warehouse clubs, one each in Guatemala, Dominican Republic and Philippines. In fiscal 2002, the Company increased its ownership from 60% to 90% in the operations in Aruba and increased its ownership from 51% to 100% in the operations in Barbados (see Note 14). In fiscal 2001, the Company increased its ownership from 62.5% to 90% in the operations in Trinidad (see Note 14). In fiscal 2000, the Company increased its ownership from 51% to 100% in the operations in Panama and increased its ownership from 60% to 100% in the operations in Costa Rica, Dominican Republic, El Salvador and Honduras (see Note 14). There also were 14 warehouse clubs in operation (13 in China and one in Saipan, Micronesia) licensed to and operated by local business people as of August 31, 2003. The Company principally operates under one segment in three geographic regions.

Basis of Presentation—The consolidated financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $24.6 million and a working capital deficit of $12.0 million as of August 31, 2003. For the year ended August 31, 2003, the Company had a net loss available to common stockholders of $32.1 million and generated cash flow from operating activities of $2.5 million. The Company has generated cash flow from operations since fiscal 2001. At August 31, 2003, the Company was not in compliance with certain maintenance covenants related to certain long-term debt arrangements. The Company has obtained, or requested but not yet received, all necessary waivers for covenant violations as of August 31, 2003. The Company’s ability to fund its operations and service debt during fiscal 2004 is dependent on its ability to generate cash flow from operations, extend or refinance short-term credit facilities, continue to be granted vendor credit and continue to receive waivers from those lenders where covenant violations exist. Subsequent to year-end, the Company has extended $12.3 million of the $20.1 million short-term borrowings outstanding at August 31, 2003 to maturities beyond fiscal 2004. As of August 31, 2003, the Company closed three unprofitable warehouses and announced plans to close an additional warehouse on December 31, 2003 to increase cash flows for fiscal 2004. The Company also intends to reduce certain controllable warehouse expenses. The Company believes it will be successful in funding its fiscal 2004 operations, obtaining any necessary covenant violation waivers and extending or refinancing their remaining short term credit maturities beyond fiscal 2004. Should the Company be unsuccessful in obtaining the necessary waivers or extending or refinancing its indebtedness with short term maturities from third-parties when they come due, it has entered into an agreement with the Sol and Helen Price Trust giving the Company the right to sell all or a portion of specified real property to the trust at any time on or prior to August 31, 2004 at a price equal to the Company’s book value for the respective properties. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2003, the net book value of this real property is approximately $54.8 million with approximately $33.1 million of encumbrances. Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building. Management believes that its existing working capital along with existing availability in credit facilities, are sufficient to fund its operations through at least August 31, 2004.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements of the Company include the assets, liabilities and results of operations of the Company’s majority and wholly owned subsidiaries as listed below. The 50/50 Mexico joint venture is accounted for under the equity method, in which the Company reflects its proportionate share of income or loss of the unconsolidated joint venture’s results from operations. All significant intercompany balances and transactions have been eliminated in consolidation.

	Ownership	Basis of Presentation
Ventures Services, Inc.	100.0%	Consolidated
PriceSmart Panama (see Note 14)	100.0%	Consolidated
PriceSmart U.S. Virgin Islands	100.0%	Consolidated
PriceSmart Guam	100.0%	Consolidated
PriceSmart Guatemala	66.0%	Consolidated
PriceSmart Trinidad (see Note 14)	90.0%	Consolidated
PriceSmart Aruba (see Note 14)	90.0%	Consolidated
PriceSmart Barbados (see Note 14)	100.0%	Consolidated
PriceSmart Jamaica	67.5%	Consolidated
PriceSmart Philippines	52.0%	Consolidated
PriceSmart Nicaragua	51.0%	Consolidated
PriceSmart Mexico	50.0%	Equity
PSMT Caribe, Inc. (see Note 14):
Costa Rica	100.0%	Consolidated
Dominican Republic	100.0%	Consolidated
El Salvador	100.0%	Consolidated
Honduras	100.0%	Consolidated

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash—Restricted cash primarily represents time deposits that are pledged as collateral for majority-owned subsidiary loans.

Marketable Securities—In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities,” marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of the stockholders’ equity. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company had no marketable securities outstanding on August 31, 2003.

Merchandise Inventories—Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, which occur primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Allowance for Bad Debt: Credit is extended to a portion of members as part of the Company’s wholesale business and to third-party wholesalers for direct sales. The Company maintains an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. As of August 31, 2003, the Company had a total of $0.8 million in net receivables due from a minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. The Company utilizes the importation and exportation businesses of this minority interest shareholder in the Company’s Philippines subsidiary for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, the Company’s estimates could change and it could have a material impact on the Company’s reported results.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Fixture and equipment lives range from 3 to 15 years and buildings from 10 to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is probable that the renewal option in the underlying lease will be exercised.

Long-Lived Assets—The Company periodically evaluates its long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value. During fiscal 2003, the Company closed three warehouse clubs and identified two additional warehouse clubs which had indicators of impairment. As a result, the Company recorded a pre-tax charge of $6.4 million related to those long-lived assets in which the carrying value exceeded the fair value. Future circumstances may result in the Company’s closing costs or the amount recognized upon the sale of the property to differ substantially from the estimates.

Revenue Recognition—The Company recognizes sales revenue when title passes to the customer. Membership income represents annual membership fees paid by the Company’s warehouse club members, which are recognized ratably over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

Goodwill Amortization—Beginning September 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations,” and No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Specifically, under SFAS 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise (see Note 15).

Pre-Opening Costs—The Company expenses pre-opening costs (the costs of start-up activities, including organization costs) as incurred.

Stock-Based Compensation—As of August 31, 2003, the Company had four stock-based employee compensation plans. Prior to September 1, 2002, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Effective September 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” using the prospective method with guidance from SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure,” to all employee awards granted, modified, or settled after September 1, 2002. Awards under the Company’s plans typically vest over five years and expire in six years. The cost related to stock-based employee compensation included in the determination of net income for the years ended August 31, 2003, 2002 and 2001 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123.

The fair value of each option grant is estimated on the date of grant using the “Black-Scholes” option-pricing model with the following weighted average assumptions used for grants in fiscal 2003, 2002 and 2001:

	Years Ended August 31,
	2003	2002	2001
Risk free interest rate	3.91%	4.3%	6%
Expected life	5 years	5 years	5 years
Expected volatility	45.58%	42.2%	42.5%
Expected dividend yield	0%	0%	0%

The following table summarizes the components of the stock compensation expense for the 12 months ended August 31, 2003, 2002 and 2001 (in thousands):

	Years Ended August 31,
	2003	2002	2001
Options granted to employees	$161	$212	$372
Option repricings	1,008	—	—

Stock compensation expense	$1,169	$212	$372

The Company recorded deferred compensation of $2.4 million in connection with the grants of certain stock options to employees during fiscal 1999. A total of 552,291 options were issued at a price lower than market on date of grant. On date of grant, the market price was $20.25 and a total of 81,250 options were issued with an exercise price of $16.25, 446,041 options were issued with an exercise price of $15.50 and 25,000 options were issued with an exercise price of $14.75. The deferred compensation is being amortized ratably over the vesting period of the respective options.

The weighted-average fair value of the stock options granted during 2003 and 2002 was $7.38 and $14.83, respectively.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards each period (in thousands, except per share data):

	Years Ended August 31,
	2003	2002	2001
Net income (loss) available to common stockholders, as reported	$(32,080)	$10,444	$3,384
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	1,169	212	372
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,961)	(3,826)	(3,008)

Pro forma net income (loss)	$(34,872)	$6,830	$748

Earnings (loss) per share:
Basic—as reported	$(4.67)	$1.62	$0.54
Basic—pro forma	$(5.08)	$1.06	$0.12
Diluted—as reported	$(4.67)	$1.55	$0.51
Diluted—pro forma	$(5.08)	$1.01	$0.11

Effective April 23, 2003, the Company’s Board of Directors approved the repricing of all unexercised stock options held by employees of the Company with exercise prices greater than $20 to $20 per share. The affected options covered a total of 507,510 shares of common stock with a weighted average exercise price of $36.19 per share. Under the provisions of SFAS 123 and subsequent guidance issued under SFAS 148, a non-cash charge related to vested options of $833,000 was recognized in the quarter ended May 31, 2003, and is included in stock compensation expense for the year ended August 31, 2003. The Company also recorded a deferred compensation charge of $1.5 million, which will be amortized over the remaining vesting periods of the options. All other terms and conditions of the options remain the same.

Foreign Currency Translation—In accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”) “Foreign Currency Translation,” the assets and liabilities of the Company’s foreign operations are primarily translated to U.S. dollars using the exchange rates at the balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated other comprehensive loss.

Accounting Pronouncements—In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 (“Issue 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company recorded closure costs of $5.3 million in fiscal year 2003 in accordance with SFAS 146 (See “Note 10—Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Financial Statements included herein).

In January 2003, the FASB issued FASB Interpretation No. 46 (“Interpretation No. 46”), “Consolidation of Variable Interest Entities.” In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The provisions of the interpretation are currently being evaluated, but management believes its adoption will not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in the Company’s reported results, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation which resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $1.1 million, $3.5 million and $2.2 million in fiscal 2003, 2002 and 2001, respectively.

Reclassifications—Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.

NOTE 3—PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	August 31,
	2003	2002
Land	$34,289	$31,080
Building and improvements	124,345	109,936
Fixtures and equipment	69,108	67,848
Construction in progress	2,780	6,591

	230,522	215,455
Less: accumulated depreciation	(44,495)	(30,348)

Property and equipment, net	$186,027	$185,107

Building and improvements includes capitalized interest of $1.5 million and $1.2 million as of August 31, 2003 and 2002, respectively.

NOTE 4—EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average common shares outstanding in the period. Diluted earnings (loss) per share are computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock and warrants) except where their inclusion is antidilutive (in thousands, except per share data):

	Years Ended August 31,
	2003	2002	2001
Net income (loss) available to common stockholders	$(32,080)	$10,444	$3,384

Determination of shares:
Common shares outstanding	6,865	6,455	6,254
Assumed conversion of:
Stock options	—	286	404
Preferred stock	—	—	—
Warrants	—	—	—

Diluted average common shares outstanding	6,865	6,741	6,658
Earnings (loss) per share:
Basic	$(4.67)	$1.62	$0.54
Diluted	$(4.67)	$1.55	$0.51

NOTE 5—MARKETABLE SECURITIES

Marketable securities classified as available-for-sale consisted of the following (in thousands):

August 31, 2002
Commercial company bonds:
Amortized cost	$3,000
Gross unrealized gains (losses)	15

Estimated fair value	$3,015

The fair value of the marketable securities is based on quoted market prices for the same or similar type issues. Marketable securities held as of August 31, 2002 had maturities of one year or less. No marketable securities were outstanding at August 31, 2003.

NOTE 6—RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Employees become eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee’s one-year anniversary date. Prior to fiscal 2001, retirement contributions, if any, were based on a discretionary amount determined by the Board of Directors and were allocated to each participant based on the relative compensation of the participant, subject to certain limitations. During fiscal 2001, the plan was amended to eliminate discretionary contributions. The Company makes contributions to the 401(k) plan that is nondiscretionary and equal to 100% of the participant’s contribution up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $227,000, $227,000 and $178,000 during fiscal 2003, 2002 and 2001, respectively.

NOTE 7—STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN

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

In July 1998, the Company adopted the 1998 Equity Participation Plan of PriceSmart, Inc. (the “1998 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 1998 Plan authorizes 700,000 shares of the Company’s common stock for issuance. Options issued under the 1998 Plan typically vest over five years and expire in six years. The 1998 Plan also allows the Company to make loans to participants for the purchase of shares. As of August 31, 2003, outstanding loans were approximately $685,000, representing the purchase of 42,970 shares. The loans are with full recourse and interest is payable semi-monthly at 5.85% with the principal due in six years. Notwithstanding the foregoing, the Company has ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

In November 2001, the Company adopted the 2001 Equity Participation Plan of PriceSmart, Inc. (the “2001 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 2001 Plan authorizes 350,000 shares of the Company’s common stock for issuance. Options issued under the 2001 Plan typically vest over five years and expire in six years.

In November 2002, the Company adopted the 2002 Equity Participation Plan of PriceSmart, Inc. (the “2002 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 2002 Plan authorizes 250,000 shares of the Company’s common stock for issuance. Options issued under the 2002 Plan typically vest over five years and expire in six years.

Effective April 23, 2003, the Company’s Board of Directors approved the repricing of all unexercised stock options held by employees of the Company with exercise prices greater than $20 to $20 per share. The affected options covered a total of 507,510 shares of common stock with a weighted average exercise price of $36.19 per share. Under the provisions of SFAS 123 and subsequent guidance issued under SFAS 148, a non-cash charge related to vested options of $833,000 was recognized, and is included in stock compensation expense for the year ended August 31, 2003. The Company also recorded a deferred compensation charge of $1.5 million for unvested options, which is being amortized over the remaining vesting periods of the options. As of August 31, 2003, the company recognized $1,008,000 of expense relating to repriced stock options. All other terms and conditions of the options remain the same.

Total stock option activity relating to the 1997 Plan, 1998 Plan, 2001 Plan and 2002 Plan was as follows:

	Shares	Weighted Average Exercise Price
Balance at August 31, 2000	1,033,381	$19.94
Granted	102,770	36.68
Exercised	(138,882)	13.68
Cancelled	(60,346)	28.78

Balance at August 31, 2001	936,923	$22.93
Granted	363,550	35.10
Exercised	(204,909)	16.39
Cancelled	(20,817)	18.87

Balance at August 31, 2002	1,074,747	$28.29
Granted	558,510	19.97
Exercised	(7,083)	16.10
Cancelled	(523,422)	35.78

Balance at August 31, 2003	1,102,752	$20.61

As of August 31, 2003, options to purchase 638,822 shares were exercisable and there were 1,333,760 shares of the Company’s common stock reserved for future issuance, of which 231,008 shares are available for future grants. The following table summarizes information about stock options outstanding at August 31, 2003:

Range of Exercise Prices	Outstanding as of Aug. 31,2003	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of Aug. 31,2003	Weighted- Average Exercise Price
$ 12.38-16.50	242,946.9		$15.53	237,946	$15.55
16.50-20.63	716,806	3.0	19.34	360,126	18.84
28.88-33.00	8,000	7.4	32.13	4,000	32.13
33.00-37.13	114,000	4.6	35.00	25,900	35.01
37.13-41.25	21,000	4.7	39.93	10,850	39.91

$ 12.38-41.25	1,102,752	2.8	$20.61	638,822	$18.71

NOTE 8—COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is net losses, plus certain other items that are recorded directly to stockholders’ equity. The only other such items currently applicable to the Company are net unrealized gains or losses on marketable securities (in fiscal 2002 only) and translation adjustments. The Company’s comprehensive income (loss) was $(37.9) million, $6.1 million and $3.1 million as of August 31, 2003, 2002 and 2001, respectively.

NOTE 9—SALE OF ASSETS

During fiscal 2001, the Company, through its majority and wholly owned subsidiaries, sold $2.2 million in land. The properties were mainly excess land surrounding its warehouse clubs. These sales resulted in a gain of approximately $2.0 million.

NOTE 10—ASSET IMPAIRMENT AND CLOSURE COSTS

During fiscal 2003, the Company closed three warehouse clubs, one each in Dominican Republic, Philippines and Guatemala. The warehouse clubs were closed June 15, 2003, August 3, 2003 and August 15, 2003, respectively. The decision to close these warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of a PriceSmart warehouse club. As a result of the warehouse club closures, the Company terminated and paid or transferred all their employees to other warehouse club locations.

The Company recorded closure costs and asset impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. The impairment charges of $1.9 million, included in the $7.2 million, reflected the difference between the carrying value and fair value of those long-lived assets (building improvements and fixtures and equipment) that are not expected to be utilized at future warehouse club locations.

A reconciliation of the initial reserve to the ending liability for warehouse club locations that were closed at August 31, 2003 is as follows (in thousands):

	Charged to Expense	Non-cash amounts	Costs paid	Provided for at August 31, 2003
Severance	$179	—	(179)	$—
Write-off of equipment installation costs	656	(656)	—	—
Lease obligations	3,862	—	(74)	3,788
Long-lived asset impairments	1,890	(1,890)	—	—
Other associated costs	633	(200)	(243)	190

Total	$7,220	(2,746)	(496)	$3,978

During fiscal 2003, the Company also recorded non-cash asset impairment charges of $4.5 million to write down long-lived assets related to under performing warehouse clubs in Guam and the United States Virgin Islands. Subsequent to August 31, 2003, the Company announced the planned closure of the Guam warehouse club as of December 31, 2003. The charges reflect the difference between the carrying value and fair value of those long-lived assets (building improvements and fixtures and equipment) that are not expected to be utilized at future warehouse club locations. Fair value of long-lived assets was based on estimated selling prices for similar assets.

NOTE 11—FOREIGN CURRENCY INSTRUMENTS

PriceSmart transacts business primarily in various Latin American, Caribbean and Asian foreign currencies. The Company, at times, enters into non deliverable forward currency exchange contracts (NDFs) that are generally for short durations of six months or less and no physical exchange of currency occurs at maturity (only the resulting gain or loss). The premium associated with each NDF is amortized on a straight-line basis over the term of the NDF, and realized gains or losses are recognized on the settlement date in cost of goods sold. The related receivable or liability with counterparties to the NDFs is recorded in the consolidated balance sheet. If the NDFs were recorded based on a mark-to-market basis, the effect would be immaterial for all periods presented. In addition, all NDFs entered into for the periods presented did not, individually or in the aggregate, result in a material gain or loss upon settlement. Although, the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes none of the NDFs are designated as hedges. As of August 31, 2003 and 2002, the Company had no NDFs outstanding.

NOTE 12—COMMITMENTS AND CONTINGENCIES

The Company is committed under 20 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2004 and 2032. Rental expense charged to operations under operating leases totaled approximately $10.6 million, $9.0 million and $4.6 million for fiscal years 2003, 2002 and 2001, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,	Amount
2004	$9,858
2005	9,239
2006	8,753
2007	8,827
2008	8,502
Thereafter	93,734

Total	$138,913

From time to time the Company and its subsidiaries are subject to legal proceedings and claims in the ordinary course of business, including those identified below. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit.

On November 10, 2003, the Company announced it would be restating its financial statements for the fiscal year ended August 31, 2002 and for the first nine months ended May 31, 2003. Subsequent to the announcement, four separate class action complaints have been filed against the Company and two of its former officers in the United States District Court for the Southern District of California for alleged violations of federal securities laws. The complaints purport to be class actions on behalf of purchasers of the Company’s common stock between December 20, 2001 and November 7, 2003 and seek damages and attorney’s fees.

On December 5, 2003, a shareholder derivative complaint was filed against the Company as a nominal defendant, the members of the Company’s Board of Directors, two former officers and three current officers in the Superior Court of the State of California, County of San Diego. The derivative complaint alleges claims for breach of fiduciary duty, abuse of control, gross mismanagement, wasted corporate assets, unjust enrichment and violations of California Corporations Code.

In July, 2003, the Company’s 34% minority interest shareholder in the Company’s Guatemalan operations (PriceSmart (Guatemala) S.A.) contended, among other things, that both the Company and the minority interest shareholder are currently entitled to receive a 15% return upon respective capital investments in the Guatemalan operations. The Company has reviewed the claim and other pertinent information in relationship to the Guatemalan joint venture agreement, as amended, and does not concur with the minority shareholder’s conclusion.

The Company believes that the ultimate resolution of any such legal proceedings or claims will not have a material adverse effect on its business, financial condition, operating results, cash flow or liquidity. However, such matters are inherently unpredictable and it is possible that the ultimate outcome could have a material adverse effect on its business, financial condition, operating results, cash flow or liquidity in any particular period by the resolution of one or more of these contingencies.

NOTE 13—LEGAL SETTLEMENT

A former licensee of the Company which operated in the Philippines claimed to have the exclusive right for 20 years to own and operate warehouse clubs licensed by the Company in the Philippines, based upon a license agreement it had entered into with the Company in 1997. In 2001, this former licensee filed lawsuits in both the Philippines and the United States, claiming that its license agreement had been terminated by the Company in 1998 without justification. In both lawsuits the Company, while disputing the validity of the claim, argued that under the license agreement arbitration in Australia was the exclusive forum for litigating any such dispute. The former licensee vigorously opposed arbitration. Decisions in favor of the Company on this issue were rendered by the Philippines Court of Appeals in late December 2001 and by the United States District Court for the Southern District of California on February 12, 2002.

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

NOTE 14—ACQUISITION OF MINORITY INTERESTS

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

Barbados: On June 24, 2002, the Company entered into agreements to acquire the remaining interests in the PriceSmart Barbados majority owned subsidiary, which previously had been 51% owned by the Company. The purchase price of the 49% interest consisted of 38,455 shares of PriceSmart common stock, cash payments totaling $500,000, and the assumption of capital contributions outstanding of $1.7 million, net of the minority interest acquired. Under the agreements, the Company also guaranteed the existing promissory notes of approximately $1.7 million payable to the former minority stockholders by the Barbados subsidiary, which are due on May 4, 2004 and had an aggregate remaining principal amount due of approximately $855,000 as of August 31, 2003.

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

Caribe: On July 7, 2000, the Company entered into an agreement to acquire the remaining interests in the PSMT Caribe, Inc. majority owned subsidiary, which previously had been 60% owned by the Company. PSMT Caribe, Inc. is the holding company formed by PriceSmart and PSC, S.A. (a Panamanian company) to hold their respective interests in the PriceSmart membership warehouse clubs operating in Costa Rica, El Salvador, Honduras and the Dominican Republic. As consideration for the acquisition of the 40% interest, PriceSmart issued to PSC, S.A. 679,500 shares of PriceSmart common stock, half of which were restricted from sale for one year. As a result of this acquisition, the Company has increased its guaranty for the outstanding long-term debt related to the warehouse clubs operating in Costa Rica, El Salvador, Honduras and the Dominican Republic to 100%.

Results from operations of the acquired minority interests have been included in the consolidated financial results of the Company from the initial dates of the transactions described above. As a result of the acquisitions the Company will recognize a greater percentage of the cash flow and results from operations for each subsidiary.

Each of the acquisitions was accounted for as a purchase under Accounting Principles Board Opinion No. 16 (“APB No. 16”) and SFAS 141. The value of the shares of the Company’s common stock issued in these transactions was determined based on the average market price of the Company’s common stock over the period a few days before and after the terms of the acquisitions were agreed to and subsequently announced. The value assigned to the interests in the PriceSmart Jamaica and Barbados subsidiaries of 17.5% and 9%, respectively, as part of the Trinidad acquisition were based on joint venture agreements recently entered into with third-party minority interest stockholders. Land was valued based upon third-party appraisals and/or values received by the Company in connection with the sale of excess real estate near the time of the acquisition.

The aggregate excess of the purchase price over the fair value of assets acquired for all of the acquisitions was $24.3 million and is reflected in goodwill, net of accumulated amortization of $1.2 million, in the accompanying consolidated balance sheets as of August 31, 2003, none of which is expected to be deductible for tax purposes. In addition, the goodwill was assigned to the Latin America and Caribbean segments.

The components of the purchase prices and allocations, as adjusted, for the acquisitions are as follows (in thousands):

	Aruba	Barbados	Trinidad	Panama	PSMT Caribe, Inc.	Total
Consideration and acquisition costs:
Issuance of stock	$371	$1,522	$795	$2,003	$27,010	$31,701
Cash	—	500	314	12,372	—	13,186
Forgiveness of note receivable	—	—	317	—	—	317
Interest in PriceSmart ventures	—	—	1,651	—	—	1,651
Acquisition costs	90	238	225	35	341	929

Total	$461	$2,260	$3,302	$14,410	$27,351	$47,784

Allocation of purchase price:
Land	$—	$—	$423	$806	$3,093	$4,322
Minority interest	(321)	510	2,167	6,234	10,580	19,170
Goodwill	782	1,750	712	7,370	13,678	24,292

Total	$461	$2,260	$3,302	$14,410	$27,351	$47,784

The following unaudited pro forma data summarizes the results of operations for the periods presented as if the acquisitions of minority interests had been completed as of September 1, 2000. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of the periods presented or that may be obtained in the future (in thousands, except per share data):

	Years Ended August 31,
	2003	2002	2001
Total revenues	$660,697	$628,528	$488,950
Operating income (loss)	(24,270)	13,485	6,469

Net income (loss) available to common stockholders	$(32,080)	$10,664	$3,386

Basic earnings (loss) per share	$(4.67)	$1.65	$0.54
Diluted earnings (loss) per share	$(4.67)	$1.58	$0.51

NOTE 15—AMORTIZATION OF GOODWILL

The Company adopted SFAS 142 effective September 1, 2001. Under SFAS 142, goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise.

The goodwill for each of the acquisitions described above (see Note 14) is as follows (in thousands):

	August 31,
	2003	2002	2001
Panama	$7,370	$7,370	$6,959
PSMT Caribe, Inc.	13,678	13,678	13,678
Trinidad	712	712	712
Aruba	782	782	—
Barbados	1,750	1,750	—

	24,292	24,292	21,349
Less: Accumulated amortization	(1,221)	(1,221)	(1,221)

Goodwill, net	$23,071	$23,071	$20,128

The Company applied the new rules on accounting for goodwill and other intangible assets effective September 1, 2001. Application of the nonamortization provisions of SFAS 142 resulted in an increase in net income of approximately $1.1 million for the fiscal year ending August 31, 2002. The Company performed the required impairment tests of the Company’s goodwill and as a result, no impairment losses were recorded for the fiscal years ended August 31, 2003 and 2002.

Had the Company been accounting for its goodwill under SFAS 142 for all periods presented, the Company’s net income allocable to common stockholders (in thousands) and earnings per share would have been as follows:

	Years Ended August 31,
	2003	2002	2001
Reported net income (loss) available to common stockholders	$(32,080)	$10,444	$3,384
Add back goodwill amortization, net of tax	—	—	998

Adjusted net income (loss) available to common stockholders	$(32,080)	$10,444	$4,382

Basic earnings (loss) per share:
Reported net income (loss) available to common stockholders	$(4.67)	$1.62	$0.54
Goodwill amortization, net of tax	$—	$—	$0.16

Adjusted net income (loss) available to common stockholders	$(4.67)	$1.62	$0.70

Diluted earnings (loss) per share:
Reported net income (loss) available to common stockholders	$(4.67)	$1.55	$0.51
Goodwill amortization, net of tax	$—	$—	$0.15

Adjusted net income (loss) available to common stockholders	$(4.67)	$1.55	$0.66

NOTE 16—INCOME TAXES

Significant components of the income tax provision (benefit) are as follows (in thousands):

	Years Ended August 31,
	2003	2002	2001
Current:
U.S.	$7	$—	$—
Foreign	816	4,349	1,652

Total	823	4,349	1,652

Deferred:
U.S.	(724)	3,614	(1,448)
Foreign	(9,250)	(1,749)	(679)
Valuation Allowance	9,334	(10,861)	(111)

Total	(640)	(8,996)	(2,238)

Total income tax provision (benefit)	$183	$(4,647)	$(586)

The reconciliation of income tax computed at the Federal statutory tax rate to the provision (benefit) for income taxes is as follows (in thousands):

	Years Ended August 31,
	2003	2002	2001
Federal taxes at statutory rates	$(10,214)	$2,308	$951
State taxes, net of Federal benefit	(25)	347	163
State net operating loss carryforwards not utilized	—	552	—
Difference in foreign tax rates and permanent items	1,088	3,630	(627)
Increase (decrease) in valuation allowance for deferred tax assets and other	9,334	(11,524)	(1,098)
All other, net	—	40	25

Total income tax provision (benefit)	$183	$(4,647)	$(586)

Income (loss) before income taxes includes the following components (in thousands):

	Years Ended August 31,
	2003	2002	2001
United States	$(1,717)	$8,652	$(2,411)
Foreign	(28,326)	(1,864)	5,209

Total income (loss) before income taxes	$(30,043)	$6,788	$2,798

The change in the valuation allowance for 2002 includes a $3.4 million reversal of valuation allowance related to the tax benefit of stock option deductions, which was allocated to stockholders’ equity. In addition, the change in the valuation allowance for 2003, 2002 and 2001 includes the future tax benefit of stock option deductions of approximately $0, $0.7 million and $1.0 million, respectively.

Significant components of the Company’s deferred tax assets as of August 31, 2003 and 2002 are shown below. A valuation allowance of $25.4 million at August 31, 2003 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain (in thousands).

	August 31,
	2003	2002
Deferred tax assets:
U.S. net operating loss carry-forward	$14,831	$15,146
U.S. capital loss carry-forward	9,743	9,743
Foreign deferred taxes	14,935	5,685
Foreign tax credits	1,853	1,149
Deferred compensation	466	—
All other, net	104	235

Total deferred tax assets	41,932	31,958

Valuation allowance	(25,430)	(16,096)

Net deferred tax assets	$16,502	$15,862

During fiscal 2003, the Company recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets in all but two of the countries the Company operates. The Company also incurred current income tax expense of $823,000, primarily related to its foreign operations, for a net tax expense of $183,000. During fiscal 2002, the Company recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. The Company also incurred current income tax expense related to its foreign operations of $4.3 million, for a net tax benefit of $4.7 million in fiscal 2002.

During fiscal 2003, as a result of significant losses in many of the Company’s foreign subsidiaries, management concluded that full valuation allowances were necessary in all but two countries in which the Company operates. Factors considered by management include history of cumulative losses or income, projected earnings based upon current operations and determining whether the net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based upon the weight of all the positive and negative evidence, management concluded that it is more likely than not that deferred tax assets would not be realized in certain countries. Accordingly, the Company has foreign deferred tax assets of $1.1 million, net of a $13.8 million valuation allowance, as of August 31, 2003.

During fiscal 2003, management reassessed the valuation allowance previously established against U.S. net deferred tax assets. Factors considered by management included history of earnings, additional warehouse club openings within respective countries, projected earnings based on current operations, favorable results from an IRS exam in 2003, and a determination that net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based on the positive evidence, management concluded that it is more likely than not that a portion of the U.S. deferred tax assets would be realized. Accordingly, the Company has a U.S. deferred tax asset related to its federal and state net operating loss carry-forwards and other items of $15.4 million. The Company also has capital loss carry-forwards and foreign tax credit deferred tax assets of $9.7 million and $1.9 million, respectively. Foreign tax credits can be carried forward for five years. As a result, the Company’s foreign tax credits will begin expiring in 2005. Management has concluded that it is more likely than not that these deferred tax assets would not be realized and a valuation allowance of $11.6 million has been established.

During fiscal 2002, management reassessed the valuation allowance previously established against U.S. net deferred tax assets. Factors considered by management-included history of earnings, additional warehouse club openings within respective countries, projected earnings based on current operations and a determination that net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based on the positive evidence, management concluded that it is more likely than not that a portion of the U.S. deferred tax assets would be realized. The valuation allowance on the U.S. deferred tax assets is approximately $14.1 million, which consists primarily of capital loss carry-forwards and foreign tax credits. Where operations of certain foreign entities did not provide sufficient positive evidence, management concluded that it is more likely than not that some or all of the deferred tax assets will not be realized and a valuation allowance was established. Accordingly, the Company has foreign deferred tax assets of $3.7 million, net of a $2.0 million valuation allowance, as of August 31, 2002.

As of August 31, 2003, the Company has Federal and state net operating loss carry-forwards of approximately $41.5 million and $8.2 million, respectively. The Federal and state tax loss carry-forwards will begin expiring in 2010 and 2004, respectively, unless previously utilized. In addition, the Company incurred a Federal and state capital loss on the sale of the City Notes in fiscal 2000 totaling $24.5 million. The capital loss carry-forward will expire in 2006.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss carry-forwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted because the Company considers these earnings to be permanently reinvested. As of August 31, 2003 and 2002, the undistributed earnings of these foreign subsidiaries are approximately $11.7 million and $9.8 million, respectively.

NOTE 17—DEBT

As of August 31, 2003, the Company had $20.1 million outstanding in short-term bank borrowings as follows:

In March 2003, the Company, through its Dominican Republic subsidiary, drew down $200,000 and $216,000 and $1.1 million, under its $6.0 million credit facility, which was all due in September 2003. Interest is payable monthly at 10.50%, 9.50% and 9.00% per annum, respectively. Subsequent to year-end the Company paid down all amounts due. In May 2003, the Company, through its Dominican Republic subsidiary, drew down $500,000, which was due in May 2004. Interest is payable monthly at 9.50% per annum. In July 2003, the Company, through its Dominican Republic subsidiary, drew down $1.8 million, under its $2.0 million credit facility, which is due in January 2004. Interest is payable monthly at 9.00% per annum. The total outstanding amount as of August 31, 2003 was $3.3 million.

In June 2001, the Company, through its joint venture arrangement in Guatemala, entered into a line of credit for approximately $1.9 million, which is due in April 2004. Interest is payable monthly at 8.0% per annum. The outstanding amount as of August 31, 2003 was $1.9 million.

In February 2003, the Company, through its Honduras subsidiary, entered into a line of credit for $2.5 million, of which $180,000 was outstanding at August 31, 2003. The credit line was due in six months and subsequently renewed until September 2004. Interest is payable monthly at 8.00% per annum.

In March 2003, the Company, through its El Salvador subsidiary, entered into a line of credit for $1.9 million, which is due in March 2004. Interest is payable monthly at 8.00% per annum. The outstanding amount as of August 31, 2003 was $1.9 million.

In August 2001, the Company, through its Costa Rica subsidiary, entered into a line of credit for $3.0 million, of which $1.6 million is outstanding at August 31, 2003. Subsequent to year-end the credit line was renewed until September 2004. Interest is payable monthly and based on the prime rate plus 2% (6.75% at August 31, 2003).

In February 2003, the Company, through its joint venture arrangement in Philippines, entered into two line of credit facilities for approximately $546,000 and $1.8 million, which are due in January and February 2004, respectively. Interest is payable monthly at 11.50% and 10.18% per annum, respectively. The outstanding amount at year end under these two lines was $1.4 million. In May 2003, the Company, through its joint venture arrangement in Philippines, entered into a line of credit for approximately $1.3 million, which is due in May 2004. Interest is payable monthly at 10.44% per annum. The total amount outstanding as of August 31, 2003 was $2.7 million and $1.1 million was available.

In September 2001, the Company, through its U.S. Virgin Islands subsidiary, entered into a line of credit for $2.0 million, which is due in December 2003. Interest is payable monthly at 5.50% per annum. The outstanding amount as of August 31, 2003 was $2.0 million.

In November 2000 and December 2001, the Company, through its joint venture arrangement in Trinidad, entered into a line of credit for $1.0 million each, both of which are due upon demand by the lender. Interest is payable at 11.00% per annum. The outstanding amount as of August 31, 2003 was $2.0 million.

In August 2003, the Company, through its joint venture arrangement in Aruba, entered into a line of credit for $1.0 million, of which $525,000 is outstanding as of August 31, 2003. The line of credit is due upon demand by the lender. Interest is payable at 10% per annum.

In May 2003, the Company, through its joint venture arrangement in Nicaragua, entered into a line of credit for $3.0 million, which is due in April 2004. Interest is payable at 9.50% per annum. In July 2003, the Company, through its joint venture arrangement in Nicaragua, entered into a line of credit for $1.0 million, which is due in April 2004. Interest is payable at 9.00% per annum. The outstanding amount as of August 31, 2003 was $4.0 million.

As of August 31, 2003, $13.7 million was available for future borrowings under the facilities listed above. Each of the facilities is secured by certain assets of the respective subsidiary and $15.9 million of the total amount currently borrowed is guaranteed by the Company as of August 31, 2003.

Long-term debt consists of the following (in thousands):

	August 31,
	2003	2002
Note due October 2004 (six-month LIBOR + 4.0%), 5.21% and 5.80% in 2003 and 2002, respectively	$407	$544
Note due October 2005 (six-month LIBOR + 4.0%), 5.21% and 5.80% in 2003 and 2002, respectively	3,315	4,577
Note due August 2005, 2.30% and 2.40% in 2003 and 2002, respectively	3,750	3,750
Note due August 2005, 11.25% in 2003 and 2002	3,750	3,750
Note due May 2004, 11.25% in 2003 and 2002	3,750	3,750
Note due September 2010 (six-month LIBOR + 4%), 5.21% and 5.80% in 2003 and 2002, respectively	20,626	22,000
Note due September 2010 (six-month LIBOR + 4%), 5.21% and 5.80% in 2003 and 2002, respectively	4,687	5,000
Note due April 2006, 11.50% in 2003 and 2002	3,750	3,750
Note due January 2005, 11.50% in 2003 and 2002	3,750	3,750
Note due December 2005, 5.34% in 2003	833	—
Note due December 2004 (three-month LIBOR + 4%), 5.14% and 5.81% in 2003 and 2002, respectively	1,938	2,813
Note due March 2011 (six-month LIBOR + 2.0%), 3.21% and 3.80% in 2003 and 2002, respectively	10,000	10,000
Note due February 2006 (three-month LIBOR + 5.125%), 6.27% and 6.94% in 2003 and 2002, respectively	1,680	2,240
Note due June 2007 (three-month LIBOR + 4.0%), 5.14% and 5.81% in 2003 and 2002, respectively	3,573	4,465
Note due March 2008, 5.00% in 2003	2,783	—
Note due October 2005 (three-month LIBOR + 1.75%), 2.89% and 3.56% in 2003 and 2002, respectively	4,897	7,157
Note due March 2011 (three-month LIBOR + 4.0%), 5.14 and 5.81% in 2003 and 2002, respectively	4,650	5,250
Note due August 2005, 8.75% in 2003	1,829	—
Note due September 2006 (91 day T-Bill + 3.5%), 9.80% and 13.01% in 2003 and 2002, respectively	4,547	4,822
Note due July 2008, 9.90% in 2003	1,200	—
Note due June 2007 (90 day MART1 + 3.0%), 9.20% and 8.85% in 2003 and 2002, respectively	4,547	4,822
Note due March 2008, 7.50% in 2003	997	—
Note due September 2007, 7.20% in 2003	5,192	—
Note due March 2008, 8.50% in 2003	3,688	—
Note due June 2012, 7.40% in 2003	3,700	—
Note due June 2012, 6.80% in 2003	1,000	—
Note due August 2012, 7.60% in 2003 and 2002	5,500	5,500
Note due May 2004, 9.00% in 2003 and 2002	705	1,354
Note due May 2004, 9.00% in 2003 and 2002	153	304
Note due April 2008, 10.50% in 2003	2,845	—

Total	114,042	99,598
Less: current portion	14,426	9,059

Long-term debt	$99,616	$90,539

All of the notes are collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company, except for approximately $32.1 million and $21.9 million at August 31, 2003 and 2002, respectively, which are classified as long-term debt as they are secured by long-term collateral deposits for the same amounts and are included in restricted cash on the consolidated balance sheets.

Annual maturities of long-term debt during the next five fiscal years are as follows (in thousands):

Years Ended August 31,	Amount
2004	$14,426
2005	16,740
2006	20,085
2007	16,992
2008	9,024
Thereafter	36,775

Total	$114,042

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2003, the Company was in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service ratio for a $4.7 million note, for which the Company has received a waiver of its noncompliance; (ii) debt service ratio for a $4.9 million note, for which the Company has not yet received a written waiver of its noncompliance; (iii) current ratio and interest cost/EBIT (earnings before interest and taxes) ratio for a $4.7 million note, for which the Company has received a waiver of its noncompliance; (iv) interest coverage ratio and total debt/EBITDA (earnings before interest taxes, depreciation and amortization) ratio for a $2.8 million note, for which the Company has not yet received a written waiver; (v) debt service ratio, cash coverage ratio, and interest coverage ratio for a $1.7 million note, for which the Company has received a waiver of its noncompliance; and (vi) debt to equity ratio for a $4.5 million note, for which the Company has not yet received a written waiver. The waivers received as of August 31, 2003 are for a period of one quarter. For the waivers requested, but not yet received, the Company has received verbal confirmation that the waivers will be approved as of August 31, 2003 and will be waived for a period of one quarter. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2003 of $30.6 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of August 31, 2003, the Company did not satisfy these ratios. As a result, the Company is prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. In such a case, the Company would need additional financing in order to service or extinguish the indebtedness. Accordingly, to address these potential needs for additional capital, the Company has entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, a significant stockholder of the Company, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2003, the net book value of this real property is approximately $54.8 million with approximately $33.1 million of encumbrances. Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and other commercially reasonable terms.

Pursuant to the terms of a bank credit agreement, the Company can issue up to $7.5 million of standby letters of credit. Fees are paid up front and charges are paid as incurred. As of August 31, 2003, there were outstanding letters of credit in the amount of $3.8 million.

NOTE 18—RELATED PARTY TRANSACTIONS

Relationships with Grupo Gigante, S.A.: In January 2002, the Company entered into a joint venture agreement with Grupo Gigante, S.A. de C.V. (“Gigante”), of which Angel Losada M., a director of the Company, is Vice-Chairman, Executive President and a significant stockholder, to initially open four PriceSmart warehouse clubs in Mexico. The Company and Gigante have agreed to contribute $20 million each for a total of $40 million, and will each own 50% of the operations in Mexico. Gigante also purchased 15,000 of the 20,000 shares of Preferred Stock issued, and all of the warrants to purchase 200,000 shares of the Company’s common stock, for a total of $15 million (see Note 19). In fiscal 2003, Gigante purchased an aggregate of $400,700 of products from PriceSmart Mexico, the 50/50 joint venture subsidiary in Mexico. During the third quarter of fiscal 2002, the Company’s Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture may construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease.

Relationships with the Price Family: In October 2003, entities affiliated with Robert E. Price, the Chairman of the Board and Interim President and Chief Financial Officer and Sol Price, a significant shareholder and father of Robert E. Price, purchased an aggregate of 500,000 shares of Common stock for $5 million. (See Note 22) In July 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 22,000 shares, representing all of the outstanding shares of the Series B Preferred Stock for $22 million. In January 2002, the Company sold an aggregate of 1,650 shares of the Series A Preferred Stock, for $1.7 million, to entities affiliated with Robert Price and Sol Price. In addition, the Company leases 42,000 square feet of office space from Price Legacy Corporation, formerly known as PEI, of which Sol Price is a principal stockholder and its directors include James Cahill and Murray Galinson and Jack McGrory, a director of the Company, at a rate of $32,325 per month pursuant to a triple net lease. From time to time, members of the Company’s management use a private plane owned in part by PFD Ivanhoe, Inc. to travel to business meetings in Central America and the Caribbean. The Price Group LLC (the “Price Group”) owns 100% of the stock of PFD Ivanhoe, Inc., and Sol Price and James Cahill are officers of PFD Ivanhoe, Inc. The Price Group’s members include Sol Price, Robert Price, James Cahill, Murray Galinson and Jack McGrory. When the Company uses the plane, it reimburses PFD Ivanhoe, Inc. for a portion of a fixed management fee and additional expenses PFD Ivanhoe, Inc. incurs based on the number of hours flown. The Company also reimburses PFD Ivanhoe, Inc. for direct charges associated with use of the plane, including landing fees, international fees and catering. During fiscal 2003, 2002 and 2001, the Company paid PFD Ivanhoe $137,000, $555,000 and $796,000, respectively, to cover the costs associated with the Company’s use of the plane.

Relationships with Edgar Zurcher: Edgar Zurcher has been a director of the Company since November 2000 and a director and officer of PSMT Caribe, Inc., a subsidiary of the Company since its inception in December 1998. Mr. Zurcher is a partner in the law firm Zurcher, Montoya & Zurcher, in Costa Rica, which the Company has utilized in legal matters and incurred legal expenses of $67,600, $4,000 and $20,000 during fiscal 2003, 2002 and 2001, respectively. Mr. Zurcher is also a director of a vendor from which the Company purchased approximately $493,400, $339,000 and $258,200 of product during fiscal 2003, 2002 and 2001, respectively. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000, of which $407,000 is outstanding as of August 31, 2003 and due in October 2004. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which the full amount is outstanding as of August 31, 2003. Mr. Zurcher is also a director of PLP, S.A., which owns 40% of Payless ShoeSource Holdings Ltd., an entity formed to operate Payless ShoeSource retail stores in Latin America and the Caribbean. During fiscal 2003, the Company rented retail space to Payless ShoeSource Holdings Ltd. in 15 of the Company’s warehouse club locations and recorded $723,500 in rental income.

Relationships with Rafael Barcenas: Rafael Barcenas has been a director of the Company since April 1998 and is also President and General Director of Boyd, Barcenas, S.A., an advertising firm in Panama, to which the Company paid approximately $35,000, $85,000 and $95,000 for services rendered during fiscal 2003, 2002 and 2001, respectively. In January 2000, the Company sold a five percent interest in PSMT Trinidad/Tobago Limited (“PSMT Trinidad”), which operates the Company’s Trinidad and Tobago business, to an affiliate of Mr. Barcenas for $400,000. In July 2001, the Company agreed to purchase a 2.5% interest in PSMT Trinidad from Mr. Barcenas’ affiliate in exchange for 6,490 shares of the Company’s common stock, $41.65 in cash and the Company’s agreement to cancel a $40,000 debt obligation owed by Mr. Barcenas’ affiliate to the Company. The parties completed the transaction in September 2001. In November 2000, the Company, through its Panama subsidiary, sold 15,400 square meters of excess land at its David, Panama location for approximately $471,000 to an affiliate of Mr. Barcenas. In March 2000, the Company acquired sole ownership of the PriceSmart Panama business, which previously had been 51% owned by the Company and 49% owned by BB&M International Trading Group (“BB&M”), whose principals are several Panamanian businessmen, including Mr. Barcenas. In return for BB&M’s 49% interest, PriceSmart conveyed to BB&M’s principals 306,748 shares of PriceSmart common stock. In April 2001, the Company redeemed 242,144 of these shares for an aggregate of approximately $11.4 million in cash. In March 2002, in lieu of redeeming the remaining 64,604 shares, at the request of the Company, the holders sold their shares on the open market, and the Company paid the holders approximately $1.0 million in cash, representing the difference between the agreed upon price of $46.86 per share and the average selling price of $30.99 per share obtained by the holders.

Relationship with PriceSmart Mexico: The Company sells inventory to PriceSmart Mexico and charges it for salaries and other administrative services. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers. For the fiscal year ended August 31, 2003, export sales to PriceSmart Mexico were approximately $2.0 million, and are included in total export sales of $7.0 million on the consolidated statements of operations. Under equity accounting, for export sales to PriceSmart Mexico, the Company’s investment in unconsolidated affiliate has been reduced by the Company’s portion of the 50% gross profit margin realized from these sales. Salaries and other administrative services charged to PriceSmart Mexico in the same period were approximately $1.1 million.

Relationships with PSC. S.A.: PSC, S.A. beneficially owns approximately 10.3% of the Company’s common stock. In addition, Mr. Zurcher is a director and minority shareholder of PSC, S.A. In August 2002, the Company entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse club in Nicaragua. The Company owns a 51% interest and PSC, S.A. owns the remaining 49% interest in the subsidiary. In connection with the joint venture, in September 2002, PSC, S.A. purchased 79,313 shares of Common Stock from the Company at a price of $33.50 per share, which is equivalent to the Company’s capital investment in the joint venture. In November 2000, the Company’s subsidiary in the Dominican Republic sold to PSC, S.A. excess land at its Santo Domingo warehouse club for approximately $249,000. In July 2001, the Company agreed to purchase a 5% interest in PSMT Trinidad from PSC, S.A. in exchange for 7.5% of the Company’s subsidiary in Jamaica and the Company’s agreement to assume PSC, S.A.’s obligation to make a $100,000 capital contribution to PSMT Trinidad.

Relationship with Philippines minority interest shareholder: The Company utilizes the importation and exportation businesses of one of its minority shareholder in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. As of August 31, 2003, the Company had a total of approximately $800,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements.

The Company believes that each of the related party transactions described above were on terms that the Company could have been obtained from unaffiliated third parties.

NOTE 19—CONVERTIBLE PREFERRED STOCK AND WARRANTS

On September 5, 2003, the Company determined it would not declare a dividend on the 8% Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) for the fourth quarter of 2003. Also, no dividends may be declared or paid on the 8% Series B Cumulative Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock will accrue in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock. The accrued preferred dividends are included in other accrued expenses as of August 31, 2003 in the amount of $521,000.

On July 9, 2003, entities affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and entities affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 22,000 shares of PriceSmart’s 8% Series B Cumulative Convertible Redeemable Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22 million. The Series B Preferred Stock is convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart’s common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after July 9, 2008. PriceSmart is required to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series B Preferred Stock. As of August 31, 2003, the Series B Preferred stockholders had no voting rights.

On June 11, 2003, an entity affiliated with Sol Price made an advance payment of $5.0 million for the Series B Preferred Stock. The Company and the affiliate of Sol Price agreed that if the private placement of Series B Preferred Stock was not completed by July 10, 2003, the Company would refund the advance with accrued interest of 8% per annum.

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20 million, with net proceeds of $19.9 million. The Series A Preferred Stock is convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of the Company’s common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrues a cumulative preferred dividend at an annual rate of 8.0%, payable quarterly in cash. The shares are redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2003, none of the shares of Series A Preferred Stock had been converted. As of August 31, 2003, the Series A Preferred stockholders had no voting rights.

NOTE 20—SALE OF COMMON STOCK

On April 12, 2002, the Company entered into an agreement with International Finance Corporation (“IFC”) to issue 300,000 shares of the Company’s common stock to IFC in a private placement for an aggregate purchase price of approximately $10 million. The closing of the sale occurred on May 7, 2002, following the effectiveness of a resale shelf registration statement to be filed by the Company with respect to the shares. In addition to the requirement that the Company files a shelf registration statement, the agreement provides IFC with piggyback registration rights, giving IFC the right to require the Company to register IFC’s shares in the event the Company registers any shares in connection with an underwritten public offering, subject to underwriters’ cut-back limitations. The Company also has granted IFC preemptive rights to purchase its pro rata share of any equity securities that the Company proposes to sell and issue, except for shares issued in connection with certain stock options, business combinations, changes in capital stock, underwritten public offerings and financing transactions. Proceeds from the sale of common stock to IFC were used for capital expenditures and working capital requirements related to new warehouse club expansion.

On September 26, 2002, in connection with the new joint venture in Nicaragua, the Company sold 79,313 shares of the Company’s common stock to PSC, S.A., in a private placement for an aggregate purchase price and proceeds of approximately $2.7 million. Proceeds from the sale of the common stock will be used for capital expenditures and working capital requirements related to future warehouse club expansion in Nicaragua.

NOTE 21—SEGMENTS

The Company is principally engaged in international membership shopping warehouse clubs operating primarily in Latin America, the Caribbean and Asia at the end of fiscal 2003. The Company operates as a single reportable segment based on geographic area and measures performance on operating income. Segment amounts are presented after consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment (in thousands).

	Years Ended August 31,
	2003	2002	2001
Revenues:
United States	$8,469	$4,050	$1,667
Latin America	416,091	437,585	422,327
Caribbean	121,343	114,011	52,079
Asia	114,794	72,882	10,692

	$660,697	$628,528	$486,765

Operating income (loss):
United States	$(5,954)	$(3,474)	$(4,244)
Latin America	(1,238)	18,646	12,397
Caribbean	(7,035)	(2,680)	(1,586)
Asia	(10,043)	993	(98)

	$(24,270)	$13,485	$6,469

Identifiable Assets:
United States	$83,853	$78,180	$56,581
Latin America	181,338	192,317	196,727
Caribbean	73,797	70,903	51,094
Asia	52,097	47,338	19,678

	$391,085	$388,738	$324,080

NOTE 22—SUBSEQUENT EVENT

On October 22, 2003, an entity affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and an entity affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 500,000 shares of PriceSmart’s Common Stock, for an aggregate purchase price of $5 million. Prior to the sale, on October 15, 2003, entities affiliated with Robert E. Price and Sol Price made advance payments totaling $2.55 million for common stock. The Company and the affiliates of Robert E. Price and Sol Price agreed that if the purchase of common stock was not completed by November 1, 2003, the Company would refund the advance with accrued interest of 8% per annum.

NOTE 23—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2003 and 2002 is as follows:

Fiscal 2003 (in thousands, except per share data)	Three Months Ended,				Year Ended Aug. 31, 2003
	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003	Aug. 31, 2003
Total net sales	$160,616	$178,472	$163,128	$143,308	$645,524
Cost of goods sold	136,263	152,871	145,554	131,043	565,731
Preferred dividends	400	400	400	654	1,854
Net income (loss) available to common stockholders	1,038	958	(8,109)	(25,967)	(32,080)
Basic earnings (loss) per share	0.15	0.14	(1.18)	(3.78)	(4.67)
Diluted earnings (loss) per share	0.15	0.14	(1.18)	(3.78)	(4.67)

Fiscal 2002 (in thousands, except per share data)	Three Months Ended,				Year Ended Aug. 31, 2002
	Nov. 30, 2001	Feb. 28, 2002	May 31, 2002	Aug. 31, 2002
Total net sales	$140,612	$162,616	$154,103	$154,064	$611,395
Cost of goods sold	119,383	137,847	131,331	128,903	517,464
Preferred dividends	—	191	400	400	991
Net income available to common stockholders	1,104	1,561	945	6,834	10,444
Basic earnings per share	0.18	0.25	0.15	1.01	1.62
Diluted earnings per share	0.17	0.24	0.14	0.96	1.55

PRICESMART, INC.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company’s common stock has been quoted and traded on the NASDAQ National Market under the symbol “PSMT” since September 2, 1997. As of November 12, 2003, there were approximately 396 holders of record of the common stock.

	Dates		Stock Price
	From	To	High	Low
2002 CALENDAR QUARTERS
First Quarter	9/1/01	11/30/01	$43.930	$28.750
Second Quarter	12/1/01	2/28/02	39.890	29.750
Third Quarter	3/1/02	5/31/02	43.280	31.000
Fourth Quarter	6/1/02	8/31/02	41.000	25.400
2003 CALENDAR QUARTERS
First Quarter	9/1/02	11/30/02	$27.649	$16.500
Second Quarter	12/1/02	2/28/03	25.190	15.170
Third Quarter	3/1/03	5/31/03	17.690	14.250
Fourth Quarter	6/1/03	8/31/03	15.500	8.990

The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

Recent Sales of Unregistered Securities

On July 9, 2003, the Company sold 22,000 shares of the Company’s Series B Preferred Stock, for an aggregate purchase price of $22.0 million, to entities affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and Sol Price, a significant stockholder of PriceSmart, in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended. Each share of Series B Preferred Stock is convertible, at the holder’s option, into one share of the Company’s common stock at the conversion price of $20.00. The terms of the Series B Preferred Stock specify an annual cash dividend rate of 8.0%, payable quarterly in arrears. The shares are redeemable on or after July 9, 2008, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. On July 9, 2013, each share of Series B Preferred Stock that has not been converted or redeemed will automatically be converted into one fully paid and nonassessable share of common stock.

In connection with the sale, each of the purchasers represented to the Company that it is an accredited investor, the shares were acquired for its own account and not with a view to any distribution thereof to the public, and to the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

The table below indicates the name, position with the Company and age of each director:

Name	Position	Age
Robert E. Price	Chairman of the Board, Interim President and Chief Executive Officer	61
Rafael E. Barcenas	Director	59
James F. Cahill	Vice Chairman of the Board, Interim Chief Financial Officer	48
Murray L. Galinson	Director	66
Katherine L. Hensley	Director	66
Leon C. Janks	Director	54
Lawrence B. Krause	Director	73
Angel Losada M.	Director	48
Jack McGrory	Director	54
Edgar A. Zurcher	Director	53

Robert E. Price has been Chairman of the Board of the Company since July 1994 and Interim President and Chief Executive Officer of the Company since April 2003. Mr. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of Price Enterprises, Inc. (“PEI”) from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. (“Costco”) from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company (“TPC”). Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

Rafael E. Barcenas has been a director of the Company since April 1998. Mr. Barcenas has also been a director and officer of PriceSmart Panama, S.A. (formerly known as PriceCostco de Panama, S.A.) and PriceSmart Real Estate, S.A. (formerly known as PB Real Estate, S.A.), which are subsidiaries of the Company, since their formation in September 1995 and July 1997, respectively. Additionally, Mr. Barcenas has been a principal of BB&M International Trading Group, a Panamanian company (“BB&M”)(which previously owned 49% of both PriceCostco de Panama, S.A. and PB Real Estate, S.A.), from March 1995 until March 2000. Mr. Barcenas has been President and General Director of Boyd, Barcenas, S.A., the largest advertising agency in Panama, since April 1971.

James F. Cahill has been Vice Chairman of the Board of Directors of the Company since April 2003, has served as the Company’s Interim Chief Financial Officer since September 2003 and has been a director of the Company since November 1999. Mr. Cahill has also served as a director of PEI since August 1997. In September 2001, PEI completed a merger transaction with its former parent, Excel Legacy Corporation, a Delaware corporation (“Legacy”), pursuant to which a subsidiary of PEI was merged with and into Legacy. Upon completion of the merger, Legacy became a wholly owned subsidiary of PEI, which changed its name to Price Legacy Corporation (“Price Legacy”), and Mr. Cahill continues to serve as a director. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of TPC and related entities. Prior to 1987, Mr. Cahill was employed by TPC for ten years, with his last position being Vice President of Operations.

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

Katherine L. Hensley has been a director of the Company since July 1997 and served as a director of PEI from December 1994 until July 1997. She is a retired partner of the law firm of O’Melveny & Myers in Los Angeles, California. Ms. Hensley joined O’Melveny & Myers in 1978 and was a partner from 1986 to February 1992. From 1994 to 2000, Ms. Hensley served as a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

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

Angel Losada M. has been a director of the Company since January 2002. Since May 2003, Mr. Losada has been Chairman of the Board of Directors of Gigante, one of Mexico’s largest grocery and retail store chains, after having served as Vice-Chairman of Gigante since 1973. Mr. Losada has also served as Executive President of Gigante since 2000. In addition, Mr. Losada owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. Gigante beneficially owns approximately 5.1% of the outstanding Common Stock. Mr. Losada also serves as Chairman of the Board of Directors of Office Depot de México, S.A. de C.V.; Chairman of the Board of Directors of Radio Shack de México, S.A. de C.V.; Vice-Chairman of the Board of Directors of Cafeterías Tok’s de México, S.A. de C.V.; a director of the Food Marketing Institute; a director of Teléfonos de México, S.A. de C.V.; and a director of Grupo Financiero Banamex-Citigroup, S.A. Mr. Losada has served as Chairman of the Mexican National Association of Retailers; and as a director of Mexico City’s National Chamber of Commerce, Casa de Bolsa Inverlat, S.A., and Seguros América, S.A.

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

Edgar A. Zurcher has been a director of the Company since November 2000. Mr. Zurcher has also been a director and officer of PSMT Caribe, Inc., a subsidiary of the Company, since its inception in December 1998. Mr. Zurcher has been a partner in the law firm Zurcher, Montoya & Zurcher in Costa Rica since 1980. Additionally, Mr. Zurcher has been a director and 9.1% shareholder of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. PSC, S.A. beneficially owns approximately 10.3% of the outstanding Common Stock.

Executive Officers

The table below indicates the name, position and age of the executive officers of the Company:

Name	Position	Age
Robert E. Price	Interim President and Chief Executive Officer	61
William J. Naylon	Executive Vice President and Chief Operating Officer	41
James F. Cahill	Interim Chief Financial Officer	48
Brud E. Drachman	Executive Vice President – Real Estate and Construction	49
Robert M. Gans	Executive Vice President, Secretary and General Counsel	54
John D. Hildebrandt	Executive Vice President – Caribbean and Central America Operations	45
Thomas D. Martin	Executive Vice President – Merchandising	47
Edward Oats	Executive Vice President – Logistics	43

Robert E. Price has been Chairman of the Board of the Company since July 1994 and Interim President and Chief Executive Officer of the Company since April 2003. Mr. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of PEI from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Costco from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of TPC. Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

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

James F. Cahill has been Vice Chairman of the Board of Directors of the Company since April 2003, has served as the Company’s Interim Chief Financial Officer since September 2003 and has been a director of the Company since November 1999. Mr. Cahill has also served as a director of PEI since August 1997 and as a director of Price Legacy since September 2001. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of TPC and related entities. Prior to 1987, Mr. Cahill was employed by TPC for ten years, with his last position being Vice President of Operations.

Brud E. Drachman has been Executive Vice President—Real Estate and Construction of the Company since November 2002 and served as Senior Vice President—Real Estate and Construction of the Company from August 1998 to October 2002. Mr. Drachman previously served as Vice President—Real Estate and Construction at PEI from August 1994 to August 1997. Prior to joining PEI in 1994, Mr. Drachman served as Project Manager at TPC since 1987.

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

John D. Hildebrandt has been Executive Vice President—Caribbean and Central America Operations since August 2003. Mr. Hildebrandt served as Executive Vice President—Caribbean and Asia Operations from July 2001 until July 2003 and served as Senior Vice President of the Company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of the Company from September 1998 until August 2000, overseeing operations in Central America. Mr. Hildebrandt served as the Company’s Country Manager in the Philippines and Panama from August 1997 until August 1998, and as PEI’s Country Manager in the Philippines and Panama from 1996 until the Company was spun off from PEI in August 1997. Prior to joining PEI as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for TPC since 1979.

Thomas D. Martin has been Executive Vice President—Merchandising of the Company since October 1998 and served as Senior Vice President of the Company from August 1997 to September 1998. Mr. Martin previously served as Vice President of PEI from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining PEI as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for TPC.

Edward Oats has been Executive Vice President—Logistics of the Company since November 2002 and served as Senior Vice President—Logistics/Information Technology of the Company from May 2000 to October 2002. Mr. Oats previously served as Vice President of Information Technology of the Company from August 1997 to April 2000, and as International IT Manager of PEI from 1993 to 1997. From 1981 to 1993, Mr. Oats served as Operations Manager at TPC.

ADDITIONAL INFORMATION

Corporate Offices

4649 Morena Blvd.

San Diego, CA 92117

(858) 581-4530

Stock Exchange Listing

NASDAQ Stock Market

Stock Symbol: PSMT

Annual Meeting

Wednesday, January 8, 2004 at 10:00 AM

Hilton San Diego Mission Valley

901 Camino del Rio South

San Diego, CA 92108

Transfer Agent

Mellon Investor Services

P.O. Box 3315

South Hackensack, NJ 07606

Telephone: (800) 522-6645

TDD for Hearing Impaired: (800) 231-5469

Outside U.S.: (201) 329-8660

Independent Auditors

Ernst & Young LLP

501 West Broadway

San Diego, CA 92101

PriceSmart’s annual reports to the Securities and Exchange Commission on Form 10-K, as amended, and any quarterly reports on Form 10-Q, as amended, will be provided free of charge upon written request to Investor Relations, PriceSmart, Inc., 4649 Morena Blvd., San Diego, CA 92117. Internet users can access PriceSmart’s web site at http://www.pricesmart.com.