Form 10-K, Exhibit 13
period 2004-08-31
PRICESMART INC
filed 2004-11-24
CIK 1041803

Exhibit 13.1

PRICESMART, INC.

INDEX TO FINANCIAL STATEMENTS AND

OTHER INFORMATION

AUGUST 31, 2004

PRICESMART, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended August 31, 2004 is derived from the Company’s consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

	Years Ended August 31,
	2004		2003	2002	2001	2000
	(in thousands, except earnings (loss) per share)
OPERATING RESULTS DATA:
Net warehouse sales	$594,225		$638,485	$609,034	$473,127	$292,013
Export sales	1,052		7,039	2,361	500	421
Membership fees	8,768		8,335	8,911	11,553	7,433
Other income	5,655		6,838	8,222	1,585	783
Travel and auto programs	—		—	—	—	3,965

Total revenues	609,700		660,697	628,528	486,765	304,615

Cost of goods sold	513,781		565,731	517,464	403,536	256,652
Selling, general and administrative	104,850		104,419	93,138	70,613	53,439
Settlement and related expenses	—		—	1,720	—	—
Goodwill amortization	—		—	—	998	223
Preopening expenses	584		2,366	2,213	4,866	7,681
Asset impairment and closure costs	6,714		11,736	—	—	—

Operating income (loss)	(16,229)		(23,555)	13,993	6,752	(13,380)

Net interest and other income (expense) (1)	(8,259)		(8,797)	(7,016)	(3,114)	5,935

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	(24,488)		(32,352)	6,977	3,638	(7,445)
(Provision) benefit for income taxes	(4,244)		(183)	4,647	586	119
Losses (including impairment charge in 2004) of unconsolidated affiliate	(4,828	)(3)	(2,967)	(37)	—	—
Minority interest	3,578		5,276	(152)	(840)	1,882
Preferred dividends	(3,360)		(1,854)	(991)	—	—

Net income (loss) available (attributable) to common stockholders	$(33,342)		$(32,080)	$10,444	$3,384	$(5,444)

EARNINGS (LOSS) PER SHARE – COMMON STOCKHOLDERS
Basic	$(4.57)		$(4.67)	$1.62	$0.54	$(1.01)
Diluted	$(4.57)		$(4.67)	$1.55	$0.51	$(1.01)

	As of August 31,
	2004		2003	2002	2001	2000
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$34,410		$11,239	$22,057	$26,899	$24,503
Short-term restricted cash	7,255		7,180	4,048	—	—
Marketable securities	—		—	3,015	—	5,482
Total assets	376,008		391,958	389,746	324,699	261,400
Long-term debt (including related party)	107,138		99,616	90,539	79,303	50,532
Stockholders’ equity	127,879		159,419	173,411	130,110	131,683
Dividends paid on common stock (2)	—		—	—	—	—

(1)	Net interest and other income (expense) includes interest income, gains and losses on sale of assets and interest on bank borrowings.
(2)	The Company has never declared a cash dividend on its common stock and does not anticipate doing so in the foreseeable future.
(3)	Includes an impairment charge of $3.1 million.

PRICESMART, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements concerning the Company’s anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “scheduled,” and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the following risks: the Company had a substantial loss in fiscal 2003 and in fiscal 2004 and may continue to incur losses in future periods; the Company is required to comply with financial covenants governing our outstanding indebtedness; the Company’s financial performance is dependent on international operations; any failure by the Company to manage its widely dispersed operations could adversely affect its business; although the Company has taken steps to significantly improve its internal controls, there may be material weaknesses or significant deficiencies that the Company has not yet identified; the Company is currently defending litigation relating to its financial restatement; the Company faces significant competition; the Company may encounter difficulties in the shipment of and inherent risks in the importation of merchandise to its warehouse clubs; the success of the Company’s business requires effective assistance from local business people; the Company is exposed to weather and other risks associated with international operations; declines in the economies of the countries in which the Company operates its warehouse clubs would harm its business; a few of the Company’s stockholders have control over the Company’s voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control; the loss of key personnel could harm the Company’s business; the Company is subject to volatility in foreign currency exchange; the Company faces the risk of exposure to product liability claims, a product recall and adverse publicity; a determination that the Company’s long-lived or intangible assets have been impaired could adversely affect the Company’s future results of operations and financial position; and the Company faces increased costs and compliance risks associated with Section 404 of the Sarbanes-Oxley Act of 2002; as well as the other risks detailed in the Company’s SEC reports, including the Company’s Form 10-K for the fiscal year ended August 31, 2004 filed pursuant to the Securities Exchange Act of 1934.

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2004 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

PriceSmart’s mission is to efficiently operate U.S.-style membership warehouse clubs in Latin America, the Caribbean, and the Philippines that sell high quality merchandise at low prices to PriceSmart members and that provide fair wages and benefits to PriceSmart employees as well as a fair return to PriceSmart stockholders. The Company delivers quality imported U.S. brand-name and locally sourced products to its small business and consumer members in a warehouse club format that provides the highest possible value to its members. By focusing on providing exceptional value on quality merchandise in a low cost operating environment, the Company seeks to grow sales volume and membership which in turn will allow for further efficiencies and price reductions and ultimately improved value to our members.

PriceSmart’s business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of August 31, 2004 and August 31, 2003 and the Company’s ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of August 31, 2004)	Number of Warehouse Clubs in Operation (as of August 31, 2003)	Ownership (as of August 31, 2004)	Basis of Presentation
Panama	4	4	100%	Consolidated
Costa Rica	3	3	100%	Consolidated
Dominican Republic	2	2	100%	Consolidated
Guatemala	2	2	66%	Consolidated
Philippines	4	3	52%	Consolidated
El Salvador	2	2	100%	Consolidated
Honduras	2	2	100%	Consolidated
Trinidad	2	2	90%	Consolidated
Aruba	1	1	90%	Consolidated
Barbados	1	1	100%	Consolidated
Guam	—	1	100%	Consolidated
U.S. Virgin Islands	1	1	100%	Consolidated
Jamaica	1	1	67.5%	Consolidated
Nicaragua	1	1	51%	Consolidated

Totals	26	26

Mexico	3	3	50%	Equity

Grand Totals	29	29

During fiscal 2004, the Company opened a new U.S.-style membership shopping warehouse club in the Philippines and closed its warehouse club in Guam. At the end of fiscal 2004, there were 26 consolidated warehouse clubs in operation, operating in 12 countries and one U.S. territory, in comparison to 26 consolidated warehouse clubs in operation, operating in 12 countries and two U.S. territories at the end of fiscal 2003, and 26 consolidated warehouse clubs operating in ten countries and two U.S. territories at the end of fiscal 2002. The average life of the 26 warehouse clubs in operation as of August 31, 2004 was 47 months. The average life of the 26 warehouse clubs in operation as of August 31, 2003 was 36 months. The Company anticipates opening a new warehouse club in San Jose, Costa Rica sometime in the second half of 2005. The Company had three additional warehouse clubs in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. as of the end of fiscal years 2004 and 2003.

In addition to the warehouse clubs operated directly by the Company or through joint ventures, there were 12 warehouse clubs in operation (11 in China and one in Saipan, Micronesia) licensed to and operated by local business people, through which the Company had been primarily earning a licensee fee on a per warehouse club basis, at the end of fiscal 2004, compared to 14 and 11 licensed warehouse clubs at the end of fiscal 2003 and 2002, respectively.

Net warehouse club sales decreased 6.9% to $594.2 million in fiscal 2004 from $638.5 million in fiscal 2003. Excluding $23.9 million in wholesale telephone card sales in the Philippines (which began in September of 2002 and were discontinued in May 2003) net warehouse club sales in fiscal 2004 decreased $20.4 million (3.3%) from adjusted fiscal 2003 sales of $614.6 million. Management believes net warehouse club sales excluding wholesale telephone card sales provides a better measure of ongoing operations and a more meaningful comparison of past and present operating results than total net warehouse sales because wholesale phone card sales were made only for a limited time, were discontinued in May 2003 and fell outside of the Company’s core business of operating international membership warehouse clubs. This reduction in net warehouse club sales was largely attributable to a reduction in wholesale business activity across the Company, lower than anticipated holiday sales due to inadequate merchandise levels, and fewer warehouse clubs in operation for the full year. During the whole of fiscal 2004, the Company operated with an average of 1.5 fewer warehouse clubs as compared to the whole of fiscal 2003. The four warehouse clubs that were closed prior to the beginning of fiscal 2004 accounted for $62.4 million in net warehouse sales in fiscal 2003. The new warehouse clubs (three of which were opened during fiscal 2003 and only had a partial year’s worth of sales in fiscal 2003, and one which was opened in the fourth quarter of fiscal 2004) accounted for an incremental $41.6 million in net warehouse sales in fiscal 2004 as compared to fiscal 2003. Net warehouse sales increased 4.8% in fiscal 2003 over fiscal 2002, or 0.9% excluding the telephone card sales. The increase of $5.6 million in net warehouse sales, excluding telephone card sales, resulted primarily from sales from three new warehouse clubs opened in fiscal 2003 and from a full 12 months of sales from four warehouse clubs that began operation in fiscal 2002.

Comparable warehouse club sales, which are for warehouse clubs open at least 12 full months, decreased 4.3% for the 53-week period ended September 5, 2004, compared to the same period last year. Excluding the wholesale telephone card sales, comparable warehouse club sales decreased 2.3%. Comparable warehouse club sales for the 52-week period ended August 31, 2003 decreased 2.9% compared to the same period in 2002. The Company has experienced improving comparable warehouse club sales during much of the second half of fiscal 2004 with the sales in warehouse clubs open at least 12 full months registering positive growth of 2.2% in June, 5.3% in July and 6.7% in August as compared to same month in the prior year.

The Company’s warehouse club gross profit margins (defined as net warehouse club sales less associated cost of goods sold) for fiscal 2004 increased $2.0 million to $81.5 million, or 13.7% of net warehouse sales, from $79.5 million, or 12.5% of net warehouse sales, for fiscal 2003. The improvement in margin percent generally reflects improvements in the merchandise and operating efforts of the Company during the year. Margins for the full year were positively impacted by reduced inventory shrink and lower markdowns as compared to the prior year, partially offset by costs incurred related to currency devaluations in certain markets during the year, most notably the Philippines and Nicaragua. Currency in the Dominican Republic has appreciated in the most recent quarter which largely offset the losses incurred in prior quarters and contributed to a fourth quarter margin of 14.4% of net warehouse sales. Fourth quarter margins in fiscal 2003 were 8.6% of net warehouse sales and were negatively impacted by markdowns associated with warehouse club closings during the period, and write-downs associated with slow moving inventory of approximately $2.0 million. The Company’s warehouse club gross profit margins for the full year of fiscal 2003 decreased as compared to fiscal 2002 by $14.3 million, resulting primarily from the previously noted charge of approximately $2.0 million related to slow-moving inventory, an 81% currency devaluation in the Dominican Republic, decrease of vendor rebates of $2.4 million over the prior fiscal year, lower merchandise selling prices, markdowns related to warehouse club closings in the fourth quarter of fiscal 2003 and overall lower sales than the same period of the prior year.

Export sales represent U.S. merchandise exported to the Company’s licensee warehouse clubs operating in Saipan, direct sales to third parties from the Company’s distribution centers and sales to PriceSmart Mexico, an unconsolidated affiliate (see “Note 13-Related Party Transactions” in the Notes to Consolidated Financial Statements included within), which began in fiscal 2003. Export sales were $1.1 million in fiscal 2004 compared to $7.0 million in fiscal 2003. The decrease of $5.9 million was primarily due to decreased direct sales to third parties through the Company’s distribution centers which include sales to PriceSmart Mexico, an unconsolidated affiliate. Export sales were $7.0 million in fiscal 2003 compared to $2.4 million in fiscal 2002. The increase was primarily due to increased sales to PriceSmart Mexico during the period when its warehouse clubs were initially opened.

Membership income, which is recognized into income ratably over the one-year life of the membership, increased 5.2% to $8.8 million, or 1.5% of net warehouse sales, in fiscal 2004 compared to $8.3 million, or 1.3% of net warehouse sales, in fiscal 2003. The increase in membership income reflects an increase in the average membership fee that the Company is charging in most locations. Total membership accounts as of the end of fiscal 2004 were approximately 436,000 compared to approximately 495,000 at the end of fiscal 2003. The 12% reduction in membership accounts in the past year is primarily due to the closure of two warehouse clubs (Guam and Eastside, Santo Domingo), the discontinuation of heavily discounted and complimentary memberships in Panama and Philippines, respectively, and the non-renewal, as of the end of August 2004, of a number of members who joined at the initial opening of the Nicaragua warehouse club in July 2003. In fiscal 2003, membership income decreased by 6.5% from fiscal 2002. The decrease is attributable to an overall lower membership fee structure in certain markets and reduced membership renewals. This decrease was partially offset by the three additional warehouse club openings in fiscal 2003, which increased the overall membership base from the end of fiscal 2002 to the end of fiscal 2003 by approximately 40,000 membership accounts.

Other income consists of commission revenue, rentals, advertising, merchandise demonstration income, construction revenue and fees earned from licensees. Other income, excluding license fees decreased $1.0 million in fiscal 2004 from fiscal 2003 to $4.6 million. The decrease is attributable to the discontinuation of certain promotional programs and a reduction in merchandise demonstration activity in fiscal 2004 as compared to fiscal 2003. License fees for fiscal 2004 were $1.1 million compared to $1.2 million in the prior year resulting primarily from the Company’s decision to not record income associated with its China licensee in the fourth quarter pending resolution of certain matters, including the payment of past due amounts. In October 2004, the Company concluded that, in view of the lack of substantive progress arising from the parties’ discussions regarding past-due payments to be made by the licensee to the Company under the PRC Technology License Agreement (Amended) entered into in February 2001; it should proceed with sending a notice of default relating to the licensee’s non-payment. Accordingly, on October 7, 2004, the Company issued a notice of default to the licensee, demanding the payment of all due amounts within 30 days. The notice further advised that in the event payment is not timely made, the Company plans to terminate the PRC Technology License Agreement (Amended), as well as the PRC Trademark License Agreement which also has been entered into by the Company and the licensee. As a result of the above, the Company does not expect to receive royalties from its China licensee in future periods. Other income, excluding licensee fees, decreased to $5.6 million, in fiscal 2003 from $7.0 million in fiscal 2002. The decrease relates to less income earned primarily from merchandise demonstration income, which were substantially discontinued in May 2003, rentals, advertising (certain advertising revenues related to in-warehouse club advertising space were discontinued in the latter half of fiscal 2003) and construction revenues.

Warehouse operating expenses decreased to $81.8 million, or 13.8% of warehouse sales, for fiscal 2004 from $82.1 million, or 12.9% of warehouse sales, in fiscal 2003. The increase in operating expense as a percentage of net warehouse sales is attributable to lower net warehouse sales and an increase in utilities, repairs and maintenance, increased wage rates in certain warehouse club locations and increased costs with respect to credit card usage and fees. On average, the number of warehouse clubs in operation during fiscal 2004 was approximately 1.5 fewer than during fiscal 2003 which served to reduce overall spending, partially offsetting the specific increases noted above. The Company also recorded a $1.3 million charge related to the uncertainty concerning the ultimate recoverability of a prepaid asset in the Philippines in the fourth quarter of fiscal 2004. Warehouse club operating expenses increased to $82.1 million, or 12.9% of net warehouse sales, for fiscal 2003 from $74.3 million, or 12.2% of net warehouse sales, for fiscal 2002. The increase in warehouse club operating expenses is attributable to the three additional warehouse clubs opened in fiscal 2003 and a full year of operations from the four warehouse clubs opened throughout fiscal 2002.

General and administrative expenses increased to $23.1 million, or 3.9% of net warehouse sales, for fiscal 2004 from $22.3 million, or 3.5% of net warehouse sales, in fiscal 2003. The Company incurred $1.0 million in costs during the year for outside professional services attributable to legal proceedings arising from the Company’s restatement of financial results for fiscal year 2002 and the first three quarters of fiscal 2003. General and administrative expenses in fiscal 2004 also include a $0.6 million bad debt expense attributable to the outstanding receivable due from the Company’s China licensee for license fees billed in the second and third quarter of fiscal 2004. The Company incurred severance costs of $0.9 million during fiscal year 2004 (compared to $1.1 million in severance costs in fiscal 2003) and experienced increased insurance costs associated with workers compensation and director and officer liability as compared to fiscal 2003. Comparing fiscal year 2003 with fiscal year 2002, general and administrative expenses increased to $22.3 million, or 3.5% of net warehouse sales, from $18.9 million, or 3.1% of net warehouse sales. General and administrative expenses increased by approximately $3.4 million primarily as a result of increases in salaries, professional fees, severance of $1.1 million, stock compensation expense related to option repricing of approximately $1.0 million and a $350,000 charge related to the early termination of the Company’s foreign property insurance program.

Settlement and related expenses of $1.7 million in fiscal 2002 reflect a settlement agreement entered into with a former licensee on February 15, 2002 (see “Note 10 - Legal Settlement” in the Notes to Consolidated Financial Statements included herein).

During fiscal 2004, the Company opened one warehouse club in Aseana City, Metro Manila, Philippines. The Company ended the fiscal year with four warehouse clubs operating in the Philippines. Expenses incurred before a warehouse club is in operation are captured in pre-opening expenses. In fiscal 2004 the pre-opening expenses associated with the one warehouse club opening were $584,000. In fiscal 2003, three new warehouse clubs were opened for a total cost of $2.4 million. Similarly, in fiscal 2002, the Company incurred $2.2 million in pre-opening expenses while opening four warehouse clubs.

Asset impairment and closure costs reflect the costs associated with the closure of warehouse clubs (including related severance payments), carrying costs of long-lived assets at previously closed warehouse club locations, and non-cash charges to properly reflect the book value of certain long lived assets or lease obligations based upon management’s assessment of fair market value for those assets or liabilities. In fiscal 2004, the Company incurred $8.0 million in costs and non-cash charges, primarily related to either the cost of closing a warehouse club, an updated assessment as to the fair market value and future cash flows of previously closed warehouse locations, or the ongoing carrying costs of assets at those locations. The closing of the Company’s Guam location in the second fiscal quarter resulted in costs of $1.5 million, a reassessment of the estimated cash flows based upon market conditions for the previously closed Ortigas, Philippines location in the third fiscal quarter resulted in an additional non-cash charge of $3.8 million, and a similar review of the previously closed Guatemala location resulted in a non-cash charge in the fourth fiscal quarter of $0.5 million. The Company had previously recorded a $3.8 million charge in fiscal 2003 relating to closure of the Guatemala warehouse club at the time of the club’s closing. Carrying costs for closed locations were $0.7 million for the fiscal year. The Company also recognized $166,000 in costs in connection with the closure of a west coast U.S. distribution center in the fourth quarter.

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

Interest income primarily reflects earnings on cash, cash equivalent balances and restricted cash. Interest income was $2.4 million in fiscal 2004 and $2.9 million in fiscal 2003 and fiscal 2002.

Interest expense primarily reflects borrowings by the Company’s majority or wholly owned foreign subsidiaries to finance the capital requirements of new and existing warehouse clubs, and was $11.1 million for fiscal 2004 compared with $11.4 million and $10.0 million in fiscal 2003 and 2002, respectively. The changes in interest expense are a result of varied borrowings by the Company to finance the additional warehouse clubs opened during the periods.

Income from related party of $500,000 in fiscal 2004 relates to an incentive the Company received from its then landlord, Price Legacy Corporation, to terminate early the lease of its corporate headquarters. The Company moved to its new corporate headquarters in San Diego on March 26, 2004. Sol Price, a significant stockholder of the Company, is also a principal stockholder of Price Legacy Corporation, and directors James F. Cahill, Murray L. Galinson and Jack McGrory serve on both companies’ boards of directors.

During fiscal 2004, the Company recognized a net deferred tax expense of $1.1 million, primarily related to the increase of valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $3.1 million (primarily related to its foreign operations, including provisions for probable income tax contingencies) for a net tax expense of $4.2 million. During fiscal 2003, the Company recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $823,000 primarily related to its foreign operations for a net tax expense of $183,000 in fiscal 2003. During fiscal 2002, the Company recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. The Company also incurred current income tax expense related to its foreign operations of $4.3 million, for a net tax benefit of $4.6 million in fiscal 2002.

Equity of unconsolidated affiliate represents the Company’s 50% share of losses from its Mexico joint venture. The joint venture is accounted for under the equity method of accounting, in which the Company reflects its proportionate share of income or loss. Losses from the Mexico joint venture in fiscal 2004 were $3.4 million of which the Company’s share was $1.7 million. During the fourth quarter of fiscal 2004, due to the historical operating losses and management’s assessment as to the inability to recover the full carrying amount of its investment in PSMT Mexico, S.A. de C.V., the Company recorded a charge of $3.1 million to reduce the Company’s “investment in unconsolidated affiliate.” In fiscal 2003, the first year of operation, the Mexico joint venture had net losses of $5.9 million, of which the Company’s share was $3.0 million. Losses from the Mexico joint venture in fiscal 2002 were $74,000, of which the Company’s share was $37,000.

Minority interest relates to the allocation of the joint venture income or (loss) to the minority interest stockholders’ respective interests. Minority interest stockholders’ respective share of net losses was $3.6 million in fiscal 2004 compared to $5.3 million in fiscal 2003, and compared to income of $152,000 in fiscal 2002. In the fourth fiscal quarter of 2004, the Company began recording 100% of the loss of the Company’s Philippine subsidiary resulting from that subsidiary having offset the minority interest stockholders’ equity through accumulated losses. If the minority interest stockholders’ equity had been sufficient to continue offsetting accumulated losses in the Philippines, the Company’s fiscal year 2004 net loss would have been reduced by an additional $1.9 million in minority interest losses.

Preferred dividends of $3.4 million and $1.9 million reflect dividends paid or accrued on the Company’s preferred stock for fiscal years 2004 and 2003, respectively. In fiscal 2002, the Company issued 20,000 shares of Series A Preferred Stock on January 22, 2002, which accrue 8% annual dividends that are cumulative and payable in cash. In fiscal 2003, the Company issued 22,000 shares of Series B Preferred Stock on July 9, 2003, which accrue 8% annual dividends that are cumulative and payable in cash, and are subordinate to the Series A Preferred Stock. On September 5, 2003, the Company determined it would not declare a dividend on the preferred stock, but the preferred dividends continue to accrue, subject to the Financing Program. At end of fiscal 2004, the Company had approximately $3.9 million in accrued preferred dividends in other current liabilities.

Liquidity and Capital Resources

Financial Position and Cash Flow

The Company had a negative working capital position as of August 31, 2004 of $15.5 million, compared to a negative working capital position of $13.3 million as of August 31, 2003. Cash and cash equivalents increased $23.2 million, compared to the balance at August 31, 2003, largely as a result of a $25.0 million loan (the “Bridge Loan”) extended by The Price Group in conjunction with a proposed private placement of shares as part of the Financial Program described in Note 17- Subsequent Events of the Company’s Consolidated Financial Statements.

Inventory levels at August 31, 2004, have decreased $10.8 million from the prior year end, but are expected to rise in advance of the current holiday buying period. Accounts payable of $56.1 million as of the end of fiscal 2004 is $12.4 million below the prior year end. The reduction is due to lower inventory levels as well as reduced supplier credit terms from certain U.S. vendors. Many of these vendors are providing merchandise under pre-payment agreements whereby additional merchandise discounts are provided in exchange for pre-payment. The funding for this vendor arrangement is from a purchase order financing facility established in February 2004 and later amended in July 2004 with The Price Group for $15.0 million. This facility is included in accounts payable to and advances received from related party and had a balance (including accrued interest) of $15.2 million as of August 31, 2004. Also included in that account are the $5.1 million proceeds and accrued interest from an agreement entered into between the Company and The Price Group for the sale of the real estate and related leasehold improvements owned by the Company in Santiago, Dominican Republic. The agreement was subject to several contingencies prior to completing the sale. As announced in the Financial Program, on October 29, 2004 the Company issued The Price Group shares of common stock, valued for such purpose at $8 per share, in exchange for the repayment in full of all unpaid principal and interest associated with the purchase order financing agreement as well as the advance and accrued interest with respect to the intended (but subsequently cancelled) purchase of the parcel of real property in Santiago, Dominican Republic, together the “Current Obligation Exchange.”

The Company’s fiscal year 2004 net loss of $30.0 million included $24.0 million of non-cash charges such as depreciation, amortization, allowance for doubtful accounts, minority interest, losses in unconsolidated affiliate, compensation expense associated with stock options, and non-cash warehouse club closing and impairment charges. Inventories decreased by $10.8 million and accounts payable, including accounts payable to related parties, increased by $2.9 million, resulting in a net cash increase from these items of $13.8 million. The related party portion of that net cash increase was $15.3 million due to the purchase order financing fund established during the year. Without that facility, the change in working capital resulting from the net change in inventories and accounts payable would have been a negative $1.5 million. The resulting net cash flows provided by operating activities in fiscal 2004 was $14.0 million. For the year ended August 31, 2003, the Company had a net loss of $30.2 million which consisted of $23.9 million in non-cash charges such as depreciation, amortization, minority interest, losses in unconsolidated affiliate and non-cash warehouse club closing and impairment charges. Excluding non-cash charges, net cash provided by operating activities for the year ended August 31, 2003 primarily reflected decreases in accounts receivable of $5.6 million and inventories of $5.4 million resulting from the reduction in wholesale business sold on credit and warehouse club closings, respectively, and increases in accounts payable of $1.7 million. Net cash provided by operating activities for the year ended August 31, 2002 consisted of operating results before non-cash charges due to depreciation and amortization and reflect increases in inventory of $8.0 million offset partially by increases in accounts payable of $5.9 million due to new warehouse club openings, increase in accounts receivable of $5.9 million due to increased wholesale business, increases in prepaid assets of $3.3 million and deferred income taxes of $13.5 million resulting primarily from the reversal of a deferred tax asset valuation allowance.

In fiscal 2004, the Company received $5.0 million as an advance payment on the intended (but subsequently cancelled) sale of its property in Santiago, Dominican Republic. This cash inflow offset the outflows of $4.1 million during the year related to additions to property and equipment, including the opening of one warehouse club during the year in the Philippines, resulting in net cash provided by investing activities of $0.9 million. Net cash used in investing activities was $(29.2) million and $(49.2) million in fiscal 2003 and 2002, respectively. In those years, the investing activities related primarily to additions to property and equipment for new and existing warehouse clubs of $22.2 million and $34.4 million for fiscal 2003 and 2002, respectively. The Company (excluding Mexico) opened three and four warehouse clubs during fiscal 2003 and 2002, respectively. In fiscal 2003, the Company invested an additional $9.0 million in capital and loaned $1.0 million to the Mexico joint venture, and received $3.0 million from maturing marketable securities. In fiscal 2002, the Company invested $11.0 million in capital related to the Mexico joint venture, purchased marketable securities of $3.0 million, used $1.0 million for cash payments to holders of the Company’s common stock as make-whole payments in lieu of the Company’s obligation to redeem their shares upon request and used $500,000 to acquire the minority interest in Barbados.

With regards to financing activities, the Company received $30.0 million from related parties affiliated with the Price family. Of that amount, $25.0 million was received from the bridge loan that was converted to common stock, subsequent to August 31, 2004, as part of the Financial Program, and an additional $5.0 million was received from the proceeds of the sale of 500,000 shares of common stock. During fiscal year 2004, the Company used cash to reduce short-term borrowings by $7.4 million and made principal repayments on its various debt facilities of $15.4 million. For fiscal year 2004, net cash provided by financing activities was $11.0 million. In fiscal 2003, the Company received proceeds primarily from the sale of preferred stock for $22.0 million, an increase in net bank borrowings of $11.0 million, $2.4 million from the sale of treasury stock to PSC, S.A. in connection with the Nicaragua joint venture and $3.3 million in contributions by minority shareholders. Also, in fiscal 2003, the Company used approximately $10.2 million of restricted cash as security for debt agreements and paid preferred stock dividends of $1.6 million. In fiscal 2002, the Company received proceeds primarily from the sale of preferred stock and warrants for $19.9 million, $10.0 million from the sale of common stock, an increase in net bank borrowings of $14.8 million, contributions from minority interest shareholders and proceeds from stock options.

The net effect of exchange rate changes resulting from the translation of foreign subsidiary balance sheets on cash and cash equivalents was $(2.7) million, $(7.7) million and $(5.3) million in fiscal 2004, 2003 and 2002, respectively. The negative foreign exchange impact has resulted primarily from a significant devaluation of the Dominican Republic Peso and by continued devaluations of the foreign currencies in most of the countries where the Company operates, which have all historically devalued against the U.S. dollar. As a result of the instability in the Dominican Republic, there continues to be a risk of further devaluation and availability of U.S. dollars to settle intercompany transactions.

Financing Activities

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20.0 million, with net proceeds of $19.9 million (See “Note 13 – Related Party Transactions” and “Note 14 – Convertible Preferred Stock and Warrants” in the Notes to Consolidated Financial Statements included herein). The Series A Preferred Stock is convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of the Company’s common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrues a cumulative preferred dividend at an annual rate of 8%, payable quarterly in cash. The shares are redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2004, none of the shares of the Series A Preferred Stock had been converted. However, as announced on September 3, 2004 and subsequently approved by the Company’s stockholders at a special meeting of stockholders held on October 29, 2004, the Company offered to exchange shares of common stock, valued for such purpose at $10 per share, in exchange for all of the outstanding shares of the Company’s 8% Series A Preferred Stock, together with accrued and unpaid dividends thereon. The exchange period ended November 23, 2004, and all holders of Series A Preferred Stock tendered their shares for exchange. As a result, no shares of Series A Preferred Stock are outstanding.

On July 9, 2003, entities affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and entities affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 22,000 shares of Series B Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22.0 million. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart’s common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was redeemable by PriceSmart at any time on or after July 9, 2008. PriceSmart had agreed to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series B Preferred Stock. As of August 31, 2004, none of the shares of the Series B Preferred Stock had been converted. However, as announced on September 3, 2004 and subsequently approved by shareholders at a special shareholder meeting held on October 29, 2004, the Company issued on that same date common stock, valued for such purpose at $10 per share in exchange for all of the outstanding shares of the Company’s 8% Series B Preferred Stock.

On September 5, 2003, the Company determined it would not declare a dividend on the 8% Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) for the fourth quarter of 2003. Also, no dividends were to be declared or paid on the 8% Series B Cumulative Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock accrued in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock.

On October 22, 2003, The Price Group, LLC, an entity affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and an entity affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 500,000 shares of PriceSmart’s common stock, for an aggregate purchase price of $5.0 million. Directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory are co-managers of The Price Group, LLC and collectively own a significant interest in that entity.

In February 2004, the Company entered into an agreement with The Price Group, LLC to provide up to $10.0 million of purchase order financing. The agreement was amended in July 2004 to provide an additional $5.0 million of purchase order financing. This agreement allowed The Price Group, LLC to place a lien on merchandise inventories in the United States. The amended agreement also placed a lien on the Company’s shares in its wholly-owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. In May 2004, the Company entered into an agreement with The Price Group, LLC to sell the real estate and improvements owned by the Company in Santiago, Dominican Republic. The purchase price was to be the fair market value of the property and improvements as determined by an independent appraiser. Under terms of the agreement, The Price Group made an initial payment of $5.0 million. As part of the Financial Program, on October 29, 2004, the Company issued The Price Group 2,606,321 shares of common stock, valued for such purpose at $8 per share, in exchange for the repayment in full of all unpaid principal and interest associated with the purchase order financing agreement as well as the advance and accrued interest with respect to the intended (but subsequently cancelled) purchase of the parcel of real property in Santiago, Dominican Republic.

In August 2004, the Company entered into a $25.0 million bridge loan with The Price Group, LLC. This loan accrued interest at 8% per annum and was due in two years. As part of the Financial Program, on October 29, 2004, the Company issued The Price Group 3,170,205 shares of common stock, valued for such purpose at $8 per share, in a private placement funded through the conversion of the bridge loan, together with accrued and unpaid interest thereon.

Short-Term Borrowings and Long-Term Debt

As of August 31, 2004, the Company, together with its majority or wholly owned subsidiaries, had $13.4 million outstanding in short-term borrowings, which are secured by certain assets of the Company and its subsidiaries and are guaranteed by the Company up to its respective ownership percentage. Each of the facilities expires during fiscal year 2005 and typically is renewed. As of August 31, 2004, the Company had $6.3 million available on these facilities.

The Company’s long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by the Company up to its respective ownership percentages and approximately $28.4 million as of August 31, 2004, is secured by collateral deposits included in restricted cash on the balance sheet. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2004, the Company was in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service and projected debt service ratio for a $5.0 million note (with a remaining balance of $4.1 million), however, the Company repaid the remaining balance of this note on September 15, 2004; (ii) debt service ratio for a $11.3 million note (with a remaining balance of $2.6 million), for which the Company has requested, but not yet received, a written waiver of its noncompliance; (iii) interest cost/EBIT (earnings before interest and taxes) ratio for a $6.0 million note (with a remaining balance of $4.0 million), for which the Company has requested, but not yet received, a written waiver of its noncompliance; and (iv) debt to equity ratio for a $7.0 million note (with a remaining balance of $3.9 million), for which the Company has requested, but not yet received, a written waiver. For the waivers requested, but not yet received, the Company believes that the waivers will be approved as of August 31, 2004 and will be waived for a period of one quarter. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2004 of $27.9 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of August 31, 2004, the Company did not satisfy these ratios. As a result, the Company is prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. The Company believes that, primarily as a result of the Financial Program described in Note 17 – Subsequent Events in its Consolidated Financial Statements, it has sufficient financial resources to meet its working capital and capital expenditure requirements during fiscal year 2005.

Contractual Obligations

As of August 31, 2004, the Company’s commitments to make future payments under long-term contractual obligations were as follows (in thousands):

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt	$123,641	$16,503	$53,129	$22,793	$31,216
Operating leases	131,958	9,480	18,052	17,131	87,295

Total	$255,599	$25,983	$71,181	$39,924	$118,511

Critical Accounting Estimates

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

Impairment of Long-lived Assets: The Company periodically evaluates its long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value. Future circumstances may result in the Company’s actual future closing costs or the amount recognized upon the sale of the property differing substantially from the estimates.

Allowance for Bad Debt: Credit is extended to a portion of our members as part of the Company’s wholesale business and to third-party wholesalers for direct sales. The Company maintains an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. Additionally, the Company formerly utilized the importation and exportation businesses of one of the minority interest shareholders in the Company’s Philippines subsidiary for the movement of merchandise inventories both to and from the Asian regions. As of August 31, 2004, the Company had a total of approximately $645,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, the Company’s estimates could change and it could have a material impact on the Company’s reported results.

Stock-Based Compensation: As of August 31, 2004, the Company had four stock-based employee compensation plans. Beginning September 1, 2002, the Company adopted the fair value based method of recording stock options contained in Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” which is considered the preferable accounting method for stock-based employee compensation. Beginning September 1, 2002, all future employee stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted. Historically, and through August 31, 2002, the Company has applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans.

Deferred Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of August 31, 2004, the Company evaluated its deferred tax assets and liabilities and determined that, in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain countries are in a cumulative loss position for the past three years.

The Company has a federal and state tax net operating loss carry-forward at August 31, 2004 of approximately $40.5 million and $6.7 million, respectively. In calculating the tax provision, and assessing the likelihood that the Company will be able to utilize the deferred tax assets, the Company considered and weighed all of the evidence, both positive and negative, and both objective and subjective. The Company factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with our business. Because of the Company’s history of U.S. income and based on projections of future taxable income in the U.S., the Company was able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that the Company would be able to realize the U.S. deferred tax assets by generating taxable income during the carry-forward period. However, due to their shorter recovery period, the Company has maintained valuation allowances on U.S. Foreign Tax Credits and Capital Loss Carryforwards.

As a result of significant losses in many of the Company’s foreign subsidiaries at August 31, 2004, the Company has concluded that full valuation allowances are necessary in all but two of its subsidiaries. The Company has factored in the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with our business. There was not sufficient positive evidence to overcome the existence of the negative objective evidence of cumulative losses. As a result, management concluded that it was more likely than not that the deferred tax assets would not be realized in all but two of its subsidiaries.

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

Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company recorded closure costs of $3.5 million and $5.3 million in fiscal years 2004 and 2003, respectively (See “Note 8 – Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Financial Statements included herein).

In January, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51 (“ARB 51”). FIN 46 was revised in December 2003 and clarifies the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The application of FIN 46 may require that an entity be subject to consolidation even though the investor does not have a controlling financial interest that, under ARB 51, was usually deemed to exist through ownership of a majority voting interest. FIN 46, as revised, is generally effective for all entities subject to the interpretation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this interpretation did not have an impact on the Company’s consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in the Company’s reported net income, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation. This resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $688,000, $1.1 million and $3.5 million in fiscal 2004, 2003 and 2002, respectively.

Emerging Issues Task Force Issue No. 03-10 (“EITF 03-10”), “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers’ incentives (such as rebates or coupons) tendered by consumers. Vendor consideration may be included in revenues only if defined criteria are met; otherwise, such consideration would be recorded as a decrease in cost of goods sold. The provisions of EITF 03-10 became effective for transactions entered into be consumers in fiscal periods beginning after November 25, 2003 and, therefore apply to transactions starting with the Company’s second fiscal quarter of 2004. The adoption of EITF 03-10 did not affect the Company’s consolidated gross profit or net loss, as there was not a material impact on the consolidated financial statements.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company, through majority or wholly owned subsidiaries, conducts operations primarily in Latin America, the Caribbean and Asia, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2004, the Company had a total of 26 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory (excluding the three warehouse clubs owned in Mexico through its 50/50 joint venture). Nineteen of the 26 warehouse clubs operate under currencies other than the U.S. dollar. For fiscal 2004, approximately 78% of the Company’s net warehouse sales were in foreign currencies. The Company may enter into additional foreign countries in the future or open additional locations in existing countries, which may involve similar economic and political risks as well as challenges that are different from those currently encountered by the Company. Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a currency devaluation of approximately 81% between the end of the fiscal year ended August 31, 2002 and the end of the year ended August 31, 2003 and 13% (significantly higher at certain points of the year) between the year ended August 31, 2003 and the year ended August 31, 2004. There can be no assurance that the Company will not experience any other materially adverse effects on the Company’s business, financial condition, operating results, cash flow or liquidity, from currency devaluations in other countries, as a result of the economic and political risks of conducting an international merchandising business.

Foreign exchange transaction losses realized, which are included as a part of the costs of goods sold in the consolidated statement of operations, for fiscal 2004, 2003 and 2002 were approximately $579,000, $605,000 and $1.2 million, respectively. Translation adjustments (losses) from the Company’s share of non-U.S. dollar denominated majority or wholly owned subsidiaries and investment in affiliate, resulting from the translation of assets and liabilities of the subsidiaries and affiliate into U.S. dollars, were $4.3 million and $7.7 million as of August 31, 2004 and 2003, respectively.

Philippines Sales Trends and Projected Losses

The Company’s Philippines operations, consisting of four warehouse clubs in Metro Manila (along with one former and currently unoccupied warehouse club), are performing well below management’s expectation, with sales growth below plan, resulting in operating losses and negative cash flow over the past year (including the most recent fiscal quarter). The Company believes that two primary reasons for these results are: (i) the business has not been adequately capitalized; and (ii) the distribution of U.S. merchandise to the Philippines has not been maintained at a sufficiently consistent level. Currently, the Company is experiencing significant difficulties with the timely customs clearance of U.S. merchandise. However, the Company continues to believe that the Philippines could be a viable and profitable market for PriceSmart and continues its efforts to improve the business there. There is no guarantee, however, that the Company will be successful in these efforts, and operating losses and negative cash flow could continue for the foreseeable future.

Public Company Compliance Costs and Considerations

The Company incurs certain costs associated with being a publicly traded company. Beginning with fiscal year 2005, the direct and indirect costs associated with Sarbanes-Oxley Section 404 compliance will add significantly to that cost. The expenses associated with implementing the additional processes and procedures necessary for Section 404 compliance and the fiscal year 2005 required attestation of those controls have been estimated at approximately $1.7 million, approximately three times the entire cost of the fiscal 2004 year end audit. The cost of initial implementation and on-going compliance is particularly high for the Company due to the multiple geographic areas in which it operates (12 countries and one U.S. territory). Moreover, Section 404 compliance will inevitably result in a diversion of management time and attention from other duties.

The Company is monitoring the cost of operating as a public company to determine whether in the Company’s judgment the direct and indirect costs outweigh the benefits to the Company and its stockholders. If the Company concludes as a result of this review that these costs, including but not limited to the new costs of compliance with Section 404, outweigh the benefits of remaining as a publicly reporting company, management and the board of directors may, over the next several months, begin to consider alternatives to remaining a public company. The Company understands that several other companies are evaluating similar questions. Alternatives that the Company could consider and evaluate would include:

•	a going private transaction;

•	a sale or merger of the business; or

•	selling significant parts of the business and taking the remainder private.

While the Company sometimes has engaged in discussions with minority partners in some locations as to sales of those locations, the Company has not engaged in any substantive discussions regarding these alternatives with any affiliated or unaffiliated third parties nor has the Company retained investment bankers, appraisers or other advisors. The Company does not know whether if it were to engage in any exploration of alternatives that it would be able to find any potential acquirer that would be willing to buy the company at a price that the board of directors and stockholders would find acceptable. Consequently, while the Company believes it may become appropriate to consider the possibility of such a transaction, it is not in a position to evaluate the likelihood that any such proposal will be made or, even if a proposal were to be made, whether a transaction would be consummated. Any such proposal would depend on a number of factors at a future time, including the Company’s business and prospects, its operating and financial performance in the interim and the market price for the Company’s securities.

The following is a listing of each country or territory where the Company currently operates and their respective currencies, as of August 31, 2004:

Country/Territory	Number of Warehouse Clubs In Operation	Currency
Panama	4	U.S. Dollar
Costa Rica	3	Costa Rican Colon
Philippines	4	Philippine Peso
Mexico*	3	Mexican Peso
Dominican Republic	2	Dominican Republic Peso
Guatemala	2	Guatemalan Quetzal
El Salvador	2	U.S. Dollar
Honduras	2	Honduran Lempira
Trinidad	2	Trinidad Dollar
Aruba	1	Aruba Florin
Barbados	1	Barbados Dollar
Guam	—	U.S. Dollar
U.S. Virgin Islands	1	U.S. Dollar
Jamaica	1	Jamaican Dollar
Nicaragua	1	Nicaragua Cordoba Oro

Totals	29

*	Warehouse clubs are operated through a 50/50 joint venture, which is accounted for under the equity method.

The Company is exposed to changes in interest rates on various debt facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve would adversely affect the Company’s pretax net loss (excluding any minority interest impact) by approximately $600,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

October 29, 2004

PRICESMART, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	August 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$34,410	$11,239
Short-term restricted cash	7,255	7,180
Receivables, net of allowance for doubtful accounts of $1,550 and $698 in 2004 and 2003, respectively	2,196	5,970
Merchandise inventories	62,820	73,668
Prepaid expenses and other current assets	10,185	8,004
Income tax receivable	—	1,331

Total current assets	116,866	107,392

Long-term restricted cash	28,422	32,129
Property and equipment, net	173,420	186,027
Goodwill, net	23,071	23,071
Deferred tax asset	16,009	16,678
Other assets	7,650	8,579
Long-term receivables from unconsolidated affiliate	1,316	1,086
Investment in unconsolidated affiliate	9,254	16,996

Total Assets	$376,008	$391,958

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term borrowings	$13,412	$20,783
Accounts payable	56,148	68,504
Accounts payable to and advances received from related party	20,273	—
Accrued salaries and benefits	4,496	3,556
Deferred membership income	4,173	4,080
Income taxes payable	747	—
Deferred tax liability	592	176
Other accrued expenses	15,972	9,142
Long-term debt, current portion	16,503	14,426

Total current liabilities	132,316	120,667
Deferred rent	1,260	968
Accrued closure costs	3,932	3,128
Long-term debt, related party	25,000	—
Long-term debt, net of current portion	82,138	99,616

Total liabilities	244,646	224,379

Minority interest	3,483	8,160
Commitments and contingencies	—	—
Stockholders’ Equity:
Preferred stock, $.0001 par value (stated at cost), 2,000,000 shares authorized;
Series A convertible preferred stock–20,000 shares designated, 20,000 shares issued and outstanding in 2004 and 2003, respectively (liquidation preference of $21,867 in 2004 and $20,267 in 2003)	19,914	19,914
Series B convertible preferred stock–30,000 shares designated, 22,000 shares issued and outstanding in 2004 and 2003, respectively (liquidation preference of $24,014 in 2004 and $22,254 in 2003)	21,975	21,983
Common stock, $.0001 par value, 15,000,000 shares authorized; 7,775,655 and 7,285,563 shares issued and outstanding in 2004 and 2003, respectively	1	1
Additional paid-in capital	170,255	164,120
Tax benefit from exercise of stock options	3,379	3,379
Notes receivable from stockholders	(33)	(685)
Deferred compensation	(1,932)	(1,314)
Accumulated other comprehensive loss	(18,314)	(14,022)
Accumulated deficit	(57,902)	(24,560)
Less: treasury stock at cost; 435,845 and 413,650 shares in 2004 and 2003, respectively	(9,464)	(9,397)

Total stockholders’ equity	127,879	159,419

Total Liabilities and Stockholders’ Equity	$376,008	$391,958

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Years Ended August 31,
	2004	2003	2002
Revenues:
Sales:
Net warehouse	$594,225	$638,485	$609,034
Export	1,052	7,039	2,361
Membership income	8,768	8,335	8,911
Other income	5,655	6,838	8,222

Total revenues	609,700	660,697	628,528

Operating expenses:
Cost of goods sold:
Net warehouse	512,691	558,982	515,224
Export	1,090	6,749	2,240
Selling, general and administrative:
Warehouse operations	81,752	82,136	74,275
General and administrative	23,098	22,283	18,863
Settlement and related expenses	—	—	1,720
Preopening expenses	584	2,366	2,213
Asset impairment and closure costs	6,714	11,736	—

Total expenses	625,929	684,252	614,535

Operating income (loss)	(16,229)	(23,555)	13,993

Other income (expense):
Interest income	2,388	2,917	2,944
Interest expense	(11,061)	(11,386)	(9,956)
Other income (expense)	(86)	(328)	(4)
Income from related party	500	—	—

Total other income (expense)	(8,259)	(8,797)	(7,016)

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	(24,488)	(32,352)	6,977
(Provision) benefit for income taxes	(4,244)	(183)	4,647
Losses (including impairment charge of $3.1 million in 2004) of unconsolidated affiliate	(4,828)	(2,967)	(37)
Minority interest	3,578	5,276	(152)

Net income (loss)	(29,982)	(30,226)	11,435
Preferred dividends	(3,360)	(1,854)	(991)

Net income (loss) available (attributable) to common stockholders	$(33,342)	$(32,080)	$10,444

Earnings (loss) per share – common stockholders:
Basic	$(4.57)	$(4.67)	$1.62
Diluted	$(4.57)	$(4.67)	$1.55

Shares used in per share computation:
Basic	7,290	6,865	6,455
Diluted	7,290	6,865	6,741

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED AUGUST 31, 2004

(amounts in thousands, except share data)

	Preferred Stock – Series A & Series B		Common Stock		Additional paid-in capital	Tax benefit from exercise of stock options	Notes receivable from stockholders	Deferred compensation	Accumulated other comprehensive inc/ (loss)	Retained earnings (accumulated deficit)	Less: Treasury Stock		Total stockholders’ equity
	Shares	Amount	Shares	Amount							Shares	Amount
Balance at August 31, 2001	—	$—	6,929	$1	$150,906	$—	$(769)	$(307)	$(962)	$(2,924)	697	$(15,835)	$130,110
Issuance of Series A convertible preferred stock	20	19,914	—	—	—	—	—	—	—	—	—	—	19,914
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(991)	—	—	(991)
Issuance of common stock	—	—	300	—	10,000	—	—	—	—	—	—	—	10,000
Exercise of stock options	—	—	74	—	452	—	—	—	—	—	(131)	2,970	3,422
Tax benefit from exercise of stock options	—	—	—	—	—	3,360	—	—	—	—	—	—	3,360
Redemptive right – Panama acquisition	—	—	—	—	(614)	—	—	—	—	—	—	—	(614)
Issuance of stock in exchange For minority interest	—	—	(20)	—	350	—	—	—	—	—	(68)	1,543	1,893
Amortization of deferred compensation	—	—	—	—	—	—	—	212	—	—	—	—	212
Net income	—	—	—	—	—	—	—	—	—	11,435	—	—	11,435
Net unrealized gain or loss on marketable securities	—	—	—	—	—	—	—	—	15	—	—	—	15
Translation adjustment	—	—	—	—	—	—	—	—	(5,345)	—	—	—	(5,345)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	6,105

Balance at August 31, 2002	20	19,914	7,283	1	161,094	3,360	(769)	(95)	(6,292)	7,520	498	(11,322)	173,411
Issuance of Series B convertible preferred stock	22	21,983	—	—	—	—	—	—	—	—	—	—	21,983
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(1,854)	—	—	(1,854)
Issuance of treasury stock	—	—	—	—	632	—	—	—	—	—	(79)	1,801	2,433
Exercise of stock options	—	—	3	—	6	—	—	—	—	—	(5)	124	130
Tax benefit from exercise of stock options	—	—	—	—	—	19	—	—	—	—	—	—	19
Stock compensation expense	—	—	—	—	2,388	—	—	(1,555)	—	—	—	—	833
Amortization of deferred compensation	—	—	—	—	—	—	—	336	—	—	—	—	336
Payment on notes receivable from stockholders	—	—	—	—	—	—	84	—	—	—	—	—	84
Net loss	—	—	—	—	—	—	—	—	—	(30,226)	—	—	(30,226)
Translation adjustment	—	—	—	—	—	—	—	—	(7,730)	—	—	—	(7,730)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(37,956)

Balance at August 31, 2003	42	41,897	7,286	1	164,120	3,379	(685)	(1,314)	(14,022)	(24,560)	414	(9,397)	159,419
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(3,360)	—	—	(3,360)
Issuance of common stock	—	—	500	—	5,000	—	—	—	—	—	—	—	5,000
Issuance costs of Series B Convertible preferred stock	—	(8)	—	—	—	—	—	—	—	—	—	—	(8)
Repayment of notes receivable and reacquisition of common stock	—	—	—	—	(101)	—	317	—	—	—	22	(67)	149
Cancellation of notes receivable from stockholders	—	—	(10)	—	(94)	—	208	—	—	—	—	—	114
Stock compensation expense	—	—	—	—	1,330	—	—	(1,330)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	712	—	—	—	—	712
Payment of notes receivable from stockholders	—	—	—	—	—	—	10	—	—	—	—	—	10
Mark to market of employee restricted stock	—	—	—	—	—	—	117	—	—	—	—	—	117
Net loss	—	—	—	—	—	—	—	—	—	(29,982)	—	—	(29,982)
Translation adjustment	—	—	—	—	—	—	—	—	(4,292)	—	—	—	(4,292)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	(34,274)

Balance at August 31, 2004	42	$41,889	7,776	$1	$170,255	$3,379	$(33)	$(1,932)	$(18,314)	$(57,902)	436	$(9,464)	$127,879

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Years Ended August 31,
	2004	2003	2002
Operating Activities:
Net income (loss)	$(29,982)	$(30,226)	$11,435
Adjustments to reconcile net income (loss) to net Cash provided by operating activities:
Depreciation and amortization	14,435	14,957	12,480
Allowance for doubtful accounts	852	515	125
Asset impairment and closure costs	6,714	11,239	—
Loss on sale of real estate	—	—	82
Cancellation of note receivable from stockholder	114	—	—
Mark to market of shareholder note receivable	117	—	—
Deferred income taxes	1,085	(640)	(13,505)
Tax benefit from exercise of stock options	—	19	3,360
Minority interest	(3,578)	(5,276)	152
Equity in losses of unconsolidated affiliate, including impairment charge of $3.1 million in 2004	4,828	2,967	37
Compensation expense recognized for stock options	712	1,169	212
Change in operating assets and liabilities:
Change in accounts receivable, prepaids, other current assets, accrued salaries, deferred membership and other accruals	4,892	592	(10,661)
Merchandise inventories	10,848	5,429	(8,000)
Accounts payable and accounts payable to and advances received from related party	2,917	1,779	5,936

Net cash flows provided by operating activities	13,954	2,524	1,653

Investing Activities:
Additions to property and equipment	(4,053)	(22,223)	(34,387)
Advance received for sale of property	5,000	—	—
Investment in unconsolidated affiliate	—	(9,000)	(11,000)
Sale (purchase) of marketable securities	—	3,000	(3,000)
(Issuance) receipt of notes receivable	—	(1,000)	—
Proceeds from sale of property held for sale	—	—	696
Panama acquisition – repurchase of common stock	—	—	(1,025)
Acquisition of minority interests	—	—	(500)

Net cash flows provided by (used in) investing activities	947	(29,223)	(49,216)

Financing Activities:
Proceeds from bank borrowings	74,685	99,954	191,676
Repayment of bank borrowings	(97,457)	(89,288)	(176,486)
Proceeds from related party borrowings	25,000	—	—
Issuance of preferred stock	—	21,983	19,914
Restricted cash	3,632	(13,343)	(1,759)
Issuance of common stock	5,000	—	10,000
Contributions by minority interest shareholders	—	3,258	2,023
Issuance of treasury stock	—	2,433	—
Repayment of notes receivable and reacquisition of common stock	149	—	—
Issuance costs of Series B Preferred stock	(8)	—	—
Dividends on convertible preferred stock	—	(1,600)	(724)
Proceeds from exercise of stock options	—	130	3,422
Repayment of notes receivable from stockholders	10	84	—

Net cash flows provided by financing activities	11,011	23,611	48,066

Effect of exchange rate changes on cash and cash equivalents	(2,741)	(7,730)	(5,345)

Net increase (decrease) in cash and cash equivalents	23,171	(10,818)	(4,842)
Cash and cash equivalents at beginning of year	11,239	22,057	26,899

Cash and cash equivalents at end of year	$34,410	$11,239	$22,057

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$9,912	$10,069	$9,096
Income taxes	$1,666	$1,420	$2,052

See accompanying notes.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.’s (“PriceSmart” or the “Company”) business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2004, the Company had 26 consolidated warehouse clubs in operation in 12 countries and one U.S. territory (four each in Panama and the Philippines, three in Costa Rica, two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which the Company owns at least a majority interest. The Company also had three warehouse clubs in operation in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. In fiscal 2004, the Company opened one new warehouse club in the Philippines and closed its warehouse club in Guam. In fiscal 2003, the Company closed three warehouse clubs, one each in Guatemala, Dominican Republic and Philippines. There also were 12 warehouse clubs in operation (11 in China and one in Saipan, Micronesia) licensed to and operated by local business people as of August 31, 2004. The Company operates under one segment in three geographic regions.

Basis of Presentation - The consolidated financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $57.9 million and a working capital deficit of $15.4 million as of August 31, 2004. For the year ended August 31, 2004, the Company had a net loss attributable to common stockholders of $33.3 million and generated cash flow from operating activities of $14.0 million. At August 31, 2004, the Company was not in compliance with certain maintenance covenants related to certain long-term debt arrangements. The Company has requested, but not yet received, all necessary waivers for covenant violations as of August 31, 2004. The Company’s ability to fund its operations and service debt during fiscal 2005 has been improved following the implementation of the first phase of the Financing Program as described in Note 17 - Subsequent Events. Management believes that its existing working capital, together with the Financing Program mentioned above, is sufficient to fund its operations through at least August 31, 2005.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements of the Company include the assets, liabilities and results of operations of the Company’s majority and wholly owned subsidiaries as listed below. The 50/50 Mexico joint venture is accounted for under the equity method, in which the Company reflects its proportionate share of income or loss of the unconsolidated joint venture’s results from operations. All significant intercompany balances and transactions have been eliminated in consolidation.

	Ownership	Basis of Presentation
PriceSmart Aruba	90.0%	Consolidated
PriceSmart Barbados	100.0%	Consolidated
PSMT Caribe, Inc.:
Costa Rica	100.0%	Consolidated
Dominican Republic	100.0%	Consolidated
El Salvador	100.0%	Consolidated
Honduras	100.0%	Consolidated
PriceSmart Guam	100.0%	Consolidated
PriceSmart Guatemala	66.0%	Consolidated
PriceSmart Jamaica	67.5%	Consolidated
PriceSmart Mexico	50.0%	Equity
PriceSmart Nicaragua	51.0%	Consolidated
PriceSmart Panama	100.0%	Consolidated
PriceSmart Philippines	52.0%	Consolidated
PriceSmart Trinidad	90.0%	Consolidated
PriceSmart U.S. Virgin Islands	100.0%	Consolidated
Ventures Services, Inc.	100.0%	Consolidated

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash – Shortterm restricted cash primarily represents time deposits that are pledged as collateral for the Company’s revolving line of credit and long-term restricted cash represents time deposits that are pledged as collateral for the Company’s long-term debt.

Marketable Securities - In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities,” marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of the stockholders’ equity. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company did not hold any marketable securities as of August 31, 2004 and 2003.

Merchandise Inventories - Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, which occur primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Allowance for Bad Debt – Credit is extended to a portion of members as part of the Company’s wholesale business and to third-party wholesalers for direct sales. The Company maintains an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. As of August 31, 2004, the Company had a total of approximately $645,000 in net receivables due from a minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. The Company previously utilized the importation and exportation businesses of one of its minority shareholders in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, the Company’s estimates could change and it could have a material impact on the Company’s reported results.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Fixture and equipment lives range from 3 to 15 years and buildings from 10 to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is probable that the renewal option in the underlying lease will be exercised.

Impairment of Long-Lived Assets - The Company periodically evaluates its long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value. Future circumstances may result in the amount recognized upon the disposal of the property to differ substantially from the estimates.

Revenue Recognition - The Company recognizes sales revenue when title passes to the customer. Membership income represents annual membership fees paid by the Company’s warehouse club members, which are recognized ratably over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

Pre-Opening Costs - The Company expenses pre-opening costs (the costs of start-up activities, including organization costs) as incurred.

Closure Costs – The Company records the costs of closing warehouse clubs as follows: severance costs are accrued when a termination and benefit plan is communicated to the employees; lease obligations are accrued by calculating the net present value of the minimum lease payments net of the fair market value of rental income that could be received for these properties from third parties; all other costs are expensed as incurred. During fiscal year 2004, the Company closed one warehouse club and three during fiscal year 2003.

Stock-Based Compensation - As of August 31, 2004, the Company had four stock-based employee compensation plans. Prior to September 1, 2002, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Effective September 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” using the prospective method with guidance from SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure,” to all employee awards granted, modified, or settled after September 1, 2002. Awards under the Company’s plans typically vest over five years and expire in six years. The cost related to stock-based employee compensation included in the determination of net income for the years ended August 31, 2004, 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123.

The fair value of each option grant is estimated on the date of grant using the “Black-Scholes” option-pricing model with the following weighted average assumptions used for grants in fiscal 2004, 2003 and 2002:

	Years Ended August 31,
	2004	2003	2002
Risk free interest rate	4.31%	3.91%	4.3%
Expected life	5 years	5 years	5 years
Expected volatility	46.26%	45.58%	42.2%
Expected dividend yield	0%	0%	0%

The following table summarizes the components of the stock compensation expense for the 12 months ended August 31, 2004, 2003 and 2002 (in thousands):

	Years Ended August 31,
	2004	2003	2002
Options granted to employees	$291	$161	$212
Option repricings	421	1,008	—

Stock compensation expense	712	$1,169	$212

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

The weighted-average fair value of the stock options granted during 2004 and 2003 was $2.94 and $7.38, respectively.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards each period (in thousands, except per share data):

	Years Ended August 31,
	2004	2003	2002
Net income (loss) available (attributable) to common stockholders, as reported	$(33,342)	$(32,080)	$10,444
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	712	1,169	212
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,723)	(3,961)	(3,826)

Pro forma net income (loss)	$(35,353)	$(34,872)	$6,830

Earnings (loss) per share:
Basic—as reported	$(4.57)	$(4.67)	$1.62
Basic—pro forma	$(4.85)	$(5.08)	$1.06
Diluted—as reported	$(4.57)	$(4.67)	$1.55
Diluted—pro forma	$(4.85)	$(5.08)	$1.01

Foreign Currency Translation - In accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”) “Foreign Currency Translation,” the assets and liabilities of the Company’s foreign operations are primarily translated to U.S. dollars using the exchange rates at the balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated other comprehensive loss.

Accounting Pronouncements - In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company recorded closure costs of $3.5 million and $5.3 million in fiscal years 2004 and 2003, respectively (See “Note 8 – Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Financial Statements included herein).

In January, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51 (“ARB 51”). FIN 46 was revised in December 2003 and clarifies the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The application of FIN 46 may require that an entity be subject to consolidation even though the investor does not have a controlling financial interest that, under ARB 51, was usually deemed to exist through ownership of a majority voting interest. FIN 46, as revised, is generally effective for all entities subject to the interpretation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this interpretation did not have an impact on the Company’s consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in the Company’s reported net income, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation. This resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $688,000, $1.1 million and $3.5 million in fiscal 2004, 2003 and 2002, respectively.

Emerging Issues Task Force Issue No. 03-10 (“EITF 03-10”), “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers’ incentives (such as rebates or coupons) tendered by consumers. Vendor consideration may be included in revenues only if defined criteria are met; otherwise, such consideration would be recorded as a decrease in cost of goods sold. The provisions of EITF 03-10 became effective for transactions entered into with consumers in fiscal periods beginning after November 25, 2003 and, therefore apply to transactions starting with the Company’s second fiscal quarter of 2004. The adoption of EITF 03-10 did not affect the Company’s consolidated gross profit or net loss, as there was not a material impact on the consolidated financial statements.

Reclassifications - Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	August 31,
	2004	2003
Land	$34,068	$34,289
Building and improvements	125,621	124,345
Fixtures and equipment	67,003	69,108
Construction in progress	241	2,780

	226,933	230,522
Less: accumulated depreciation	(53,513)	(44,495)

Property and equipment, net	$173,420	$186,027

Building and improvements includes capitalized interest of $1.6 million and $1.5 million as of August 31, 2004 and 2003, respectively.

NOTE 4 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average common shares outstanding in the period. Diluted earnings (loss) per share are computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock and warrants) except where their inclusion is antidilutive (in thousands, except per share data):

	Years Ended August 31,
	2004	2003	2002
Net income (loss) available to common stockholders	$(33,342)	$(32,080)	$10,444

Determination of shares:
Common shares outstanding	7,290	6,865	6,455
Assumed conversion of:
Stock options	—	—	286
Preferred stock	—	—	—
Warrants	—	—	—

Diluted average common shares outstanding	7,290	6,865	6,741

Earnings (loss) per share:
Basic	$(4.57)	$(4.67)	$1.62
Diluted	$(4.57)	$(4.67)	$1.55

NOTE 5 – RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Effective May 1, 2004, the 401(k) plan was amended to allow employees to enroll in the plan after 90 days of employment. Prior to May 1, 2004, under the existing 401(k) plan, employees were eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee’s eligibility. The Company makes nondiscretionary contributions to the 401(k) plan that is equal to 100% of the participant’s contribution up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $216,000, $227,000 and $227,000 during fiscal 2004, 2003 and 2002, respectively.

NOTE 6 – STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN

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

In August 1998, four of the Company’s officers and an entity affiliated with a fifth officer purchased an aggregate of 29,324 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan. These officers delivered to the Company promissory notes in the aggregate amount of $316,972.50. In April 2000, an additional officer purchased 3,738 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $149,987. The promissory notes delivered by the first five borrowers initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. The sixth officer’s note is also a recourse note, with a six-year term bearing interest at a rate of 5.85%.

In August 2004, upon the expiration of term of their respective promissory notes, the first five borrowers paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of Common Stock valued at valued at $7.56 per share (the closing price of the Common Stock on August 6, 2004) and paid an aggregate of $149,177.36 in cash. Each of the first five officers received cash bonuses in August 2004 and used the after-tax proceeds of the bonus to pay the cash portion of the repayments described above. As of August 31, 2004, the Company had one outstanding loan (not yet due) with a balance of approximately $150,000, related to the purchase of 3,738 shares. Following the repayment noted above, the Company determined that the remaining loan should be treated under variable accounting, and, therefore this loan has been marked to market as of August 31, 2004, resulting in a charge of $117,000. The Company ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

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

Effective April 23, 2003, the Company’s Board of Directors approved the repricing of all unexercised stock options held by employees of the Company with exercise prices greater than $20 to $20 per share. The affected options covered a total of 507,510 shares of common stock with a weighted average exercise price of $36.19 per share. Under the provisions of SFAS 123 and subsequent guidance issued under SFAS 148, a non-cash charge related to vested options of $833,000 was recognized and included in stock compensation expense for the year ended August 31, 2003. The Company also recorded a deferred compensation charge of $1.5 million for unvested options, which is being amortized over the remaining vesting periods of the options.

In fiscal year 2004, 151,000 options, of the 507,510 repriced stock options, expired or were cancelled. As a result, the company recorded a reduction of the compensation expense of $43,000 and a reduction in deferred compensation of $278,000. The company recognized the expense relating to repriced stock options of $421,000 and $1,008,000 in fiscal year 2004 and 2003, respectively. All other terms and conditions of the options remain the same.

Total stock option activity relating to the 1997 Plan, 1998 Plan, 2001 Plan and 2002 Plan was as follows:

	Shares	Weighted Average Exercise Price
Balance at August 31, 2001	936,923	$22.93
Granted	363,550	35.10
Exercised	(204,909)	16.39
Cancelled	(20,817)	18.87

Balance at August 31, 2002	1,074,747	$28.29
Granted	558,510	19.97
Exercised	(7,083)	16.10
Cancelled	(523,422)	35.78

Balance at August 31, 2003	1,102,752	$20.61
Granted	460,500	6.30
Exercised	0	0.00
Cancelled	(629,569)	18.48

Balance at August 31, 2004	933,683	$15.02

As of August 31, 2004, options to purchase 246,993 shares were exercisable and there were 1,333,760 shares of the Company’s common stock reserved for future issuance, of which 400,077 shares are available for future grants. The following table summarizes information about stock options outstanding at August 31, 2004:

Range of Exercise Prices	Outstanding as of Aug. 31, 2004	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of Aug. 31, 2004	Weighted- Average Exercise Price
$4.13-8.25	442,203	5.4	$6.21	203	$6.19
8.25-12.38	15,000	5.2	8.90	0	0.00
16.50-20.63	368,480	2.9	19.82	191,990	19.79
28.88-33.00	7,000	6.4	32.13	5,250	32.13
33.00-37.13	85,000	2.2	35.01	37,150	35.01
37.13-41.25	16,000	2.5	39.91	12,400	39.89

$4.130-41.25	933,683	4.1	$15.02	246,993	$23.34

NOTE 7 – COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is net losses, plus certain other items that are recorded directly to stockholders’ equity. The only other such items currently applicable to the Company are net unrealized gains or losses on marketable securities (in fiscal 2002 only) and translation adjustments. The Company’s comprehensive income (loss) was $(34.3) million, $(37.9) million and $6.1 million as of August 31, 2004, 2003 and 2002, respectively.

NOTE 8 – ASSET IMPAIRMENT AND CLOSURE COSTS

During fiscal 2003, the Company closed three warehouse clubs, one each in Dominican Republic; Ortigas, Metro Manila, Philippines and Guatemala. The Company also closed its warehouse club in Guam on December 24, 2003 and its Commerce, California distribution center on August 31, 2004. The decision to close the warehouse clubs and distribution center resulted from the determination that the locations were not conducive to the successful operation of a PriceSmart warehouse club.

As a result of the closures mentioned above, during fiscal 2003, the Company recorded closure costs and impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. Impairment charges of $1.9 million were included in the $7.2 million, reflecting the difference between the carrying value and the fair value of those long-lived assets (building improvements and fixtures and equipment) that were not expected to be utilized at future warehouse club locations. Also during fiscal 2003, the Company recorded non-cash asset impairment charges of $4.5 million to write-down long-lived assets related to underperforming warehouse clubs in Guam (subsequently closed in fiscal 2004) and the United States Virgin Islands. These charges also reflected the difference between the carrying value and fair value of those long-lived assets that were not expected to be utilized at future warehouse club locations. The fair value of long-lived assets was based on estimated selling prices for similar assets.

During fiscal 2004, the Company recorded approximately $3.5 million of additional closure costs related to the four closed warehouse clubs and one closed distribution center. The Company also recorded approximately $3.2 million in additional non-cash impairment charges related to the write-down of the carrying value of the building at the closed warehouse club in the Philippines. This charge results from revised cash flow estimates regarding the marketability of the land and building for this location. The original estimate regarding the market price of leasing these assets was derived from negotiations that discontinued during the second quarter of fiscal 2004. At that time, the Company believed the price being offered was a reasonable estimate of market value. However, during the third quarter of 2004 an offer was received at a significantly lower price; therefore, the Company revised its estimates downward.

A reconciliation of the movements in the changes and related liabilities derived from the closed warehouse clubs in 2003 and 2004 is as follows (in thousands):

	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2003	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2004
Lease obligations	$3,862	(74)		3,788	1,686	(787)	539	$5,226
Asset impairment	1,890		(1,890)	—	3,256	—	(3,256)	—
Other associated costs	1,468	(422)	(856)	190	1,772	(1,444)	(424)	94

Total	$7,220	(496)	(2,746)	3,978	6,714	(2,231)	(3,141)	$5,320

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is committed under 20 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2005 and 2031. Rental expense charged to operations under operating leases totaled approximately $9.7 million, $10.6 million and $9.0 million for fiscal years 2004, 2003 and 2002, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,	Amount
2005	$9,480
2006	8,943
2007	9,109
2008	8,673
2009	8,458
Thereafter	87,295

Total	$131,958

From time to time the Company and its subsidiaries are subject to legal proceedings and claims in the ordinary course of business, including those identified below. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit.

Following the announcement of the restatement of its financial results for fiscal year 2002 and the first three quarters of fiscal 2003 in November 2003, the Company received notice of six class action lawsuits filed against it and certain of its former directors and officers purportedly brought on behalf of certain of its current and former holders of the Company’s common stock, and a seventh class action lawsuit filed against it and certain of its former directors and officers purportedly on behalf of certain holders of the Company’s Series A preferred stock and a class of common stock purchasers. These suits generally allege that the Company issued false and misleading statements during fiscal years 2002 and 2003 in violation of federal securities laws. All of the federal securities actions were consolidated by an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers. The lead plaintiff is to file a consolidated complaint in late November 2004, and the Company will have until late January 2005 to move to dismiss or otherwise respond to the consolidated complaint.

On September 3, 2004, the Company entered into a Stipulation of Settlement with respect to the action brought on behalf of a purported sub-class of plaintiffs comprised of unaffiliated purchasers of the Company’s Series A Preferred Stock. On November 8, 2004 the settlement was approved. Terms of the settlement include: (i) dismissal of the Series A Preferred lawsuit; (ii) the entry of an order releasing claims that were or could have been brought by the Series A subclass arising out of or relating to the purchase or ownership of the Series A preferred stock; (iii) the Series A Preferred subclass will be offered the opportunity to exchange their Series A preferred stock for shares of the

Company’s common stock valued at such purpose at a price of $10.00 per share; and (iv) the payment by the Company of attorneys’ fees and costs in the amount of $325,000 (to be funded by the Company’s director and officer liability insurance policy).

If the Company chooses to settle the remaining consolidated class action lawsuit without going to trial, it may be required to pay the plaintiffs a substantial sum in the form of damages. Alternatively, if these remaining cases go to trial and the Company is ultimately adjudged to have violated federal securities laws, the Company may incur substantial losses as a result of an award of damages to the plaintiffs.

On September 3, 2004, the Company also entered into a Stipulation of Settlement for a stockholder derivative suit purportedly brought on the Company’s own behalf against its current and former directors and officers, alleging among other things, breaches of fiduciary duty. The same complaint also alleges that various officers and directors violated California insider trading laws when they sold shares of the Company’s stock in 2002 because of their alleged knowledge of the accounting issues that caused the restatement. In the Stipulation of Settlement, the parties agreed that the prosecution and pendency of the litigation was a factor in the Company’s agreement to seek to implement the Financial Program announced by the Company on September 3, 2004. On November 12, 2004, the settlement was approved. Terms of the settlement include: (i) dismissal with prejudice of the derivative lawsuit; (ii) the entry of a judgment containing a release for the benefit of defendants; and (iii) payment by the Company of attorneys’ fees and costs in the amount of $325,000 (to be funded by the Company’s director and officer liability insurance policy).

The United States Securities and Exchange Commission has informed the Company that it is conducting an investigation into the circumstances surrounding the restatement.

The indemnification provisions contained in the Company’s Certificate of Incorporation and indemnification agreements between the Company and its current and former directors and officers require the Company to indemnify its current and former directors and officers who are named as defendants against the allegations contained in these suits unless the Company determines that indemnification is unavailable because the applicable current or former director or officer failed to meet the applicable standard of conduct set forth in those documents. While the Company has directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), the Company has been informed that its insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that the Company may be required to pay. Further, regardless of coverage and the ultimate outcome of these suits, litigation of this type is expensive and will require that the Company devote substantial resources and management attention to defend these proceedings. Moreover, the mere presence of these lawsuits may materially harm the Company’s business and reputation. The Company has and will continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

In July 2003, the Company’s 34% minority interest shareholder in the Company’s Guatemalan operations (PriceSmart (Guatemala) S.A.) contended, among other things, that both the Company and the minority interest shareholder are currently entitled to receive a 15% return upon respective capital investments in the Guatemalan operations. The Company has reviewed the claim and other pertinent information in relationship to the Guatemalan joint venture agreement, as amended, and does not concur with the minority shareholder’s conclusion. The Guatemalan minority shareholder continues to assert a right to receive a 15% annual return on its capital investment. In addition, the minority shareholder has advised the Company that it believes that PriceSmart (Guatemala), S.A. has been inappropriately charged by the Company with regard to various fees, expenses and certain related matters. The Company has responded that it disagrees with virtually all of these additional assertions, and the minority shareholder has advised that it may commission an audit with regard to such matters. The Company expects that it and the Guatemalan minority shareholder will continue to review these matters and discuss their differences, but there can be no assurance of mutually acceptable resolution via negotiation of these matters or that any resolution will not have a material adverse effect on the Company’s business and results of operations.

In addition, the Company’s two minority shareholders in the Philippines (which together comprise a 48% ownership interest in the Company’s Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). The Company contends, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” can be reached (and hence the buy-sell provisions do not become applicable) until after the respective shareholders’ principal representatives have met to discuss pending issues. It is currently anticipated that the Company and the Philippine minority shareholders will continue to review these matters and discuss differences, but there can be no assurance of a mutually acceptable resolution via negotiation of these matters or that any resolution will not have a material adverse effect on the Company’s business and results of operations.

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

NOTE 10 – LEGAL SETTLEMENT

A former licensee of the Company which operated in the Philippines claimed to have the exclusive right for 20 years to own and operate warehouse clubs licensed by the Company in the Philippines, based upon a license agreement it had entered into with the Company in 1997. In 2001, this former licensee filed lawsuits in both the Philippines and the United States, claiming that its license agreement had been terminated by the Company in 1998 without justification. In both lawsuits, the Company, while disputing the validity of the claim, argued that under the license agreement arbitration in Australia was the exclusive forum for litigating any such dispute. The former licensee vigorously opposed arbitration. Decisions in favor of the Company on this issue were rendered by the Philippines Court of Appeals in late December 2001 and by the United States District Court for the Southern District of California on February 12, 2002.

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

NOTE 11 - INCOME TAXES

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest includes the following components (in thousands):

	Years Ended August 31,
	2004	2003	2002
United States	$(214)	$(1,717)	$8,652
Foreign	(24,274)	(30,635)	(1,675)

Total income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	$(24,488)	$(32,352)	$6,977

For the purposes of allocating U.S. and Foreign income (loss), the Company has classified Foreign entity Subpart F income as U.S. income, since it is taxable in the U.S.

Significant components of the income tax (provision) benefit are as follows (in thousands):

	Years Ended August 31,
	2004	2003	2002
Current:
U.S.	$(57)	$(7)	$—
Foreign	(3,102)	(816)	(4,349)

Total	(3,159)	(823)	(4,349)

Deferred:
U.S.	2,021	724	(3,614)
Foreign	6,835	6,330	1,749
Valuation Allowance	(9,941)	(6,414)	10,861

Total	(1,085)	640	8,996

Total income tax (provision) benefit	$(4,244)	$(183)	$4,647

The reconciliation of income tax computed at the Federal statutory tax rate to the (provision) benefit for income taxes is as follows (in thousands):

	Years Ended August 31,
	2004	2003	2002
Federal tax (provision) benefit at statutory rates	$8,326	$10,214	$(2,308)
State taxes, net of Federal benefit	(27)	25	(347)
State net operating loss carryforwards not utilized	—	—	(552)
Difference in foreign tax rates and permanent items	(2,602)	(4,008)	(3,670)
(Increase) decrease in valuation allowance for deferred tax assets	(9,941)	(6,414)	11,524

(Provision) benefit for income taxes	$(4,244)	$(183)	$4,647

Significant components of the Company’s deferred tax assets as of August 31, 2004 and 2003 are shown below. A valuation allowance of $32.5 million at August 31, 2004 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain (in thousands).

	August 31,
	2004	2003
Deferred tax assets:
U.S. net operating loss carry-forward	$14,349	$14,831
U.S. capital loss carry-forward	10,986	9,743
U.S. timing differences	756	105
Deferred compensation	750	466
Foreign tax credits	2,176	1,852
Foreign deferred taxes	19,443	12,191

Total deferred tax assets	48,460	39,188

Valuation allowance	(32,451)	(22,510)

Net deferred tax assets	$16,009	$16,678

As of August 31, 2004 and 2003, the Company had deferred tax liabilities of $592,000 and $176,000, respectively, arising from timing differences in certain subsidiaries.

The Company operates in multiple international jurisdictions which creates certain risks regarding the interpretation and enforcement of tax laws and regulations. Specific matters which have recently come to the Company’s attention in this respect are:

1.	The government of Costa Rica has notified the Company that it disagrees with the Company’s treatment of certain inter-company transactions and claims a total of $2.5 million in back taxes, penalties and interest. The Company has reviewed such matters, believes that it has an appropriate defense to these claims and has submitted information to the relevant authorities in support of the Company’s position.

2.	As part of its ongoing assessment of the applicability of the relevant tax laws in the various countries in which it operates the Company has determined that a potential incremental tax liability exists regarding the Company’s past treatment of certain inter-company transactions. Accordingly, the Company has recognized an additional $1.7 million of tax expense in the fourth quarter of fiscal 2004.

In the ordinary course of a global business there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of inter-company arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although the Company believes that its approach to determining the amount of such arrangements is reasonable, no assurance can be given that the final exposure of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals.

In evaluating the exposure associated with various tax filing positions the Company often accrues charges for probable exposures. At August 31, 2004, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period could be materially affected.

During fiscal 2004, the Company recognized a net deferred tax expense of $1.1 million, primarily related to the increase of valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $3.1 million (primarily related to its foreign operations including provisions for probable income tax contingencies) for a net tax expense of $4.2 million. During fiscal 2003, the Company recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $823,000 primarily related to its foreign operations for a net tax expense of $183,000 in fiscal 2003. During fiscal 2002, the Company recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. The Company also incurred current income tax expense related to its foreign operations of $4.3 million, for a net tax benefit of $4.6 million in fiscal 2002.

During fiscal 2004, as a result of significant losses in many of the Company’s foreign subsidiaries, management concluded that full valuation allowances were necessary in all but two of these foreign subsidiaries. Factors considered by management include history of cumulative losses or income, projected earnings based upon current operations and determining whether the net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based upon the weight of all the positive and negative evidence, management concluded that it is more likely than not that deferred tax assets would not be realized in certain countries. Accordingly, the Company has net foreign deferred tax assets of $359,000, net of a $19.1 million valuation allowance, as of August 31, 2004.

During fiscal 2004, management reassessed the valuation allowance previously established against U.S. net deferred tax assets. Factors considered by management included history of earnings, projected earnings based on current operations and a determination that net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based on the positive evidence, management concluded that it is more likely than not that a portion of the U.S. deferred tax assets would be realized. As of August 31, 2004, the Company has Federal and state net operating loss carry-forwards of approximately $40.5 million and $6.7 million, respectively. The Federal and state tax loss carry-forwards expire in 2010-2023 and 2005-2023, respectively, unless previously utilized. A valuation allowance of $205,000 was recorded in 2004 for state tax loss carry-forwards as the temporary suspension of the use of those NOLs has caused the Company to lose these amounts due to expiration. Accordingly, the Company has a U.S. deferred tax asset related to its Federal and state net operating loss carry-forwards and other items of $15.6 million. The Company also has capital loss carry-forwards expiring in 2005 and foreign tax credits expiring in 2011-2014 of $9.7 million and $2.2 million, respectively. Due to the shorter recovery period, however, the Company has maintained full valuation allowances on these capital loss carry-forwards and foreign tax credits. Additionally, due to its capital nature, a full valuation allowance was placed on the deferred tax asset of $1.2 million derived from the impairment charge taken on its investment in Mexico.

During fiscal 2003 the Company had capital loss carry-forwards and foreign tax credit deferred tax assets of $9.7 million and $1.9 million, respectively. Management concluded that it was likely these deferred tax assets would not be realized and therefore a valuation allowance of $11.6 million was taken against these deferred tax assets. Where operations of certain foreign entities did not provide sufficient positive evidence, management concluded that it is more likely than not that some or all of the deferred tax assets will not be realized and a valuation allowance was established. Accordingly, the Company had foreign deferred tax assets of $1.1 million, net of a $10.9 million valuation allowance as of August 31, 2003.

Pursuant to Section 382 of the Internal Revenue Code, annual use of the Company’s net operating loss carry-forwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period. Even if the Financial Program described in Note 17-Subsequent Events triggers this limitation, the Company believes this limitation would likely be high enough to allow it to use all of its federal net operating loss carry-forwards during the carry-forward period.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted because the Company considers these earnings to be permanently reinvested. As of August 31, 2004 and 2003, the undistributed earnings of these foreign subsidiaries are approximately $12.9 million and $11.1 million, respectively.

NOTE 12 – DEBT

As of August 31, 2004, the company has $13.4 million outstanding in short-term debt as listed below (in thousands):

	August 31,
	2004	2003
Note due November 2004, 8% and 11.50% in 2004 and 2003	$1,639	$1,887
Note due September 2004, 6.75% in 2004 and 2003	1,000	1,600
Note due September 2003, 10.50% in 2003	—	200
Note due September 2003, 9.50% in 2003	—	216
Note due September 2003, 9% in 2003	—	1,100
Note due May 2004, 9.50% in 2003	—	500
Note due January 2004, 9% in 2003	—	1,250
Note due February 2005, 12% in 2004	900	—
Note due March 2004, 7.50% in 2003	—	1,900
Note due April 2005, 8.50% in 2004	1,300	—
Note due September 2004, 8% in 2003	—	180
Note due September 2004, 7% in 2004	500	—
Note due April 2005 7% in 2004	375	—
Note due upon demand, 9.25% and 11% in 2004 and 2003	1,777	2,000
Note due upon demand, 7% and 10% in 2004 and 2003	843	525
Note due December 2003, 5.50% in 2003	—	2,000
Note due upon demand, 8% in 2004	638	—
Overdraft Facilities in 2004 and 2003	227	697
Note due January 2004, 11.50% in 2003	—	546
Note due February 2004, 10.18% in 2003	—	909
Note due May 2004, 10.44% in 2003	—	1,273
Note due October 2004, 12.75% in 2004	713	—
Note due April 2004, 9% in 2003	—	1,000
Note due April 2004, 9.50% in 2003	—	3,000
Note due October 2004, 9.50% in 2004	2,300	—
Note due November 2004, 9.50% in 2004	200	—
Note due January 2005, 9.50% in 2004	1,000	—

Short-term debt	$13,412	$20,783

As of August 31, 2004, $6.3 million was available for future borrowings under the facilities listed above. Additionally, the Company has a bank credit agreement for up to $7.5 million which can be used as a line of credit or to issue letters of credit. As of August 31, 2004, letters of credit totaling $4.6 million were outstanding under this facility, leaving availability under this facility of $2.9 million. Each of the facilities is secured by certain assets of the Company or the respective subsidiary and $10.5 million of the total amount currently borrowed is guaranteed by the Company as of August 31, 2004.

Long-term debt (including long-term debt, related party) consists of the following (in thousands):

	August 31,
	2004	2003
Note due October 2004 (six-month LIBOR + 4.0%), 5.21% in 2003	$—	$407
Note due October 2005 (six-month LIBOR + 4.0%), 5.87% and 5.21% in 2004 and 2003, respectively	2,052	3,315
Note due August 2005, 1.82% and 2.30% in 2004 and 2003, respectively	3,750	3,750
Note due May 2005, 11.25% in 2004 and 2003	3,750	3,750
Note due May 2004, 11.25% in 2004 and 2003	3,750	3,750
Note due September 2010 (six-month LIBOR + 4.0%), 5.87% and 5.21% in 2004 and 2003, respectively	17,875	20,626
Note due September 2010, 9.24% in 2004 and 2003	4,063	4,687
Note due April 2006, 11.50% in 2004 and 2003	3,750	3,750
Note due January 2005, 11.50% in 2003	—	3,750
Note due December 2005 (three-month LIBOR + 4.0%), 5.68% and 5.34% in 2004 and 2003, respectively	500	833
Note due December 2004 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	1,063	1,938
Note due May 2011 (six-month LIBOR + 2.6%), 4.47% and 3.21% in 2004 and 2003, respectively	10,000	10,000
Note due February 2006 (three-month LIBOR + 5.125%), 6.81% and 6.27% in 2004 and 2003, respectively	1,120	1,680
Note due June 2007 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	2,681	3,573
Note due March 2008, 5.00% in 2004 and 2003	2,243	2,783
Note due October 2005 (three-month LIBOR + 1.75%), 3.43% and 2.89% in 2004 and 2003, respectively	2,637	4,897
Note due March 2011 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	4,050	4,650
Note due August 2005, 9.25% and 8.75% in 2004 and 2003, respectively	984	1,829
Note due September 2006 (91 day T-Bill + 3.5%), 12.07% and 9.80% in 2004 and 2003, respectively	2,742	4,547
Note due July 2008 (91 day T-Bill + 3.0%), 10.88% and 9.90% in 2004 and 2003, respectively	1,176	1,200
Note due June 2007 (90 day MART1 + 3.0%), 10.88% and 9.20% in 2004 and 2003, respectively	4,455	4,547
Note due March 2008 (Prime), 9.13% and 7.50% in 2004 and 2003, respectively	977	997
Note due September 2007 (90 day MART1 + 1.25%), 8.71% and 7.20% in 2004 and 2003, respectively	5,087	5,192
Note due March 2008 (90 day MART1 + 1.25%), 9.16% and 8.50% in 2004 and 2003, respectively	3,613	3,688
Note due June 2012, 7.40% in 2004 and 2003	3,700	3,700
Note due June 2012, 6.80% in 2004 and 2003	1,000	1,000
Note due August 2012, 7.60% in 2004 and 2003	5,500	5,500
Note due May 2004, 9.00% in 2003	—	705
Note due May 2004, 9.00% in 2003	—	153
Note due October 2004, 10.50% in 2004	276	—
Note due August 2006, 8.00% in 2004, due to a related party	25,000	—
Note due February 2008, 9.50% in 2004	3,500	—
Note due April 2008, 10.50% in 2004 and 2003	2,347	2,845

Total	123,641	114,042
Less: current portion	16,503	14,426

Long-term debt	$107,138	$99,616

All of the notes are collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company, and approximately $28.4 million and $32.1 million at August 31, 2004 and 2003, respectively, which are secured by collateral deposits in restricted cash on the consolidated balance sheets.

Annual maturities of long-term debt (including long-term debt, related party) during the next five fiscal years are as follows (in thousands):

Years Ended August 31,	Amount
2005	$16,503
2006	41,695
2007	11,434
2008	16,777
2009	6,016
Thereafter	31,216

Total	$123,641

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2004, the Company was in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service and projected debt service ratio for a $5.0 million note (with a remaining balance of $4.1 million), the Company repaid the remaining balance of this note on September 15, 2004; (ii) debt service ratio for a $11.3 million note (with a remaining balance of $2.6 million), for which the Company has requested but not yet received a written waiver of its noncompliance; (iii) interest cost/EBIT (earnings before interest and taxes) ratio for a $6.0 million note (with a remaining balance of $4.0 million), for which the Company has requested but not yet received a written waiver of its noncompliance; and (iv) debt to equity ratio for a $7.0 million note (with a remaining balance of $3.9 million), for which the Company has requested, but not yet received, a written waiver. For the waivers requested, but not yet received, the Company believes that the waivers will be approved as of August 31, 2004 and will be waived for a period of one quarter. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2004 of $27.9 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of August 31, 2004, the Company did not satisfy these ratios. As a result, the Company is prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. The Company believes that, primarily as a result of the Financing Program described in Note 17 – Subsequent Events of the Consolidated Financial Statements, it has sufficient financial resources to meet its working capital and capital expenditure requirements during fiscal year 2005.

NOTE 13 - RELATED PARTY TRANSACTIONS

Relationships with the Price Family: As of August 31, 2004 Sol Price beneficially owns approximately 35.8% of the outstanding Common Stock. Sol Price is the father of Robert E. Price, the Chairman of the Board and Interim Chief Executive Officer of the Company. Robert E. Price beneficially owns approximately 40.2% of the outstanding Common Stock, including shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own approximately 47.1% of the outstanding Common Stock. In addition, Sol Price beneficially owns approximately 8.3% of the outstanding Series A Preferred Stock and Robert E. Price beneficially owns approximately 5.5% of the outstanding Series A Preferred Stock, including shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own approximately 8.3% of the outstanding Series A Preferred Stock, which is convertible, at the holder’s option, into approximately 1% of the outstanding Common Stock. See also Note 17 – Subsequent Events.

Sale of Series B Preferred Stock: In July 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 22,000 shares, representing all of the outstanding shares, of Series B Preferred Stock for an aggregate purchase price of $22.0 million. Sol Price beneficially owns approximately 77.3% of the outstanding Series B Preferred Stock, and Robert E. Price beneficially owns approximately 68.2% of the outstanding Series B Preferred Stock, including some shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own all of the outstanding Series B Preferred Stock, which is convertible, at the holder’s option, into approximately 13.8% of the outstanding Common Stock.

Sale of Common Stock: In October 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 500,000 shares of Common Stock for an aggregate purchase price of $5.0 million.

Relationship with Price Legacy Corp: Sol Price has beneficial ownership through the Price Group and various family and charitable trusts of approximately 28.0% of the common stock (the “Price Legacy Common Stock”) of Price

Legacy, formerly known as Price Enterprises, Inc. (“PEI”). Robert E. Price beneficially owns approximately 25.5% of the Price Legacy Common Stock, including shares that may be deemed to be beneficially owned by Sol Price, and served as the Chairman of the Board of PEI until November 1999. Collectively, Sol Price, Robert E. Price and parties affiliated with them, including the Price Group, beneficially own an aggregate of approximately 37.6% of the Price Legacy Common Stock. James F. Cahill, Murray L. Galinson and Jack McGrory, directors of the Company, beneficially own approximately 16.4%, 16.1% and 15.9%, respectively, of the Price Legacy Common Stock, including shares that may be deemed to be beneficially owned by Sol Price and Robert E. Price. In addition, each is a director of Price Legacy and Jack McGrory serves as Chairman, President and Chief Executive Officer of Price Legacy.

On March 26, 2004, the Company moved into its new headquarters located in San Diego, CA. Prior to this move, the Company leased office space from Price Legacy to house its headquarters. In April 2004, the Company received $500,000 from its then landlord, Price Legacy, as an incentive to terminate early the lease of its headquarters. For the year ended August 31, 2004, 2003 and 2002, the Company paid Price Legacy $209,000, $388,000 and $332,000 in rent, respectively.

Relationships with the Price Group: In February 2004, the Company entered into an agreement with the Price Group which provided the Company with up to $10.0 million of purchase order financing. Directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory are managers of the Price Group and collectively own more than 80% of that entity. The agreement allows the Price Group to place a lien on merchandise inventories in the United States as security for such financing. Interest accrues at a rate of 1% per month. In July 2004, this agreement was amended to increase the funds available from the Price Group by $5.0 million (to a total of $15.0 million) for purchase order financing. This additional funding is secured by the Company’s pledge of shares of its wholly-owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. As described in Note 17 – Subsequent Events, the amounts owed under this agreement were converted to common stock in October 2004.

In May 2004, the Company entered into another agreement with the Price Group to sell the real estate and improvements owned by the Company in Santiago, Dominican Republic. The purchase price will be the fair market value of the property and improvements as determined by an independent appraiser. Under the terms of the agreement the Price Group made an initial payment of $5.0 million, with the balance to be paid upon closing, and if the closing does not occur for any reason, the initial payment shall be returned to the Price Group, plus accrued interest at the rate of 8% per annum. The agreement is subject to several contingencies, including the right of each party to terminate the agreement after receipt of the final appraisal report, and the approval by the Board of the final terms of the agreement. This Agreement was to terminate on August 31, 2004. However, on August 30, 2004, this agreement was extended for an additional 90 days, until November 30, 2004. As described in Note 17 – Subsequent Events, this sale did not proceed and the amounts owed were converted to common stock in October 2004.

In August 2004, the Company entered into a $25.0 million bridge loan with The Price Group, LLC. This loan accrues interest at 8% per annum and is due in two years. As described in Note 17 – Subsequent Events, the amounts owed under this agreement were converted to common stock in October 2004.

Use of Private Plane: From time to time members of the Company’s management used a private plane owned in part by PFD Ivanhoe, Inc. (“PFD Ivanhoe”) to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price and James F. Cahill are officers of PFD Ivanhoe. The Price Group’s members include Sol Price, Robert E. Price, James F. Cahill, Murray Galinson and Jack McGrory. Prior to March 2003, when the Company used the plane, it reimbursed PFD Ivanhoe for a portion of a fixed management fee and additional expenses PFD Ivanhoe incurred based on the number of hours flown, and also reimbursed PFD Ivanhoe for direct charges associated with use of the plane, including landing fees, international fees and catering. Since March 2003, the Company reimburses PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline. During fiscal 2004, 2003 and 2002, the Company paid PFD Ivanhoe $86,000, $137,000 and $555,000, respectively, to cover the costs associated with the Company’s use of the plane.

Put Option Agreement: On December 15, 2003, the Company entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and upon other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2004, the net book value of this real property was approximately $54.9 million with approximately $29.9 million of encumbrances (including $5.1 million received as an advance payment for one of these properties). Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and upon other commercially reasonable terms. On August 30, 2004, this agreement was extended for an additional 90 days. As a result of the Financial Program described in Note 17 – Subsequent Events, the Company does not intend to exercise its rights under this agreement nor to extend it further.

Relationships with Edgar Zurcher: Edgar Zurcher has been a director of the Company since November 2000. Mr. Zurcher is a partner in a law firm that the Company utilizes in legal matters and incurred legal expenses of approximately $108,200, $67,600 and $4,000 during fiscal 2004, 2003 and 2002, respectively. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from the Company. The Company has recorded approximately $757,000 and $723,500 in rental income for this space during fiscal 2004 and 2003, respectively. Mr. Zurcher is also a director of Banco Promerica, from which the Company has recorded approximately $305,000 of rental income for fiscal 2004 for space leased to it by the Company. The Company also received approximately $525,000, $481,000 and $62,000 in incentive fees on a co-branded credit card the Company has with Banco Promerica in fiscal year 2004, 2003 and 2002, respectively. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000, of which $277,000 is outstanding as of August 31, 2004 and due and repaid in October 2004. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which the $1.3 million is outstanding as of August 31, 2004.

Relationships with Grupo Gigante, S.A. and Angel Losada M.: Gigante beneficially owns approximately 2.8% of the outstanding Common Stock and 75.0% of the outstanding Series A Preferred Stock. In January 2002, the Company entered into a 50/50 joint venture with Gigante to construct and operate warehouse stores in Mexico. In addition, Angel Losada M., one of the directors of the Company, is currently Chairman of the Board of Directors and Executive President of Gigante. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. In fiscal 2004, Gigante purchased an aggregate of approximately $123,000 of products from PriceSmart Mexico, the 50/50 joint venture subsidiary in Mexico. During the third quarter of fiscal 2002, the Company’s Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture may construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease.

Relationships with Rafael Barcenas: Rafael Barcenas was a director of the Company from April 1998 until April 2004 and is also President and General Director of Boyd, Barcenas, S.A., an advertising firm in Panama, to which the Company paid approximately $60,000, $35,000 and $85,000 for services rendered during fiscal 2004, 2003 and 2002, respectively. In March 2002, the Company paid $1.0 million to a company affiliated with Mr. Barcenas as the final installment of a purchase of this company’s minority interest ownership of PriceSmart Panama.

Relationship with PriceSmart Mexico: The Company sells inventory to PriceSmart Mexico and charges it for salaries and other administrative services. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers. For the fiscal years ended August 31, 2004 and 2003, export sales to PriceSmart Mexico were approximately $583,000 and $2.0 million, respectively, and are included in total export sales of $1.1 million and $7.0 million, respectively, on the consolidated statements of operations. Under equity accounting, for export sales to PriceSmart Mexico, the Company’s investment in unconsolidated affiliate has been reduced by the Company’s portion of the unrealized profit from these sales. Salaries and other administrative services charged to PriceSmart Mexico for the fiscal years ended August 31, 2004 and 2003 were approximately $190,000 and $1.1 million, respectively.

Relationships with PSC, S.A.: PSC, S.A. beneficially owns approximately 5.0% of the Company’s common stock. In addition, Mr. Zurcher is a director and 9.1% shareholder of PSC, S.A. In August 2002, the Company entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse club in Nicaragua. The Company owns a 51% interest and PSC, S.A. owns the remaining 49% interest in the subsidiary. In connection with the joint venture, in September 2002, PSC, S.A. purchased 79,313 shares of Common Stock from the Company at a price of $33.50 per share, which is equivalent to the Company’s capital investment in the joint venture.

Relationship with Philippines minority interest shareholder: The Company formerly utilized the importation and exportation businesses of one of its minority shareholder in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. As of August 31, 2004, the Company had a total of approximately $645,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements.

The Company believes that each of the related party transactions described above were on terms that the Company could have been obtained from unaffiliated third parties.

NOTE 14 – CONVERTIBLE PREFERRED STOCK

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20 million, with net proceeds of $19.9 million. The Series A Preferred Stock is convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of the Company’s common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrues a cumulative preferred dividend at an annual rate of 8.0%, payable quarterly in cash. The shares are redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2004, none of the shares of Series A Preferred Stock had been converted and none of the Series A Preferred stockholders had voting rights.

On July 9, 2003, entities affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and entities affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 22,000 shares of Series B Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22.0 million. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart’s common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was redeemable by PriceSmart at any time on or after July 9, 2008. PriceSmart had agreed to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series B Preferred Stock. As of August 31, 2004, none of the shares of the Series B Preferred Stock had been converted.

On September 5, 2003, the Company determined it would not declare a dividend on the 8% Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) for the fourth quarter of 2003. Also, no dividends may be declared or paid on the 8% Series B Cumulative Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock accrued in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock. The accrued preferred dividends are included in other accrued expenses as of August 31, 2004 and 2003 in the amounts of $3.9 million and $521,000, respectively.

See Note 17 – Subsequent Events, for a description of the conversion of all the preferred stock as approved by the Company’s shareholders on October 29, 2004.

NOTE 15 – SALE OF COMMON STOCK

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

For additional transactions regarding common stock, see also Note – 13 Related Parties and Note 17 – Subsequent Events.

NOTE 16 – SEGMENTS

The Company is principally engaged in international membership shopping warehouse clubs operating primarily in Latin America, the Caribbean and Asia. The Company operates as a single reportable segment based on geographic area and measures performance on operating income. Segment amounts are presented after consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment (in thousands).

	Years Ended August 31,
	2004	2003	2002
Revenues:
United States	$2,391	$8,469	$4,050
Latin America	348,917	359,581	365,545
Caribbean	192,883	177,853	186,051
Asia	65,509	114,794	72,882

	$609,700	$660,697	$628,528

Operating income (loss):
United States	$(4,020)	$(5,915)	$(3,448)
Latin America	4,282	(917)	16,798
Caribbean	(6,967)	(6,793)	(350)
Asia	(9,524)	(9,930)	993

	$(16,229)	$(23,555)	$13,993

Identifiable Assets:
United States	$91,876	$83,853	$78,180
Latin America	147,259	156,668	157,257
Caribbean	92,470	99,340	106,971
Asia	44,403	52,097	47,338

	$376,008	$391,958	$389,746

NOTE 17 – SUBSEQUENT EVENTS

On September 3, 2004 the Company announced a plan to implement a series of transactions (the “Financial Program”) that are intended to increase PriceSmart’s earnings (or decrease its losses) by substantially reducing the Company’s interest expenses and preferred dividend obligations. Additionally, the capital to be received through the Financial Program is expected to help improve the Company’s liquidity, which is expected to result in more attractive terms from vendors. The Financial Program was approved by the stockholders on October 29, 2004 and is summarized as follows:

A private placement of an aggregate of 3,164,726 shares of the Company’s common stock, at a price of $8 per share, to The Price Group, LLC, a California limited liability company (the “Price Group”), to be funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to the Company by the Price Group in August 2004.

The issuance of an aggregate of 2,200,000 shares of Common Stock to the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 (collectively, the “Price Trusts”) and the Price Group (collectively, with the Price Trusts, the “Series B Holders”) in exchange for all of the outstanding shares of the Company’s 8% Series B Cumulative Convertible Redeemable Preferred Stock.

The issuance of an aggregate of 2,597,200 shares of Common Stock, valued for such purpose at a price of $8 per share, to the Price Group in exchange for up to $20.0 million of current obligations, plus accrued and unpaid interest, owed by the Company to the Price Group.

The issuance of up to 15,787,001 shares of Common Stock in connection with a rights offering pursuant to rights to be distributed to the holders of outstanding shares of Common Stock.

The issuance of up to 3,125,000 shares of Common Stock, at a price of $8 per share, to the Price Group to ensure that the above-mentioned rights offering generates at least $25.0 million in proceeds.

The issuance of up to 2,223,817 shares of Common Stock to exchange Common Stock, valued for such purpose at a price of $10 per share, to the holders of all of the shares of the Company’s 8% Series A Cumulative Convertible Redeemable Preferred Stock, in exchange for all of the outstanding shares of the Series A Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends.

An amendment to the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock from 20,000,000 to 45,000,000 shares.

Also on October 29, 2004, following stockholder approval of these proposals, the Company issued an aggregate of 7,961,926 shares to The Price Group LLC, other Price-related entities and the San Diego Foundation in connection with the private placement, current obligation exchange and Series B Preferred Stock exchange described above. Additionally, Sol Price, Robert Price, The Price Group LLC and the San Diego Revitalization Corporation filed with the Securities and Exchange Commission an amended Schedule 13D disclosing that their “group” beneficially owns greater than 50% of the Company’s outstanding shares of common stock. As a result, the Company is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5). Depending upon the extent to which the rights offering is subscribed by the Company’s stockholders, the Company may continue to be a “controlled company” following that rights offering.

Pursuant to the Financial Program, the Company offered to exchange shares of Common stock, valued for such purpose at $10 per share, for all outstanding shares of the Company’s 8% Series A Preferred Stock. On November 23, 2004, all holders of 8% Series A Preferred Stock exchanged such shares for Common stock, and no shares of 8% Series A Preferred Stock remain outstanding.

In connection with the Financing Program described above, the Company and certain of it subsidiaries entered into the following agreements in the first fiscal quarter of 2005 with the International Finance Corporation (the “IFC”): (i) to grant the IFC a warrant to purchase 400,000 shares of the Company’s common stock at a price of $7 per share; (ii) the Company purchased a $10.2 million loan extended to PriceSmart Philippines, Inc.; (iii) the Company obtained a waiver of certain IFC loan covenants regarding incurring additional debt, in order to borrow the $25 million in the bridge loan mentioned above; (iv) $5.2 million of restricted cash pledged as collateral to certain loans was released; (v) all pre-payment penalties were waived for all outstanding loans from the IFC; (vi) the net carrying costs was reduced on one loan, by eliminating the IFC’s right to a percentage of the Company’s earnings, before interest, taxes, depreciation and amortization. Additionally, in connection with the agreements with the IFC, The Price Group, LLC (“TPG”-a related party to the Company) granted a put option giving the right to the IFC to sell 300,000 shares of Common Stock to TPG at a price of $12 per share between November 30, 2005 and November 30, 2006.

On September 15, 2004, the Company used the bridge loan described above to repay a loan from the Overseas Private Investment Corporation (“OPIC”) of $4.1 million. In conjunction with the repayment of this loan, OPIC released $1.5 million of restricted cash. Therefore, the net cash disbursement was $2.6 million. This loan contained certain financial covenants which were not being met by the Company prior to its repayment.

NOTE 18 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2004 and 2003 is as follows:

Fiscal 2004	Three Months Ended,				Year Ended Aug. 31, 2004
(in thousands, except per share data)	Nov. 30, 2003	Feb. 29, 2004	May 31, 2004	Aug. 31, 2004
Total net sales	$144,246	$161,772	$142,339	$146,920	$595,277
Cost of goods sold	$126,137	$139,167	$122,688	$125,789	$513,781
Preferred dividends	$840	$840	$840	$840	$3,360
Net loss attributable to common stockholders	$(6,981)	$(4,503)	$(7,462)	$(14,396)	$(33,342)
Basic loss per share	$(0.99)	$(0.61)	$(1.01)	$(1.96)	$(4.57)
Diluted loss per share	$(0.99)	$(0.61)	$(1.01)	$(1.96)	$(4.57)

Fiscal 2003	Three Months Ended,				Year Ended Aug. 31, 2003
(in thousands, except per share data)	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003	Aug. 31, 2003
Total net sales	$160,616	$178,472	$163,128	$143,308	$645,524
Cost of goods sold	$136,263	$152,871	$145,554	$131,043	$565,731
Preferred dividends	$400	$400	$400	$654	$1,854
Net income available (loss attributable) to common stockholders	$1,038	$958	$(8,109)	$(25,967)	$(32,080)
Basic earnings (loss) per share	$0.15	$0.14	$(1.18)	$(3.78)	$(4.67)
Diluted earnings (loss) per share	$0.15	$0.14	$(1.18)	$(3.78)	$(4.67)

PRICESMART, INC.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company’s common stock has been quoted and traded on the NASDAQ National Market under the symbol “PSMT” since September 2, 1997. As of November 12, 2004, there were approximately 3,560 holders of record of the common stock.

	Dates		Stock Price
	From	To	High	Low
2003 CALENDAR QUARTERS
First Quarter	9/1/02	11/30/02	$27.649	$16.500
Second Quarter	12/1/02	2/28/03	25.190	15.170
Third Quarter	3/1/03	5/31/03	17.690	14.250
Fourth Quarter	6/1/03	8/31/03	15.500	8.990

2004 CALENDAR QUARTERS
First Quarter	9/1/03	11/30/03	$10.920	$5.750
Second Quarter	12/1/03	2/29/04	7.270	5.300
Third Quarter	3/1/04	5/31/04	7.440	4.890
Fourth Quarter	6/1/04	8/31/04	8.950	5.170

The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

Recent Sales of Unregistered Securities

None

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

The table below indicates the name, position with the Company and age of each director:

Name	Position	Age
Robert E. Price	Interim President and Chief Executive Officer	62
James F. Cahill	Vice Chairman of the Board	49
Murray L. Galinson	Director	67
Katherine L. Hensley	Director	67
Leon C. Janks	Director	55
Lawrence B. Krause	Director	74
Angel Losada M.	Director	49
Jack McGrory	Director	55
Edgar A. Zurcher	Director	54

Robert E. Price has been Chairman of the Board of the Company since July 1994, Interim Chief Executive Officer of the Company since April 2003 and served as Interim President of the Company from April 2003 until October 2004. Mr. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of Price Enterprises, Inc. (“PEI”) from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. (“Costco”) from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company (“TPC”). Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

James F. Cahill has been Vice Chairman of the Board of Directors of the Company since April 2003, served as the Company’s Interim Chief Financial Officer from September 2003 to December 2003 and has been a director of the Company since November 1999. Mr. Cahill has also served as a director of PEI since August 1997. In September 2001, PEI completed a merger transaction with its former parent, Excel Legacy Corporation, a Delaware corporation (“Legacy”), pursuant to which a subsidiary of PEI was merged with and into Legacy. Upon completion of the merger, Legacy became a wholly owned subsidiary of PEI, which changed its name to Price Legacy Corporation (“Price Legacy”), and Mr. Cahill continued to serve as a director until June 2004. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of TPC and related entities. Prior to 1987, Mr. Cahill was employed by TPC for ten years, with his last position being Vice President of Operations.

Murray L. Galinson has been a director of the Company since November 2000. Mr. Galinson served as a director of PEI from August 1994 until November 1999 and from January 2001 until September 2001, and he has served as a director of Price Legacy since September 2001. Additionally, Mr. Galinson has been Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997 and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997.

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

Leon C. Janks has been a director of the Company since July 1997 and served as a director of PEI from March 1995 until July 1997. He is Chairman of the Audit Committee. He has been a partner in the accounting firm of Green, Hasson & Janks LLP in Los Angeles, California since 1980 and serves as Managing Director. Mr. Janks has extensive experience in domestic and international business serving a wide variety of clients in diverse businesses and is a certified public accountant.

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

Angel Losada M. has been a director of the Company since January 2002. Since May 2003, Mr. Losada has been Chairman of the Board of Directors of Gigante, one of Mexico’s largest grocery and retail store chains, after having served as Vice-Chairman of Gigante since 1973. Mr. Losada has also served as Executive President of Gigante since 2000. In addition, Mr. Losada owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. Gigante beneficially owns approximately 2.8% of the outstanding Common Stock. Mr. Losada also serves as Chairman of the Board of Directors of Office Depot de México, S.A. de C.V.; Chairman of the Board of Directors of Radio Shack de México, S.A. de C.V.; Chairman of the Board of Directors of Cafeterías Tok’s de México, S.A. de C.V.; a director of the Food Marketing Institute; a director of Teléfonos de México, S.A. de C.V.; and a director of Grupo Financiero Banamex-Citigroup, S.A. Mr. Losada has served as Chairman of the Mexican National Association of Retailers; and as a director of Mexico City’s National Chamber of Commerce, Casa de Bolsa Inverlat, S.A., and Seguros América, S.A.

Jack McGrory has been a director of the Company since November 2000. Mr. McGrory has been Chairman of the Board since September 2001 and President and Chief Executive Officer since October 2003 of Price Legacy, and was President and Chief Executive Officer of PEI from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego.

Edgar A. Zurcher has been a director of the Company since November 2000. Mr. Zurcher has been a partner in the law firm Zurcher, Montoya & Zurcher in Costa Rica since 1980. Additionally, Mr. Zurcher has been a director and 5.0% shareholder of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. PSC, S.A. beneficially owns approximately 10.3% of the outstanding Common Stock.

Executive Officers

The table below indicates the name, position and age of the executive officers of the Company:

Name	Position	Age
Robert E. Price	Interim Chief Executive Officer	62
Jose Luis Laparte	President	38
John M. Heffner	Executive Vice President and Chief Financial Officer	50
William J. Naylon	Executive Vice President and Chief Operating Officer	42
Brud E. Drachman	Executive Vice President – Construction and Private Label Merchandising	50
Robert M. Gans	Executive Vice President, Secretary and General Counsel	55
John D. Hildebrandt	Executive Vice President – Central America Operations	46
Thomas D. Martin	Executive Vice President – Merchandising	48
Edward Oats	Executive Vice President –Information Technology and Logistics	44

Robert E. Price has been Chairman of the Board of the Company since July 1994 and Interim President (until October 2004) and Interim Chief Executive Officer of the Company since April 2003. Mr. R. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. R. Price served as Chairman of the Board of PEI from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. R. Price was Chairman of the Board of Costco from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of TPC. Mr. R. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

Jose Luis Laparte has been President of the Company since October 2004. Mr. Laparte served as a consultant for the Company since December 2003. Prior to joining the Company as a consultant, Mr. Laparte spent more than 14 years working for Wal-Mart Stores, Inc. in Mexico and the United States in progressively responsible positions. From October 2002 through September 2003, he served as Vice President of Sam’s International, where he directed and managed the company’s operations, finance, sales, marketing, product development and merchandising. From May 2000 to October 2002, he served as Vice President, Wal-Mart de Mexico, responsible for sales and the expansion of the Sam’s Club format in Mexico. Mr. Laparte received a degree in Systems Engineering from Universidad La Salle.

John M. Heffner has been Executive Vice President and Chief Financial Officer of the Company since January 2004 after having served as a consultant to the Company on financial matters for the previous 4 months. Mr. Heffner was formerly Vice President of Finance and CFO of Kyocera Wireless Corp. Mr. Heffner’s previous professional experience was with Digital Equipment Corporation where he held a variety of financial management roles over a 20 year period, and more recently with Qualcomm, Inc. where he was a Vice President of Finance. Mr. Heffner is a graduate of St. Lawrence University and received an MBA from Syracuse University.

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

Brud E. Drachman has been Executive Vice President – Construction and Private Label Merchandising since November 2004. Mr. Drachman served as Executive Vice President – Real Estate and Construction of the Company from November 2002 until October 2004 and served as Senior Vice President – Real Estate and Construction of the Company from August 1998 to October 2002. Mr. Drachman previously served as Vice President – Real Estate and Construction at PEI from August 1994 to August 1997. Prior to joining PEI in 1994, Mr. Drachman served as Project Manager at TPC since 1987.

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

John D. Hildebrandt has been Executive Vice President – Central America Operations since August 2003. Mr. Hildebrandt served as Executive Vice President – Caribbean and Asia Operations from July 2001 until July 2003 and served as Senior Vice President of the Company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of the Company from September 1998 until August 2000, overseeing operations in Central America. Mr. Hildebrandt served as the Company’s Country Manager in the Philippines and Panama from August 1997 until August 1998, and as PEI’s Country Manager in the Philippines and Panama from 1996 until the Company was spun off from PEI in August 1997. Prior to joining PEI as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for TPC since 1979.

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

Edward Oats has been Executive Vice President – Information Technology and Logistics of the Company since November 2002 and served as Senior Vice President – Logistics/Information Technology of the Company from May 2000 to October 2002. Mr. Oats previously served as Vice President of Information Technology of the Company from August 1997 to April 2000, and as International IT Manager of PEI from 1993 to 1997. From 1981 to 1993, Mr. Oats served as Operations Manager at TPC.

ADDITIONAL INFORMATION

Corporate Offices

9740 Scranton Road

San Diego, CA 92121

(858) 404-8800

Stock Exchange Listing

NASDAQ Stock Market

Stock Symbol: PSMT

Annual Meeting

Wednesday, February 25, 2005 at 10:00 AM

Hilton San Diego Mission Valley

901 Camino del Rio South

San Diego, CA 92108

Transfer Agent

Mellon Investor Services

P.O. Box 3315

South Hackensack, NJ 07606

Telephone: (800) 522-6645

TDD for Hearing Impaired: (800) 231-5469

Outside U.S.: (201) 329-8660

Independent Auditors

Ernst & Young LLP

501 West Broadway

San Diego, CA 92101

PriceSmart’s annual reports to the Securities and Exchange Commission on Form 10-K, as amended, and any quarterly reports on Form 10-Q, as amended, will be provided free of charge upon written request to Investor Relations, PriceSmart, Inc., 9740 Scranton Road., San Diego, CA 92121. Internet users can access PriceSmart’s web site at http://www.pricesmart.com.