Form 10-K/A, Exhibit 13
period 2007-08-31
PRICESMART INC
filed 2008-07-11
CIK 1041803

Exhibit 13.1

PRICESMART, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND

OTHER INFORMATION

AUGUST 31, 2007

PRICESMART, INC.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended August 31, 2007 is derived from the Company’s consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company, primarily through majority or wholly owned subsidiaries, conducts operations primarily in Central America and the Caribbean, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2007, the Company had a total of 23 consolidated warehouse clubs operating in 11 foreign countries and one U.S. territory, 16 of which operate under currencies other than the U.S. dollar. For fiscal year 2007, approximately 78% of the Company’s net warehouse club sales were in foreign currencies. Also, as of August 31, 2007, the Company had a 50/50 joint venture accounted for under the equity method of accounting, which operates under the Mexican Peso. The Company may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse sales denominated in foreign currencies.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended August 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PriceSmart, Inc.’s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 23, 2007 expressed an unqualified opinion thereon.

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

Restricted Cash – Short-term and long-term restricted cash primarily represents time deposits that are pledged as collateral for the Company’s revolving line of credit. Long-term restricted cash represents deposits with Federal Regulatory agencies in Costa Rica and Panama.

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

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In August 1998, four of the Company’s officers and an entity affiliated with a fifth officer purchased an aggregate of 29,324 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan. These officers delivered to the Company promissory notes in the aggregate amount of $317,000. In April 2000, an additional officer purchased 3,738 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $150,000. The promissory notes delivered by the first five borrowers initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. The sixth officer’s note also was a recourse note, with a six-year term bearing interest at a rate of 5.85%.

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

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of August 31, 2007, options to purchase 303,259 shares were exercisable and there were 1,555,196 shares of the Company’s common stock reserved for future issuance, of which 464,355 shares are available for future grants. The following table summarizes information about stock options outstanding at August 31, 2007:

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

During fiscal year 2005, closure costs were $4.3 million. During the third quarter of fiscal year 2005, the Company executed a sublease agreement for its closed warehouse club in Guatemala. The sublease agreement resulted in an additional charge of $324,000 based on the new sublease terms as compared to the assumptions used to compute the original liability. The Company also recorded a non-cash charge of $892,000 for the write-off of fixed assets at the closed Guatemala warehouse club related to the subleasing activity. The Company also recorded an additional non-cash charge of $2.4 million for the write-off of fixed assets at the closed Dominican Republic warehouse club. This charge reflected management’s revised assessment of the likely net selling price for the property.

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

On April 30, 2007 the Company filed with the American Arbitration Association (“AAA”) a Notice of Arbitration and Statement of Claim against the Promerica Entities. The Statement of Claim seeks a declaratory judgment that the Company has not breached any of three agreements entered into during the past seven years by the Company and one or more of the Promerica Entities and that the Company has the right to not renew the credit card relationship.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During fiscal year 2007, as a result of significant losses in many of the Company’s foreign subsidiaries, management concluded that full valuation allowances were necessary with respect to several of its foreign subsidiaries. Factors considered by management include history of cumulative losses or income, projected earnings based upon current operations and determining whether the net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based upon the weight of all the positive and negative evidence, management concluded that it is more likely than not that deferred tax assets would not be realized in certain countries. Accordingly, the Company had net foreign deferred tax assets of $2.1 million and $1.9 million as of August 31, 2007 and 2006, respectively.

The Company has federal and state tax net operating loss carry-forwards, or NOLs, at August 31, 2007 of approximately $51.8 million and $9.5 million, respectively. The Federal and state tax loss carry-forwards expire during periods ranging from 2010 through 2025 and 2015 through 2025, respectively, unless previously utilized. In calculating the tax provision, and assessing the likelihood

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Relationship with Grupo Gigante, S.A.B. de C.V. (“Gigante”): In January 2002, the Company entered into a joint venture agreement with Gigante to initially open four PriceSmart warehouse clubs in Mexico (“PSMT Mexico, S.A. de C.V.”). Due to the historical operating losses and management’s assessment the Company and Gigante decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. effective February 28, 2005. The joint venture sold two of the three warehouse clubs, consisting of land and buildings, in September 2005. On October 31, 2007, subsequent to the fiscal year 2007, the Company finalized the sale of its 50% interest in PSMT Mexico, S.A. de C.V. (“PSMT Mexico”) for $2.0 million in cash to Grupo Gigante, S.A.B. de C.V. The sales price reflects the net book value of the Company’s investment in PSMT Mexico as of August 31, 2007. Grupo Gigante owns shares of common stock of the Company.

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

During the fourth quarter of fiscal year 2004, due to the historical operating losses and management’s assessment as to the inability to recover the full carrying amount of its investment in PSMT Mexico, the Company recorded a non-cash charge of $3.1 million to reduce the Company’s “Investment in unconsolidated affiliate.”

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

On October 31, 2007, Grupo Gigante S.A. de C.V. purchased all 164,046 shares held by PriceSmart, Inc. in PSMT Mexico for $2.0 million, thereby allowing Grupo Gigante S.A. de C.V. to assume 100% control and ownership of PSMT Mexico. Consequently the Company recorded $2.6 million impairment charge in fiscal year 2007, related to the write down of the Company’s interest in its Mexico joint venture to its revised net realizable value. The impairment charge included $1.7 million in accumulated unrealized loss associated with currency changes recorded as “Accumulated Other Comprehensive Loss” on the Consolidated Balance Sheet and $892,000 related to the amounts carried as “Investment in unconsolidated subsidiaries.” While the Company believes that the value of the investment as indicated on the balance sheet would over time be realized, there were concerns about the Company’s control of the actions necessary to achieve those outcomes given that a substantial portion of the realizable assets related to refunds from the Mexican tax authorities for pre-paid taxes. The Company, with the concurrence of the Board of Directors, concluded that it was in the Company’s best interest to complete the divestment of its Mexico holdings and reduce its involvement in activities not related to the future growth of the membership warehouse business in its targeted markets. The Company was relieved of all its obligations under letters of credit granted in favor of Mexican tax authorities totaling $1.9 million in connection with this disposal.

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